Execution Version

SECURITIES SUBSCRIPTION AGREEMENT

THIS AGREEMENT made the 2nd day of December, 2020, by and among THE REAL BROKERAGE INC., a corporation existing under the laws of the Province of British Columbia (the “Parent”), REAL PIPE, LLC, a limited liability company existing under the laws of the State of Delaware (the “Issuer”) and each of the investors whose names appear on the signature pages attached hereto (each, and “Investor” and collectively, the “Investors”).

WHEREAS the Issuer and the Parent have agreed to issue to each of the Investors, and the Investors have agreed to purchase from the Issuer and the Parent, the applicable portion of the Purchased Securities in accordance with the provisions hereof;

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the respective covenants and agreements of the parties hereinafter contained and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each party), the parties agree as follows:

ARTICLE 1

INTERPRETATION

1.1 Defined Terms

For the purposes of this Agreement, unless the context otherwise requires, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

“Action” has the meaning given to such term in Section 3.1(w);

“Affiliate” means a Person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the Person specified; provided, however, that the Parent, the Issuer and their respective Subsidiaries shall not be deemed to be Affiliates of the Investors or its Affiliates. For the purposes of this definition, “control”, when used with respect to any Person, means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by Contract, or otherwise;

“AML Laws” has the meaning given such term in Section 3.1(j)

“Audited Financial Statements” means, as the context requires, the audited consolidated financial statements of each of ADL Ventures Inc. and Real Technology Broker Ltd. as at and for the year ended December 31, 2019, including the notes thereto, together with the auditor’s reports thereon;

“Business Day” means any day, other than: (a) a Saturday, Sunday or statutory holiday in the Province of Ontario, the Province of British Columbia or the State of New York; or (b) a day on which banks are generally closed in the Province of Ontario, the Province of British Columbia or the State of New York;

“Canadian Securities Commissions” means the securities commissions or similar securities regulatory authorities in each of the Reporting Jurisdictions;

“Canadian Securities Laws” means the applicable securities legislation of each of the Reporting Jurisdictions and all published regulations, policy statements, orders, rules, instruments, rulings and interpretation notes issued thereunder or in relation thereto, as the same may hereafter be amended from time to time or replaced;

“Closing” means the closing of the issuance of the Purchased Securities and the completion of the other transactions contemplated by the Transaction Agreements to be completed at such time;

“Closing Date” has the meaning given to such term in Section 5.1;

“Closing Time” means 8:00 a.m. (Toronto time) on the Closing Date;

“Code” means the U.S. Internal Revenue Code of 1986, as amended;

“Contract” means any agreement, indenture, debenture, bond, mortgage contract, lease, sublease, deed of trust, license, option, instrument, arrangement, understanding or other legally binding commitment, in each case, in each case whether oral or written;

“Data Protection Laws” means all applicable laws pertaining to data protection, data privacy, data security, cybersecurity, cross-border data transfer, and general consumer protection laws as applied in the context of data privacy, data breach notification, electronic communication, telephone and text message communications, marketing by email or other channels, and other similar laws.

“Data Protection Requirements” means (i) Data Protection Laws, (ii) Privacy Policies, (iii) any Contracts and/or codes of conduct relating to the collection, access, use, storage, disclosure, transmission, or cross-border transfer of Personal Data.

“Data Systems” means computer, electronic or telecommunications or network systems of any variety (including data bases, websites, hardware, software, storage, switching and interconnection devices and mechanisms, whether on-premises or provided as a service by a third party).

“Encumbrance” means any encumbrance, lien, charge, hypothec, pledge, mortgage, title retention agreement, security interest of any nature, adverse interest, adverse claim, exception, reservation, easement, right of occupation, any matter capable of registration against title, option, warrant, right of pre-emption, right of first offer or refusal, purchase right, transfer restriction servitude, privilege, other third-party interest of any kind or any Contract to create any of the foregoing, in each case, whether based on law, statute, contract or otherwise;

“Equity Securities” means, with respect to a Person, (a) shares of, or other equity or voting interests in, such Person outstanding or reserved for issuance, (b) securities convertible into, or exchangeable or exercisable for, or other rights to acquire from such Person or any of its Affiliates, equity or voting interests of such Person, (c) outstanding obligations, options, warrants, rights, pledges, calls, puts, phantom equity, pre-emptive rights or other rights, commitments, arrangements or agreements of any character to acquire from such Person or any of its Affiliates, or that obligate such Person or any of its Affiliates to issue, any shares of, or other equity or voting interests (or voting debt) in, or any securities convertible into or exchangeable or exercisable for shares of, or other equity or voting interests in, such Person, or (d) obligations of such Person or any of its Affiliates to grant, extend or enter into any subscription, warrant, right, debt, convertible or exchangeable security or other similar agreement or commitment relating to any shares of, or other equity or voting interests in, such Person;

“Employee Plans” means all the employee benefit, fringe benefit, supplemental unemployment benefit, bonus, incentive, profit sharing, termination, change of control, pension, retirement, savings, stock option, stock purchase, stock appreciation, health, welfare, medical, dental, disability, life insurance and similar plans, programmes, arrangements or practices relating to any current or former employees, officers or directors of the Parent and/or its Subsidiaries maintained, sponsored, contributed to or funded by the Parent and/or its Subsidiaries or under which the Parent and/or its Subsidiaries may have any liability contingent or otherwise;

“Exchange Agreement” means the exchange and support agreement to be entered into by and among the Investors, the Parent and the Issuer on the Closing Date substantially in the form of Exhibit A attached to this Agreement;

“Exchange Common Shares” means the Real Common Shares issuable or deliverable to the Investors upon exchange and/or exercise of the Purchased Securities in accordance with the Exchange Agreement or the terms of the Warrant Certificates, as applicable;

“FCPA” has the meaning given to it in 3.1(j);

“Fraud” has the meaning given to such term in Section 3.3;

“Fundamental Representations” has the meaning given to such term in Section 3.3;

“Governmental Entity” means any domestic or foreign federal, provincial, regional, state, municipal, local or other government, governmental department, agency, arbitrator, authority or body (whether administrative, legislative, executive or otherwise), court, tribunal, commission or commissioner, bureau, minister or ministry, board or agency, taxing or other regulatory or self- regulatory authority, including any securities regulatory authorities and stock exchange;

“Guarantee Agreement” means the subordinated guarantee agreement to be entered into by and among the Investors and the Parent on the Closing Date substantially in the form of Exhibit B attached to this Agreement;

“Intellectual Property” means all of the following, to the extent protectable by applicable law, patents, patent applications, trademarks, trademark applications, service marks, service mark applications, trade names, copyrights, moral rights, trade secrets, licenses, domain names, mask works, information, inventions, proprietary rights and processes and all other intellectual property of any kind or nature.

“IFRS” means the International Financial Reporting Standards as adopted by the International Accounting Standards Board, at the relevant time, applied on a consistent basis;

“Indebtedness” means, with respect to any Person, without duplication, (a) all amounts for borrowed money, in each case excluding any intercompany borrowings and indebtedness; (b) obligations evidenced by bonds, debentures, notes, or other similar instruments; (c) obligations for the deferred purchase price of property or services (excluding trade obligations); (d) obligations under letters of credit; (e) obligations secured by Encumbrances on such Person’s assets, whether or not the obligations have been assumed; (f) all net obligations of such Person under interest rate, commodity, foreign currency and financial markets swaps, options, futures and other hedging obligations; and (g) guarantees of any of the foregoing;

“Indemnification Agreement” means the Indemnification Agreement between the Parent and the Investor Director Designee designated by the Investors, dated as of the date of the Closing.

“Interim Financial Statements” means the condensed interim consolidated financial statements of the Parent for the three and nine months ended September 30, 2020, including the notes thereto;

“Investors” has the meaning given to such term in the recitals hereto;

“Investor Director Designee” shall mean AJ Malhotra or such other individual designated by the Investors in accordance with Section 2.1 of the Investor Rights Agreement (as though the Investor Rights Agreement were in effect on the date hereof) to be elected or appointed by the Parent for election to the board of directors of the Parent;

“Investor Indemnitees” has the meaning given to such term in Section 4.1;

“Investor Rights Agreement” shall mean the investor rights agreement, to be entered into by and among the Investors, the Parent and the Issuer on the Closing Date substantially in the form of Exhibit C attached to this Agreement and as may be amended from time to time thereafter;

“Issuer” has the meaning given to such term in the recitals hereto;

“Issuer Common Units” means the common units of the Issuer having the rights and privileges set out in the LLC Agreement;

“IT Systems” has the meaning given to such term in 3.1(aa);

“Laws” means any and all federal, state, provincial, regional, national, foreign, local, municipal or other laws, statutes, acts, treaties, constitutions, principles of common law, resolutions, ordinances, proclamations, directives, codes, edicts, Orders, rules, regulations, rulings or requirements or other legally binding directives or guidance issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity and includes Securities Laws;

“LLC Agreement” means the limited liability company agreement to be entered into by and among the Issuer, the Parent and the Investors on the Closing Date substantially in the form of Exhibit D attached to this Agreement;

“Legislation” has the meaning given to such term in Section 3.1(j);

“Losses” means, in respect of any matter, all claims, complaints, demands, proceedings, actions, causes of action, orders, judgments, awards, penalties, fines, losses, damages, liabilities, costs and expenses (including any and all documented third party legal fees) resulting from, or arising out of, directly or indirectly, a breach or misrepresentation of any indemnitor’s representations, warranties or covenants made in this Agreement, subject to the limitations in this Section 4.3; provided, however, “Losses” excludes any and all punitive or exemplary damages (unless either of the foregoing damages are actually paid to a third party);

“Material Adverse Effect” means any change, effect, event, occurrence, or circumstance that individually or in the aggregate, is or would reasonably be expected to be material and adverse to (i) the business, condition (financial or otherwise), operations, results of operations of the Parent and its Subsidiaries on a consolidated basis; or (ii) the ability of the Parent or the Issuer to consummate the transactions contemplated by the Transaction Agreements that it is a party to, as applicable, and to perform its obligations thereunder; provided, however, that no change, effect, event, occurrence, or circumstance arising from or relating to any of the following shall constitute a Material Adverse Effect:

(a) the announcement of the execution of this Agreement or the transactions contemplated herein or in the other Transaction Agreements or the performance of the covenants and obligations herein or therein;

(b) any action or omission taken by the Parent or the Issuer at the prior written request of the Investors;

(c) any change, effect, event or circumstance generally affecting any industry in which the Parent or its Subsidiaries operate;

(d) general political, economic, financial, currency exchange or securities market conditions;

(e) any natural disaster, the continuation or escalation of the COVID-19 pandemic, any other pandemic, any act of terrorism or outbreak or escalation of hostilities or armed conflict, or any governmental response to the foregoing; or

(f) any adoption, change or prospective change in Laws, or the interpretation or administration thereof, by any Governmental Entity or any changes in IFRS;

except in the case of clause (c), (d), (e) or (f), where such change, effect, event or circumstance has a materially disproportionate effect on the Parent and its Subsidiaries on a consolidated basis relative to other participants operating in the industries in which the Parent and its Subsidiaries operate;

“Material Agreement” has the meaning given to such term in Section 3.1(y);

“Management Rights Letter” means the letter agreement by and among the Parent and the Investors, dated as of the date hereof.

“NI 51-102” means National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings;

“Order” means any judgment, decision, decree, determination, injunction, ruling, writ, assessment or order of any Governmental Entity that is binding on any Person or its property under applicable Law;

“Outside Date” has the meaning given to such term in Section 5.2(b);

“Parent” has the meaning given to such term in the recitals hereto;

“Parent Incentive Plans” means the Parent’s stock option plan and the Parent’s restricted share unit plan, in each case as may be further amended or amended and restated from time to time, or any other similar equity incentive plans approved by the board of directors of the Parent;

“Parent Indemnitees” has the meaning given to such term in Section 4.2;

“Parent Intellectual Property” means all Intellectual Property that is used or held for use in or necessary for the conduct of the Parent’s or any of its Subsidiaries’ business, as now conducted and as presently proposed to be conducted.

“Permit” has the meaning given to such term in Section 3.1(k);

“Person” means and includes any individual, corporation, limited partnership, general partnership, limited liability partnership, joint stock company, limited liability company, joint venture, association, company, trust, bank, trust company, pension fund, business trust or other organization, whether or not a legal entity and any Governmental Entity;

“Personal Data” means information that identifies, relates to, describes, is reasonably capable of being associated with, or could reasonably be linked, directly or indirectly, with a particular individual or household, and when referring to a Data Protection Requirement, has the same meaning as the similar or equivalent term defined thereunder.

“Preferred Units” means the Preferred Units of the Issuer having the rights and privileges set out in the LLC Agreement;

“Privacy Policies” means all published, posted and internal policies, procedures, agreements and notices relating to the Parent’s or any of its Subsidiaries’ collection, use, storage, disclosure, or cross-border transfer of Personal Data.

“Proceeds” has the meaning given to such term in Section 2.1;

“Public Disclosure Documents” means, collectively, all of the documents which have been filed by or on behalf of the Parent on SEDAR at www.sedar.com since (and inclusive of) May 26, 2020 and prior to the date the date hereof with the relevant Securities Regulators pursuant to the requirements of Securities Laws;

“Purchased Preferred Units” means the Preferred Units subscribed for by the Investors pursuant to Schedule I attached hereto;

“Purchased Securities” means, collectively, the Purchased Preferred Units and the Warrants;

“Real Common Shares” means the common shares in the capital of the Parent;

“Registration Rights Agreement” means the registration rights agreement to be entered into by and among the Investors and the Parent on the Closing Date substantially in the form of Exhibit F attached to this Agreement;

“Related Parties” means, with respect to any Person, such Person’s former, current and future Affiliates, directors, officers, managers, employees, advisors, representatives, shareholders, members, managers, partners, successors and assigns or any Affiliate thereof or any former, current and future Affiliate, director, officer, manager, employee, advisor, representative, shareholder, member, manager, partner, successor and assign of any of the foregoing;

“Reporting Jurisdictions” means the provinces of British Columbia, Ontario and Alberta;

“Restraints” has the meaning given to such term in Section 5.6(b);

“Sanctioned Country” has the meaning given to such term in Section 3.1(j);

“Sanctioned Person” has the meaning given to such term in Section 3.1(j);

“Sanctions” means economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by (a) the U.S. government, including those administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury or the U.S. Department of State, (b) the European Union or Her Majesty’s Treasury of the United Kingdom or (c) any other relevant Governmental Entity;

“SEC” means the United States Securities and Exchange Commission;

“Securities Laws” means the Canadian Securities Laws, the U.S. Securities Act and the U.S. Exchange Act;

“Securities Regulators” means any Canadian Securities Commission or the SEC, as applicable; “SEDAR” means the System for Electronic Document Analysis and Retrieval;

“Subsidiary” means, as to any Person, any corporation or other entity of which: (a) such Person or a Subsidiary of such Person is a general partner or, in the case of a limited liability company, the managing member or manager thereof; (b) at least a majority of the outstanding equity interest having by the terms thereof ordinary voting power to elect a majority of the board of directors or similar governing body of such corporation or other entity (irrespective of whether or not at the time any equity interest of any other class or classes of such corporation or other entity shall have or might have voting power by reason of the happening of any contingency) is at the time directly or indirectly owned or controlled by such Person or one or more of its Subsidiaries; or (c) any corporation or other entity as to which such Person consolidates for accounting purposes;

“Tax” and “Taxes” means (i) any and all taxes, assessments, and other governmental charges or fees, customs, imposts, levies, duties, impositions, deductions and liabilities, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value-added, goods and services, ad valorem, transfer, franchise, withholding (including backup withholding), payroll, social security, recapture, employment, pension plan, stamp, escheat and unclaimed property, excise and property taxes, or other governmental fee or charge of any kind whatsoever, whether computed on a separate or consolidated, unitary or combined basis or in any other manner, together with all interest, penalties and additions imposed with respect to such amounts; (ii) any liability for the payment of any amounts of the type described in paragraph (i) as a result of being or having been a member of an affiliated, consolidated, combined or similar group for any period (including any arrangement for group or consortium relief or similar arrangement); and (iii) any liability for the payment of any amounts of the type described in paragraph (i) as a result of any express or implied obligation to indemnify any other Person or as a result of any obligations under any agreements or arrangements with any other Person or entity with respect to such amounts and including any liability for taxes of a predecessor or transferor or otherwise by operation of Law;

“Tax Return” means any report, return, form, declaration, designation, information return, filing, claim for refund or other information filed or required to be filed with a Governmental Entity in connection with Taxes, including any schedules or attachments thereto, and any amendments to any of the foregoing;

“Threshold” has the meaning given to such term in Section 4.3;

“Transaction Agreements” means this Agreement, the Exchange Agreement, the Guarantee Agreement, the Investor Rights Agreement, the LLC Agreement, the Registration Rights Agreement and the Warrant Certificates;

“Transaction Litigation” has the meaning given to such term in Section 6.6;

“TSXV” means the TSX Venture Exchange or any successor thereto;

“TSXV Approval” means, collectively, (i) the acceptance, conditional or otherwise, by the TSXV pursuant to Policy 4.1 of the TSXV Corporate Finance Manual of the issuance and sale of the Purchased Securities to the Investors and the issuance of the Exchange Common Shares that may be issued to the Investors with respect to the Purchased Securities (other than pursuant to the Participation Right (as defined in the Investor Rights Agreement)) and (ii) the approval, conditional or otherwise, of the TSXV for listing of the Exchange Common Shares by the Parent, in each case, on the terms and conditions set out herein and in the other applicable Transaction Agreements;

“Warrants” means those warrants of the Parent, having the rights and restrictions set forth in the Warrant Certificates, that are subscribed for by the Investors pursuant to Schedule I attached hereto;

“Warrant Certificates” means those warrant certificates dated the date hereof to be entered into by and between the Parent and each Investor, substantially in the form attached hereto as Exhibit E;

“Warrant Shares” means the Real Common Shares issuable upon exercise of the Warrants;

“United States” means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended; and

“U.S. Securities Act” means the United States Securities Act of 1933, as amended.

1.2 Rules of Construction in this Agreement:

(a) the terms “Agreement”, “this Agreement”, “the Agreement”, “hereto”, “hereof”, “herein”, “hereby”, “hereunder” and similar expressions refer to this Agreement in its entirety and not to any particular provision hereof;

(b) references to an “Article”, “Section” or “Exhibit” followed by a number or letter refer to the specified Article or Section of or Exhibit to this Agreement;

(c) the division of this Agreement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement;

(d) words importing the singular number only shall include the plural and vice versa and words importing the use of any gender shall include all genders;

(e) the word “including” is deemed to mean “including without limitation”;

(f) the terms “party” and “the parties” refer to a party or the parties to this Agreement;

(g) any reference to this Agreement means this Agreement as amended,

(h) any reference to a statute, regulation or rule shall be construed to be a reference thereto as the same may from time to time be amended, re-enacted or replaced, and any reference to a statute shall include any regulations or rules made thereunder;

(i) all dollar amounts refer to United States currency unless otherwise stated;

(j) any time period within which a payment is to be made or any other action is to be taken hereunder shall be calculated excluding the day on which the period commences and including the day on which the period ends;

(k) whenever any action is required to be taken or period of time is to expire on a day other than a Business Day, such action shall be taken or period shall expire on the next following Business Day; and

(l) the word “day” means calendar day unless Business Day is expressly specified.

1.3 Entire Agreement

The Transaction Agreements constitute the entire agreement between the parties with respect to the subject matter hereof and thereof and supersede all prior agreements, understandings, negotiations and discussions, whether written or oral. Unless otherwise agreed upon in writing by the parties, there are no conditions, covenants, agreements, representations, warranties or other provisions, express or implied, collateral, statutory or otherwise, relating to the subject matter hereof except as provided in the Transaction Agreements.

1.4 Time of Essence

Time shall be of the essence of this Agreement.

1.5 Governing Law and Submission to Jurisdiction

(a) This Agreement and all matters, claims or Actions (whether at law, in equity, in Contract, in tort or otherwise) based upon, arising out of or relating to this Agreement or the negotiation, execution or performance of this Agreement, shall be interpreted and enforced in accordance with, and the respective rights and obligations of the parties shall be governed by, the laws of the State of Delaware applicable to contracts executed in and to be performed entirely within that State, regardless of the Laws that might otherwise govern under any applicable conflict of Laws principles.

(b) All Actions arising out of or relating to this Agreement shall be heard and determined in the Chancery Court of the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction over any Action, any state or federal court within the State of Delaware) and appellate courts therefrom and the parties hereto hereby irrevocably submit to the exclusive jurisdiction and venue of such courts in any such Action and irrevocably waive the defense of an inconvenient forum or lack of jurisdiction to the maintenance of any such Action. The consents to jurisdiction and venue set forth in this Section 1.5(b) shall not constitute general consents to service of process in the State of Delaware, shall have no effect for any purpose except as provided in this Section 1.5(b) and shall not be deemed to confer rights on any Person other than the parties hereto. Each party hereto agrees that service of process upon such party in any Action arising out of or relating to this Agreement shall be effective if notice is given by overnight courier, with a copy by e-mail, at the addresses set forth in Section 8.2 of this Agreement. The parties hereto agree that a final judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law; provided that, nothing in the foregoing shall restrict any party’s rights to seek any post-judgment relief regarding, or any appeal from, a final trial court judgment.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (C) IT MAKES SUCH WAIVER VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 1.5(C).

1.6 Severability

If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, all other provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible to the end that transactions contemplated hereby are fulfilled to the extent possible.

1.7 Accounting Principles

Any reference in this Agreement to accounting principles refers to IFRS, applied on a consistent basis, and which are applicable in the circumstances as of the date in question. Accounting principles are applied on a “consistent basis” when the accounting principles applied in a current period are comparable in all material respects to those accounting principles applied in a preceding period.

1.8 Knowledge

For the purposes of this Agreement, with respect to any matter, the knowledge of Parent or the Issuer shall mean the actual knowledge of Tamir Poleg, Michelle Ressler and Gal Weiss, in each case, after making reasonable inquiry concerning the matters in question.

1.9 Schedules

The following Exhibits and Schedule are attached to and form an integral part of this Agreement:

Exhibit A	-	Exchange Agreement

Exhibit B	-	Guarantee Agreement

Exhibit C	-	Investor Rights Agreement

Exhibit D	-	LLC Agreement

Exhibit E	-	Warrant Certificate

Exhibit F	-	Registration Rights Agreement

Schedule I	-	Investors

ARTICLE 2

PURCHASE OF SECURITIES

2.1 Purchase of Purchased Securities

On the terms and subject to the conditions of this Agreement, and subject to the satisfaction (or, to the extent permitted by applicable Law, waiver by the party entitled to the benefit thereof) of the conditions set forth in Section 5.6 and Section 5.7, each of the Investors hereby agree to subscribe for and purchase from the Issuer and the Parent, as applicable, and each of Issuer and the Parent, as applicable hereby agrees to issue and sell to the applicable Investors, on the Closing Date, free and clear of all Encumbrances (except restrictions imposed by the LLC Agreement, any applicable Securities Laws, as may be imposed by the TSXV, as may be imposed as a result of the application of the securities Laws of any jurisdiction applicable to the Investors, or as are imposed as a result of any actions taken by the Investors), (a) the applicable Purchased Preferred Units from the Issuer, according to the allocation set forth on Schedule I for the portion of the aggregate consideration of Cdn. $19,084,673.57 as indicated on Schedule I, and (b) the applicable Warrants from the Parent, in the allocation set forth on Schedule I for the portion of the aggregate consideration of Cdn. $7,191,326.27 as indicated on Schedule I, (clauses (a) and (b), collectively, the “Proceeds”). Evidence of the issuance of the Purchased Preferred Units and the Warrants shall be credited in the name of the applicable Investor in the books and records of the Issuer and the Parent, as applicable.

2.2 Payment of Proceeds

On the Closing Date, each of the Investors shall pay, or cause to be paid (to an account specified to the Investors by the Parent and the Issuer in writing at least three (3) Business Days prior to the Closing Date), in full satisfaction of the subscription price for the Purchased Securities, the Proceeds by wire transfer in immediately available funds.

2.3 Use of Proceeds

The Parent shall use the Proceeds for general corporate purposes; provided, however, that the Parent shall use a portion of the Proceeds from the sale to fully payoff Real Broker, LLC’s borrowings under the Paycheck Protection Program (the “PPP Loan”) in accordance with Section 6.7.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of the Parent and the Issuer

The Parent and the Issuer jointly and severally represent and warrant to the Investors as follows as of the date hereof and as of the Closing Date (except for representations and warranties that speak as of a specific date which shall be true and correct as of such specified date) and acknowledge that the Investors are relying on such representations and warranties in entering into this Agreement and completing its subscription for the Purchased Securities:

(a) Organization. Each of the Parent and the Issuer: (i) has been duly incorporated or formed, respectively, and is validly existing in good standing under the Laws of the jurisdiction of its incorporation or formation, with all requisite corporate or limited liability company power and authority to own, lease and operate its properties and assets and conduct its business, and; (ii) is duly qualified, licensed or registered to transact business, and is in good standing, in each jurisdiction in which the conduct of its business or its ownership, leasing or operation of property or assets requires such qualification. True and complete copies of the Parent’s and the Issuer’s articles, by-laws or other organizational documents of the Parent and the Issuer, each as amended to the date hereof, have been provided to the Investors prior to the date hereof or are publicly available in the Public Disclosure Documents. Neither the Parent nor the Issuer is in violation, in any material respect, of any of the provisions of their respective articles, by-laws or other organizational documents.

(b) Authorization. Each of the Parent and the Issuer has the requisite corporate or limited liability company power and authority to enter into each of the Transaction Agreements to which it is a party, to perform its obligations thereunder and to consummate the transactions contemplated thereunder, and each of the Transaction Agreements to which the Parent or the Issuer is a party: (i) together with the transactions contemplated thereunder, has been duly authorized by the Parent and/or the Issuer, as applicable; (ii) has been duly executed and delivered by the Parent and/or the Issuer, as applicable; and (iii) is a legal, valid and binding agreement of the Parent and/or the Issuer, as applicable, enforceable against such party in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject to the qualification that equitable remedies may be granted in the discretion of a court of competent jurisdiction. No other action on the part of the Parent, the Issuer, their respective Subsidiaries or their equityholders is necessary to authorize the execution, delivery and performance by the Parent or the Issuer of the Transaction Agreements and the consummation by either of them of the transactions contemplated thereunder.

(c) Authorized and Issued Capital.

(i) The authorized share capital of the Parent consists of an unlimited number of Real Common Shares. All Real Common Shares outstanding and all Real Common Shares reserved for issuance, when issued in accordance with the respective terms thereof, are or will be duly authorized, validly issued, fully paid and non-assessable common shares in the capital of the Parent and not issued in violation of any pre-emptive rights, rights of first offer or refusal or similar rights.

(ii) On the date hereof and immediately prior to Closing, there are and will be (A)143,292,627 Real Common Shares issued and outstanding, and (B) issued and outstanding stock options, and restricted share units, granted pursuant to the Parent Incentive Plans, which may result in future issuances of up to 14,065,094 Real Common Shares. Immediately following the Closing, there will be (x) 143,292,627 Real Common Shares issued and outstanding, (y) issued and outstanding stock options, and restricted share units, granted pursuant to the Parent Incentive Plans, which may result in future issuances of up to 14,065,094 Real Common Shares, and (z) the Warrants, which may result in future issuances up to 17,286,842 Real Common Shares.

(iii) The Parent has furnished to the Investors complete and accurate copies of the Parent Incentive Plans and forms of agreements used thereunder. No officer, employee, director or consultant of the Parent or other Person has a Contract that contemplates a grant of or right to purchase or receive any equity or equity-based awards which have not been issued or granted as of the date of this Agreement. Each award pursuant to the Parent Incentive Plans was granted or issued in accordance with all applicable Laws and the terms and conditions of the Parent Incentive Plans. The Parent has furnished to the Investors a true and complete list of the name of each current or former employee, officer, director, consultant or other service provider of the Parent who holds a non-expired stock option or deferred share unit, which includes, as applicable, the date of grant, the expiration date, the number of Real Common Shares subject to the award, the exercise price, the applicable vesting schedule, and the holder’s state of residence (or, for any holder who is not a resident of the United States, country of residence).

(iv) The authorized equity capital of the Issuer consists of an unlimited number of Issuer Common Units and an unlimited number of Preferred Units. On the date hereof and immediately prior to the Closing, the sole member of the Issuer is and will be the Parent. Immediately following the Closing, there will be issued and outstanding (x) 1000 Issuer Common Units, all of which will be held by the Parent, and (y) the Purchased Preferred Units, all of which will, collectively, be held by the Investors. All Issuer Common Units and, when issued, Preferred Units, are (or will be) duly authorized for issuance and are (or will be) validly issued, fully paid and non-assessable units of Issuer Common Units or Preferred Units of the Issuer and not issued in violation of any pre-emptive rights, rights of first offer or refusal or similar rights.

(d) Subsidiaries. Each of the Parent’s other Subsidiaries is duly organized and is validly existing in good standing under the Laws of the jurisdiction of its formation (where such concept applies), except where the failure to be so organized, existing and in good standing would not, individually or in the aggregate, reasonably be expected to be material to the Parent and its Subsidiaries, taken as a whole. Each of the Parent’s other Subsidiaries has all requisite power and authority to own, lease and operate its properties and assets and conduct its business as described in the Public Disclosure Documents and is duly qualified, licensed or registered to transact business and is in good standing in each jurisdiction in which the conduct of its business or its ownership, leasing or operation of property or assets requires such qualification, except where, individually or in the aggregate, the failure to obtain such qualification or good standing would not, individually or in the aggregate, reasonably be expected to be material to the Parent and its Subsidiaries, taken as a whole. True and complete copies of the Parent’s others Subsidiaries’ articles, by-laws or other organizational documents of the Parent’s others Subsidiaries, each as amended to the date hereof, have been provided to the Investors prior to the date hereof or are publicly available in the Public Disclosure Documents. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Parent and its Subsidiaries, taken as a whole, one of the Parent’s other Subsidiaries are in violation of their respective articles or certificate of incorporation, by-laws, certificate of formation, or other organizational documents. Except as disclosed in the Public Disclosure Documents, all of the outstanding units or other equity interests of the Issuer and each other Subsidiary of the Parent have been duly and validly authorized and issued and are wholly-owned, directly or indirectly, by the Parent, were not issued in violation of any pre-emptive rights, rights of first offer or refusal or similar rights, and no Person has any agreement, option, right or privilege capable of becoming an agreement for or the right to purchase any of the issued or unissued units or other equity interests of the Issuer or any other Subsidiary of the Parent.

(e) No Additional Securities.

(i) As of the date of this Agreement, there are no Equity Securities of the Parent or any of its Subsidiaries outstanding, other than (A) for vesting or settlement of outstanding stock options and restricted share units granted pursuant to the Parent Incentive Plans outstanding on the date hereof and described in Section 3.1(c) or (B) as contemplated by the Transaction Agreements.

(ii) As of the date of this Agreement: (1) there are no outstanding agreements of any kind which obligate the Parent or the Issuer to repurchase, redeem or otherwise acquire any of their Equity Securities, or obligate the Parent or the Issuer to grant, extend or enter into any such agreements relating to any of their Equity Securities (other than pursuant to the Parent Incentive Plans), including any agreements granting any pre-emptive rights, subscription rights, anti-dilutive rights, rights of first refusal or similar rights with respect to any such Equity Securities, and (2) none of the Parent or the Issuer is a party to any shareholders agreement, voting trust agreement, registration rights agreement or other similar agreement or understanding relating to any of their Equity Securities or any other agreement relating to the disposition, voting or dividends with respect to any of their Equity Securities. There are no voting trusts or other agreements to which the Parent or the Issuer is a party with respect to the voting of any of their Equity Securities.

(iii) Other than the Transaction Agreements, as of the date of this Agreement, the Parent and the Issuer have not entered into and the Parent and the Issuer will not enter into any agreement relating to the issuance of any additional Preferred Units (including with respect to rights upon exchange of Preferred Units for Real Common Shares pursuant to the LLC Agreement or the Exchange Agreement).

(f) Issuance of Purchased Securities.

(i) The Issuer has full power and authority to issue the Purchased Preferred Units. The issuance of the Purchased Preferred Units has been (or will be at Closing) duly authorized and, upon payment of the Proceeds attributable to the Purchased Preferred Units, the Purchased Preferred Units will be validly issued as fully paid and non-assessable Preferred Units of the Issuer. On the Closing Date, the Investors will be the legal and registered owners of the Purchased Preferred Units and will have good title thereto free and clear of all Encumbrances (except restrictions imposed by the LLC Agreement, any applicable Securities Laws, as may be imposed by the TSXV, as may be imposed as a result of the application of the securities Laws of any jurisdiction applicable to the Investors, or as are imposed as a result of any actions taken by the Investors).

(ii) The Parent has full power and authority to issue the Warrants. The issuance of the Warrants has been (or will be at Closing) duly authorized, created and validly issued Warrants of the Parent. On the Closing Date, the Investors will be the legal and registered owners of the Warrants and will have good title thereto free and clear of all Encumbrances (except restrictions imposed by the Warrant Certificates, any applicable Securities Laws, as may be imposed by the TSXV, as may be imposed as a result of the application of the securities Laws of any jurisdiction applicable to the Investors, or as are imposed as a result of any actions taken by the Investors).

(g) Issuance of Exchange Common Shares. The Parent has full corporate power and authority to issue the Exchange Common Shares upon exchange of the Purchased Preferred Units in accordance with the terms of the LLC Agreement or the terms of the Exchange Agreement or exercise of the Warrants pursuant to the terms of the Warrant Certificates. The issuance of the Exchange Common Shares upon exchange of the Purchased Preferred Units or exercise of the Warrants, in each case, has been (or will be at Closing) duly authorized and, upon exchange of the Purchased Preferred Units in accordance with the terms of the LLC Agreement or the terms of the Exchange Agreement or exercise of the Warrants pursuant to the terms of the Warrant Certificates, the Exchange Common Shares will be validly issued as fully paid and non-assessable Real Common Shares, and not issued in violation of any pre-emptive rights, rights of first offer or refusal or similar rights. As of the date hereof, the Parent has reserved for future issuance 34,573,684 Real Common Shares in connection with the exchange of the Purchased Preferred Units for Exchange Common Shares in accordance with the terms of the LLC Agreement and the terms of the Exchange Agreement and with the exercise of the Warrants pursuant to the terms of the Warrant Certificates. At the time of issuance of the Exchange Common Shares upon exchange of the Purchased Preferred Units in accordance with the terms of the LLC Agreement or the terms of the Exchange Agreement, or upon exercise of the Warrants pursuant to the terms of the Warrant Certificates, the Investors (or their transferees) will be the legal owners of the Exchange Common Shares and will have good title thereto free and clear of all Encumbrances, other than as may be imposed as a result of any applicable Securities Laws, as may be imposed by the TSXV, as may be imposed as a result of the application of the securities Laws of any jurisdiction applicable to the Investors (or such transferee), or as are imposed as a result of any actions taken by the Investors (or such transferee).

(h) No Violation. The execution and delivery by the Parent and the Issuer of each of the Transaction Agreements to which it is a party, and the performance by it of or compliance with its obligations thereunder, including, the issuance of the Purchased Securities and the Exchange Common Shares to the Investors will not: (i) conflict with or result in any violation of the provisions of the articles, by-laws or other organizational documents of the Parent or the Issuer (including the LLC Agreement); (ii) conflict with or result in any violation of similar organizational documents of any other Subsidiary of the Parent; (iii) conflict with or result in a breach or violation of any of the terms or provisions of, constitute a default (or constitute an event which, with notice or lapse of time or both, would violate or constitute a default), or accelerate the performance required by the Parent, the Issuer or any of the Parent’s other Subsidiaries under, any Contract to which the Parent, the Issuer or any of the Parent’s other Subsidiaries is a party or by which the Parent, the Issuer or any of the Parent’s other Subsidiaries is bound or to which any of the property or assets of the Parent, the Issuer or any of the Parent’s other Subsidiaries is subject; or (iv) subject to the receipt of the TSXV Approval (final), result in any violation of the provisions of any Law or Order applicable to the Parent, the Issuer or any of the Parent’s other Subsidiaries.

(i) Consents and Approvals. No consent, approval, authorization, license, permit, declaration, registration, notice or filing of or with any Governmental Entity or any other Person by the Parent or any of its Subsidiaries is required for the issue and sale of the Purchased Securities or the issue of the Exchange Common Shares upon exchange of the Purchased Preferred Units in accordance with the terms of the LLC Agreement or the terms of the Exchange Agreement, exercise of the Warrants pursuant to the terms of the Warrant Certificates, or the consummation by the Parent and the Issuer of the transactions contemplated by the Transaction Agreements, other than: (i) the TSXV Approval (final); (ii) the filings required to be made, prior to or following the Closing under the published rules of the TSXV; and (iii) the filings required to be made by the Parent under applicable Securities Laws.

(j) Anticorruption and Sanctions Laws Compliance.

(i) Neither the Parent, its Subsidiaries nor any Related Party of the Parent or its Subsidiaries is (i) a Person listed in any Sanctions-related list of designated Persons maintained by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”) or the U.S. Department of State, (ii) a Person operating, organized or resident in a country or region which is itself the subject or target of any Sanctions (“Sanctioned Country”), or (iii) any Person owned or controlled by any Person or Persons specified in (i) or (ii) above or otherwise the target of Sanctions (together “Sanctioned Persons”). The Parent, its Subsidiaries and each Related Party of the Parent and its Subsidiaries are in compliance with applicable Sanctions in all material respects and are not knowingly engaged in any activity that would reasonably be expected to result in the Parent, its Subsidiaries or any respective Related Party being designated as a Sanctioned Person. The Parent and its Subsidiaries have implemented and maintains in effect and enforces policies and procedures reasonably designed to ensure compliance by the Parent and its directors, officers, employees and agents with Sanctions applicable to such Persons. Neither the Parent, its Subsidiaries nor any Related Party of the Parent or its Subsidiaries is engaged directly in any business or transactions with any Sanctioned Person or in any Sanctioned Country, or knowingly engaged in any indirect business or transactions with any Sanctioned Person or in any Sanctioned Country or any in any manner that would result in the violation of Sanctions by any Person, including the Investors.

(ii) The Parent and its Subsidiaries are in compliance in all material respects with all anti-money laundering laws, rules, regulations and orders of jurisdictions applicable to the Parent and its Subsidiaries (collectively, “AML Laws”), including the USA PATRIOT Act and no proceeding involving the Parent or its Subsidiaries with respect to AML Laws is currently pending or, to the knowledge of the Parent, threatened which in each case would be reasonably expected to result in a material violation of this representation. The Parent and its Subsidiaries are not required to be registered with the U.S. Department of the Treasury as a money services business, as such term is defined by U.S. federal law or regulation, nor is Parent or any of its Subsidiaries required to be registered or licensed as a money services business, money transmitter, or equivalent enterprise under the applicable Law of any other jurisdiction.

(iii) Neither the Parent, its Subsidiaries nor, to the Parent’s knowledge, any of their respective directors, officers, employees or agents have, directly or indirectly, made, offered, promised or authorized, or caused to be made offered, promised or authorized, any payment, contribution, gift or favor of anything of value, including but not limited to money, property or services, whether or not in contravention of the U.S. Foreign Corrupt Practices Act of 1977, as amended from time to time (the “FCPA”) or any similar other applicable law prohibiting public or commercial bribery or corruption (collectively, including the FCPA, the “Legislation”) to or for the benefit of any “foreign official” (as such term is defined in the FCPA), foreign political party or official thereof or candidate for foreign political office for the purpose of (i) influencing any official act or decision of such official, party or candidate, (ii) inducing such official, party or candidate to use his, her or its influence to affect any act or decision of a foreign Governmental Entity, or (iii) securing any improper advantage, in the case of (i), (ii) and (iii) above in order to assist the Parent or any of its Affiliates in obtaining or retaining business for or with, or directing business to, any Person. Neither the Parent, its Subsidiaries nor, to the Parent’s knowledge, any of the their respective directors, officers, employees or agents have made or authorized any bribe, rebate, payoff, influence payment, kickback or other unlawful payment of funds or received or retained any funds in violation of any law, rule or regulation. Neither the Parent, its Subsidiaries nor, to the Parent’s knowledge, any of the their respective officers, directors or employees, (A) is under investigation for any potential violation of the Legislation, (B) has received any notice or other communication (in writing or otherwise) from any Governmental Entity regarding any actual, alleged, or potential violation of, or failure to comply with, any Legislation, (C) is aware of or has any reason to believe that there has been any violation or potential violation of the Legislation by the Parent, its Subsidiaries, any of their respective officers, directors or employees or any other business entity or enterprise with which the Parent is or has been engaged, affiliated or associated or (D) has committed any act that would constitute a violation of the Legislation irrespective of whether the Legislation applies as a jurisdictional matter. The Parent further represents that it has maintained systems of internal controls (including, but not limited to, accounting systems, purchasing systems and billing systems) to ensure compliance with the FCPA or any other applicable anti-bribery or anti-corruption law. Neither the Parent, its Subsidiaries nor, to the Parent’s knowledge, any of their respective officers, directors or employees are the subject of any allegation, voluntary disclosure, investigation, prosecution or other enforcement action related to the FCPA or any other anti-corruption law, and neither the Parent, its Subsidiaries nor, to the Parent’s knowledge, any of their respective officers, directors or employees, nor any direct, indirect, or beneficial owners of the foregoing, is or has been a foreign official as defined under the FCPA (including any employee of a state-owned or state- controlled entity, business, or corporation).

(k) Compliance with Contracts and Laws. Each Material Agreement to which the Parent or any of its Subsidiaries is a party or by which the Parent or any of its Subsidiaries or any of their respective properties or assets is bound is valid, binding and enforceable on the Parent and any of its Subsidiaries to the extent such Person is a party thereto, as applicable, and is in full force and effect, except where the failure to be valid, binding or in full force and effect, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Neither the Parent nor any of its Subsidiaries is in default in the performance or observance of any obligation, agreement, covenant or condition contained in any Material Agreement to which it is a party or by which it or any of its properties or assets may be bound except: (i) as disclosed in the Public Disclosure Documents; or (ii) such default which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Parent and each of its Subsidiaries are and have been in compliance with, and are conducting and have conducted their businesses in compliance with, all applicable Laws, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Parent and each of its Subsidiaries are, and have been, in compliance with all Laws that are applicable to the Parent or any of its Subsidiaries, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Parent and each of its Subsidiaries hold all licenses, franchises, permits, certificates, approvals and authorizations from Governmental Entities (“Permits”) necessary for the lawful conduct of their respective businesses or for the ownership and use of their assets in compliance with all Laws, including the real estate brokerage Permits except which would not, individually or in the aggregate, reasonably be expected to be material to the business of the Parent or its Subsidiaries. Each Permit is valid, subsisting and in good standing, none of the Parent or any of its Subsidiaries is in default or breach of any Permit and, no proceeding is pending or, to the knowledge of the Parent or any of its Subsidiaries, threatened to revoke or limit any Permit except which would not, individually or in the aggregate, reasonably be expected to be material to the business of the Parent or its Subsidiaries. All Permits are renewable by their terms or in the ordinary course of business without the need for the Parent or its Subsidiaries holding such Permits to comply with any special rules or procedures, agree to any materially different terms or conditions or pay any amounts other than routine filing fees.

(l) Regulatory Matters. The Parent is a “reporting issuer” in each of the Reporting Jurisdictions and is not included in a list of defaulting reporting issuers maintained by the Securities Regulators of any such jurisdictions. The Parent has not taken any action to cease to be a reporting issuer in any jurisdiction in which it is a reporting issuer and has not received any notification from a Securities Regulator seeking to revoke the Parent’s reporting issuer status. The Parent has filed with the Securities Regulators, on a timely basis, all required financial statements, annual information forms, proxy solicitation materials, material change reports and other documents required to be filed by it under Canadian Securities Laws. As of their respective filing dates, each of the Public Disclosure Documents complied with the requirements of applicable Canadian Securities Laws in all material respects and none of the Public Disclosure Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading. To the knowledge of the Parent, none of Public Disclosure Documents as of the date of this Agreement is the subject of ongoing review by any Canadian Securities Commission and, as of the date of this Agreement, the Parent has not received any comments from any Canadian Securities Commission with respect to any of the Public Disclosure Documents which, to the knowledge of the Parent, remain unresolved, nor has it received any inquiry or information request from any Canadian Securities Commission as of the date of this Agreement as to any matters affecting the Parent which have not been adequately addressed.

(m) Listing of Common Shares. The Real Common Shares are listed and posted for trading on the TSXV, and no Order ceasing or suspending trading in any securities of the Parent or prohibiting the sale or issuance of the Purchased Securities or the Exchange Common Shares or the trading of any of the Parent’s issued securities has been issued and no (formal or informal) proceedings for such purpose are pending or contemplated by the Parent or, to the knowledge of the Parent, have been threatened. The Parent is in compliance in all material respects with the rules and regulations of the TSXV.

(n) Financial Statements. The Audited Financial Statements and the Interim Financial Statements present fairly the financial position of the Parent and its Subsidiaries as of the respective dates of such financial statements and schedules, and the results of operations and cash flows of the Parent and its Subsidiaries for the respective periods covered thereby. The Audited Financial Statements and the Interim Financial Statements have been prepared in accordance with IFRS applied on a consistent basis, as certified by Smythe LLP and Brightman Almagor Zohar & Co., as applicable, the independent chartered professional accountants, with respect to the Audited Financial Statements, and as certified by Brightman Almagor Zohar & Co., the independent chartered professional accountants, with respect to the Interim Financial Statements. Neither the Parent nor any of its Subsidiaries has any liabilities of any nature (whether accrued, absolute, contingent or otherwise) that would be required under IFRS to be reflected on a consolidated balance sheet of the Parent and its Subsidiaries (including the notes thereto) except for: (i) liabilities reflected or reserved against in the Audited Financial Statements and the Interim Financial Statements; (ii) liabilities incurred pursuant to the transactions contemplated by the Transaction Agreements; and (iii) liabilities incurred in the ordinary course since September 30, 2020.

(o) Independence of Auditors. Smythe LLP, who have audited the Audited Financial Statements of ADL Ventures Inc., and Brightman Almagor Zohar & Co. who have audited the Audited Financial Statements of Real Technology Broker Ltd. and reviewed the Interim Financial Statements, are independent chartered professional accountants with respect to the Parent as required by applicable Canadian Securities Laws. Since June 8, 2020, there has not been any change of auditors of the Parent or its Subsidiaries, nor is there currently nor has there been any reportable disagreements (within the meaning of NI 51-102) with either of Smythe LLP or Brightman Almagor Zohar & Co. or any disagreements respecting any matter that resulted in a reservation in Smythe LLP’s auditors’ report with respect to the Audited Financial Statements.

(p) Internal Controls and Disclosure Controls and Procedures. Except as may be disclosed in the Public Disclosure Documents, the Parent has designed and maintains systems of “internal control over financial reporting” (as such term is defined in NI 52-109) intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and, to the knowledge of the Parent, there are no material weaknesses in its system of internal control over financial reporting. Except as may be disclosed in the Public Disclosure Documents, the Parent has designed and maintains “disclosure controls and procedures” (as that term is defined in NI 52-109) intended to provide reasonable assurance that material information relating to the Parent is made known to the Parent’s Chief Executive Officer and Chief Financial Officer by others within the Parent, including such information required to be disclosed by the Parent in “annual filings” or in “interim filings” (as those terms are defined in NI 52-109) or other reports submitted by the Parent under applicable Canadian Securities Laws is recorded, processed, summarized and reported within the time periods specified in the applicable Canadian Securities Laws. Since May 26, 2020, Parent has disclosed to the Parent’s auditors and the audit committee of the Parent’s board of directors (A) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting, in each case that are reasonably likely to adversely affect in any material respect the Parent’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Parent’s internal controls over financial reporting.

(q) Accounting Controls. The Parent and each of its Subsidiaries makes and keeps, and at all times has maintained and kept, accurate books and records in all material respects, including with respect to all constating and/or organizing documents and by-laws, minute books, registers, share certificate books and all other similar documents and records. The Parent and each Subsidiary has designed, maintains and implements, and at all times, has maintained and implemented, internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, including that: (i) transactions are executed only in accordance with management’s authorization; (ii) transactions are recorded as necessary to permit preparation of its financial statements and to maintain accountability for its assets; (iii) access to its assets is permitted only in accordance with management’s authorization; and (iv) the reported accountability for its assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(r) No Material Change. Except as disclosed in the Public Disclosure Documents, since May 26, 2020, no change has occurred in any of the business, condition (financial or otherwise), operations, results of operations, capital, property, assets or liabilities of the Parent or its Subsidiaries, taken as a whole, which, would individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Since the date of the Audited Financial Statements, except as: (i) described therein, (ii) as otherwise disclosed in the Public Disclosure Documents, and (iii) for the transactions contemplated by the Transaction Agreements, (A) the Parent and its Subsidiaries on a consolidated basis have not incurred any liabilities or obligations, direct, contingent or otherwise, or entered into or agreed to enter into any transactions or Contracts, which liabilities, obligations, transactions or contracts would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; (B) the Parent has not purchased any of its outstanding share capital, other than pursuant to a normal course issuer bid (as such term is defined under Canadian Securities Laws); (C) there has not been any material change in the share capital or long-term indebtedness of the Parent and its Subsidiaries on a consolidated basis, other than in the ordinary course of business; and (D) the business of the Parent and its Subsidiaries has been carried on and conducted in all material respects in the ordinary course of business consistent with past practice, except for changes in the conduct of business in order to comply with any quarantine, “shelter in place”, “stay at home”, workforce reduction, social distancing, shut down, closure, sequester or any other Law, Order, directive, guidelines or recommendations by any Governmental Entity in connection with or in response to the novel coronavirus COVID-19.

(s) Labour and Benefits Matters.

(i) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, neither the Parent nor any of its Subsidiaries is party to or bound by any collective bargaining agreement or labour-related Contract with any labour organization, labour union, or works council. Except for instances that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect: (i) to the Parent’s knowledge, no other union organizational activity is threatened; (ii) there are no active, or, to the Parent’s knowledge, threatened, labour strikes, slowdowns, work stoppages, pickets, walkouts, lockouts, unfair labour practice charges, grievances, arbitrations, or other material labour disputes with respect to the employees of the Parent or any of its Subsidiaries; and (iii) to the Parent’s knowledge, no employee layoff, facility closure, furlough, or similar reduction in force or reduction in salaries and/or wage rates or hours is currently contemplated, planned or announced. True, correct and complete copies of all the Employee Plans (or if oral, summaries thereof), together with all related documentation, is either disclosed in the Public Disclosure Documents or have been furnished to the Investors by the Parent and its Subsidiaries. Each Employee Plan has been established, maintained, administered and funded in compliance in all material respects with all Laws applicable thereto and the terms and conditions thereof. No plan provides retiree health or life insurance benefits except as may be required by applicable Law or at the expense of the participant or the participant’s beneficiary. No plan, practice or policy of the Parent and its Subsidiaries provides for severance pay or any form of compensation in connection with the termination of employment services. The Parent and its Subsidiaries have made all required contributions (including all employer contributions and employee salary reduction contributions), paid all insurance premiums and any intercompany charges or properly accrued and reflected such in the most recent consolidated balance sheet prior to the date hereof, in accordance with the provisions of each plan and applicable Law.

(ii) As of the date hereof, the Parent and its Subsidiaries employ 14 full-time employees and directly engage 26 individual consultants or independent contractors.

(iii) With respect to any officer or key employee of the Parent and its Subsidiaries, to the knowledge of the Parent: (i) no such Person intends to terminate employment with or is otherwise likely to cease providing to the Parent and its Subsidiaries, nor is there a present intention to terminate the employment of such Person; (ii) since January 1, 2016, no allegations of sexual harassment or sexual misconduct have been made against any such Person; (iii) each such Person is currently devoting their full business time to the Parent and its Subsidiaries, without an intent to work less than full- time in the future; and (iv) each such Person whose employment with the Parent and its Subsidiaries was terminated has entered into an agreement providing a full release of claims in favor of the Parent and its related Persons.

(iv) With respect to any employee, individual consultant, independent contractor or director of the Parent and its Subsidiaries: (i) to the knowledge of the Parent, no such Person is party to any Contract or subject to any Order that would interfere with such Person’s ability to promote the interests of the Parent or conflict with the Parent’s business as presently conducted or proposed to be conducted, nor will the consummation of the transactions contemplated by the Transaction Agreements or the conduct of the Parent’s business as presently conducted or proposed to be conducted result in a breach of Contract under which any such Person is now obligated; (ii) the employment or service relationship of each such Person is terminable at the will of the Parent and its Subsidiaries without any penalty or severance obligation of any kind, except as required by Law; (iii) neither the Parent nor its Subsidiaries have made any representations regarding compensation that is inconsistent with the representations set forth herein; (iv) since January 1, 2016, neither the Parent nor its Subsidiaries have entered into any settlement agreement related to allegations of sexual harassment or sexual misconduct by any such Person; and (v) the consummation of the transactions contemplated by the Transaction Agreement will not, directly or indirectly, result in the payment of any retention, severance, bonus or similar compensatory amount, or in any amount that would be an “excess parachute payment” within the meaning of Section 280G of the Code.

(v) Neither the Parent nor its Subsidiaries are delinquent in payments to (i) any of its current or former employees, individual consultants, independent contractors or directors for wages, salaries, commissions, bonuses, or other direct compensation for any services performed prior to the date hereof or amounts required to be reimbursed to such Persons or (ii) any Governmental Entity in respect of amounts required to be withheld from such Persons. The Parent and its Subsidiaries have complied in all material respects with all applicable state and federal equal employment opportunity Laws and with other Laws related hiring of employees and employment of labor, including those related to wages, hours, overtime, immigration, workforce reduction, worker classification, employment standards, employment discrimination, workers’ compensation, terms and conditions of employment, occupational health and safety, disability benefits, termination of employment, human rights, pay equity, employment equity, collective bargaining, payment of social security and other Taxes.

(vi) Neither the Parent nor any of its Subsidiaries or predecessors has contributed to, contributes to, has been required to contribute to, or otherwise participates in or in any way has any liability, directly or indirectly (including, due to any such Person’s relationship with any “ERISA affiliate” (within the meaning of Section 414(b), (c), (m) or (o) of Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), with respect to any plan subject to Section 412, 430, 431, 432 or 4971 of the Code, Section 302, 303, 304 or 305 of ERISA or Title IV of ERISA, including, any “multiemployer plan” (within the meaning of Sections 3(37) or 4001(a)(3) of ERISA or Section 414(f) of the Code), a “multiple employer plan” (as defined in Section 413 of the Code), a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), any single employer pension plan (within the meaning of Section 4001(a)(15) of ERISA) which is subject to Sections 4063, 4064 and 4069 of ERISA or Section 413(c) of the Code, a plan sponsored by a human resources or benefits outsourcing entity, professional employer organization or similar vendor or provider, or a plan maintained in connection with any trust described in Section 501(c)(9) of the Code.

(t) Solvency. The Parent and the Issuer are, and on the Closing Date after giving effect to the transactions contemplated by the Transaction Agreements and the payment of all fees and expenses, will be, solvent. Neither the Parent nor any of its Subsidiaries is in default in the payment of any material Indebtedness or in material default under any agreement relating to its material Indebtedness. For purposes of this Section 3.1(u), the term “solvent” with respect to the Parent and the Issuer means that, as of any date of determination, (x) the amount of the “fair saleable value” of the assets of such Person and its Subsidiaries, taken as a whole, exceeds, as of such date, the sum of (i) the value of all “liabilities of such Person and its Subsidiaries, taken as a whole, including contingent and other liabilities”, as of such date, as such quoted terms are generally determined in accordance with the applicable Laws governing determinations of the solvency of debtors, and (ii) the amount that will be required to pay the probable liabilities of such Person and its Subsidiaries taken as a whole on their respective existing debts (including contingent liabilities) as such debts become absolute and matured; (y) neither such Person nor its Subsidiaries will have, as of such date, an unreasonably small amount of capital for the operation of the business in which it is engaged or proposed to be engaged by such Person or its Subsidiaries following such date; and (z) such Person and its Subsidiaries will be able to pay their respective liabilities, including contingent and other liabilities, as they mature.

(u) Affiliate Transactions. As of the date of this Agreement, and since the date of the Audited Financial Statements, none of the Parent’s or its Subsidiaries’ officers, directors, consultants, employees, members of the immediate families of the foregoing, or, to the Parent’s knowledge, any Affiliate of the foregoing, was or is presently a party to any transaction with the Parent or any of its Subsidiaries (other than as recipients of compensation from the Parent, including awards under the Parent Incentive Plans, and otherwise for services as employees, officers and directors). The Parent and its Subsidiaries are not indebted, directly or indirectly, to any of their directors, officers, consultants or employees or to their respective spouses or children or, to the Parent’s knowledge, any Affiliate of any of the foregoing, other than in connection with expenses or advances of expenses incurred in the ordinary course of business or employee relocation expenses and for other customary employee benefits made generally available to all employees. None of the Parent’s or its Subsidiaries directors, officers, consultants or employees, or any members of their immediate families, or, to the Parent’s knowledge, any Affiliate of the foregoing are, directly or indirectly, indebted to the Parent or its Subsidiaries or, to the Parent’s knowledge, have any (a) material commercial, industrial, banking, consulting, legal, accounting, charitable or familial relationship with any of the Parent or its Subsidiaries’ customers, suppliers, service providers, joint venture partners, licensees and competitors or (b) direct or indirect ownership interest in any Person with which the Parent or its Subsidiaries are affiliated or with which the Parent or its Subsidiaries have a business relationship, or any Person that competes with the Parent or its Subsidiaries except that directors, officers, consultants or employees or stockholders of the Parent may own stock in (but not exceeding two percent (2%) of the outstanding capital stock of) publicly traded companies that may compete with the Parent.

(v) Tax. Except as has not and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect: (i) the Parent and each of its Subsidiaries has prepared (or caused to be prepared) and timely filed (taking into account valid extensions of time within which to file) all Tax Returns required to be filed by it, and all such filed Tax Returns (taking into account all amendments thereto) are true, complete and accurate; (ii) all Taxes owed by the Parent and each of its Subsidiaries that are due (whether or not shown on any Tax Return) have been timely paid, except for Taxes that are being contested in good faith by appropriate proceedings and that have been adequately reserved against in accordance with IFRS; (iii) all amounts of Taxes required to be withheld, charged or collected by the Parent or any of its Subsidiaries have been duly withheld, charged or collected and have been remitted to the appropriate taxing authority as required by applicable Law; (iv) no deficiency for any Tax has been asserted or assessed by any Governmental Entity in writing against the Parent or any of its Subsidiaries, except for deficiencies that have been satisfied by payment in full, settled or withdrawn or that have been specifically identified in the Audited Financial Statements and adequately reserved against in accordance with IFRS; and (v) for all transactions between the Parent or any of its Subsidiaries that are resident in Canada, on the one hand, and any Person not-resident in Canada with whom the Parent or any of such Subsidiaries was not dealing at arm's length for the purposes of the Income Tax Act (Canada), on the other hand, during a taxation year commencing after 1998 and ending on or before the date hereof, the Parent and each such Subsidiary has made or obtained records or documents that satisfy the requirements of paragraphs 247(4)(a) to (c) of the Income Tax Act (Canada).

(w) Legal Proceedings. Except as disclosed in the Public Disclosure Documents or as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, there is no (a) pending or, to the knowledge of the Parent, threatened, legal, regulatory or administrative proceeding, suit, investigation, arbitration or action (an “Action”) against the Parent or any of its Subsidiaries or against any consultant, officer or director of the Parent arising out of his or her consulting, employment or board relationship with the Parent or (b) Order that is outstanding which is imposed upon the Parent, the Issuer or any of their Subsidiaries, in each case, by or before any Governmental Entity. The foregoing includes Actions pending or overtly threatened involving the prior employment or consultancy of any of the Parent’s consultants, employees, officers or directors or their services provided in connection with the Parent’s business. There is no Action by the Parent pending or that the Parent intends to initiate.

(x) No Broker’s Fees. Neither the Parent nor any of its Subsidiaries (including the Issuer) is party to any Contract with any Person that would give rise to any liability of the Investors to pay a brokerage commission, finder’s fee, financial advisor fee or like payment, fee or commission, or the reimbursement of expenses in connection therewith, in connection with the issuance and sale of the Purchased Securities or the transactions contemplated by the Transaction Agreements.

(y) Agreements; Actions.

(i) Except for the Transaction Agreements, there are no agreements, understandings, instruments, contracts or proposed transactions to which the Parent or its Subsidiaries are a party or by which they are bound that involve (a) obligations (contingent or otherwise) of, or payments to, the Parent or its Subsidiaries in excess of $500,000, (b) the license of any Intellectual Property to or from the Parent or any of its Subsidiaries other than (x) non-exclusive licenses to commercially available software products under standard end-user object code license agreements or standard customer terms of service and privacy policies for internet sites, in each case, with non-discriminatory pricing terms, (y) non-exclusive license agreements of limited duration granted to customers of the Parent or any of its Subsidiaries in the ordinary course of business, or (z) other non-exclusive licenses for generally commercially available Intellectual Property entered in the ordinary course of business having an annual or replacement value of less than $100,000, (c) the grant of rights to manufacture, produce, assemble, license, market, or sell its products or services to any other Person, or that limit the Parent’s or its Subsidiaries exclusive right to develop, manufacture, assemble, distribute, market or sell its products or services, (d) indemnification by the Parent or its Subsidiaries with respect to infringements of proprietary rights other than standard customer or channel agreements, or (e) any Contract that is material to the business that is operated by the Parent and its Subsidiaries (each, a “Material Agreement”). The Parent and its Subsidiaries are not in material breach of or material default under any Material Agreement and, to the Parent’s knowledge, there is no current claim or threat that the Parent or its Subsidiaries are or have been in material breach of or material default under any Material Agreement. Each Material Agreement is in full force and effect and is enforceable by the Parent or its Subsidiaries in accordance with its respective terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization or others laws of general application relating to or affecting the enforcement of creditors’ rights generally, or (ii) the effect of rules of law governing the availability of equitable remedies. To the Parent’s knowledge, no other party to a Material Agreement is in material default thereunder or in actual or anticipated material breach thereof.

(ii) Except as provided in the Public Disclosure Documents, the Parent or its Subsidiaries have not (a) declared or paid any dividends, or authorized or made any distribution upon or with respect to any class or series of its capital stock, (b) incurred any Indebtedness for money borrowed or incurred any other liabilities individually in excess of $250,000 or in excess of $500,000 in the aggregate (other than Indebtedness or liabilities that have already been fully satisfied), (c) made any loans or advances to any Person, other than ordinary advances for travel expenses, or (d) sold, exchanged or otherwise disposed of any of its assets or rights, other than the sale of its inventory in the ordinary course of business. For the purposes of Section 3.1(y), all Indebtedness, liabilities, agreements, understandings, instruments, Contracts and proposed transactions involving the same Person (including Persons the Parent has reason to believe are affiliated with each other) shall be aggregated for the purpose of meeting the individual minimum dollar amounts of such section.

(iii) The Parent is not a guarantor or indemnitor of any indebtedness of any other Person.

(z) Data Privacy.

(i) The Parent and its Subsidiaries comply with, and have at all times complied with, all Data Protection Requirements. The Parent and each of its Subsidiaries have established and maintain, and have maintained, physical, technical, and administrative security measures and policies, compliant with applicable Data Protection Requirements, that protect the confidentiality, integrity, security, and availability of the Parent’s and its Subsidiaries’ respective software, systems, and websites that are involved in the collection and/or processing of Personal Data and/or business data and Data Systems. Neither the Parent nor any of its Subsidiaries have experienced any failures, crashes, security breaches or incidents, unauthorized access, use, modification, or disclosure, or other adverse events or incidents related to Personal Data and/or business data and Data Systems that would require notification of individuals, other affected parties, law enforcement, or any Governmental Entity. Neither the Parent nor its Subsidiaries have received any subpoenas, demands, or other notices from any Governmental Entity investigating, inquiring into, or otherwise relating to any actual or potential violation of any Data Protection Law and, to the Parent’s Knowledge, neither the Parent nor any of its Subsidiaries is under investigation by any Governmental Entity for any actual or potential violation of any Data Protection Law. No notice, complaint, claim, inquiry, audit, enforcement action, proceeding, or litigation of any kind has been served on, or initiated against the Parent, any of its Subsidiaries, or any of their respective officers, directors, or employees (in their capacity as such) by any private party or Governmental Entity, foreign or domestic, under any Data Protection Requirement. The execution, delivery, and performance of this Agreement shall not cause, constitute, or result in a breach or violation of any Data Protection Requirement or other standard terms of service entered into by the users of the Parent’s or its Subsidiaries’ service(s).

(aa) Intellectual Property.

(i) The Parent and each of its Subsidiaries own or possess sufficient legal rights to all Parent Intellectual Property without, to the Parent’s knowledge, any violation, misappropriation or infringement (or in the case of third-party patents, without any violation or infringement known to the Parent) of the rights of any other Person.

(ii) To the Parent’s knowledge, neither the conduct of the Parent’s or any of its Subsidiaries’ businesses nor the marketing, sale or use of any of the Parent’s or any of its Subsidiaries products or services (in each case, as currently or previously conducted or used, as applicable) violated or violates any license to which the Parent or its Subsidiaries is a party or violated, misappropriated or infringed or violates, misappropriates or infringes, any Intellectual Property of any other Person. To the Parent’s knowledge, no Person is violating, misappropriating or infringing any Parent Intellectual Property owned by the Parent or any of its Subsidiaries.

(iii) Other than with respect to commercially available software products, licensed under standard end-user object code license agreements with non- discriminatory pricing terms, that are not and will not be incorporated into, or used to provide or develop, the Parent’s or any of its Subsidiaries’ software, products or services, non-exclusive license agreements of limited duration granted to customers of the Parent or any of its Subsidiaries in the ordinary course of business, or other non-exclusive licenses for generally commercially available Intellectual Property entered in the ordinary course of business having an annual or replacement value of less than $100,000, there is no outstanding option, license, agreement, claim, encumbrance or shared ownership interest of any kind relating to the Parent Intellectual Property, nor is the Parent or any of its Subsidiaries bound by or a party to any options, licenses or agreements of any kind with respect to the Intellectual Property of any other Person.

(iv) Within the last three (3) years, neither the Parent nor any of its Subsidiaries has received any written communication alleging that the Parent or any of its Subsidiaries has violated, misappropriated or infringed the Intellectual Property of any other Person, and the Parent is not aware of any potential basis for such an allegation or of any reason to believe that such an allegation may be forthcoming.

(v) The Parent and each of its Subsidiaries have obtained and possesses valid licenses to use all of the software programs present on the computers and other software-enabled electronic devices that it owns or leases or that it has otherwise provided to its employees for their use in connection with the Parent’s and its Subsidiaries’ respective businesses.

(vi) To the Parent’s knowledge, it will not be necessary to use any inventions of any of its employees or consultants (or Persons it currently intends to hire) made prior to their employment by or consulting relationship with the Parent.

(vii) Each current and former employee, contractor and consultant responsible for the development of any Intellectual Property for or on behalf of the Parent or any of its Subsidiaries, has presently assigned to the Parent or such Subsidiary all rights, title and interest in and to such Intellectual Property he, she or it (A) developed, made, invented or otherwise created for or on behalf of, or during the course of employment by or engagement with, the Parent or any of its Subsidiaries or (B) owns that are related to the Parent’s or any of its Subsidiaries’ business(es) as now conducted.

(viii) None of the Parent’s or any of its Subsidiaries’ products or services incorporate, links to or otherwise use any software licensed pursuant to alicense identified as an open source license by the Open Source Initiative (opensource.org/licenses) or any similar licensing or distribution model in a manner that, pursuant to the terms of the applicable license, (A) requires (or purports to require) (1) the distribution of any source code for any of its products or services, (2) the granting of any right to decompile, reverse engineer or create derivative works of any of its products or services, or (3) the grant to any third party of any rights or immunities under any Parent Intellectual Property owned by the Parent or any of its Subsidiaries, (B) prohibits (or purports to prohibit) the Parent or any its Subsidiaries from charging for the distribution or use of any of its products or services, (C) creates any obligation for the Parent or any of its Subsidiaries with respect to any of its products or services, or (D) creates any other limitation, restriction or condition on the right of the Parent or any of its Subsidiaries with respect to its use, distribution or rendering of any of its products or services or any other Parent Intellectual Property owned by the Parent or any of its Subsidiaries.

(ix) No source code owned by the Parent or any of its Subsidiaries has been disclosed to any third party, except to employees and contractors engaged in the development or maintenance of such source code pursuant to written non-disclosure obligations with respect thereto, and neither the Parent nor any of its Subsidiaries is a party to any contract requiring the deposit of any such source code with an escrow agent or escrow service, requiring the sharing or disclosure of any such source code with any third party or granting to any third party a license, option or right with respect to any such source code.

(x) The Parent and each of its Subsidiaries uses commercially reasonable efforts to safeguard, protect the value of and maintain the confidentiality of all trade secrets, information, and proprietary rights or processes included in the Parent Intellectual Property owned by the Company or any of its Subsidiaries or, to the extent contractually obligated, any other Parent Intellectual Property, including all source code to any of the proprietary software of the Parent or any of its Subsidiaries.

(xi) To the Parent’s knowledge, neither the proprietary software of the Parent or any of its Subsidiaries nor the software licensed to the Parent or any of its Subsidiaries contains any virus, worm, time or logic bomb, disabling device, Trojan horse or other malicious or surreptitious code designed to or is able to disrupt or damage any use of the software or related computer systems or to erase, destroy, or corrupt any files or data, or bypass any technical security measure.

(xii) The computer hardware, servers, networks, platforms, peripherals, data communication lines, and other information technology equipment and related systems, including any outsourced systems and processes, that are owned or used by the Parent or any of its Subsidiaries (“IT Systems”) are sufficient in all material respects for the conduct of the business of the Parent and each of its Subsidiaries as currently conducted. Since January 1, 2018, there has been no failure, breakdown, performance reduction, or, to the knowledge of the Parent, unauthorized access, unauthorized use, intrusion, or breach of security, other adverse event affecting any IT Systems, that has caused or could reasonably be expected to cause any: (A) substantial disruption of or interruption in or to the use of such IT Systems or the conduct of the business of the Parent or any of its Subsidiaries; (B) material loss, destruction, damage, or harm of or to the Parent, any of its Subsidiaries or its respective operations, personnel, property, or other assets; or (C) material liability of any kind to the Parent or any of its Subsidiaries. The Parent and each of its Subsidiaries has taken commercially reasonable actions to protect the integrity and security of the IT Systems and the data and other information stored or processed thereon or transmitted thereby. The Parent and each of its Subsidiaries (x) has implemented and maintains commercially reasonable backup and data recovery, disaster recovery, and business continuity plans, procedures, and facilities; (y) acts in compliance therewith; and (z) tests such plans and procedures on a regular basis, and such plans and procedures have been proven effective in all material respects upon such testing.

3.2 Representations and Warranties of the Investor

Each Investor hereby, jointly and severally represents, warrants and acknowledges to the Parent and the Issuer as follows as of the date hereof and as of the Closing Date (except for representations and warranties that speak as of a specific date which shall be true and correct as of such specified date) and acknowledges that the Parent and the Issuer are relying on such representations, warranties and acknowledgements in connection with the entering into of this Agreement and the performance of their obligations hereunder:

(a) Organization. Each Investor is organized and validly existing under its jurisdiction of origination or formation, with all requisite power (corporate or other) and authority to own or to hold the Purchased Securities and to complete the transactions to be completed by it as contemplated in the Transaction Agreements.

(b) Authorization. Each Investor has the requisite power and authority to enter into each of the Transaction Agreements to which it is a party, to perform its obligations thereunder and to consummate the transactions contemplated thereunder. Each of the Transaction Agreements to which it is a party and the transactions contemplated thereunder (i) has been duly authorized, (ii) has been duly executed and delivered by it and (iii) is a valid and binding agreement of it, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject to the qualification that equitable remedies may be granted in the discretion of a court of competent jurisdiction. No other action on the part of the Investors is necessary to authorize the execution, delivery and performance by the Investors of the Transaction Agreements and the consummation by the Investors of the transactions contemplated thereunder.

(c) No Violation. The execution and delivery by it of each Transaction Agreement to which it is a party, and the performance of and compliance with its obligations thereunder, including the purchase of the Purchased Securities, does not and will not result in any violation of the (i) provisions of its organizational documents or (ii) the provisions of any Law or Order applicable to it, except, in the case of clause (ii), as would not, individually or in the aggregate, reasonably be expected to materially delay or hinder, or have a material adverse effect on, the ability of such Investors to consummate the transactions contemplated by the Transaction Agreements and to perform its obligations under the Transaction Agreements.

(d) Consents and Approvals. Other than the TSXV Approval and any early warning reporting and insider reporting required under Canadian Securities Laws, no consent, approval, authorization or filing of or with any Governmental Entity is required by it to purchase the Purchased Securities or to complete the transactions contemplated by the Transaction Agreements that are to be completed on the date hereof, other than filings under applicable Securities Laws that, if not obtained, made or given, would not, individually or in the aggregate, reasonably be expected to materially delay or hinder, or have a material adverse effect on, the ability of such Investors to consummate the transactions contemplated by the Transaction Agreements and to perform its obligations under the Transaction Agreements.

(e) No Offering Document. It has not received any offering document or disclosure document relating to the Purchased Securities, the Exchange Common Shares or the Parent and its Subsidiaries.

(f) No Registration. It acknowledges that, except as provided in the Investor Rights Agreement, the Purchased Securities and the Exchange Common Shares have not been and will not be registered under the U.S. Securities Act, or any applicable securities laws, and the Purchased Securities are, and the Exchange Common Shares will be “restricted securities” within the meaning of Rule 144 under the U.S. Securities Act, and may not be offered or sold unless registered under the U.S. Securities Act and the securities laws of any applicable state of the United States or in compliance with the requirements of an exemption from such registration requirements.

(g) No Broker’s Fees. It is not party to any Contract with any Person that would give rise to any liability of the Parent or the Issuer to pay a brokerage commission, finder’s fee, financial advisor fee or like payment, fee or commission, or the reimbursement of expenses in connection therewith, in connection with the issuance and sale of the Purchased Securities or the transactions contemplated by the Transaction Agreements.

(h) Private Placement. Each Investor is an “accredited investor” within the meaning of Regulation D under the U.S. Securities Act and is purchasing the Purchased Securities as principal, solely for its own account for investment purposes and not with a view to, or for offer or sale in connection with, any distribution or other disposition thereof. Each Investor further represents that:

(i) it is resident in the jurisdiction set out next to its name in Schedule I attached hereto;

(ii) it understands that the Purchased Securities and the Exchange Common Shares have not been qualified in Canada by the filing of a prospectus with any Securities Regulator, are being offered on a “private placement” basis (x) exempt from registration under the U.S. Securities Act, and, therefore, may not be transferred or sold except pursuant to the registration requirements of the U.S. Securities Act and any applicable state securities laws, or in compliance with the requirements of an exemption from such registration requirements, and (y) exempt from or not subject to prospectus requirements under Canadian Securities Laws;

(iii) it understands that no Securities Regulator has reviewed or passed on the merits of the Purchased Securities or the Exchange Common Shares;

(iv) it understands that there is no government or other insurance covering the Purchased Securities or the Exchange Common Shares;

(v) it understands that there are risks associated with the purchase of the Purchased Securities and the Exchange Common Shares;

(vi) it is not purchasing the Purchased Securities as a result of any “general solicitation or general advertising” (as those terms are used in Regulation D under the U.S. Securities Act), including any advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or on the internet or broadcast over radio, television or the internet, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising; and

(vii) it understands that there are restrictions on its ability to resell the Purchased Securities and the Exchange Common Shares under applicable Laws, it is its own responsibility to find out what those restrictions are and to comply with them before selling the Purchased Securities or the Exchange Common Shares and, except as otherwise set out in the Transaction Agreements, neither the Parent nor the Issuer has agreed to take any action to facilitate such resale in accordance with applicable Laws.

(i) Legended Stock. It acknowledges that any certificates representing the Purchased Securities, the Exchange Common Shares and the Warrant Shares will bear such legend or legends as may, in the opinion of counsel to the Parent and the Issuer, be reasonably necessary in order to avoid a violation of any Securities Laws or to comply with the requirements of the TSXV, provided that if, at any time, in the opinion of counsel to the Parent and the Issuer, such legends are no longer necessary in order to avoid a violation of any such Laws, or the holder of any such legended certificate, at the holder’s expense, provides the Parent and the Issuer with evidence reasonably satisfactory in form and substance to the Parent and the Issuer (which may include an opinion of counsel reasonably satisfactory to the Parent and the Issuer) to the effect that such holder is entitled to sell or otherwise transfer such Purchased Securities and Exchange Common Shares in a transaction in which such legends are not required, such legended certificate may thereafter be surrendered to the Parent and the Issuer in exchange for a certificate which does not bear such legend.

(j) Sufficient Funds. The Investors will, at Closing, have sufficient funds available to pay the Proceeds.

(k) Investor Due Diligence. It acknowledges and agrees that the Parent has afforded the Investors, their Affiliates and their respective agents, advisors and representatives an opportunity to review the Parent and the Subsidiaries and the businesses that they operate and certain documentation, Contracts, agreements, reports, third party deliveries, financials and other information related thereto prior to the date hereof and that the Investors have completed such review to their reasonable satisfaction.

(l) Independent Advice. Each Investor is a sophisticated investor and has the capacity to protect is own interests in connection with its investment hereunder. Each Investor acknowledges and agrees that it is solely responsible for obtaining such tax, investment, legal and other professional advice as it considers appropriate in connection with its investment hereunder (including in respect of its due diligence investigations), has not relied upon the Parent, the Issuer or any of their legal, financial, tax or other professional advisors in this regard, and has in all cases sought the advice of its own investment advisors, legal counsel and tax and other professional advisers. For certainty, the foregoing does not limit the representations and warranties of the Parent and the Issuer in Section 3.1 or the right of the Investors to rely thereon.

(m) Collection of Information. Each Investor acknowledges that: (i) the Parent and/or the Issuer may deliver to the Ontario Securities Commission certain “personal information” pertaining to it, including its full name, address, telephone number and email address, the number of securities subscribed by it hereunder and the total purchase price paid for such securities, the prospectus exemption relied on by the Parent and/or the Issuer and the date of distribution of the securities; (ii) such information is being collected indirectly by the Ontario Securities Commission under the authority granted to it in securities legislation; (iii) such information is being collected for the purposes of the administration and enforcement of the securities legislation of Ontario; and (iv) it may contact Administrative Assistant to the Director of Corporate Finance, Ontario Securities Commission, Suite 1903, Box 55, 20 Queen Street West, Toronto, Ontario, M5H 3S8, Telephone: (416) 593-8086 with respect to questions about the Ontario Securities Commission’s indirect collection of such information. It acknowledges that its name and other specified information, including the number of securities subscribed for hereunder, may be disclosed to: (x) other Securities Regulators and may become available to the public in accordance with the requirements of applicable Laws; and (y) authorities pursuant to applicable money laundering Laws. It consents to the disclosure of all such information.

(n) ERISA. Each Investor acknowledges that either (1) it is not: an “employee benefit plan,” as defined in Section 3(3) of ERISA or “plan” as defined in Section 4975 of the Code, regardless as to whether it is subject to ERISA, Section 4975 of the Code or any other law or regulation containing fiduciary provisions similar to those under Title I of ERISA or prohibited transaction provisions similar to those under Title I of ERISA or Section 4975 of the Code (“Similar Law”), or (2) (a) it is an employee benefit plan subject to ERISA, a plan subject to Section 4975 of the Code or a plan subject to Similar Law, and (b) the acquisition and holding of the Purchased Securities will not result in a non-exempt “prohibited transaction” under ERISA, Section 4975 of the Code or Similar Law.

3.3 Survival of Representations and Warranties

The representations and warranties of a party herein shall survive until the date that is 12 months from the Closing Date, if any, unless bona fide notice of a claim shall have been made in writing before such date, in which case the representation and warranty to which such notice applies shall survive in respect of that claim until the final determination or settlement of the claim; provided that the representations and warranties set out in Sections 3.1(a), 3.1(b), 3.1(c), 3.1(e), 3.1(f), 3.1(g), 3.1(m), 3.1(v), 3.1(x) and 3.1(aa) and Sections 3.2(a), 3.2(b), 3.2(g) and 3.2(h) (collectively, the “Fundamental Representations”) shall continue in full force and effect for a period of six (6) years following the Closing Date. Notwithstanding the foregoing, a claim for any breach of any of the representations and warranties contained in this Agreement involving fraud, or intentional or fraudulent misrepresentation (collectively, “Fraud”) may be made at any time following the date of this Agreement, subject only to applicable limitation periods imposed by applicable Law.

ARTICLE 4

INDEMNIFICATION

4.1 Indemnity of the Parent and the Issuer

The representations, warranties and covenants of the Parent and the Issuer contained in this Agreement are made jointly and severally by the Parent and the Issuer with the intent that they may be relied upon by the Investors in entering into this Agreement, determining whether to purchase the Purchased Securities and consummating the transactions contemplated hereby, and the Parent and the Issuer covenant and agree to indemnify and save harmless the Investors (and their respective Affiliates, equityholders, officers and directors) (collectively, the “Investor Indemnitees”) from and against all Losses, including amounts paid to settle actions (provided that the Parent and the Issuer have previously consented to such settlement) or satisfy judgements or awards suffered by the Investor Indemnitees, in each case caused by or arising directly or indirectly by reason of any inaccuracy in or breach by the Parent or the Issuer of any representation, warranty or covenant made by it under this Agreement.

4.2 Indemnity of the Investor

The representations, warranties and covenants of the Investors contained in this Agreement are made with the intent that they may be relied upon by the Parent and the Issuer in entering into this Agreement, determining whether to issue the Purchased Securities and consummating the transactions contemplated hereby, and the Investors covenant and agree to indemnify and save harmless the Parent and the Issuer (and their Affiliates and their respective equityholders, officers and directors) (collectively, the “Parent Indemnitees”) from and against all Losses, including amounts paid to settle actions (provided the Investors have previously consented to such settlement) or satisfy judgements or awards suffered by the Parent Indemnitees, in each case caused by or arising directly or indirectly by reason of any inaccuracy in or breach by any of the Investors of any representation, warranty or covenant made by it under this Agreement.

4.3 Limitation

No claim for indemnification pursuant to Section 4.1 shall be made against the Parent and/or Issuer for any breach of any of the representations and warranties made by the Parent and/or Issuer in this Agreement, and no claim for indemnification pursuant to Section 4.2 shall be made against the Investors for any breach of any of the representations and warranties made by the Investors in this Agreement, in each case, (a) other than with respect to any claim for a breach of a Fundamental Representation or with respect to any claim for Fraud, until the aggregate, cumulative amount of the claims asserted against the Parent and the Issuer, in the aggregate, on the one hand, or the Investors, on the other hand, shall be at least $500,000 (the “Threshold”), in which case, the indemnifying party pursuant to this Article 4 shall be responsible for the entire amount of the Losses, regardless of the Threshold, and (b) other than with respect to any claim for a breach of a Fundamental Representation or with respect to any claim for Fraud, the maximum aggregate, cumulative liability of the Parent and the Issuer, in the aggregate, one the one hand, or the Investors, on the other hand, under Section 4.1 or Section 4.2, shall be 100% of the amount of the Proceeds.

4.4 Exclusivity

Following the Closing, the provisions of this Article 4 shall apply to any claim described in Section

4.1 or Section 4.2, with the intent that, following the Closing, all such claims shall be subject to the limitations and other provisions contained in this Article 4. This provision is not intended to preclude any proceeding by any party against any other party (a) prior to the Closing or (b), for greater certainty, based on Fraud.

ARTICLE 5

CLOSING

5.1 Closing

The Closing for the purchase and sale of the Purchased Securities shall be conducted remotely via the electronic exchange of documents and signatures in accordance with Article 7 on the third (3rd) Business Day after satisfaction (or, to the extent permitted by applicable Law, waiver by the party entitled to the benefit thereof) of the conditions set forth in Section 5.6 and Section 5.7 (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), or at such other place, time and date as shall be agreed between the Parent and the Investors, but shall in no event occur earlier than the date that is five (5) Business Days after the date of execution of this Agreement unless otherwise agreed by the parties hereto (the “Closing Date”).

5.2 Termination

Prior to the Closing, this Agreement may only be terminated:

(a) by mutual written agreement of the Parent, the Issuer and the Investors;

(b) by the Parent and the Issuer, on the one hand, or the Investors, on the other, upon written notice to the other parties if the Closing has not occurred by the date that is thirty (30) calendar days after the date of this Agreement (the “Outside Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 5.2(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement shall have been the principal cause of, or shall have primarily resulted in, the failure of the Closing to occur on or prior to such date;

(c) by the Parent and the Issuer, on the one hand, or the Investors on the other, upon written notice to the other parties, if any Governmental Entity issues an Order or has taken any Action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated by any Transaction Agreement, which such Order or Action shall have become final and non-appealable;

(d) by written notice given by the Parent and the Issuer to the Investors, if there have been one or more inaccuracies in or breaches of one or more representations, warranties, covenants or agreements made by the Investors in this Agreement such that the conditions in Section 5.7(d) would not be satisfied and which are not curable or, if curable, have not been cured by the Investors by the earlier of (i) ten (10) days after receipt by the Investors of written notice from the Parent and the Issuer requesting such inaccuracies or breaches to be cured and (ii) the Outside Date; provided, however, that neither the Parent nor the Issuer is then in breach of this Agreement so as to prevent the conditions to Closing set forth in Sections 5.6(c) or 5.6(d) from being satisfied; or

(e) by written notice given by the Investors to the Parent and the Issuer, if there have been one or more inaccuracies in or breaches of one or more representations, warranties, covenants or agreements made by the Parent or the Issuer in this Agreement such that the conditions in Sections 5.6(c) or 5.6(d) would not be satisfied and which are not curable or, if curable, have not been cured by the Parent or the Issuer, as applicable by the earlier of (i) ten (10) days after receipt by the Parent and the Issuer of written notice from the Investors requesting such inaccuracies or breaches to be cured and (ii) the Outside Date; provided, however, that the Investors are not then in breach of this Agreement so as to prevent the conditions to Closing set forth in Section 5.7(d) from being satisfied.

5.3 Effects of Termination

In the event of any termination of this Agreement in accordance with Section 5.2, this Agreement shall become void and have no effect other than as set forth herein, and the transactions contemplated hereby shall be abandoned without further action by the parties hereto, in each case, except that (i) the provisions of, Sections 1.1 to 1.6, this Section 5.3 and Sections 8.1 to 8.9 shall survive the termination of this Agreement and (ii) no such termination shall relieve any party from liability for damages to another party resulting from any willful and material breach of this Agreement or any breach of any of the representations and warranties contained in this Agreement involving Fraud. For purposes of this Section 5.3, “willful and material breach” means a material breach of this Agreement as a result of an act undertaken by the breaching party with the knowledge that the taking of such act would, or would be reasonably expected to, cause a material breach of this Agreement.

5.4 Closing Deliveries of the Parent and the Issuer

The Parent and the Issuer, as applicable, shall deliver or cause to be delivered to the Investors at the Closing, the following:

(a) evidence satisfactory to the Investors of the TSXV Approval;

(b) a certificate from a duly authorized officer of the Parent certifying: (i) accuracy as of the Closing of the articles of the Parent; (ii) accuracy as of the Closing of the incumbency of the officers of the Parent executing any documents to be delivered pursuant to this Section 5.4; and (iii) the accuracy as of the Closing of resolutions of the board of directors of the Parent approving the issuance and reservation of the Purchased Securities and Exchange Common Shares and the execution, delivery and performance of the Parent’s obligations under each of the Transaction Agreements to which it is a party and the consummation of the transactions contemplated hereunder and thereunder, which resolutions shall be in full force and effect, and have not been modified, amended or rescinded;

(c) a certificate from a duly authorized officer of the Issuer certifying: (i) accuracy as of the Closing of the certificate of formation of the Issuer; (ii) accuracy as of the Closing of the incumbency of the officers of the Issuer executing any documents to be delivered pursuant to this Section 5.4; and (iii) the accuracy as of the Closing of resolutions of the board of directors of the Issuer approving the issuance of the Purchased Securities, the execution, delivery and performance of the Issuer’s obligations under each of the Transaction Agreements to which it is a party and the consummation of the transactions contemplated hereunder and thereunder, which resolutions shall be in full force and effect, and have not been modified, amended or rescinded;

(d) a share register, in form and substance satisfactory to the Investors, duly executed by the Issuer representing the Purchased Preferred Units registered in the name of the Investors;

(e) a warrant register, in form and substance satisfactory to the Investors, duly executed by the Parent representing the Warrants registered in the name of the Investors;

(f) a legal opinion addressed to the Investors, in form and substance satisfactory to the Investors and their counsel, acting reasonably, from Canadian counsel to the Parent and the Issuer;

(g) a legal opinion addressed to the Investors, in form and substance satisfactory to the Investors and their counsel, acting reasonably, from United States counsel to the Parent and the Issuer;

(h) certificates from the applicable Governmental Entity, dated as of a recent date, evidencing the good standing of each of the Parent and the Issuer in its jurisdiction of incorporation or formation, respectively;

(i) a copy of the relevant extract from the reporting issuer list in each Reporting Jurisdiction with respect to the Parent; and

(j) a counterpart to the following agreements, duly executed and delivered by the Parent and the Issuer, as applicable:

(i) Investor Rights Agreement;

(ii) Exchange Agreement;

(iii) Guarantee Agreement;

(iv) the Warrant Certificates;

(v) Registration Rights Agreement;

(vi) the Management Rights Letter

(vii) the Indemnification Agreement; and

(viii) LLC Agreement.

5.5 Closing Deliveries of the Investors

The Investors shall deliver, or cause to be delivered to the Parent or the Issuer, as applicable, at the Closing, the following:

(a) payment of the Proceeds in accordance with Section 2.2; and

(b) a counterpart to the following agreements, duly executed and delivered by the Investor:

(i) Investor Rights Agreement;

(ii) Exchange Agreement;

(iii) Guarantee Agreement;

(iv) the Warrant Certificates;

(v) Registration Rights Agreement;

(vi) LLC Agreement;

(vii) the Management Rights Letter; and

(c) an IRS Form W-9.

5.6 Conditions to the Investors’ Obligations to Purchase the Purchased Securities

The obligation of the Investors hereunder to purchase the Purchased Securities is subject to the satisfaction, at or before the Closing Date, of each of the following conditions, provided that these conditions are for such Investors’ sole benefit and may be waived by such Investors at any time in its sole discretion by providing the Parent and the Issuer with prior written notice thereof:

(a) the Parent and the Issuer shall have completed the deliveries set forth in Section 5.4;

(b) no temporary or permanent Order shall have been enacted, promulgated, issued, entered, amended or enforced by any Governmental Entity nor shall any proceeding brought by a Governmental Entity seeking any of the foregoing be pending, or any applicable Law shall be in effect, in each case which has the effect of restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby (collectively, “Restraints”);

(c) the (i) representations and warranties of the Parent and the Issuer set forth in Sections 3.1(a), 3.1(b), 3.1(d), 3.1(f), 3.1(g), 3.1(h), 3.1(i), and 3.1(m) shall be true and correct in all material respects (without giving effect to any qualification as to materiality or Material Adverse Effect set forth therein) as of the date of this Agreement and as of the Closing as though made at that time (except for representations and warranties that speak as of a specific date which shall be true and correct as of such specified date); (ii) the representation and warranty of the Parent and the Issuer set forth in the first sentence of Section 3.1(r) shall be true and correct in all respects as of the date of this Agreement and as of the Closing as though made at such time, (iii) the representations and warranties of the Parent and the Issuer set forth in Sections 3.1(c) and 3.1(e) shall be true and correct in all respects as of the date of this Agreement and as of the Closing as though made at that time, except for de minimis inaccuracies therein; (iv) the other representations and warranties of the Parent and the Issuer set forth in Section 3.1 shall be true and correct (without giving effect to any qualification as to materiality or Material Adverse Effect) as of the date of this Agreement and as of the Closing as though made at that time (except for representations and warranties which speak as of a specific date which shall be true and correct as of such date), except where any failures of any such representations and warranties to be true and correct would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, and (v) the Parent and the Issuer shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by the Transaction Agreements to be performed, satisfied or complied with by the Parent and the Issuer at or prior to the Closing Date. The Investors shall have received a customary certificate, executed by the Chief Executive Officer or the Chief Financial Officer of the Parent and a customary certificate, executed by the sole Manager of the Issuer, both dated as of the Closing Date, to the foregoing effect and confirming the satisfaction of the condition set forth in Section 5.6(d), and as to such other matters as may be reasonably requested by the Investors;

(d) no Material Adverse Effect shall have occurred since the date of this Agreement;

(e) the Parent and the Issuer shall have received the TSXV Approval, which shall be in full force and effect;

(f) the Parent shall have taken all actions necessary and appropriate to cause to be elected or appointed to the board of directors of the Parent, effective immediately following the Closing, the Investor Director Designee; and

(g) the Parent and the Issuer shall have delivered to the Investors such other documents relating to the transactions contemplated by this Agreement as the Investors or their counsel may reasonably request.

5.7 Conditions to the Parent and the Issuer’s Obligations to Sell the Purchased Securities

The obligation of the Parent and the Issuer hereunder to sell the Purchased Securities is subject to the satisfaction, at or before the Closing Date, of each of the following conditions, provided that these conditions are for Parent and the Issuer’s sole benefit and may be waived by the Parent and the Issuer at any time in their sole discretion by providing the Investors with prior written notice thereof:

(a) the Investors shall have completed the deliveries set forth in Section 5.5;

(b) the Parent and the Issuer shall have received the TSXV Approval, which shall be in full force and effect;

(c) no Restraints shall then be in effect; and

(d) (i) the representations and warranties of the Investors set forth in Section 3.2 shall be true and correct in all material respects (except for any representations or warranties already qualified by materiality or material adverse effect, in which case such representations and warranties shall be true and correct in all respects) as of the date of this Agreement and as of the Closing as though made at that time (except for representations and warranties that speak as of a specific date which shall be true and correct as of such specified date), except for any inaccuracies that would not reasonably be expected to materially delay or hinder, or have a material adverse effect on, the ability of the Investors to consummate the transactions contemplated by the Transaction Agreements and to perform its obligations under the Transaction Agreement, and (ii) the Investors shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by the Transaction Agreements to be performed, satisfied or complied with by the Investors at or prior to the Closing Date. The Parent and the Issuer shall have received a customary certificate, executed by an executive of the Investors or one of their respective Affiliates that controls the Investors and dated as of the Closing Date, to the foregoing effect.

ARTICLE 6

ADDITIONAL AGREEMENTS

6.1 Negative Covenants

Except as required by applicable Law or Order or as expressly contemplated, required or permitted by this Agreement during the period from the date of this Agreement until the Closing Date (or such earlier date on which this Agreement may be terminated pursuant to Section 5.2), without the prior written consent of the Investors, the Parent shall not, and shall cause its Subsidiaries not to, take or omit to take any action that, if taken or not taken after the date hereof would violate the LLC Agreement or the Investor Rights Agreement assuming each such Transaction Agreement were in effect and the Purchased Securities were issued to and held by the Investors as of the date hereof.

6.2 Certain Adjustments

Without the prior written consent of the Investors, during the period between the date of this Agreement until the Closing Date (or such earlier date on which this Agreement is terminated pursuant to Section 5.2), the Parent and the Issuer shall not take any actions which would have resulted in an adjustment to the Exchange Ratio (as defined in the LLC Agreement) pursuant to the LLC Agreement or the Exchange Agreement if the Purchased Preferred Units had been issued and outstanding since the date of this Agreement and the LLC Agreement and the Exchange Agreement had been in effect since the date of this Agreement.

6.3 TSXV and Other Regulatory Approvals

Subject to the terms and conditions hereof, each of the parties shall perform all obligations required to be performed by it under this Agreement, reasonably co-operate with the other parties in connection therewith, and do all such other commercially reasonable acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement, including using commercially reasonable efforts to (a) effect all necessary registrations, filings and submissions of information in connection with obtaining the TSXV Approval (final), provided that nothing in this Agreement shall require the Parent to obtain any shareholder approvals, (b) obtain all approvals, consents, registrations, waivers, permits, authorizations, and orders from any Governmental Entity reasonably necessary, proper or advisable to consummate the transactions contemplated by this Agreement and (c) execute and deliver any additional instruments reasonably necessary to consummate the transactions contemplated by this Agreement. Each party hereto shall (i) give the other parties prompt notice of the making or commencement of any request, inquiry or Action by or before any Governmental Entity with respect to the transactions contemplated hereby, (ii) keep the other parties informed as to the status of any such request, inquiry or Action and (iii) promptly inform the other parties of (and provide copies of) any communications to or from any Governmental Entity and keep the other parties reasonably informed regarding any substantive communications to or from a third party, in each case regarding the transactions contemplated by this Agreement. Each party hereto will have the right to review in advance, and each party will consult and cooperate with the other parties and will consider in good faith the views of the other parties in connection with any filing, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted to any Governmental Entity in connection with the transactions contemplated by the Transaction Agreements. In addition, except as may be prohibited by any Governmental Entity or by any Law, in connection with any such request, inquiry or Action, each party hereto will permit authorized representatives of the other parties to be present at each meeting or conference relating to such request, inquiry or Action and have access to and be consulted in connection with any material document, opinion or proposal made or submitted in writing to any Governmental Entity in connection with such request, inquiry or Action.

6.4 TSXV Approval; Filings

In furtherance but not in limitation of Section 6.3:

(a) Prior to the Closing, the Parent shall use commercially reasonable efforts to obtain the TSXV Approval, including the listing of the Exchange Common Shares.

(b) The Parent shall file with the applicable Canadian Securities Commissions all forms that are required to be filed by the Parent pursuant to Canadian Securities Laws, following the Closing Date with respect to the distribution of the Purchased Securities and the Exchange Common Shares, in the time and the form prescribed by the applicable Canadian Securities Laws.

6.5 Certain Notices

During the period from the date of this Agreement until the Closing Date (or such earlier date on which this Agreement may be terminated pursuant to Section 5.2), the Parent and the Issuer shall give prompt notice to the Investors if any of the following occur: (a) receipt of any bona fide notice or other communication in writing from any Person alleging that the consent or approval of, filings with, license from, or authorization of, registration with, or notices to, such Person is or may be required in connection with the transactions contemplated by this Agreement; (b) receipt by the Parent, any of its Subsidiaries or any of their respective representatives of any material notice or other material communication from any Governmental Entity related to the transactions contemplated by the Transaction Agreements; (c) it becomes aware of any change, development, state of facts, effect, event, occurrence, or circumstance that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; or (d) it becomes aware of any change, development, state of facts, effect, event, occurrence, or circumstance that would reasonably be expected to prevent or delay beyond the Outside Date the consummation of the transactions contemplated by this Agreement or that would reasonably be expected to result in, or has resulted in, any of the conditions to the Closing set forth in Section 5.7 not being satisfied. Any notice pursuant to this Section 6.5 shall not affect, modify or otherwise limit any other covenant, agreement representation or warranty contained in this Agreement.

6.6 Transaction Litigation

Subject to the last sentence of this Section 6.6, the Parent shall promptly notify the Investors of any shareholder demands or other shareholder claims, suits, demands, actions, proceedings, litigation or other similar proceedings (including derivative claims) commenced against it, its Subsidiaries and/or its or its Subsidiaries’ respective directors or officers relating to this Agreement, any other Transaction Agreement or the transactions or any matters relating hereto or thereto (collectively, “Transaction Litigation”) and shall keep the Investors informed regarding any Transaction Litigation. Each of the Parent, the Issuer and each Investor (at the sole cost and expense of the Parent and the Issuer) shall reasonably cooperate with the other in the defense or settlement of any Transaction Litigation, and the Parent and the Issuer shall give the Investors the opportunity to consult with them regarding the defense and settlement of such Transaction Litigation, shall consider in good faith the Investors’ advice with respect to such Transaction Litigation and shall give the Investors the opportunity to participate in the defense and settlement of such Transaction Litigation. Prior to the Closing, none of the Parent, the Issuer or any of their Subsidiaries shall settle or offer to settle any Transaction Litigation without the prior written consent of the Investors (not to be unreasonably withheld or delayed).

6.7 PPP Loan.

The Parent shall deliver to the Investors at Closing, or as soon as practicable thereafter but in any event within five (5) Business Days of Closing, evidence satisfactory to the Investors with respect to the repayment and termination of any indebtedness outstanding under the PPP Loan issued pursuant to that certain Promissory Note, dated as of May 5 2020, by and between Real Broker, LLC and JPMorgan Chase Bank, N.A.

6.8 Tax Treatment.

For all U.S. federal, state and local tax purposes, the Investor shall be treated as owners of an interest in the Parent, and shall not be treated as owners of securities in the Issuer, or as an economic member of such Issuer.

ARTICLE 7

CLOSING ARRANGEMENTS

7.1 Closing Arrangements

Subject to all conditions set forth in Section 5.6 (other than Section 5.6(a)) and Section 5.7 (other than Section 5.7(a)) having been satisfied or waived at or before the Closing, the parties hereby agree that the process of the Closing shall be as follows:

(a) the Closing shall commence on the Closing Time on the Closing Date and shall be irrevocable thereafter until the completion of the closing deliverables in Section 5.6(a) and Section 5.7(a) in accordance with Section 7.1(b); and

(b) the following shall occur contemporaneously on the Closing Date:

(i) the LLC Agreement shall be entered into evidencing the creation of the Preferred Units;

(ii) each party shall make the deliveries required of it under Section 5.4 and Section 5.5, as applicable; and

(iii) the Investors shall make payment of the Proceeds to the Issuer pursuant to Section 5.5(a).

ARTICLE 8

MISCELLANEOUS

8.1 Public Disclosure and Filings

The initial press release regarding this Agreement shall be a joint press release mutually acceptable to the Parent and Investors. None of the Parent, the Issuer or the Investors shall make any other public announcement with respect to the existence or terms of this Agreement or the transactions provided for herein without the prior written approval of the other parties, which shall not be unreasonably withheld or delayed. Notwithstanding the foregoing, each party hereby acknowledges and agrees that the other parties may publicly disclose the terms of the Transaction Agreements and file the Transaction Agreements (i) as required by applicable Laws or Orders as reasonably determined by counsel and (ii) to the extent, in the good faith judgment of such party’s counsel, accountants or advisors, as applicable, that such disclosure is required to be disclosed (including in any registration statement, other disclosure document, press release or public announcement) in connection with such party’s (or any of its Affiliates’) quarterly earnings results, earnings guidance or capital raising; provided, that to the extent reasonably practical and permitted by applicable Laws and Orders, the disclosing party shall use commercially reasonable efforts to permit the other parties to review and consider, acting reasonably and in good faith, any comments by the other party on all such public announcements prior to the release or filing thereof; provided, further, that the disclosing party will consider, acting reasonably and in good faith, any reasonable request by the other party for redactions or modifications to, or confidential treatment of, such materials to the extent permitted under applicable Laws or Orders. The Parent and the Issuer hereby acknowledge and agree that the Investors may make such filings as required by applicable Securities Laws with respect to their ownership of the Purchased Securities as reasonably determined by counsel. Notwithstanding the foregoing, this Section 8.1 shall not apply to (a) any press release or other public statement made by the Parent, the Issuer or the Investors which substantially reiterates and is not inconsistent with prior disclosure and does not contain any information relating to the transactions contemplated hereby that has not been previously announced or made public in accordance with the terms of this Agreement, (b) any disclosure made to its auditors, attorneys, accountants, financial advisors, current or prospective limited partners or Affiliates or, in the case of the Investors, any of its Representatives (as defined in and pursuant to the Investor Rights Agreement) or (c) to the extent any Investor is a private equity, venture capital or other investment fund or similarly regulated entity, (i) any disclosure in connection with routine supervisory audit or regulatory examinations (including by regulatory or self-regulatory bodies) to which they are subject in the course of their respective businesses or (ii) disclosures to prospective and existing investors in connection with fund raising, marketing, informational, transactional or reporting activities. Each of the Parent and the Issuer acknowledges and agrees that the Investors may currently be invested in, may invest in, or may consider investments in companies that compete either directly or indirectly with the Parent and its Subsidiaries, or operate in the same or similar business as Parent and its Subsidiaries, and that nothing herein shall be in any way construed to prohibit or such Investor or its respective Affiliates’ ability to maintain, make or consider such other investments; provided, however, that no information regarding the Transaction is used or disclosed in connection with such activities.

8.2 Notices

(a) Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered in person, transmitted by e-mail or similar means of recorded electronic communication or sent by registered mail, charges prepaid, addressed as follows:

(i) in the case of the Investors:

c/o Insight Partners

1114 Avenue of the Americas, Floor 36 New York, NY 10036

Attention: Andrew Prodromos, Deputy General Counsel and Chief

Compliance Officer

E-mail: [redacted]

with a copy (which shall not constitute notice) to:

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019

Attention: Robert A. Rizzo

Email: [redacted]

and with a copy (which shall not constitute notice) to:

Stikeman Elliott LLP

5300 Commerce Court West

199 Bay Street

Toronto, Ontario M5L 1B9

Attention: Jonah Mann

E-mail: [redacted]

(ii) in the case of the Parent:

The Real Brokerage Inc.

133 Richmond Street West,

Suite 302,

Toronto, ON M5H 2L3

Attention: Tamir Poleg

Email: [redacted]

with a copy (which shall not constitute notice) to:

Gowling WLG (Canada) LLP

1 First Canadian Place,

100 King Street West, Suite 1600,

Toronto, Ontario, M5X 1G5

Attention: Jason A. Saltzman

Email: [redacted]

(iii) in the case of the Issuer:

c/o The Real Brokerage Inc.

133 Richmond Street West, Suite 302,

Toronto, ON M5H 2L3

Attention: Tamir Poleg and Michelle ressler

Email: [redacted] and [redacted]

with a copy (which shall not constitute notice) to:

Gowling WLG (Canada) LLP

1 First Canadian Place,

100 King Street West, Suite 1600,

Toronto, Ontario, M5X 1G5

Attention: Jason A. Saltzman

Email: [redacted]

(b) Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted by email or personally by hand (or, if such day is not a Business Day or if delivery or transmission is made on a Business Day after 5:00 p.m. (Toronto time) at the place of receipt, then on the next following Business Day) or, if mailed by internationally recognized overnight courier, on the Business Day following the date of mailing; provided, however, that if at the time of mailing or within two Business Days thereafter there is or occurs a labour dispute or other event which might reasonably be expected to disrupt the delivery of documents by mail, any notice or other communication hereunder shall be delivered or transmitted by means of recorded electronic communication as aforesaid.

(c) Any party may at any time change its address for service from time to time by giving notice to the other parties in accordance with this Section 8.2.

8.3 Amendments and Waivers

No amendment or waiver of any provision of this Agreement shall be binding on any party unless consented to in writing by such party. No waiver of any provision of this Agreement shall constitute a waiver of any other provision, nor shall any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided.

8.4 Assignment

No party may assign any of its rights or benefits under this Agreement, or delegate any of its duties or obligations, except with the prior written consent of the other parties; provided, however, that, without the prior written consent of any other party, (a) the Investors may assign their rights, interests and obligations under this Agreement, in whole or in part to an Affiliate, and (b) in the event of such assignment, the assignee shall agree in writing to be bound by the provisions of this Agreement, including the rights, interests and obligations so assigned and shall give equivalent representations and warranties in Section 3.2 with respect to itself; provided that no such assignment would reasonably be expected to delay the Closing past the Outside Date; and provided further that no such assignment will relieve the Investors of their obligations hereunder.

8.5 Successors and Assigns

This Agreement shall enure to the benefit of and shall be binding on and enforceable by and against the parties and their respective successors or heirs, executors, administrators and other legal personal representatives, and permitted assigns.

8.6 Further Assurances

Subject to the terms and conditions hereof, each of the parties hereto shall, from time to time hereafter and upon any reasonable request of the other, promptly do, execute, deliver or cause to be done, executed and delivered all further acts, documents and things as may be required or necessary for the purposes of giving effect to this Agreement and the transactions contemplated thereby.

8.7 Counterparts

This Agreement and all documents contemplated by or delivered under or in connection with this Agreement may be executed and delivered in any number of counterparts (including by email or scanned pages), with the same effect as if all parties had signed and delivered the same document, and all counterparts shall be construed together to be an original and will constitute one and the same agreement. Electronic signatures (including by DocuSign) and electronic pdf signatures (including by email or scanned pages) shall be acceptable as a means of executing such documents.

8.8 Expenses

Whether or not the transactions contemplated hereby shall be completed, all costs and expenses (including applicable goods and services tax) incurred by the Parent and the Issuer in connection with or incidental to the transactions contemplated hereby, including those relating to the distribution of the Purchased Securities, shall be borne by the Parent and the Issuer, including the fees and expenses of the Parent and the Issuer’s counsel, the fees and expenses of the Parent and the Issuer’s auditors and other outside consultants of the Parent and the Issuer and all stock exchange listing fees. At the Closing, the Parent and the Issuer shall pay the Investors for reasonable, documented out-of-pocket fees and expenses (including fees and disbursements of attorneys, accountants and other advisors) incurred by the Investors in connection with the evaluation, investigation and negotiation of the Transaction Agreements, the consummation of this Agreement and the transactions contemplated hereby, any other definitive transaction documents related thereto and the consummation of the transactions contemplated thereby and the Investors’ due diligence investigation of the Parent and the Issuer in an amount not to exceed $50,000, which may be effected at the closing by the withholding of such amount by the Investors from the payment of the Proceeds otherwise payable by the Investors at the Closing (notwithstanding the withholding of such amount, the Investors will be deemed to have paid the Parent and the Issuer the full amount so withheld).

8.9 No Third Party Beneficiaries

Nothing contained in this Agreement, expressed or implied, is intended to confer upon any Person other than the parties hereto (and their permitted assigns), any benefit, right or remedies, other than any Related Party of the Investors, the Parent or the Issuer for the purpose of enforcing Section 8.11.

8.10 Specific Enforcement

The parties hereto agree that irreparable damage for which monetary relief, even if available, would not be an adequate remedy, would occur in the event that any provision of this Agreement is not performed in accordance with its specific terms or is otherwise breached, including if the parties hereto fail to take any action required of them hereunder to cause the Closing to occur. The parties acknowledge and agree that (a) the parties shall be entitled to seek an injunction or injunctions, specific performance or other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof in the courts described in Section 1.5 without proof of damages or otherwise (in each case, subject to the terms and conditions of this Section 8.10), this being in addition to any other remedy to which they are entitled under this Agreement and (b) the right of specific enforcement is an integral part of the this Agreement and the transactions consummated thereby and without that right, neither the Parent, the Issuer nor the Investors would have entered into this Agreement. The parties hereto agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to applicable Law or inequitable for any reason, and agree not to assert that a remedy of monetary damages would provide an adequate remedy or that the parties otherwise have an adequate remedy at Law. The parties hereto acknowledge and agree that any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 8.10 shall not be required to provide any bond or other security in connection with any such order or injunction.

8.11 Non-Recourse

Notwithstanding anything to the contrary in this Agreement, (a) this Agreement may only be enforced against, and any Action for breach of this Agreement may only be made against, the Persons that are expressly identified herein and/or are parties hereto, (b) none of (i) the former, current and future Related Parties of the Investors or (ii) the former, current and future Related Parties of the Parent or the Issuer, shall have any liability for any liabilities or obligations of the parties hereto for any Action (whether in tort, Contract or otherwise) for breach of this Agreement or in respect of any representations made or alleged to be made in connection herewith, (c) the Investors, the Parent, the Issuer or their respective Affiliates shall have no rights of recovery in respect hereof against any Related Party of the Investors, the Parent or the Issuer and (d) no personal liability shall attach to any Related Party of the Investors, the Parent or the Issuer, whether by or through attempted piercing of the corporate veil, by or through an Action (whether in tort, Contract or otherwise), by the enforcement of any judgment, or obligations fine or penalty or by virtue of any statute, regulation or other applicable Law, or otherwise; provided that, for the avoidance of doubt, nothing in this Section 8.11 shall restrict or limit the rights of a Person under any other Transaction Agreement to which such Person is a party.

[Remainder of page left intentionally blank]

IN WITNESS WHEREOF this Agreement has been executed by the parties on the date first written above.

PARENT:

THE REAL BROKERAGE INC.

signed “Tamir Poleg”

By:___________________________

Name: Tamir Poleg

Title: Chief Executive Officer

ISSUER:

REAL PIPE, LLC

By: signed “Michelle Ressler”

Name: Michelle Ressler

Title: Manager

INVESTORS:

INSIGHT PARTNERS XI, L.P.

By:   Insight Associates XI, L.P., its general partner
By:   Insight Associates XI, Ltd., its general partner

By: signed “Andrew Prodromos”

Name: Andrew Prodromos
Title:   Authorized Officer

INSIGHT PARTNERS (CAYMAN) XI, L.P.

By:   Insight Associates XI, L.P., its general partner
By:   Insight Associates XI, Ltd., its general partner

By:   signed “Andrew Prodromos”

Name: Andrew Prodromos

Title:   Authorized Officer

INSIGHT PARTNERS XI (CO-INVESTORS), L.P.

By: Insight Associates XI, L.P., its general partner

By: Insight Associates XI, Ltd., its general partner

By: signed “Andrew Prodromos”

Name: Andrew Prodromos

Title:   Authorized Officer

INSIGHT PARTNERS XI (CO-INVESTORS) (B), L.P.

By: Insight Associates XI, L.P., its general partner

By: Insight Associates XI, Ltd., its general partner

By: signed “Andrew Prodromos”

Name: Andrew Prodromos

Title:    Authorized Officer

INSIGHT PARTNERS (DELAWARE) XI, L.P.

By: Insight Associates XI, L.P., its general partner

By: Insight Associates XI, Ltd., its general partner

By: signed “Andrew Prodromos”

Name: Andrew Prodromos

Title: Authorized Officer

INSIGHT PARTNERS (EU) XI, S.C.Sp.

By:   Insight Associates (EU) XI, S.a.r.l., its general partner

By: signed “Andrew Prodromos”

Name: Andrew Prodromos

Title: Authorized Officer

EXHIBIT A

EXCHANGE AGREEMENT

Execution Version

EXCHANGE AND SUPPORT AGREEMENT

THE REAL BROKERAGE INC.

AND

REAL PIPE, LLC

AND

THE PERSONS IDENTIFIED AS “INVESTORS” ON THE SIGNATURE PAGES HERETO

AND

ANY PERSON THAT BECOMES A HOLDER OF PREFERRED UNITS

December 2, 2020

EXCHANGE AND SUPPORT AGREEMENT

THIS AGREEMENT made the 2nd day of December, 2020,

AMONG:

THE REAL BROKERAGE INC., a corporation existing under the laws of British Columbia,

(hereinafter referred to as the “Parent”)

- and -

REAL PIPE, LLC, a limited liability company existing under the laws of Delaware,

(hereinafter referred to as the “Issuer”),

- and -

The Persons identified as “Investors” on signature pages hereto,

(collectively, the “Investors”, and each individually an “Investor”),

- and -

Any other Holder of Preferred Units, from time to time.

WHEREAS, as of the date hereof, the Investors are the beneficial holders of an aggregate of 17,286,842 Preferred Units (as defined herein);

AND WHEREAS the Parent and the Issuer have agreed to enter into this Agreement so as to recognize and/or provide for, inter alia, (a) the right of a Holder (as defined herein) to acquire Exchange Common Shares (as defined herein) in exchange for Preferred Units held by a Holder and (b) the reciprocal right of the Parent to acquire Preferred Units held by a Holder in exchange for Exchange Common Shares, all in accordance with the terms and conditions set out herein;

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the respective covenants and agreements of the parties herein contained and for other good and valuable consideration (the receipt and sufficiency of which are acknowledged by each party), the parties agree as follows:

ARTICLE I

INTERPRETATION

1.1 Defined Terms

For the purposes of this Agreement, unless the context otherwise requires, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings.

“Business Day” means any day, other than: (a) a Saturday, Sunday or statutory holiday in the Provinces of Ontario or British Columbia or the State of New York; or (b) a day on which banks are generally closed in the Provinces of Ontario or British Columbia or the State of New York;

“Capital Reorganization” has the meaning given to that term in the LLC Agreement;

“Common Shares” means the common shares in the capital of the Parent;

“Exchange Common Shares” has the meaning given to that term in the LLC Agreement;

“Exempt Purchaser” means a Holder that: (i) is resident in Canada at the time of the exchange; or (ii) is resident in a jurisdiction outside of Canada, is not exercising the exchange in the United States or by or on behalf of a U.S. Person and will acquire Exchange Common Shares pursuant to an exemption from any prospectus or securities registration or similar requirements under the applicable securities laws of such jurisdiction or any other securities laws to which such Holder is otherwise subject and such exchange would not result in any obligation of the Parent or the Issuer to prepare and file a prospectus, an offering memorandum or similar document or any obligation of the Parent or the Issuer to make any filings with or seek any approvals of any kind from any regulatory body in such jurisdiction or any other ongoing reporting requirements with respect to such exchange or otherwise; or (iii) if in the United States or a U.S. Person on whose behalf such exchange is being made, is an “accredited investor” within the meaning of Rule 501(a) of Regulation D under the Securities Act or is otherwise permitted to acquire Exchange Common Shares pursuant to an available exemption from registration under the Securities Act and applicable state securities laws at the time of such exchange;

“Exchange Rate” has the meaning given to that term in the LLC Agreement;

“Forced Exchange Date” has the meaning given to that term in the LLC Agreement;

“Forced Exchange Event” has the meaning given to that term in the LLC Agreement;

“Forced Exchange Notice” has the meaning given to that term in the LLC Agreement;

“Forced Exchange Right” has the meaning given to that term in Section 2.2;

“Governmental Entity” means any domestic or foreign federal, provincial, regional, state, municipal, local or other government, governmental department, agency, arbitrator, authority or body (whether administrative, legislative, executive or otherwise), court, tribunal, commission or commissioner, bureau, minister or ministry, board or agency, or other regulatory or self-regulatory authority, including any securities regulatory authorities and stock exchange including the TSXV and any other Stock Exchange;

“Guarantee Agreement” means the subordinated guarantee agreement to be entered into between the Investors and the Parent on the date hereof;

“Guaranteed Obligations” has the meaning given to that term in the Guarantee Agreement;

“Holder” means a holder of Preferred Units from time to time and, on the date hereof, includes the Investors;

“Investor(s)” has the meaning given to that term in the recitals hereto;

“Investor Rights Agreement” means the Investor Rights Agreement dated as of the date hereof by and among the Parent, the Issuer and the Investors, as amended, supplemented, restated, converted, exchanged or replaced from time to time;

“Issuer” has the meaning given to that term in the recitals hereto;

“Junior Shares” has the meaning given to that term in the LLC Agreement;

“Junior Stock” shall mean the Junior Shares and the Junior Units;

“Junior Units” has the meaning given to that term in the LLC Agreement;

“LLC Agreement” means the amended and restated limited liability company agreement of the Issuer dated as of the date hereof among the Parent, the Issuer and the Investors;

“Optional Exchange Date” has the meaning given to that term in the LLC Agreement;

“Optional Exchange Notice” has the meaning given to that term in the LLC Agreement;

“Optional Exchange Right” has the meaning given to that term in Section 2.1;

“Parent” has the meaning given to that term in the recitals hereto;

“Person” has the meaning given to that term in the LLC Agreement;

“Preferred Units” shall mean the Preferred Units of the Issuer having the powers, preferences, rights, qualifications, limitations set forth in the LLC Agreement;

“Purchase Agreement” has the meaning given to that term in the LLC Agreement;

“Reference Property” has the meaning given to that term in the LLC Agreement;

“Securities Act” shall mean the U.S. Securities Act of 1933, as amended;

“Stock Exchange” has the meaning given to that term in the LLC Agreement;

“Transaction Agreements” has the meaning given to that term in the LLC Agreement;

“TSXV” means the TSX Venture Exchange or any successor thereto;

“Units” has the meaning given to that term in the LLC Agreement; and

“U.S. Person” means a “U.S. Person” as defined in Regulation S promulgated under the Securities Act, and includes, but is not limited to, an individual resident in the United States, an estate or trust of which any executor or administrator or trustee, respectively, is a U.S. Person and any partnership or corporation organized or incorporated under the laws of the United States.

1.2 Defined Terms in the LLC Agreement

Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to such terms in the LLC Agreement.

1.3 Rules of Construction

Except as may be otherwise specifically provided in this Agreement and unless the context otherwise requires, in this Agreement:

(a) the terms “Agreement”, “this Agreement”, “the Agreement”, “hereto”, “hereof”, “herein”, “hereby”, “hereunder” and similar expressions refer to this Agreement in its entirety and not to any particular provision hereof and include any schedules or exhibits thereto;

(b) references to an “Article” or “Section” followed by a number or letter refer to the specified Article or Section to this Agreement;

(c) the division of this Agreement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement;

(d) words importing the singular number only shall include the plural and vice versa and words importing the use of any gender shall include all genders;

(e) the word “including” is deemed to mean “including without limitation”;

(f) the terms “party” and “the parties” refer to a party or the parties to this Agreement;

(g) any reference to this Agreement means this Agreement as amended, modified, replaced or supplemented from time to time;

(h) any reference to a statute, regulation or rule shall be construed to be a reference thereto as the same may from time to time be amended, re-enacted or replaced, and any reference to a statute shall include any regulations or rules made thereunder;

(i) all dollar amounts refer to currency of the United States of America;

(j) the word “day” means calendar day unless Business Day is expressly specified;

(k) any time period within which a payment is to be made or any other action is to be taken hereunder shall be calculated excluding the day on which the period commences and including the day on which the period ends; and

(l) whenever any action is required to be taken or period of time is to expire on a day other than a Business Day, such action shall be taken or period shall expire on the next following Business Day.

1.4 Entire Agreement

This Agreement and the other Transaction Agreements constitute the entire agreement between the parties with respect to the subject matter hereof and thereof and supersede all prior agreements, understandings, negotiations and discussions, whether written or oral. There are no conditions, covenants, agreements, representations, warranties or other provisions, express or implied, collateral, statutory or otherwise, relating to the subject matter hereof except as provided in this Agreement and the other Transaction Agreements.

1.5 Time of Essence

Time shall be of the essence of this Agreement.

1.6 Governing Law and Submission to Jurisdiction

(a) This Agreement and all matters, claims or actions (whether at law, in equity, in contract, in tort or otherwise) based upon, arising out of or relating to this Agreement or the negotiation, execution or performance of this Agreement, shall be interpreted and enforced in accordance with, and the respective rights and obligations of the parties shall be governed by, the laws of the State of Delaware applicable to contracts executed in and to be performed entirely within that State, regardless of the laws that might otherwise govern under any applicable conflict of laws principles.

(b) All matters, claims or actions arising out of or relating to this Agreement shall be heard and determined in the Chancery Court of the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction over any matter, claim or action, any state or federal court within the State of Delaware) and appellate courts therefrom and the parties hereto hereby irrevocably submit to the exclusive jurisdiction and venue of such courts in any such matter, claim or action and irrevocably waive the defense of an inconvenient forum or lack of jurisdiction to the maintenance of any such matter, claim or action. The consents to jurisdiction and venue set forth in this Section 1.6(b) shall not constitute general consents to service of process in the State of Delaware, shall have no effect for any purpose except as provided in this Section 1.6(b) and shall not be deemed to confer rights on any Person other than the parties hereto. Each party hereto agrees that service of process upon such party in any matter, claim or action arising out of or relating to this Agreement shall be effective if notice is given by overnight courier, with a copy by e-mail, at the address set forth in Section 4.1 of this Agreement. The parties hereto agree that a final judgment in any such matter, claim or action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law; provided that, nothing in the foregoing shall restrict any party’s rights to seek any post-judgment relief regarding, or any appeal from, a final trial court judgment.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY MATTER, CLAIM OR ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY MATTER, CLAIM OR ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (C) IT MAKES SUCH WAIVER VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 1.6(c).

1.7 Severability

If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, all other provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

ARTICLE II

EXCHANGE PROCEDURES

2.1 Optional Exchange Right

The Parent hereby grants to each Holder, as long as the Holder is an Exempt Purchaser at the time of such acquisition, the right (the “Optional Exchange Right”) to acquire from the Parent, in exchange for the Holder delivering as consideration all or any part of the Preferred Units held from time to time by such Holder, that number of fully paid and non-assessable Exchange Common Shares equal to the number of Preferred Units exchanged by the Holder multiplied by the Exchange Rate of such Preferred Units (as adjusted pursuant to the LLC Agreement) on the Optional Exchange Date, all in accordance with the provisions of the LLC Agreement.

2.2 Forced Exchange Right

Notwithstanding the Optional Exchange Right, upon the occurrence of a Forced Exchange Event, the Parent shall have the right (the “Forced Exchange Right”) to acquire directly from each Holder all, but not less than all, of the Preferred Units held from time to time by such Holder in consideration of that number of whole Exchange Common Shares for each such Preferred Unit equal to the Exchange Rate then in effect on the Forced Exchange Date, all in accordance with the provisions of the LLC Agreement; provided, however that in order for the Parent to exercise the Forced Exchange Right on the Forced Exchange Date, the Common Shares are listed and posted for trading on a Stock Exchange and no order ceasing or suspending trading in Common Shares or prohibiting the sale or issuance of Common Shares has been issued and no (formal or informal) proceedings for such purpose are pending or, to the knowledge of the Parent or the Issuer, have been threatened.

2.3 Optional Exchange Notice

The Optional Exchange Right may be exercised by a Holder by delivery by such Holder of the Optional Exchange Notice to the Parent and the Issuer in the manner and in accordance with the procedures set out in the LLC Agreement.

2.4 Forced Exchange Notice

The Forced Exchange Right may be exercised by the Parent and the Issuer by the delivery by the Parent and the Issuer of the Forced Exchange Notice to each Holder in the manner and in accordance with the procedures set out in the LLC Agreement.

2.5 Exchange Procedure

The Parent shall issue to the Holder the Exchange Common Shares (or, following a Capital Reorganization, the Reference Property) due upon exchange of the Preferred Units as of the Optional Exchange Date or the Forced Exchange Date, as applicable, all in accordance with the procedures set out in the LLC Agreement.

2.6 Representations of the Parent

The Parent hereby represents, warrants and covenants in favour of the Holders as follows:

(a) it is a corporation existing under the laws of the Province of British Columbia and has the requisite power and authority to own, lease and operate its properties and to conduct its business;

(b) it has all requisite legal and corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder;

(c) it has duly authorized, executed and delivered this Agreement, and, upon acceptance by the Investors, this Agreement will constitute a valid and binding agreement of the Parent, enforceable against the Parent in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization or other laws of general application affecting enforcement of creditors’ rights and general principles of equity that restrict the availability of equitable remedies;

(d) no consent, approval, authorization, order or agreement of, or registration, filing or qualification with, or any other action by, any Governmental Entity or other Person is required for the execution, delivery or performance of this Agreement by the Parent;

(e) neither the entering into, delivery or performance of this Agreement nor the completion of the transactions contemplated in hereby, in the LLC Agreement or any other Transaction Agreement, in each case, by the Parent will: (i) conflict with or result in the violation or breach of any of the provisions of the articles or by-laws of the Parent, (ii) conflict with, or result in a breach or violation of any of the terms of, or constitute a default under, or result in the creation or imposition of any lien or right of any other Person upon any assets of the Parent pursuant to any agreement or other instrument to which the Parent is a party or by which the Parent is bound or to which any of the assets of the Parent is subject, or (iii) result in the violation of any law applicable to the Parent;

(f) any Common Shares deliverable upon exchange of the Preferred Units pursuant to the LLC Agreement and the terms hereof will be duly authorized and validly issued as fully paid and non-assessable, free and clear of any liens, claims, rights or encumbrances, other than those arising under law;

(g) it has reserved for issuance and will, at all times while any Preferred Units are outstanding, keep available, free from pre-emptive and other rights granted by the Parent, such number of Common Shares as are deliverable upon exchange of the outstanding Preferred Units pursuant to the LLC Agreement and the terms hereof; and

(h) it will make such filings and take such other reasonable commercial steps as may be necessary in order that the Common Shares deliverable upon exchange of the Preferred Units will be approved for listing and posted for trading on the TSXV or any Stock Exchange on which the Common Shares then trade, on the date of issuance of such Common Shares.

2.7 Holders’ Acknowledgements

The Holders acknowledge that hold periods under applicable securities laws and the policies of the Stock Exchange may apply to any transfer of the Exchange Common Shares and prior to the expiry of any such applicable hold period, the certificates representing the Exchange Common Shares, if any, will bear such legend or legends as may, in the reasonable opinion of counsel to the Parent and the Issuer, be necessary in order to avoid a violation of any securities laws or to comply with the requirements of the Stock Exchange, provided that, at any time, in the opinion of counsel to the Parent and the Issuer, such legends are no longer necessary in order to avoid a violation of any such Laws, or the Holder of any such legended certificate, at the Holder’s expense, provides the Parent and the Issuer with evidence reasonably satisfactory in form and substance to the Parent and the Issuer (which may include an opinion of counsel reasonably satisfactory to the Parent and the Issuer) to the effect that such Holder is entitled to sell or otherwise transfer such Preferred Units and Exchange Common Shares in a transaction in which such legends are not required, such legended certificate may thereafter be surrendered to the Parent and the Issuer in exchange for a certificate which does not bear such legend.

2.8 Transfer Taxes

All stock transfer or similar taxes (other than income or similar taxes) which are required to be paid in connection with any exchange of Preferred Units for Exchange Common Shares by a Holder hereunder will be, or will have been, fully paid or provided for by Parent; provided, that if a Holder requests or requires that any Exchange Common Shares are issued to a person other than such Holder signatory hereto, such Holder shall pay any such taxes imposed or required to be collected, and the Holder shall comply in all material respect with its obligations under any Laws imposing such taxes.

2.9 Fractional Shares

For the avoidance of doubt, Section 6.6 of the LLC Agreement will govern the terms of any exchange occurring pursuant to the exercise of the Optional Exchange Right and/or the Forced Exchange Right.

2.9 Dividends

The Parent acknowledges and agrees that it will not declare or make a distribution on its Common Shares unless the Issuer simultaneously declares, pays or makes, as the case may be, the dividend or distribution on the Preferred Units as provided in Section 6.2 of the LLC Agreement.

ARTICLE III

COVENANTS OF THE PARENT AND THE HOLDERS

3.1 Support Obligations

The Parent covenants and agrees with the Holders that, for so long as any Preferred Units remain outstanding:

(a) it will continue to directly or indirectly own all of the Units of the Issuer, other than the Preferred Units held by the Holders, and maintain the ability to elect a majority of the board of directors of the Issuer;

(b) it will, upon direction by the Issuer, cause the issuance and delivery to the Holders of such number of Common Shares necessary to satisfy the Issuer’s obligations upon an exchange of Preferred Units pursuant to the LLC Agreement and in accordance with the terms hereof;

(c) it will not declare or pay any dividends on the Common Shares or any other class of shares in the capital of the Parent that ranks on a parity with or junior to the Common Shares as to dividend rights or rights upon the liquidation, winding-up or dissolution of the Parent;

(d) upon liquidation, winding-up or dissolution of the Issuer and/or the Parent, the Guaranteed Obligations will rank senior to the Junior Stock;

(e) it will not exercise any voting or consent rights which may be exercisable by the Holders of Preferred Units in accordance with the LLC Agreement or pursuant to applicable law with respect to any Preferred Units held by the Parent, and will cause its Affiliates not to exercise any such voting or consent rights with respect to any Preferred Units held by such Affiliates; and

(f) in the event that it holds any Preferred Units, it will take such action as is necessary such that such Preferred Units will no longer remain outstanding.

3.2 Transfer of Preferred Units

The rights and obligations of a Holder hereunder may be assigned, transferred or otherwise granted, in whole or in part, without prior written consent of any other party hereto to any transferee to whom such Holder validly transfers any of its Preferred Units in accordance with the LLC Agreement and the Investor Rights Agreement (as such term is defined in the LLC Agreement) provided such Holder shall cause such transferee to execute and deliver to the Parent a joinder agreement, in form reasonably satisfactory to the Parent, pursuant to which such transferee agrees to be bound by the terms and conditions of this Agreement.

ARTICLE IV

MISCELLANEOUS

4.1 Notices

(a) Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered in person, transmitted by e-mail or similar means of recorded electronic communication or sent by registered mail, charges prepaid, addressed as follows:

(i) in the case of the Parent: 133 Richmond Street West

Toronto, Ontario M5H 2L3

Attention: Tamir Poleg, Chief Executive Officer

E-mail: [redacted]

(ii) in the case of the Issuer:

133 Richmond Street West

Toronto, Ontario M5H 2L3

Attention:	Tamir Poleg and Michelle Ressler
E-mail:	[redacted]; [redacted]

with a copy to:

Gowling WLG (Canada) LLP

1 First Canadian Place

100 King Street West, Suite 1600

Toronto, Ontario M5X 1G5

Attention:	Jason A. Saltzman
E-mail:	[redacted]

(ii) in the case of a Holder, to the address of the Holder contained on the register of Holders maintained by the Issuer.

(b) Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted by email or personally by hand (or, if such day is not a Business Day or if delivery or transmission is made on a Business Day after 5:00 p.m. (Toronto time) at the place of receipt, then on the next following Business Day) or, if mailed by internationally recognized overnight courier, on the Business Day following the date of mailing; provided, however, that if at the time of mailing or within two Business Days thereafter there is or occurs a labour dispute or other event which might reasonably be expected to disrupt the delivery of documents by mail, any notice or other communication hereunder shall be delivered or transmitted by means of recorded electronic communication as aforesaid.

(c) Any party may at any time change its address for service from time to time by giving notice to the other parties in accordance with this Section 4.1.

4.2 Amendments and Waivers

This Agreement (or any provision hereof) may only be amended, supplemented or otherwise modified or waived (a) by written agreement signed by the Parent, the Issuer and Holders representing at least two-thirds of the outstanding Preferred Units, and (b) solely to the extent required by the applicable rules and regulations of the TSXV and any other applicable Stock Exchange, subject to approval thereof. No waiver of any provision of this Agreement shall constitute a waiver of any other provision, nor shall any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided.

4.3 Successor

The Parent shall not effect a Capital Reorganization, other than a Change of Control, unless, as applicable: (i) the resulting Person or continuing corporation (herein called the “Parent Successor”), by operation of law, shall become, without more, bound by the terms and provisions of this Agreement; (ii) if not so bound, the Parent Successor shall execute, prior to or contemporaneously with the consummation of such transaction, an agreement supplemental hereto and such other instruments (if any) to evidence the assumption by the Parent Successor of the obligations of the Parent under this Agreement; or (iii) the parties agree to amend this Agreement in accordance with Section 4.2, as reasonably necessary, in order that this Agreement shall apply with full force and effect, mutatis mutandis, to all new securities into which Common Shares are changed as a result of such Capital Reorganization.

4.4 Assignment

No party may assign any of its rights or benefits under this Agreement, or delegate any of its duties or obligations, except in accordance with Section 3.2 (in which case, consent is not required) or with the prior written consent of the other parties. Any other purported assignment, transfer or delegation other than in accordance with this Section 4.4 shall be null and void.

4.5 Successors and Assigns

This Agreement shall enure to the benefit of and shall be binding on and enforceable by and against the parties and their respective successors or heirs, executors, administrators and other legal personal representatives, and permitted assigns.

4.6 Further Assurances

Each of the parties hereto shall, from time to time hereafter and upon any reasonable request of the other, promptly do, execute, deliver or cause to be done, executed and delivered all further acts, documents and things as may be required or necessary for the purposes of giving effect to this Agreement.

4.7 Counterparts

This Agreement and all documents contemplated by or delivered under or in connection with this Agreement may be executed and delivered in any number of counterparts, with the same effect as if all parties had signed and delivered the same document, and all counterparts shall be construed together to be an original and will constitute one and the same agreement.

4.8 Liability of the Parent and the Issuer

Each of the Parent and the Issuer agree and acknowledge that any breach of this Agreement by, or the failure to perform any obligation in accordance with the terms of this Agreement of, the Issuer shall be deemed to be a breach of this Agreement by, or failure to perform such obligation of, the Parent, and the Parent shall be fully and directly liable for any and all damages relating to, arising from or suffered in connection with such breach or failure. Subject to and in accordance with Article 4 of the Purchase Agreement, each of the Parent and the Issuer agrees, jointly and severally, to indemnify, hold harmless and defend each Holder from and against any and all losses, liabilities, costs, damages, taxes, judgments, claims or other expenses (including attorneys’ fees) related to, in connection with or arising out of any exchange occurring pursuant to the Optional Exchange Right and/or the Forced Exchange Right not being completed in accordance with the terms and conditions of this Agreement and the LLC Agreement.

4.9 Right to Injunctive Relief

Each of the parties hereby acknowledges and agrees that in the event of a breach or threatened breach of any of its covenants hereunder, the harm suffered would not be compensable by monetary damages alone and, accordingly, in addition to other available legal or equitable remedies available to such party, each Holder (in respect of any breach of this Agreement by the Parent or the Issuer) and the Parent or the Issuer (in respect of any breach of this Agreement by any Holder) shall be entitled to apply for an injunction or specific performance with respect to such breach or threatened breach, without proof of actual damages (and without the requirement of posting a bond, undertaking or other security in connection with such action), and each of the parties hereby agrees not to plead sufficiency of damages as a defence in such circumstances.

4.10 Certain Transactions

In the event of any stock split, reverse stock split, stock dividend or distribution, subdivision, or any change in the Common Shares or the Preferred Units by reason of any recapitalization, combination, reclassification, exchange of shares, merger, consolidation, partial or complete liquidation, share dividend, split-up, sale of assets, distribution to equityholders or similar transactions or changes in the Parent’s or the Issuer’s capital structure, (a) the terms “Common Shares” and “Preferred Units” used herein shall, as applicable, be deemed to refer to and include all such dividends and distributions and any other securities into which or for which any or all of such securities may be changed or exchanged or which are received in such transaction and (b) the Parent and the Issuer agree that appropriate adjustments shall be made to this Agreement as necessary to ensure that the Investors have, immediately after consummation of such transaction, substantially the same rights with respect to the Parent, the Issuer or another issuer of securities, as applicable, as they have immediately prior to the consummation of such transaction under this Agreement.

4.11 Several Obligations

The obligations of each Investor under this Agreement shall be several, and not joint.

4.12 Non-Recourse

Notwithstanding anything to the contrary in this Agreement, (a) this Agreement may only be enforced against, and any action, dispute, claim, suit or other proceeding for breach of this Agreement may only be made against, the Persons that are expressly identified herein and/or are parties hereto,

(b) none of (i) the former, current and future Affiliates, directors, officers, managers, employees, advisors, representatives, shareholders, members, managers, partners, successors and assigns of the Investors or any Affiliate thereof or any former, current and future Affiliate, director, officer, manager, employee, advisor, representative, shareholder, member, manager, partner, successor and assign of any of the foregoing (collectively, “Investor Related Parties”) shall have any liability for any liabilities or obligations of the parties hereto for any action, dispute, claim, suit or other proceeding (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any representations made or alleged to be made in connection herewith, (c) none of the Parent, the Issuer nor or their respective Affiliates shall have any rights of recovery in respect hereof against any Investor Related Party and (d) no personal liability shall attach to any Investor Related Party through the Investors or otherwise, whether by or through attempted piercing of the corporate veil, by or through an action, dispute, claim, suit or other proceeding (whether in tort, contract or otherwise), by the enforcement of any judgment, fine or penalty or by virtue of any statute, regulation or other applicable Law, or otherwise; provided that, for the avoidance of doubt, nothing in this Section 4.12 shall restrict or limit the rights or obligations of a Person under any other Transaction Agreement to which such Person is a party.

4.13 Conflict

To the extent that there is any inconsistency between the terms of this Agreement and the terms of the LLC Agreement, the terms of the LLC Agreement shall govern to the extent of the inconsistency.

[The remainder of this page has been intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF, this Agreement has been executed by the parties on the date first written above.

PARENT:

THE REAL BROKERAGE INC.

Per:       signed “Tamir Poleg”
Name:  Tamir Poleg
Title:     Chief Executive Officer

ISSUER:

REAL PIPE, LLC

Per:        signed “Michelle Ressler”
Name:    Michelle Ressler
Title:      Manager

INVESTORS:

INSIGHT PARTNERS XI, L.P.

Insight Associates XI, L.P., its general partner

Insight Associates XI, Ltd., its general partner

Per:       signed “Andrew Prodromos”
Name:    Andrew Prodromos
Title:      Authorized Officer

INSIGHT PARTNERS (CAYMAN) XI, L.P.

Insight Associates XI, L.P., its general partner

Insight Associates XI, Ltd., its general partner

Per:       signed “Andrew Prodromos”
Name:    Andrew Prodromos
Title:      Authorized Officer

INSIGHT PARTNERS XI (CO-INVESTORS), L.P.

Insight Associates XI, L.P., its general partner
Insight Associates XI, Ltd., its general partner

Per:       signed “Andrew Prodromos”
Name:    Andrew Prodromos
Title:      Authorized Officer

INSIGHT PARTNERS XI (CO-INVESTORS) (B), L.P.
Insight Associates XI, L.P., its general partner
Insight Associates XI, Ltd., its general partner

Per:       signed “Andrew Prodromos”
Name:    Andrew Prodromos
Title:      Authorized Officer

INSIGHT PARTNERS (DELAWARE) XI, L.P.

Insight Associates XI, L.P., its general partner
Insight Associates XI, Ltd., its general partner

Per:       signed “Andrew Prodromos”
Name:    Andrew Prodromos
Title:      Authorized Officer

INSIGHT PARTNERS (EU) XI, S.C.Sp.

Insight Associates (EU) XI, S.a.r.l., its general partner

Per:       signed “Andrew Prodromos”
Name:    Andrew Prodromos
Title:      Authorized Officer

EXHIBIT B

GUARANTEE AGREEMENT

Execution Version

SUBORDINATED GUARANTEE AGREEMENT

THE REAL BROKERAGE INC.

– and –

THE INVESTORS SET FORTH ON SCHEDULE A HERETO

December 2, 2020

SUBORDINATED GUARANTEE AGREEMENT

THIS SUBORDINATED GUARANTEE AGREEMENT (this “Guarantee”) is made effective the 2nd day of December, 2020,

BETWEEN:

THE REAL BROKERAGE INC., a corporation incorporated

under the laws of the Province of British Columbia (the “Guarantor”)

– and –

Each of the investors set forth on Schedule A hereto

(collectively with any person or persons to whom such

parties’ rights under this Guarantee have been assigned or transferred in whole or in part in accordance with Section 6.4, the “Investors”, and each an “Investor”)

WHEREAS:

A. The Guarantor is the direct parent of REAL PIPE, LLC, a limited liability company existing under the laws of the State of Delaware (the “Issuer”).

B. The Issuer has agreed to issue and sell to the Investors, and the Investors have agreed to subscribe for and purchase, an aggregate of 17,236,842 Preferred Units of the Issuer (such Preferred Units outstanding from time to time, collectively, the “Preferred Units”) pursuant to the Securities Subscription Agreement by and among the Guarantor, the Issuer and the Investors dated as of December 2, 2020 (the “Subscription Agreement”).

C. The Investors have agreed to subscribe for the Preferred Units on the condition that the Guarantor guarantees the obligation of the Issuer to pay to the Investors the Guaranteed Obligations in respect of such Investor’s Preferred Units irrespective of whether the Issuer has sufficient net assets or available funds to do so, which guarantee will rank junior to any Senior Indebtedness of the Guarantor.

NOW THEREFORE in consideration of the premises and the mutual covenants and agreements herein contained and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto hereby covenant and agree as follows:

ARTICLE 1

DEFINITIONS

1.1 Definitions

Except as set out as follows, capitalized terms used herein and not otherwise defined below shall have the meanings attributed to such terms in the Subscription Agreement:

“Credit Facilities” shall mean (i) Senior Indebtedness for borrowed money, (ii) Senior Indebtedness evidenced by bonds, debentures, notes or other similar instruments, (iii) Senior Indebtedness evidenced by letters of credit, bankers’ acceptances and other similar instruments, and (iv) Senior Indebtedness under hedging obligations, whether outstanding on the date of this Guarantee or thereafter created, incurred, assumed or guaranteed;

“Event of Default” has the meaning assigned to that term in Section 4.2;

“Governmental Authority” has the meaning assigned to that term in Section 5.1(d);

“Guaranteed Obligations” shall mean all obligations of the Issuer to the Investors relating to the Preferred Units. For greater certainty, under no circumstance shall any obligations owed to any holder of common shares of the Guarantor, solely in its capacity as a holder of common shares, be deemed Guaranteed Obligations for purposes of this Guarantee;

“Guarantor” has the meaning assigned to that term in the recitals;

“Indebtedness” means, with respect to the Guarantor, without duplication, (i) the unpaid principal, accrued and unpaid interest, premiums, penalties (including prepayment penalties), breakage costs and other fees, expenses (if any, including third party expenses), and other payment obligations and amounts owing by the Guarantor; (ii) all obligations as evidenced by notes, debentures, bonds or other similar instruments, (iii) all obligations under conditional sale or other title retention agreements relating to property acquired by the Guarantor,(iv) all obligations, contingent or otherwise, of the Guarantor as an account party in respect of letters of credit and letters of guarantee or bankers acceptances;; (v) all obligations with respect to interest rate hedging, swaps or similar financial arrangements (valued at the termination value thereof and net of all payments owed to the Guarantor); and (vi) all guarantees of any of the foregoing;

“Indemnified Taxes” has the meaning assigned to that term in Section 4.7;

“Investor” or “Investors” has the meaning assigned to that term in the recitals;

“Issuer” has the meaning assigned to that term in the recitals;

“LLC Agreement” means the amended and restated limited liability company agreement of the Issuer dated as of December 2, 2020;

“Officer’s Certificate” means a certificate signed by any officer or director (or the equivalent) of the Guarantor;

“Preferred Units” has the meaning assigned to that term in the recitals;

“Senior Indebtedness” means the principal of and the interest and premium (and any other amounts payable thereunder), if any, in respect of:

(a) all Indebtedness (including any Indebtedness to trade creditors which for greater certainty does not include trade payables) and related liabilities and obligations of the Guarantor (other than Guaranteed Obligations), whether outstanding on the date of this Guarantee or thereafter created, incurred, assumed or guaranteed; and

(b) all renewals, extensions, restructurings, refinancings and refundings of any such Indebtedness and related liabilities and obligations referred to in clause (a) above;

provided, however, that Senior Indebtedness shall not include (i) any obligation of the Guarantor to any subsidiary of the Guarantor, or of such subsidiary to the Guarantor or any other subsidiary of the Guarantor, (ii) any liability for federal, state, provincial, local or other taxes owed or owing by the Guarantor, (iii) any obligations with respect to any equity securities in the capital of the Guarantor, and

(iv) any Indebtedness pursuant to which the terms of the instrument creating or evidencing such Indebtedness provide that such Indebtedness ranks pari passu with, or is subordinated in right of payment to, this Guarantee;

“Subscription Agreement” has the meaning assigned to that term in the recitals; and

“Transaction Agreements” has the meaning assigned to that term in the Subscription Agreement.

1.2 Rules of Construction

Except as may be otherwise specifically provided in this Guarantee and unless the context otherwise requires, in this Guarantee:

(a) the terms “Guarantee”, “this Guarantee”, “the Guarantee”, “hereto”, “hereof”, “herein”, “hereby”, “hereunder” and similar expressions refer to this Guarantee in its entirety and not to any particular provision hereof and include any schedules or exhibits thereto;

(b) references to an “Article” or “Section” followed by a number or letter refer to the specified Article or Section to this Guarantee;

(c) the division of this Guarantee into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Guarantee;

(d) words importing the singular number only shall include the plural and vice versa and words importing the use of any gender shall include all genders;

(e) the word “including” is deemed to mean “including without limitation”;

(f) the terms “party” and “the parties” refer to a party or the parties to this Guarantee;

(g) any reference to this Guarantee means this Guarantee as amended, modified, replaced or supplemented from time to time;

(h) any reference to a statute, regulation or rule shall be construed to be a reference thereto as the same may from time to time be amended, re-enacted or replaced, and any reference to a statute shall include any regulations or rules made thereunder;

(i) all dollar amounts refer to currency of the United States of America;

(j) the word “day” means calendar day unless Business Day is expressly specified;

(k) any time period within which a payment is to be made or any other action is to be taken hereunder shall be calculated excluding the day on which the period commences and including the day on which the period ends; and

(l) whenever any action is required to be taken or period of time is to expire on a day other than a Business Day, such action shall be taken or period shall expire on the following Business Day.

ARTICLE 2

GUARANTEE

2.1 Guarantee

The Guarantor absolutely, irrevocably and unconditionally, as primary obligor and not merely as surety, guarantees in favour of the Investors the due and punctual payment, performance and discharge of the Guaranteed Obligations, as applicable, as and when the same shall be due and payable, whether by lapse of time, acceleration of maturity or otherwise, regardless of any defense (except for the defense to any payment obligation by the Issuer available to it under the express terms of the LLC Agreement), deduction, right of set-off or counterclaim which the Guarantor may now or hereafter have or assert and without abatement, suspension, deferment or diminution on account of any event or condition whatsoever. In addition to the foregoing, notwithstanding anything else herein to the contrary, the Guarantor agrees to pay any and all documented and out of pocket expenses (including reasonable counsel fees and expenses) reasonably incurred by any Investor in enforcing any rights under this Guarantee upon request by such Investor, and in any event within thirty (30) days of such request.

2.2 Waiver of Notice and Defenses

The Guarantor hereby waives any and all notice of acceptance of this Guarantee and any and all notice of the creation, renewal, modification, extension or accrual of the Guaranteed Obligations and irrevocably waives and agrees not to assert any claims for defense, set-off or counterclaim based on promptness, diligence, presentment, demand, protest and notice of any kind, all defenses which may be available by virtue of any valuation, stay, moratorium law or other similar law now or hereafter in effect, any right to require the marshalling of assets of the Issuer or any other person now or hereafter in effect.

2.3 Guarantee Absolute

The Guarantor guarantees that the Guaranteed Obligations will be paid strictly in accordance with their terms and the terms of this Guarantee, regardless of any Law, regulation or order now or hereafter in effect in any jurisdiction affecting any such terms or the rights of the Investors with respect thereto. The liability of the Guarantor under this Guarantee shall be absolute and unconditional irrespective of:

(a) any sale, transfer or assignment by any Investor of any Preferred Units or any right, title, benefit or interest of such Investor therein or thereto;

(b) any amendment or change in or to, or any repeal, modification or waiver of the LLC Agreement or any other agreement evidencing, securing or otherwise executed in connection with any of the Guaranteed Obligations;

(c) any change in the name, shareholders, constitution, capacity, capital or the articles, by-laws or other constating documents of the Guarantor;

(d) any change in the name, members, constitution, capacity, membership interests or the constating documents of the Issuer;

(e) any partial payment by the Issuer, or any release or waiver, by operation of Law or otherwise, of the performance or observance by the Issuer of any express or implied agreement, covenant, term or condition relating to the Preferred Units to be performed or observed by the Issuer;

(f) the extension of time for, or any change in the place or manner of, the payment by the Issuer of all or any portion of the Guaranteed Obligations or the extension of time for, or any change in the place or manner of, the performance of any other obligation under, arising out of, or in connection with, the LLC Agreement;

(g) any failure, omission, delay or lack of diligence on the part of any Investor to enforce, assert or exercise any right, privilege, power or remedy conferred on such Investor pursuant to the terms of the LLC Agreement, or any action on the part of any Investor granting indulgence or extension of any kind;

(h) subject to Section 4.1.2, the recovery of any judgment against the Issuer, any voluntary or involuntary liquidation, dissolution, sale of any collateral, winding up, merger or amalgamation of the Issuer or the Guarantor, any sale or other disposition of all or substantially all of the assets of the Issuer, or any judicial or extrajudicial receivership, insolvency, bankruptcy, assignment for the benefit of, or proposal to, creditors, reorganization, moratorium, arrangement, composition with creditors, or readjustment of debt of, or other proceedings affecting the Issuer, the Guarantor or any of the assets of the Issuer or the Guarantor;

(i) any circumstance, act or omission that would prevent subrogation operating in favour of the Guarantor;

(j) any illegality, invalidity of, or defect or deficiency or unenforceability in, the LLC Agreement;

(k) the settlement or compromise of any obligation guaranteed hereby or hereby incurred;

(l) any defense by the Issuer to immunity from suit or any suretyship defense that might be available to the Guarantor; or

(m) any other circumstance, act or omission that might otherwise constitute a defence available to, or a discharge of, the Issuer in respect of any of the Guaranteed Obligations, or the Guarantor in respect of any of the Guaranteed Obligations (other than, and to the extent of, the payment or satisfaction thereof), it being the intent of the Guarantor that its obligations in respect of the Guaranteed Obligations shall be absolute and unconditional under all circumstances and shall not be discharged except by payment in full of the Guaranteed Obligations. None of the Investors shall be bound or obliged to seek to enforce or exhaust its recourse against the Issuer or any other persons or to take any other action against the Issuer or any other persons before being entitled to demand payment from the Guarantor hereunder.

There shall be no obligation of an Investor to give notice to, or obtain the consent of, the Guarantor with respect to the happening of any of the foregoing.

2.4 Continuing Guarantee

This Guarantee shall apply to and secure any balance due or remaining due to the Investors in respect of the Guaranteed Obligations and shall be binding as an absolute and continuing obligation of the Guarantor. This Guarantee shall continue to be effective or be reinstated, as the case may be, if at any time payment of any of the Guaranteed Obligations must or may be rescinded, is declared or may become voidable, annulled, invalidated, declared to be fraudulent or preferential or must or may otherwise be returned, refunded or repaid by an Investor for any reason, including the insolvency, bankruptcy, dissolution or reorganization of the Issuer or upon or as a result of the appointment of a custodian, receiver, trustee or other officer with similar powers with respect to the Issuer or any substantial part of its property, all as though such payment had not been made. If at any time the Issuer is precluded from making payment when due in respect of any Guaranteed Obligations, such amounts shall nonetheless be deemed to be due and payable by the Issuer to the Investors for all purposes of this Guarantee and, subject to Article 3, the Guaranteed Obligations shall be immediately due and payable to the Investors. This is a guarantee of payment, and not merely a deficiency or collection guarantee.

2.5 Guarantee of Payment

Subject to Article 3, if the Issuer fails to pay any of the Guaranteed Obligations when due, the Guarantor shall pay to such Investor the Guaranteed Obligations immediately, and in any event within fifteen (15) days after demand made in writing by such Investor.

2.6 Subrogation; Set-Off

The Guarantor shall have no right of subrogation in respect of any payment made to Investors hereunder until such time as the Guaranteed Obligations have been fully satisfied. In the case of the liquidation, dissolution, winding-up or bankruptcy of the Issuer (whether voluntary or involuntary), or if the Issuer makes an arrangement or compromise or proposal with its creditors, the Investors shall have the right to receive payment for their full claim and to receive all distributions or other payments in respect thereof until their claims have been paid in full, and the Guarantor shall continue to be liable to the Investors for all and any balance which may be owed to the Investors by the Issuer. The Guaranteed Obligations shall not, however, be released, discharged, limited or affected by the failure or omission of any Investor to prove the whole or part of any claim against the Issuer. If any amount is paid to the Guarantor on account of any subrogation arising hereunder at any time when the Guaranteed Obligations have not been fully satisfied, such amount shall be held in trust by the Guarantor for the benefit of the applicable Investor and shall forthwith be paid to such Investor to be credited and applied against the Guaranteed Obligations. After a demand has been made by an Investor for payment of the Guaranteed Obligations, until the Guaranteed Obligations have been paid in full, the Guarantor shall have no right of set-off or counterclaim against the Issuer.

2.7 Independent Obligations

The Guarantor acknowledges that its obligations hereunder are independent of the obligations of the Issuer with respect to the Preferred Units and that the Guarantor shall be liable to make payment (or cause payment to be made) of the Guaranteed Obligations pursuant to the terms of this Guarantee notwithstanding the occurrence of any event referred to in subsections (a) through (m), inclusive, of Section 2.3. The Guarantor will pay (or cause to be paid) the Guaranteed Obligations without regard to any equities between it and the Issuer or any defence, deduction or right of set-off, compensation, abatement, combination of accounts or cross-claim that it or the Issuer may have. The Guarantor herby further covenants and agrees that it shall not assert as a defense in any proceeding to enforce this Guarantee that this Guarantee is illegal, invalid or unenforceable in accordance with its terms.

2.8 Indemnity

If any or all of the Guaranteed Obligations are not duly performed by the Issuer and are not performed by the Guarantor for any reason whatsoever, the Guarantor will, as a separate and distinct obligation, indemnify and save harmless the Investors from and against all losses resulting from the failure of the Issuer to duly perform such Guaranteed Obligations without duplication.

ARTICLE 3

PRIORITY OF GUARANTEED OBLIGATIONS

3.1 Applicability of Article

The obligations of the Guarantor hereunder shall be postponed and subordinated in right of payment to the prior payment in full of all Senior Indebtedness in accordance with the terms of such Senior Indebtedness whether now outstanding or hereinafter incurred. Each of the Investors, as a condition to and by acceptance of the benefits conferred hereby, agrees to and shall be bound by the provisions of this Article 3.

3.2 Order of Payment

Upon any distribution of the assets of the Guarantor upon any dissolution, winding-up, liquidation or reorganization of the Guarantor, whether in bankruptcy, insolvency, reorganization or receivership proceedings or upon an assignment for the benefit of creditors or any other marshalling of the assets and liabilities of the Guarantor or otherwise:

(a) all Senior Indebtedness shall be first paid in full, or provision made for such payment, before any payment is made on account of the Guaranteed Obligations;

(b) the Guaranteed Obligations shall be paid in full, or provision made for such payment, before any payment is made by the Guarantor on (i) common shares or any other equity securities, rights or interests in the capital of the Guarantor, and (ii) any guarantees now existing or hereafter entered into by the Guarantor with respect to any equity securities, notes, bonds, debentures, agreements in respect of borrowed money and/or any other debt securities or instruments other than, in each case, Senior Indebtedness, of any Subsidiaries or Affiliates of the Guarantor; provided that, upon the demand by any Investor hereunder for the Guarantor to pay the Guaranteed Obligations due to such Investor, the Guarantor shall concurrently pay all Investors the Guaranteed Obligations owed to each such Investor; provided, further, that in the event the assets of the Guarantor available to pay the Guaranteed Obligations to all Investors at such time shall be insufficient to pay in full all amounts with respect to the Guaranteed Obligations to which all Investors are entitled pursuant to this Guarantee, the amounts paid to the Investors in respect of the Guaranteed Obligations shall be made, equally and ratably, in proportion to the amount of the Guaranteed Obligations owed to all other Investors, and any unpaid amounts shall be subject to Section 2.5;

(c) any payment or distribution of assets of the Guarantor of any kind or character, whether in cash, property or securities, to which the Investors would be entitled except for the provisions of this Article 3 shall be paid or delivered by the trustee or agent or other person making such payment or distribution, whether a trustee in bankruptcy, a receiver or liquidating trustee or otherwise, directly to the holders of the Senior Indebtedness or their representative or representatives or to the trustee or trustees under any indenture pursuant to which any instruments evidencing any of such Senior Indebtedness may have been issued, as their respective interests may appear, to the extent necessary to make payment in full of all such Senior Indebtedness remaining unpaid, after giving effect to any concurrent payment or distribution to the holders of such Senior Indebtedness in respect thereof; and

(d) in the event that, notwithstanding the foregoing, any payment or distribution of assets of the Guarantor of any kind or character, whether in cash, property or securities, shall be received by one or more Investors before all Senior Indebtedness is paid in full contrary to the terms hereof, such payment or distribution shall be paid over to the holders of such Senior Indebtedness in accordance with the terms hereof, or their representative or representatives or to the trustee or trustees under any indenture under which any instruments evidencing any of such Senior Indebtedness may have been issued, as their respective interests may appear, for application to the payment of all Senior Indebtedness remaining unpaid until all such Senior Indebtedness shall have been paid in full, after giving effect to any concurrent payment or distribution to the holders of such Senior Indebtedness in respect thereof.

3.3 Obligation to Pay Not Impaired

Nothing contained in this Article 3 or elsewhere in this Guarantee or in the LLC Agreement is intended to or shall impair, as between the Guarantor, its creditors (other than the holders of Senior Indebtedness), and the Investors, the obligation of the Guarantor, which is absolute and unconditional, to pay (or cause to be paid) to the Investors the Guaranteed Obligations in accordance herewith, as and when the same shall become due and payable in accordance with this Guarantee, or affect the relative rights of the Investors and creditors of the Guarantor other than the holders of the Senior Indebtedness; nor shall anything herein or therein prevent an Investor from exercising all remedies otherwise permitted by applicable Law upon default under this Guarantee, subject to the rights, if any, under this Article 3 of the holders of the Senior Indebtedness in respect of cash, property or securities of the Guarantor that are received upon the exercise of any such remedy.

3.4 No Payment if Credit Facilities in Default

Upon the maturity of any Credit Facilities by lapse of time, acceleration, demand or otherwise, all principal of and interest and premium, if any, on all such matured Credit Facilities (and any other amounts payable thereunder) shall first be paid in full, or shall first have been duly provided for, before any payment by the Guarantor is made (or caused to be made) to Investors on account of the Guaranteed Obligations.

In case of a default under any Credit Facilities permitting the holder thereof to accelerate the maturity thereof, unless and until such default shall have been cured or waived or shall have ceased to exist in accordance with the provisions of such Credit Facilities, no payment shall be made (or caused to be made) by the Guarantor with respect to the Guaranteed Obligations, and no Investor shall be entitled to demand, institute proceedings for the collection of, or receive any such payment or benefit from the Guarantor (including by set-off, combination of accounts or otherwise in any manner whatsoever) on account of the Guaranteed Obligations after the happening of such a default (except as provided in Section 3.5), and unless and until such default shall have been cured or waived or shall have ceased to exist in accordance with the provisions of such Credit Facilities. For the avoidance of doubt, this Section 3.4 shall not be construed so as to prevent the Investors from receiving and retaining any payments on account of the Guaranteed Obligations at any time when no such default has occurred and is continuing.

The fact that any payment hereunder is prohibited by this Section 3.4 shall not prevent the failure to make such payment from being an Event of Default hereunder.

3.5 Confirmation of Subordination

As a condition to the benefits conferred hereby on the Investors, each of the Investors by acceptance thereof agrees to take such action as may be necessary to effectuate the subordination to Senior Indebtedness as provided in this Article 3. Upon the reasonable request of and at the sole cost and expense of the Guarantor, and upon being furnished with an Officer’s Certificate stating that one or more named persons are holders of Senior Indebtedness, or the representative or representatives of such holders, or the trustee or trustees under which any instrument evidencing such Senior Indebtedness, and specifying the amount and nature of such Senior Indebtedness, each such Investor shall enter into a commercially reasonable written agreement or agreements with the Guarantor and the person or persons named in such Officer’s Certificate providing that such person or persons are entitled to all the rights and benefits of this Article 3 as the holder or holders, representative or representatives, or trustee or trustees of such Senior Indebtedness specified in such Officer’s Certificate and in such agreement.

3.6 Investors May Hold Senior Indebtedness

Each of the Investors is entitled to all the rights set forth in this Article 3 with respect to any Senior Indebtedness at the time held by it, to the same extent as any other holder of Senior Indebtedness, and nothing in this Guarantee deprives such holder of any of its rights as such holder.

3.7 Rights of Holders of Senior Indebtedness Not Impaired

No right of any present or future holder of any Senior Indebtedness to enforce the subordination herein will at any time or in any way be prejudiced or impaired by any act or failure to act on the part of the Guarantor or by any non-compliance by the Guarantor with the terms, provisions and covenants of this Guarantee, regardless of any knowledge thereof which any such holder may have or be otherwise charged with.

3.8 Altering Senior Indebtedness

A holder of Senior Indebtedness has the right to extend, renew, modify or amend the terms of such Senior Indebtedness or any security therefor and to release, sell or exchange such security and otherwise to deal freely with the Guarantor or any other person, all without notice to or consent of the Investors and without affecting the subordination herein, the liabilities and obligations of the parties to this Guarantee.

3.9 Additional Senior Indebtedness and Securities

This Guarantee does not restrict the Guarantor from incurring any Indebtedness or otherwise or mortgaging, pledging or charging its properties to secure any Indebtedness or from issuing any securities.

ARTICLE 4

TERMINATION AND REMEDIES

4.1 Termination of Guarantee

4.1.1 This Guarantee and all obligations hereunder will terminate and be of no further force and effect upon the date on which all Preferred Units have been exchanged for common shares in the capital of the Guarantor or any successor thereto (as applicable) in accordance with their terms in respect of the Guaranteed Obligations have been paid in full.

4.1.2 Subject to Section 6.4, all of the rights, obligations and liabilities of the Guarantor pursuant to this Guarantee shall terminate, and the Guarantor shall be discharged of all obligations and covenants under this Guarantee, upon the conveyance, distribution or transfer (including pursuant to a reorganization, consolidation, liquidation, dissolution, sale of any collateral, winding up, merger, amalgamation, arrangement or otherwise) of all or substantially all of the Guarantor’s properties, securities and assets to a person that has assumed in full the obligations of the Guarantor pursuant to and in accordance with Section 6.4.

4.2 Suits for Enforcement by Investors

In the event that the Guarantor fails to pay any Guaranteed Obligations as required (an “Event of Default”) pursuant to the terms of this Guarantee, any Investor may institute judicial proceedings for the collection of the moneys so due and unpaid, may prosecute such proceedings to judgment or final decree and may enforce the same against the Issuer and/or the Guarantor and may collect the moneys adjudged or decreed to be payable in the manner provided by Law out of the property of the Guarantor.

4.3 Investors May File Proofs of Claim

In case of the pendency of any receivership, insolvency, liquidation, bankruptcy, reorganization, arrangement, adjustment, composition or other judicial proceeding relative to the Guarantor or the property of the Guarantor, each Investor shall be entitled and empowered, by intervention in such proceeding or otherwise:

(a) to file and prove a claim for any Guaranteed Obligation then due and payable and to file such other papers or documents as may be necessary or advisable in order to have the claims of the Investors allowed in such judicial proceeding; and

(b) to collect and receive any moneys or other property payable or deliverable on any such claims and to distribute the same.

4.4 Restoration of Rights and Remedies

If any Investor has instituted any proceeding to enforce any right or remedy under this Guarantee and such proceeding has been discontinued or abandoned for any reason, or has been determined adversely to such Investor, then and in every such case, subject to any determination in such proceeding, the Guarantor and such Investor shall be restored severally and respectively to their former positions hereunder and thereafter all rights and remedies of the Investors shall continue as though no such proceeding had been instituted.

4.5 Rights and Remedies Cumulative

No right or remedy herein conferred upon or reserved to any Investor is intended to be exclusive of any other right or remedy, and every right and remedy shall, to the extent permitted by Law, be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy.

4.6 Delay or Omission Not Waiver

No delay by or omission of any Investor to exercise any right or remedy accruing upon an Event of Default shall impair any such right or remedy or constitute a waiver of any such Event of Default or an acquiescence therein. Every right and remedy given by this Article or by Law to the Investors may be exercised from time to time, and as often as may be deemed expedient, by each Investor.

4.7 Withholding

All payments to be made by the Guarantor to an Investor under this Guarantee shall be paid free and clear of, and without deduction or withholding for or on account of, any taxes; provided, that if the Guarantor is required by applicable Law to deduct or withhold any taxes from any such payment (such taxes required to be deducted or withheld, the “Indemnified Taxes”), then the Guarantor shall (a) make such withholding or deduction; (b) pay to the Investor such additional amounts as may be necessary so that after making or allowing for all required withholdings and deductions for taxes (including withholdings and deductions applicable to additional amounts payable under this Section 4.7), the Investor has received or receives an amount equal to that which it would have had or received had no such withholdings or deductions been required; (c) timely remit such taxes directly to the relevant Governmental Authority; and (d) furnish to the Investor, within a reasonable time, evidence of such remittance. The Guarantor shall indemnify and hold harmless an Investor within fifteen (15) Business Days after written demand therefor, for the full amount of any Indemnified Taxes (including Indemnified Taxes imposed or asserted on or attributable to amounts payable under this Section 4.7), whether or not such Indemnified Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate setting forth in reasonable detail the basis and calculation of the amount of such payment or liability delivered to the Guarantor by an Investor shall be conclusive absent manifest error.

ARTICLE 5

REPRESENTATIONS

5.1 Guarantor Representations

The Guarantor represents, warrants and covenants to each of the Investors, and acknowledges that each of the Investors is relying thereon, that:

(a) The Guarantor is a corporation existing under the laws of the Province of British Columbia and has the requisite power and authority to own, lease and operate its properties and to conduct its business;

(b) The Guarantor has all requisite legal and corporate power and authority to execute and deliver this Guarantee and to perform its obligations hereunder;

(c) The Guarantor has duly authorized, executed and delivered this Guarantee, and, upon acceptance by the Investors, this Guarantee will constitute a valid and binding agreement of the Guarantor, enforceable against the Guarantor in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization or other laws of general application affecting enforcement of creditors’ rights and general principles of equity that restrict the availability of equitable remedies;

(d) No consent, approval, authorization, order or agreement of, or registration, filing or qualification with, or any other action by, any domestic or foreign federal, provincial, state, municipal or other governmental department, court, tribunal, commission or commissioner, bureau, minister or ministry, board or agency, or other regulatory authority, including any securities regulatory authority, self- regulatory authority or the TSX-V (each, a “Governmental Authority”) or other person is required for the execution, delivery or performance of this Guarantee by the Guarantor; and

(e) Neither the entering into, delivery or performance of the Guarantee nor the completion of the transactions contemplated hereby by the Guarantor will: (i) conflict with or result in the violation or breach of any of the provisions of the articles or by-laws of the Guarantor, (ii) conflict with, or result in a breach or violation of any of the terms of, or constitute a default under, or result in the creation or imposition of any lien or right of any other person upon any assets of the Guarantor pursuant to any agreement or other instrument to which the Guarantor is a party or by which the Guarantor is bound or to which any of the assets of the Guarantor is subject, or (iii) result in the violation of any Law applicable to the Guarantor, with such exceptions, in the case of each of clauses (ii) and (iii) above, as would not impair or delay its ability to perform its obligations hereunder.

The representations and warranties of the Guarantor contained in this Guarantee shall survive until the termination of this Guarantee.

5.2 Investors’ Representations

Each Investor, severally but not jointly, represents, warrants and covenants to the Guarantor, solely with respect to itself, and acknowledges that the Guarantor is relying thereon, that:

(a) it is an entity duly formed and validly existing under the laws of its jurisdiction of formation and has the requisite power and authority to own, lease and operate its properties and to conduct its business;

(b) it has all requisite legal and corporate power and authority to execute and deliver this Guarantee and to perform its obligations hereunder;

(c) it has duly authorized, executed and delivered this Guarantee, and, upon acceptance by the Guarantor, this Guarantee will constitute a valid and binding agreement of such Investor, enforceable against it in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization or other laws of general application affecting enforcement of creditors’ rights and general principles of equity that restrict the availability of equitable remedies;

(d) no consent, approval, authorization, order or agreement of, or registration, filing or qualification with, or any other action by, any Governmental Authority or other person is required for the execution, delivery or performance of this Guarantee by it; and

(e) neither the entering into, delivery or performance of this Guarantee nor the completion of the transactions contemplated hereby by it will: (i) conflict with or result in the violation or breach of any of the provisions of its constating documents, (ii) conflict with, or result in a breach or violation of any of the terms of, or constitute a default under, or result in the creation or imposition of any lien or right of any other person upon any of its assets pursuant to any agreement or other instrument to which it is a party or by which it is bound or to which any of its assets is subject or (iii) result in the violation of any Law applicable to it, with such exceptions, in the case of each of clauses (ii) and (iii) above, as would not impair or delay its ability to perform its obligations hereunder.

The representations and warranties of each of the Investors contained in this Guarantee shall survive until the termination of this Guarantee.

ARTICLE 6

GENERAL

6.1 No Recourse Against Certain Persons

A director, officer, employee, shareholder or securityholder, as such, of the Guarantor shall not have any liability for any obligations of the Guarantor under this Guarantee or for any claim based on, in respect of or by reason of such obligations or its creation.

6.2 Notices

(a) Any demand, notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered in Person, transmitted by e- mail or similar means of recorded electronic communication (in which case it may be executed by electronic signatures and electronic pdf signatures (including by email or scanned pages)) or sent by registered mail, charges prepaid, addressed as follows:

To the Guarantor:

133 Richmond Street West, Suite 302

Toronto, ON M5H 2L3

Canada

Attention:	Tamir Poleg, Chief Executive Officer
E-mail:	[redacted]

with a copy (which shall not constitute notice) to:

Gowling WLG (Canada) LLP

1 First Canadian Place

100 King Street West, Suite 1600

Toronto, Ontario M5X 1G5

Attention:	Jason A. Saltzman
E-mail:	[redacted]

To the Investors:

c/o Insight Partners

1114 Avenue of Americas, 36th Floor New York, NY 10036

Attention: Andrew Prodromos, Deputy General Counsel and Chief Compliance Officer

E-mail: [redacted]

with a copy (which shall not constitute notice) to:

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019

Attention:	Robert A. Rizzo
E-mail:	[redacted]

and with a copy (which shall not constitute notice) to:

Stikeman Elliott LLP

5300 Commerce Court West

199 Bay Street

Toronto, ON M5L 1B9

Attention: Jonah Mann

E-mail: [redacted]

In the case of any other Investor, to the address of the Investor contained on the register of maintained by the Issuer.

(b) Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted by email or personally by hand (or, if such day is not a Business Day or if delivery or transmission is made on a Business Day after 5:00 p.m. (Toronto time) at the place of receipt, then on the next following Business Day) or, if mailed by internationally recognized courier, on the Business Day following the date of mailing.

(c) Such addresses may be changed, from time to time, by means of a notice given in the manner provided in this Section 6.2.

6.3 Entire Agreement/Amendment

This Guarantee and the other Transaction Agreements contain the entire agreement of the parties and supersede all prior agreements between the parties relating to the subject matter hereof. There are no representations, warranties, covenants or other agreements between the parties relating to the subject matter hereof except as stated or referred to herein or in the Transaction Agreements.

No amendment to, or waiver of any provision of, this Guarantee will be valid or binding unless set forth in writing and executed by each Investor. No failure of any party to exercise and no delay by it in exercising any right, power or remedy in connection with this Guarantee shall operate as a waiver of that right, nor shall any single or partial exercise of any right preclude any other or further exercise of that right or the exercise of any other right.

6.4 Assignment

No party may assign, transfer or delegate its rights, benefits or obligations under this Guarantee without the prior written consent of the other parties; except that (a) the rights and obligations of an Investor hereunder may be assigned, transferred or otherwise granted, in whole or part, without the prior written consent of the Guarantor or other Investors by such Investor to any transferee to whom such Investor validly transfers any of its Preferred Units in accordance with the LLC Agreement provided such Investor shall cause such transferee to execute and deliver to the Guarantor an assumption agreement, in form reasonably satisfactory to the Guarantor, pursuant to which such transferee agrees to be bound by the terms and conditions of this Guarantee and provides the representations and warranties in Section 5.2 with respect to itself; and (b) the rights and obligations of the Guarantor hereunder may be assigned, transferred or otherwise granted upon prior written notice (email to be sufficient) to the Investors by the Guarantor to any purchaser or transferee of all or substantially all of the Guarantor’s properties, securities and assets, in each case, provided that such assignee or transferee has assumed in full the obligations of the Guarantor and the Guarantor shall cause such assignee or transferee to execute and deliver to the Investors an assumption agreement, in form reasonably satisfactory to such parties, pursuant to which such assignee or transferee, as applicable, agrees to be bound by the terms and conditions of this Guarantee and provides the representations and warranties in Section 5.1 with respect to itself. Any other purported assignment, transfer or delegation other than in accordance with this Section 6.4 shall be null and void. The terms and provisions of this Guarantee shall be binding upon and enure to the benefit of the Guarantor and Investors and their respective successors and permitted assigns and, for greater certainty, a person shall cease to have any rights as an Investor hereunder upon the date on which all Preferred Units held by such person have been assigned, transferred, redeemed and/or exchanged for common shares in the capital of the Guarantor or any successor (as applicable) in accordance with their terms and all other sums, amounts and dividends, if any, outstanding with respect to such Preferred Units, or payable in respect of the Guaranteed Obligations, have been paid in full.

6.5 Further Assurances

Each party will, from time to time at the request of the other party, execute and deliver all such further documents and perform or cause to be performed such further acts or things as may be reasonably required to give full effect to, and carry out or better evidence or perfect the intent of, this Guarantee.

6.6 Time

Time is of the essence in the performance of obligations set forth in this Guarantee.

6.7 Costs

Except as provided in this Agreement, or as otherwise agreed by the parties in writing, including as provided in the LLC Agreement, all costs and expenses incurred in connection with this Guarantee and the transactions contemplated hereby will be paid by the party incurring such costs and expenses, whether or not any of the transactions contemplated hereby are consummated.

6.8 Governing Law; Submission

This Guarantee and all matters, claims or actions (whether at law, in equity, in contract, in tort or otherwise) based upon, arising out of or relating to this Guarantee or the negotiation, execution or performance of this Guarantee, shall be interpreted and enforced in accordance with, and the respective rights and obligations of the parties shall be governed by, the laws of the State of Delaware applicable to contracts executed in and to be performed entirely within that State, regardless of the laws that might otherwise govern under any applicable conflict of laws principles.

All matters, claims or actions arising out of or relating to this Guarantee shall be heard and determined in the Chancery Court of the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction over any matter, claim or action, any state or federal court within the State of Delaware) and appellate courts therefrom and the parties hereto hereby irrevocably submit to the exclusive jurisdiction and venue of such courts in any such matter, claim or action and irrevocably waive the defense of an inconvenient forum or lack of jurisdiction to the maintenance of any such matter, claim or action. The consents to jurisdiction and venue set forth in this Section 6.8 shall not constitute general consents to service of process in the State of Delaware, shall have no effect for any purpose except as provided in this Section 6.8 and shall not be deemed to confer rights on any person other than the parties hereto. Each party hereto agrees that service of process upon such party in any matter, claim or action arising out of or relating to this Guarantee shall be effective if notice is given by overnight courier, with a copy by e-mail, at the address set forth in Section 6.2 of this Guarantee. The parties hereto agree that a final judgment in any such matter, claim or action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law; provided that, nothing in the foregoing shall restrict any party’s rights to seek any post-judgment relief regarding, or any appeal from, a final trial court judgment.

EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS GUARANTEE IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY MATTER, CLAIM OR ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS GUARANTEE AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY MATTER, CLAIM OR ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (C) IT MAKES SUCH WAIVER VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS GUARANTEE BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 6.8.

6.9 Severance

If any term of this Guarantee is or becomes illegal, invalid or unenforceable in any jurisdiction, that shall not affect the legality, validity or enforceability in that jurisdiction of any other term of this Guarantee or the legality, validity or enforceability in other jurisdictions of that or any other provision of this Guarantee. The parties shall use all reasonable endeavours to replace any provision held to be illegal, invalid or unenforceable with a legal, valid and enforceable substitute provision the effect of which is as close as possible to the intended effect of the invalid provision.

6.10 Counterparts; Electronic Delivery

This Guarantee and all documents contemplated by or delivered under or in connection with this Guarantee may be executed and delivered in any number of counterparts (including by email or scanned pages), with the same effect as if all parties had signed and delivered the same document, and all counterparts shall be construed together to be an original and will constitute one and the same agreement. Electronic signatures (including DocuSign) and electronic pdf signatures (including by email or scanned pages) shall be acceptable as a means of executing such documents.

6.11 Several Obligations

The obligations of each Investor under this Guarantee shall be several, and not joint.

6.12 Non-Recourse

Notwithstanding anything to the contrary in this Guarantee, (a) this Guarantee may only be enforced against, and any action, dispute, claim, suit or other proceeding for breach of this Guarantee may only be made against, the Persons that are expressly identified herein and/or are parties hereto, (b) none of the former, current and future Affiliates, directors, officers, managers, employees, advisors, representatives, shareholders, members, managers, partners, successors and assigns of the Investors or any Affiliate thereof or any former, current and future Affiliate, director, officer, manager, employee, advisor, representative, shareholder, member, manager, partner, successor and assign of any of the foregoing (collectively, “Investor Related Parties”) shall have any liability for any liabilities or obligations of the parties hereto for any action, dispute, claim, suit or other proceeding (whether in tort, contract or otherwise) for breach of this Guarantee or in respect of any representations made or alleged to be made in connection herewith, (c) the Guarantor and its Affiliates shall have no rights of recovery in respect hereof against any Investor Related Party and (d) no personal liability shall attach to any Investor Related Party through the Investors or otherwise, whether by or through attempted piercing of the corporate veil, by or through an action, dispute, claim, suit or other proceeding (whether in tort, contract or otherwise), by the enforcement of any judgment, fine or penalty or by virtue of any statute, regulation or other applicable Law, or otherwise; provided that, for the avoidance of doubt, nothing in this Section 6.12 shall restrict or limit the rights or obligations of a Person under any other Transaction Agreement to which such Person is a party.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF the parties have duly executed this Guarantee as of the date first written above.

THE REAL BROKERAGE INC.

Per:     signed “Tamir Poleg”
Name: Tamir Poleg
Title:   Chief Executive Officer

REAL PIPE, LLC

Per:     signed “Michelle Ressler”
Name: Michelle Ressler
Title:   Manager

INSIGHT PARTNERS XI, L.P.

Insight Associates XI, L.P., its general partner

Insight Associates XI, Ltd., its general partner

Per:     signed “Andrew Prodromos”
Name: Andrew Prodromos
Title:   Authorized Officer

INSIGHT PARTNERS (CAYMAN) XI, L.P.

Insight Associates XI, L.P., its general partner

Insight Associates XI, Ltd., its general partner

Per:     signed “Andrew Prodromos”
Name: Andrew Prodromos
Title:   Authorized Officer

INSIGHT PARTNERS XI (CO-INVESTORS), L.P.

Insight Associates XI, L.P., its general partner
Insight Associates XI, Ltd., its general partner

Per:     signed “Andrew Prodromos”
Name: Andrew Prodromos
Title:   Authorized Officer

INSIGHT PARTNERS XI (CO-INVESTORS) (B), L.P.

Insight Associates XI, L.P., its general partner
Insight Associates XI, Ltd., its general partner

Per:     signed “Andrew Prodromos”
Name: Andrew Prodromos
Title:   Authorized Officer

INSIGHT PARTNERS (DELAWARE) XI, L.P.

Insight Associates XI, L.P., its general partner
Insight Associates XI, Ltd., its general partner

Per:     signed “Andrew Prodromos”
Name: Andrew Prodromos
Title:   Authorized Officer

INSIGHT PARTNERS (EU) XI, S.C.Sp.

Insight Associates (EU) XI, S.a.r.l., its general partner

Per:     signed “Andrew Prodromos”
Name: Andrew Prodromos
Title:   Authorized Officer

Schedule “A”

INVESTORS

INSIGHT PARTNERS XI, L.P.

INSIGHT PARTNERS (CAYMAN) XI, L.P.

INSIGHT PARTNERS XI (CO-INVESTORS), L.P.

INSIGHT PARTNERS XI (CO-INVESTORS) (B), L.P.

INSIGHT PARTNERS (DELAWARE) XI, L.P.

INSIGHT PARTNERS (EU) XI, S.C.Sp

EXHIBIT C

INVESTOR RIGHTS AGREEMENT

Execution Version

THE REAL BROKERAGE INC.

and

REAL PIPE, LLC

and

INSIGHT PARTNERS XI, L.P.

and

INSIGHT PARTNERS (CAYMAN) XI, L.P.

and

INSIGHT PARTNERS XI (CO-INVESTORS), L.P.

and

INSIGHT PARTNERS XI (CO-INVESTORS) (B), L.P.

and

INSIGHT PARTNERS (DELAWARE) XI, L.P.

and

INSIGHT PARTNERS (EU) XI, S.C.Sp.

INVESTOR RIGHTS AGREEMENT

December 2, 2020

INVESTOR RIGHTS AGREEMENT

THIS AGREEMENT made the 2nd day of December, 2020, among Insight Partners XI, L.P., a limited partnership existing under the laws of the Cayman Islands, Insight Partners (Cayman) XI, L.P., a limited partnership existing under the laws of the Cayman Islands, Insight Partners XI (Co-Investors), L.P., a limited partnership existing under the laws of the Cayman Islands, Insight Partners XI (Co-Investors) (B), L.P., a limited partnership existing under the laws of the Cayman Islands, Insight Partners (Delaware) XI, L.P., a limited partnership existing under the laws of the State of Delaware, Insight Partners (EU) XI, S.C.Sp., a special limited partnership existing under the laws of Luxembourg, (collectively, hereinafter referred to as the “Investors”), The Real Brokerage Inc., a corporation existing under the laws of the Province of British Columbia, (hereinafter referred to as “Real”) and Real PIPE, LLC, a limited liability company existing under the laws of the State of Delaware, (hereinafter referred to as the “Issuer”).

WHEREAS, as of the date hereof, none of the Investors beneficially owns or controls any Common Shares (as defined below);

AND WHEREAS Real, the Issuer and the Investors have entered into a securities subscription agreement dated as of the date hereof (the “Subscription Agreement”) pursuant to which the Investors agreed to subscribe for the Purchased Securities (as defined below);

AND WHEREAS in connection with the sharing of Confidential Information (as defined below) and the Investors’ information rights pursuant to Section 4.6 herein, respectively, the investment by each Investor and the continuing involvement of the Investors and Investors’ Affiliates (as defined below) in the business and affairs of Real and its Subsidiaries (as defined below) is considered to be strategic to the business and affairs of Real and its Subsidiaries;

AND WHEREAS in connection with the Investors’ subscription pursuant to the Subscription Agreement, each of the Issuer and Real has agreed to grant certain rights set out herein to the Investors, on the terms set out herein;

NOW THEREFORE THIS AGREEMENT WITNESSES THAT, in consideration of the respective covenants and agreements of the parties herein contained and for other good and valuable consideration (the receipt and sufficiency of which are acknowledged by each party), the parties agree as follows:

ARTICLE 1

Section 1.1 Defined Terms

For the purposes of this Agreement, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

“Accrued Distributions” means the distributions that have accrued in connection with the Preferred Units in accordance with the LLC Agreement;

“Act” means the Business Corporations Act (British Columbia);

“Affiliate” means a Person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the Person specified; provided, however, that Real and its Subsidiaries shall not be deemed to be Affiliates of any of the Investors or any of their respective Affiliates. For the purposes of this definition, “control” when used with respect to any Person, means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract, or otherwise;

“Applicable Stock Exchange” means any Canadian or United States nationally recognized stock exchange on which Real’s Common Shares are listed or on which Real has applied or does apply to list the Common Shares;

“Approved Change of Control Transaction” means a proposed Change of Control Transaction which has been approved by a majority of the independent members of the Board of Directors and, if applicable, publicly recommended for acceptance or approval by shareholders of Real by the Board of Directors;

“As-Exchanged Ownership” means, as at any date, with respect to a Person the aggregate interest of such Person and its Affiliates calculated as a percentage, (a) the numerator of which shall be the sum of (i) the number of Exchange Common Shares for which the Preferred Units beneficially owned or controlled by such Person and its Affiliates at the relevant date are exchangeable, plus (ii) the number of Common Shares beneficially owned or controlled by such Person and its Affiliates, including as a result of the exchange of the Preferred Units, or exercise of the Warrants or the Participation Right, at the relevant date (including any Common Shares underlying any Convertible Securities beneficially owned or controlled by such Person or its Affiliates as a result of exercise of the Participation Right); and (b) the denominator of which shall be the sum of the number of Common Shares issued and outstanding as at such relevant date plus the number of Exchange Common Shares for which the Preferred Units beneficially owned or controlled by such Person and its Affiliates at the relevant date are exchangeable;

“Base Shelf Prospectus” has the meaning ascribed thereto in National Instrument 44- 102 – Shelf Distributions;

“Beneficial Ownership Requirement” means, as at any date, that the Investors and their Affiliates beneficially own or control, directly and/or indirectly, in the aggregate, (a) such number of Preferred Units, Warrants and/or Common Shares (including Common Shares owned or controlled as a result of the exchange of any Preferred Units or the exercise of any Warrants or the Participation Right) that is equal to at least 2% of the number of Common Shares issued and outstanding as at such relevant date, or (b) Preferred Units, Warrants and/or Common Shares (including Common Shares owned or controlled as a result of the exchange of any Preferred Units, or the exercise of any Warrants or the Participation Right) with a Fair Market Value that is equal to at least $10 million as at such relevant date; for the avoidance of doubt, the calculations in each of (a) and (b) will be calculated as if any such Preferred Units and/or Warrants beneficially owned or controlled by the Investors or any of its Affiliates as at the relevant date had been exchanged and/or exercised for Exchange Common Shares in accordance with the terms of the Exchange Agreement and the LLC Agreement or the Warrant Certificate, as applicable, immediately prior to such relevant date, and in respect of (b), the Beneficial Ownership Requirement will only be considered not to be satisfied when the Fair Market Value of such securities is below the threshold for a period of 30 consecutive trading days;

“Board of Directors” or “Board” means the board of directors of Real;

“Business Day” means any day, other than (a) a Saturday, Sunday or statutory holiday in the Province of Ontario or the State of New York or (b) a day on which banks are generally closed in the Province of Ontario or the State of New York;

“Business Opportunities Exempt Party” has the meaning given to such term in Section 2.1(9);

“Canadian Securities Acts” means the applicable securities legislation of each of the provinces and territories of Canada and all published regulations, policy statements, Orders, rules, instruments, rulings and interpretation notes issued thereunder or in relation thereto, as the same may hereafter be amended from time to time or replaced;

“Canadian Securities Commissions” means the securities commissions or similar securities regulatory authorities in each of the provinces and territories of Canada;

“Change of Control Transaction” shall mean the occurrence of any of the following:

(a) (i) the direct or indirect sale, lease, transfer, conveyance or other disposition, in one or a series of related transactions, of all or substantially all of the properties or assets of Real and its Subsidiaries, taken as a whole, to any Person (other than to Real or to any wholly-owned Subsidiary of Real), or (ii) a plan or scheme of arrangement, merger, amalgamation, consolidation, share sale or other transaction or series of related transactions, in which all or substantially all of the Common Shares are exchanged for, converted into, acquired for, or constitute solely the right to receive, other securities, cash or other property, that would result in the Persons who beneficially own, directly or indirectly, 100% of the issued and outstanding Common Shares (including any Common Shares or other voting shares of Real that would be beneficially owned by such Persons on an as- converted, as-exercised or as-exchanged basis) as of immediately prior to such transaction ceasing to beneficially own, directly or indirectly, at least a majority of the outstanding Common Shares or outstanding common equity securities of the surviving entity (including any Common Shares, common equity securities or voting shares that would be beneficially owned by such Persons on an as- converted, as-exercised or as-exchanged basis) immediately following the completion of such transaction or series of related transactions; or

(b) the consummation of any transaction or series of related transactions (including pursuant to a merger, amalgamation or consolidation), the result of which is that any Person, including any Persons acting jointly or in concert with such Person, becomes the beneficial owner, directly or indirectly, of shares of Real’s common equity representing more than 50% of the voting power of all of Real’s then- outstanding common equity (including any common equity beneficially owned by such Person on an as-converted, as-exercised or as-exchanged basis);

“Code” means the Internal Revenue Code of 1986, as amended;

“Common Shares” means the common shares in the capital of Real;

“Confidential Information” means, subject to Section 4.5(4), any and all information, in any form or medium, written or oral, whether concerning or relating to Real, its Subsidiaries, or its and their respective officers and employees (whether prepared by Real or on behalf of Real or otherwise, and irrespective of the form or means of communication) that is furnished to the Investors or their Representatives by or on behalf of Real at any time, whether before, upon or after the execution of this Agreement, including all oral and written information relating to financial statements, projections, evaluations, plans, programs, customers, suppliers, facilities, equipment and other assets, products, processes, manufacturing, marketing, research and development, trade secrets, know- how, patent applications that have not been published, technology and intellectual property of Real and its Subsidiaries. “Confidential Information” shall be deemed to include the portion of all notes, analyses, studies, interpretations, memoranda and other documents, material or reports (in any form or medium) prepared by the Investors and their Representatives that contain, reflect or are based upon, in whole or part, the information furnished to or on behalf of Real;

“Convertible Securities” means securities which are exercisable for, convertible into or exchangeable for Common Shares;

“Exchange Agreement” means the exchange and support agreement entered into among the Investors, Real and the Issuer on the date hereof as amended, supplemented, restated, converted, exchanged or replaced from time to time;

“Exchange Common Shares” means the Common Shares issuable or deliverable to the Investors upon exchange and/or exercise of the Purchased Securities in accordance with the Exchange Agreement and the LLC Agreement or the terms of the Warrant Certificate, as applicable;

“Exempt Issuance” means the issuance by Real of Common Shares or Convertible Securities: (a) as full or partial consideration to any third party sellers in connection with any merger, business combination or similar transaction, tender offer, exchange offer, formal take-over bid, statutory amalgamation, statutory arrangement or other statutory procedure, or purchase of the securities or assets of a corporation or other entity (but, for the avoidance of doubt, not including any equity financing transaction undertaken for the purpose of funding any cash consideration payable in connection with any merger, business combination or similar transaction, tender offer, exchange offer, formal take-over bid, statutory amalgamation, statutory arrangement or other statutory procedure, or purchase of the securities or assets of a corporation or other entity); (b) pursuant to a rights offering by Real to all of its securityholders; (c) upon the exercise, exchange or conversion of any Convertible Securities that were issued as part of a Subsequent Offering that was offered to the Investors in accordance with Section 3.1, to the extent required by that section; (d) pursuant to employee, officer, consultant, advisor, director or advisory board compensation arrangements, including stock option or other equity based compensation plans, in each case, that have been approved by the Board of Directors; (e) as a result of the consolidation or subdivision of any securities of Real or its Subsidiaries, or as special distributions, stock dividends or payments in kind or similar transaction; (f) pursuant to a shareholder rights plan approved by a majority of the disinterested members of the Board of Directors; or (g) to the Investors or their Affiliates.

“Exercise Notice” has the meaning given to such term in Section 3.1(3);

“Exercise Notice Period” has the meaning given to such term in Section 3.1(3);

“Extraordinary Transaction” has the meaning given to such term in Section 4.2(1)(c);

“Fair Market Value” means the closing price of the Common Shares on the Applicable Stock Exchange on the trading day immediately preceding the relevant date. If the Common Shares are trading on more than one Applicable Stock Exchange, then the price information used to determine the Fair Market Value shall be the price information in respect of the Applicable Stock Exchange on which the aggregate trading volume was the highest as of such date;

“Governmental Entity” means any domestic or foreign federal, provincial, regional, state, municipal, local or other government, governmental department, agency, arbitrator, authority or body (whether administrative, legislative, executive or otherwise), court, tribunal, commission or commissioner, bureau, minister or ministry, board or agency, or other regulatory or self-regulatory authority, including any securities regulatory authorities and stock exchange including any Applicable Stock Exchange and any other exchange on which the securities of Real are listed or posted for trading;

“Guarantee Agreement” means guarantee agreement dated the date hereof among Real and the Investors;

“IFRS” means International Financial Reporting Standards;

“Investors” has the meaning given to such term in the recitals hereto;

“Investor Group” has the meaning given to such term in Section 5.10;

“Investor Members” means (a) the Investors, (b) any Affiliate of any Investor that, after the date hereof, acquires Registrable Shares, Preferred Units or Warrants in accordance with the terms hereof, and (c) any other transferee of any of the foregoing Persons to whom Preferred Units are distributed or transferred in accordance with Section 4.3 or to whom Registrable Shares or Warrants are distributed or transferred, in each case of this clause (c) to the extent such transferee is a permitted assignee pursuant to Section 5.3;

“Investor Nominee” has the meaning given to such term in Section 2.1(1);

“Investor Related Parties” has the meaning given to such term in Section 5.9;

“Issuer” has the meaning given to such term in the recitals hereto;

“Laws” means any and all federal, state, provincial, regional, national, foreign, local, municipal or other laws, statutes, acts, treaties, constitutions, principles of common law, resolutions, ordinances, proclamations, directives, codes, edicts, Orders, rules, regulations, rulings or requirements or other legally binding directives or guidance issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity and includes Securities Laws;

“Liquidation” means, in respect of an entity, a liquidation, winding up or dissolution of such entity;

“LLC Agreement” means the amended and restated limited liability company agreement of the Issuer, dated as of the date hereof, as amended, supplemented, restated, converted, exchanged or replaced from time to time;

“Management Nominees” has the meaning given to such term in Section 2.1(2);

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;

“Nomination Conditions” has the meaning given to such term in Section 2.1(1);

“NP 51-201” means National Policy 51-201 – Disclosure Standards;

“Order” means any judgment, decision, decree, injunction, ruling, writ, assessment or order of any Governmental Entity that is binding on any Person or its property under applicable Law;

“Ownership Certificate” has the meaning given to such term in Section 4.4;

“Participation Right” has the meaning given to such term in Section 3.1(2);

“Permitted Transferee” means with respect to any Person (i) any family member of such Person and (ii) any Affiliate of such Person (including any partner, shareholder, member of Affiliated investment fund or vehicle of such Person).

“Person” means and includes any individual, corporation, limited partnership, general partnership, joint stock company, limited liability company, joint venture, association, company, trust, bank, trust company, pension fund, business trust or other organization, whether or not a legal entity and any Governmental Entity;

“PFIC” has the meaning given to such term in Section 4.8;

“Preferred Units” means the Preferred Units of the Issuer having the powers, preferences, rights, qualifications, limitations and restrictions set forth in the LLC Agreement;

“Prospectus” means, as the context requires, a “preliminary prospectus,” “amended and restated preliminary prospectus” and a “final prospectus” as those terms are used in the applicable Canadian Securities Act and a Prospectus Supplement (together with the corresponding Base Shelf Prospectus), including all amendments and supplements thereto;

“Prospectus Supplement” has the meaning ascribed to “shelf prospectus supplement” in National Instrument 44-102 – Shelf Distributions;

“Purchased Securities” means the 17,286,842 Preferred Units and the 17,286,842 Warrants issued to the Investors pursuant to the Subscription Agreement;

“Real” has the meaning given to such term in the recitals hereto;

“Registrable Shares” means any Common Shares that any Investor Member has acquired or has the right to acquire upon exchange or exercise, as applicable, of the Purchased Securities or upon the exercise of the Participation Right; provided that all Common Shares directly or indirectly issued or issuable with respect to any of the foregoing by way of share dividend or share split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization shall also be deemed Registrable Shares;

“Registration” means the qualification under U.S. Securities Laws or any of the Canadian Securities Acts of the distribution of Registrable Shares, as a secondary offering, to the public (a) in any or all of the states of the United States pursuant to a registration statement in compliance with U.S. Securities Laws, or (b) in any or all of the provinces and territories of Canada pursuant to a Prospectus in compliance with the Canadian Securities Acts;

“Registration Rights Agreement” means the registration rights agreement dated as of the date hereof among Real, the Issuer and the Investors;

“Reporting Jurisdictions” means the Provinces of British Columbia, Ontario and Alberta;

“Representatives” means the directors, officers, general and current or prospective limited partners, managers, members, employees, advisors, agents, insurers (including brokers and re- insurers), equityholders, actual or potential sources of debt or equity financing and other representatives (including attorneys, accountants, consultants and financial advisors), in each case, of the Investors and their Affiliates, any Investor Nominee and, solely with respect to Section 4.5, any bona fide prospective purchaser of Registrable Shares, Preferred Units or Warrants;

“Restricted Period” means the period beginning on the date hereof and terminating on the date that is the first anniversary of the date hereof;

“Securities Laws” means the Canadian Securities Acts, the U.S. Securities Act and the U.S. Exchange Act;

“Standstill Period” means the period beginning on the date hereof and terminating on the later to occur of: (a) the date that is 12 months after the date hereof; and (b) the date on which no Investor Nominee serves as a director on the Board of Directors;

“Subscription Agreement” has the meaning given to such term in the recitals hereto;

“Subsequent Offering” has the meaning given to such term in Section 3.1(1);

“Subsequent Offering Notice” has the meaning given to such term in Section 3.1(1);

“Subsidiary” means, as to any Person, any corporation or other entity of which: (a) such Person or a Subsidiary of such Person is a general partner or, in the case of a limited liability company, the managing member or manager thereof; (b) at least a majority of the outstanding equity interest having by the terms thereof ordinary voting power to elect a majority of the board of directors or similar governing body of such corporation or other entity (irrespective of whether or not at the time any equity interest of any other class or classes of such corporation or other entity shall have or might have voting power by reason of the happening of any contingency) is at the time directly or indirectly owned or controlled by such Person or one or more of its Subsidiaries; or (c) any corporation or other entity as to which such Person consolidates for accounting purposes;

“Termination Date” has the meaning given to it in Section 2.2;

“Transaction Agreements” means this Agreement, the LLC Agreement, the Subscription Agreement, the Exchange Agreement, the Guarantee Agreement, the Registration Rights Agreement and the Warrant Certificate;

“Transfer” includes any direct or indirect transfer, sale, assignment, gift, pledge, encumbrance, hypothecation, mortgage, granting of any option, right or warrant to purchase (including any short sale, put option or call option) or other disposition; provided that, notwithstanding the foregoing, neither (i) any direct or indirect Transfer of a partnership interest in a private equity or similar investment fund that, when aggregated with its parallel funds and alternative investment vehicles, is established to make investments in multiple portfolio companies and not primarily to invest in Parent nor (ii) a direct or indirect transfer, sale, pledge, hedge, encumbrance or hypothecation or other disposition, or legally binding agreement to undertake any of the foregoing, of any interest in any Investor, shall constitute a “Transfer” for purposes of this Agreement;

“United States” means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934;

“U.S. Securities Act” means the United States Securities Act of 1933;

“U.S. Securities Laws” means the U.S. Exchange Act and the U.S. Securities Act;

“Warrant Certificate” means the warrant certificates dated as of the date hereof among Real and the Investors;

“Warrants” means the Warrants of Real having the rights and restrictions set forth in the Warrant Certificate.

Section 1.2 Defined Terms in the LLC Agreement

Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to such terms in the LLC Agreement as in effect on the date hereof.

Section 1.3 Rules of Construction

Except as may be otherwise specifically provided in this Agreement and unless the context otherwise requires, in this Agreement:

(a) the terms “Agreement”, “this Agreement”, “the Agreement”, “hereto”, “hereof”, “herein”, “hereby”, “hereunder” and similar expressions refer to this Agreement in its entirety and not to any particular provision hereof and include any schedules or exhibits thereto;

(b) references to an “Article” or “Section” followed by a number or letter refer to the specified Article or Section to this Agreement;

(c) the division of this Agreement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement;

(d) words importing the singular number only shall include the plural and vice versa and words importing the use of any gender shall include all genders;

(e) the word “including” is deemed to mean “including without limitation”;

(f) the terms “party” and “the parties” refer to a party or the parties to this Agreement;

(g) any reference to this Agreement means this Agreement as amended, modified, replaced or supplemented from time to time;

(h) any reference to a statute, regulation or rule shall be construed to be a reference thereto as the same may from time to time be amended, re-enacted or replaced, and any reference to a statute shall include any regulations or rules made thereunder;

(i) all dollar amounts refer to currency of Canada;

(j) the word “day” means calendar day unless Business Day is expressly specified;

(k) any time period within which a payment is to be made or any other action is to be taken hereunder shall be calculated excluding the day on which the period commences and including the day on which the period ends; and

(l) whenever any action is required to be taken or period of time is to expire on a day other than a Business Day, such action shall be taken or period shall expire on the next following Business Day.

Section 1.4 Entire Agreement

The Transaction Agreements constitute the entire agreement between the parties with respect to the subject matter hereof and thereof and supersede all prior agreements, understandings, negotiations and discussions, whether written or oral. There are no conditions, covenants, agreements, representations, warranties or other provisions, express or implied, collateral, statutory or otherwise, relating to the subject matter hereof except as provided in the Transaction Agreements.

Section 1.5 Time of Essence

Time shall be of the essence of this Agreement.

Section 1.6 Governing Law and Submission to Jurisdiction

(1) This Agreement and all matters, claims or actions (whether at law, in equity, in contract, in tort or otherwise) based upon, arising out of or relating to this Agreement or the negotiation, execution or performance of this Agreement, shall be interpreted and enforced in accordance with, and the respective rights and obligations of the parties shall be governed by, the laws of the State of Delaware applicable to contracts executed in and to be performed entirely within that State, regardless of the Laws that might otherwise govern under any applicable conflict of Laws principles.

(2) All matters, claims or actions arising out of or relating to this Agreement shall be heard and determined in the Chancery Court of the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction over any matter, claim or action, any state or federal court within the State of Delaware) and appellate courts therefrom and the parties hereto hereby irrevocably submit to the exclusive jurisdiction and venue of such courts in any such matter, claim or action and irrevocably waive the defense of an inconvenient forum or lack of jurisdiction to the maintenance of any such matter, claim or action. The consents to jurisdiction and venue set forth in this Section 1.6(2) shall not constitute general consents to service of process in the State of Delaware, shall have no effect for any purpose except as provided in this Section 1.6(2) and shall not be deemed to confer rights on any Person other than the parties hereto. Each party hereto agrees that service of process upon such party in any matter, claim or action arising out of or relating to this Agreement shall be effective if notice is given by overnight courier, with a copy by e-mail, at the address set forth in Section 5.1 of this Agreement. The parties hereto agree that a final judgment in any such matter, claim or action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law; provided that, nothing in the foregoing shall restrict any party’s rights to seek any post-judgment relief regarding, or any appeal from, a final trial court judgment.

(3) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY MATTER, CLAIM OR ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY MATTER, CLAIM OR ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (C) IT MAKES SUCH WAIVER VOLUNTARILY AND

(D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 1.6(3).

Section 1.7 Severability

If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, all other provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

Section 1.8 Certain Terminology

For the purposes of this Agreement, the terms and phrases “acting jointly or in concert”, “beneficial ownership”, “take-over bid” and “issuer bid” (or grammatical variations thereof) shall have the meanings given to them under applicable Canadian Securities Acts and “take-over bid” shall include a tender offer or exchange offer conducted pursuant to applicable U.S. Securities Laws.

ARTICLE 2

BOARD NOMINATION RIGHTS

Section 2.1 Board of Directors Nominees

(1) Subject to Section 2.2, the Investors (acting together) shall be entitled to designate one nominee (an “Investor Nominee”) for appointment or election to the Board of Directors, for so long as the Beneficial Ownership Requirement is satisfied. The Investor Nominee must be an individual who meets the qualification requirements to serve as a director under the Act, applicable Laws and the rules of the Applicable Stock Exchange (the “Nomination Conditions”) and must be acceptable to the Board of Directors, acting reasonably. The parties acknowledge that the size of the Board of Directors has been increased to five as of date hereof. The parties also acknowledge that the initial Investor Nominee is AJ Malhotra, who has been determined to be acceptable to the Board of Directors and has been appointed to the Board of Directors, in each case as of the date hereof. Notwithstanding anything to the contrary in this Agreement, if at any time (a) an Investor Nominee ceases to satisfy any of the Nomination Conditions; or (b) the Beneficial Ownership Requirement is no longer satisfied, the Investors shall, at the request of Real, cause the Investor Nominee to tender his or her resignation from the Board of Directors. As a condition to the appointment of an Investor Nominee to the Board of Directors pursuant to this Section 2.1(1), the Investors shall, and shall cause such Investor Nominee to, provide Real, prior to such appointment and nomination and on an on-going basis while serving as a member of the Board of Directors an executed irrevocable resignation in substantially the form attached as Exhibit A hereto, as well as such information and materials as Real is entitled to receive from a member of its Board of Directors and as are required to be disclosed in any management information circular of Real to be sent to securityholders of Real under applicable Laws or Applicable Stock Exchange rules or as Real may request from time-to-time from members of the Board of Directors in compliance with its internal policies and procedures including, an executed consent to serve as a director of Real, a completed directors’ questionnaire in the form provided by Real and a completed personal information form.

(2) Real shall and shall cause its Representatives to use their reasonable best efforts to ensure that the Investor Nominee is appointed or elected to the Board of Directors, including by (i) recommending and reflecting such recommendation in any management information circular relating to any meeting where directors of Real are elected (or submit to shareholders by written consent, if applicable) that the shareholders of Real vote to elect the Investor Nominee to the Board of Directors for a term of office expiring at the earlier of when the Investor Nominee ceases to hold office under Section 128(1) of the Act and the closing of the subsequent annual meeting of the shareholders of Real; and (ii) soliciting and obtaining proxies in favour of and otherwise supporting his or her election, each in a manner no less rigorous and favourable than the manner in which Real supports its own nominees selected by the Board of Directors (the “Management Nominees”) for election to the Board of Directors.

(3) The Investors shall advise Real of the identity of the Investor Nominee by the earlier of (i) at least 60 days prior to any meeting of shareholders at which directors of Real are to be elected or (ii) within 10 days of being notified of the record date for such a meeting. If the Investors do not advise Real of the identity of an Investor Nominee prior to such deadline, then the Investors will be deemed to have nominated its incumbent nominee unless the Investors notify Real in writing that it does not wish to nominate an Investor Nominee for such election.

(4) In the event that an Investor Nominee is not duly appointed or elected to the Board of Directors or shall cease to serve as a director of Real, whether due to such Investor Nominee’s death, disability, resignation or removal (including failure to be elected by Real’s shareholders or being required to resign), Real shall cause the Board of Directors to promptly appoint an Investor Nominee designated by the Investors to fill the vacancy created by such death, disability, resignation or removal, or, where the first Investor Nominee was not duly elected, to promptly increase the size of the Board of Directors and fill the vacancy thereby with an Investor Nominee, provided that the Investors remain eligible to designate an Investor Nominee in accordance with Section 2.1(1) and that the replacement Investor Nominee meets the qualification requirements to serve as a director under the Act and the rules of the Applicable Stock Exchange.

(5) Without limitation of Section 2.1(7), the Investor Nominee shall be reimbursed for all reasonable out-of-pocket expenses incurred while and in connection with such Investor Nominee’s services as a member of Board of Directors, and, except to the extent the Investors may otherwise notify Real, the Investor Nominee shall be entitled to compensation consistent with the compensation received by other non-employee members of the Board of Directors, including any director fees and equity awards provided, that (x) to the extent any director compensation is payable in the form of equity awards at the election of the Investor Nominee, in lieu of any equity award, such compensation shall be paid in an amount of cash equal to the value of the equity award as of the date of the award, with any such cash subject to the same vesting terms, if any, as the equity awarded to other directors and (y) at the election of the Investor Nominee, any director compensation (whether cash, equity awards and/or cash in lieu of equity as may be designated by the Investor Nominee) shall be paid to the Investors or any Affiliate thereof specified by the Investors rather than to the Investor Nominee. If Real adopts a policy that directors are required to own a minimum amount of equity in Real in order to qualify as a director of Real, then the securities of Real that are held by the Investors and their Affiliates will be deemed to be held by the Investor Nominee for purposes of such policy.

(6) It is acknowledged by the Investors that the Investor Nominee will be required to comply with all of Real’s policies, procedures, processes, codes, rules, standards and guidelines of Real that are provided to the Investor Nominee in writing and that are generally applicable to all members of the Board of Directors from time to time, including Real’s confidentiality policies and procedures, code of business conduct and ethics, insider trading policies and corporate governance guidelines.

(7) The Investor Nominee shall be entitled to the same rights and privileges and shall be subject to the same obligations applicable to all other members of the Board of Directors generally or to which all such members of the Board of Directors are entitled or subject; provided, however, that such Investor Nominee shall not be entitled to participate in or observe, and shall upon the good faith request of the Board of Directors or any such committee recuse himself or herself from, any meeting or portion thereof at which the Board of Directors or any such committee is evaluating and/or taking action with respect to Real’s rights or enforcement of any of the obligations of the Investors under this Agreement or any transactions involving the Investor and/or any of its Affiliates. In furtherance of the foregoing, Real shall enter into an indemnification agreement with the Investor Nominee in a form substantially similar to Real’s form of director indemnification agreement and provide the Investor Nominee with director and officer insurance to the same extent it indemnifies and provides insurance for the other members of the Board of Directors pursuant to the constating documents of Real, applicable Laws or otherwise. Real shall maintain in effect any such director and officer insurance in accordance with past practice and comparable with peer companies in the same industry. Real acknowledges and agrees that it shall be the indemnitor of first resort with respect to any indemnification, advancement of expenses and/or insurance provided for in Real’s constating documents and/or any indemnification agreement entered into between Real and the Investor Nominee, as applicable (such that Real’s obligations to such indemnitee are primary).

(8) So long as the Investors are entitled to designate an Investor Nominee, the prior written consent of the Investors shall be required to adopt any additional qualifications of a director to be imposed upon an Investor Nominee, other than those required by the Act, applicable Law, Real’s constating documents and Applicable Stock Exchange rules as in effect on the date hereof or those generally applicable to all directors.

(9) To the maximum extent permitted by Law, Real renounces any interest or expectancy in, or any right to be offered an opportunity to participate in, business opportunities or classes or categories of business opportunities that are developed by or presented to (a) the Investors, (b) any of their respective Affiliates (including their respective investors and equityholders, and any associated Persons or investment funds or any of their respective portfolio companies or investments), (c) any of their respective officers, managers, directors, agents, shareholders, members and partners, including any such Person acting as Investor Nominee at the request of such Investor (the “Business Opportunities Exempt Party”), even if the opportunity is one that Real or any of its Subsidiaries might reasonably be deemed to have pursued or had the ability or desire to pursue if granted the opportunity to do so, and the Business Opportunities Exempt Party shall not have any duty to communicate or offer such business opportunity to Real or any of Real’s Affiliates.

(10) Subject to applicable legal requirements, including the financial expertise and independence requirements of National Instrument 52-110 – Audit Committees and stock exchange rules, for as long as the Investor Nominee serves on the Board of Directors, the Investor Nominee shall be a member of all standing and ad hoc committees of the Board of Directors, unless otherwise notified in writing by the Investors, other than any committee formed for the purposes of considering any transaction with the Investors or their Affiliates.

Section 2.2 Expiry of Board Nomination

The rights granted to the Investors and the obligations of Real under this Article 2 shall terminate and be of no further force or effect on the first day following the date on which the Beneficial Ownership Requirement is no longer satisfied (the “Termination Date”). Any Investor Nominee that was duly appointed or elected to the Board of Directors at a meeting of shareholders of Real and that is an incumbent member of the Board of Directors as of the Termination Date shall continue to serve on the Board of Directors after the Termination Date unless and until Real requests in writing that such director tender his or her resignation from the Board.

ARTICLE 3

PARTICIPATION RIGHT

Section 3.1 Participation Right

(1) Subject to Section 3.2, Real agrees that if Real proposes to issue any Common Shares or Convertible Securities, other than pursuant to an Exempt Issuance (any such issuance, a “Subsequent Offering”), then Real shall provide a written notice (the “Subsequent Offering Notice”) to the Investor Members promptly but not later than the 10th Business Day prior to the planned date of commencement of such offering, issuance or sale; provided that if such proposed Subsequent Offering is to be effected as a “bought deal”, Real shall promptly upon the initial communication relating to a proposed “bought deal” with a prospective underwriter notify the Investor Members of the substance of such communication and shall update the Investor Members on all material developments with respect thereto. A Subsequent Offering Notice shall set out: (i) the number of Common Shares or Convertible Securities proposed to be issued; (ii) the material terms and conditions of any Convertible Securities proposed to be issued and any other material terms and conditions of such Subsequent Offering (including the expiration date, if applicable, and in the case of a Registration and to the extent possible, a copy of the related draft Prospectus or registration statement (or such other documents that are required under U.S. Securities Laws), as applicable); (iii) the subscription price per Common Share or Convertible Security proposed to be issued by Real under such Subsequent Offering, as applicable (and, in the case of a Subsequent Offering for consideration in whole or in part other than cash, the fair market value thereof as reasonably determined by the Board), and (iv) the proposed closing date for the issuance of Common Shares or Convertible Securities to the Investor Members, assuming exercise of the Participation Right by the Investor Members, which closing date shall be at least 10 Business Days following the date of such notice, or such other date as Real and the Investor Members may agree.

(2) Subject to Section 3.1(3) and Section 3.2 and the receipt of all required regulatory approvals and compliance with applicable Laws, Real agrees that each Investor Member has the right (the “Participation Right”), upon receipt of a Subsequent Offering Notice, to subscribe for and to be issued, on the same terms and conditions (but in any event at the same price per security in such Subsequent Offering, net of any applicable underwriter discounts) of such Subsequent Offering:

(a) in the case of a Subsequent Offering of Common Shares, such number of Common Shares that will allow such Investor Member to maintain the As- Exchanged Ownership of such Investor Member immediately prior to completion of the Subsequent Offering; and

(b) in the case of a Subsequent Offering of Convertible Securities, such number of Convertible Securities that will (assuming conversion or exchange of all of the Convertible Securities issued in connection with the Subsequent Offering and the Convertible Securities issuable pursuant to this Section 3.1) allow such Investor Member to maintain the As-Exchanged Ownership of such Investor Member immediately prior to the completion of the Subsequent Offering.

in each case, for greater certainty, after giving effect to any Common Shares or Convertible Securities acquired by such Investor Member as part of the Subsequent Offering, other than pursuant to the exercise of the Participation Right.

(3) Subject to Section 3.2, if an Investor Member wishes to exercise the Participation Right in respect of a particular Subsequent Offering, such Investor Member shall give written notice to Real (the “Exercise Notice”) of the exercise of such right and of the number of Common Shares or Convertible Securities, as applicable, that such Investor Member wishes to purchase (subject to the limits prescribed by Section 3.1(2)), within five Business Days (or, in the case of a Subsequent Offering that is a public offering in a “bought deal”, three Business Days) after the date of receipt of the Subsequent Offering Notice (the “Exercise Notice Period”), provided that if an Investor Member does not so provide such Exercise Notice prior to the expiration of the Exercise Notice Period, such Investor Member will not be entitled to exercise the Participation Right in respect of such Subsequent Offering. Each Exercise Notice delivered by the Investors shall set forth the aggregate number of each class of securities of Real beneficially owned or controlled by the applicable Investor Member as of the date of such Exercise Notice.

(4) If Real receives a valid Exercise Notice from an Investor Member within the Exercise Notice Period, then Real shall issue to such Investor Member against payment of the subscription price payable in respect thereof set forth in the Subsequent Offering Notice, that number of Common Shares or Convertible Securities, as applicable, set forth in the Exercise Notice, subject to the receipt of all required regulatory and other approvals on terms and conditions satisfactory to Real, acting reasonably, which approvals Real shall use commercially reasonable efforts to obtain (other than any shareholder approvals which Real shall not under any circumstances be required or obliged to obtain unless shareholder approval is otherwise required in connection with the Subsequent Offering, such that no Investor Member, acting individually or in the aggregate, shall be entitled to exercise its Participation Right if such exercise would, in and of itself, cause Real to have to seek shareholder approval for such Subsequent Offering), and subject to compliance with applicable Laws and to the limits prescribed by Section 3.1(2). Each Investor Member acknowledges and agrees that such Common Shares or Convertible Securities may be subject to restrictions on transfer pursuant to applicable Securities Laws. Accordingly, each Investor Member acknowledges and agrees that prior to the expiry of any applicable holding period under applicable Securities Laws, the certificates (if any) representing such Common Shares or Convertible Securities will bear such legend or legends as may, in the reasonable opinion of counsel to Real, be necessary in order to avoid a violation of any Securities Laws or to comply with the requirements of the Applicable Stock Exchange, provided that if, at any time, in the reasonable opinion of counsel to Real, such legends are no longer necessary in order to avoid a violation of any such Laws, or the holder of any such legended certificate, at Real’s expense, provides Real with evidence reasonably satisfactory in form and substance to Real (which may include an opinion of counsel satisfactory to Real) to the effect that such holder is entitled to sell or otherwise transfer such Common Shares or Convertible Securities in a transaction in which such legends are not required, such legended certificate may thereafter be surrendered to Real in exchange for a certificate which does not bear such legend.

(5) The closing of the exercise of the Participation Right of each Investor Member will take place on the closing date set out in the Subsequent Offering Notice, which shall be, to the extent practicable, concurrent with the related issuance pursuant to the Subsequent Offering and, if not practicable, as soon as practicable thereafter. If the closing of the exercise of the Participation Right has not been completed by the 90th day following receipt of the Subsequent Offering Notice (or such earlier or later date as the parties may agree), provided that Real has used its commercially reasonable efforts to obtain all required regulatory and other approvals (other than any shareholder approvals which Real shall not under any circumstances be required or obliged to obtain unless shareholder approval is otherwise required in connection with the Subsequent Offering), then each Investor Member may choose to withdraw its Exercise Notice, in which case Real will have no obligation to issue any Common Shares or Convertible Securities, as applicable, to such Investor Member pursuant to such exercise of the Participation Right. If an Investor Member does not timely elect to exercise its Participation Right in full, then Real shall be free for a period of 90 days following the expiration of the Exercise Notice Period to sell the Common Shares or Convertible Securities that are the subject of the Subsequent Offering Notice on terms and conditions no more favorable to the purchasers thereof (but in any event with a price no less than those offered to the Investors in the Subsequent Offering Notice); provided that any Common Shares or Convertible Securities offered or sold by Real after such 90-day period, or any Common Shares or Convertible Securities offered or sold by Real during such 90-day period on terms and conditions more favorable to the purchasers thereof (or in any event with a price less) than those offered to the Investor Members in the Subsequent Offering Notice, must, in either case, be reoffered to the Investor Members pursuant to this Section 3.1 as though it were a new Subsequent Offering.

(6) If Real is paying the costs and expenses incurred by purchasers of Common Shares or Convertible Securities (other than pursuant to this Section 3.1(6)) in connection with any Subsequent Offering, Real shall also pay a proportionate amount of the costs and expenses incurred by the Investor Members in connection with such Subsequent Offering, on substantially similar terms.

(7) The election by an Investor Member not to exercise its Participation Right under this Section 3.1 in any one instance shall not affect its right as to any subsequent proposed issuance.

(8) In the case of an issuance subject to this Section 3.1 for consideration in whole or in part other than cash, including securities acquired in exchange therefor (other than securities by their terms so exchangeable), the consideration other than cash shall be deemed to be the fair market value thereof as reasonably determined in good faith by the Board of Directors.

Section 3.2 Expiry of Participation Right

The Participation Right and the obligations of Real under this Article 3 shall terminate and be of no further force or effect on the Termination Date.

Section 3.3 Required Filings Canadian Securities Acts

Real shall promptly make any filings or issue any reports, within the time frame and form required under the Canadian Securities Acts, where securities are issued to the Investor Members pursuant to the Participation Right if such issuance is (i) not qualified by a prospectus and (ii) an Investor Member is, at the time of that issuance, outside Canada.

ARTICLE 4

ADDITIONAL COVENANTS OF THE PARTIES

Section 4.1 Protective Provisions

From and after the issuance of the Purchased Securities and for so long as the Investors or their Affiliates meet the Beneficial Ownership Requirement, Real shall not, and shall cause its Subsidiaries (including the Issuer) to not, without the prior written consent of the Investors, which consent may be withheld in their sole discretion:

(a) amend, modify, restate or waive any provision in its constating documents in a manner that alters, or that adversely affects, the rights, preferences, privileges or powers of the Preferred Units (including as to impair the rights of the holders of Preferred Units pursuant to the Exchange Agreement or the Guarantee Agreement or to create a class of equity securities that are pari passu or senior to the Preferred Units);

(b) in respect of Real or any of its Subsidiaries (other than the Issuer), issue, authorize or create, or increase the issued or authorized amount of, (by reclassification or otherwise) any (i) class or series of equity securities ranking pari passu or senior to any other equity securities of such entity as to distribution rights or rights upon the Liquidation of such entity, or (ii) any equity or debt security that is convertible into, exercisable for, exchangeable for or representing the right to purchase any class or series of equity securities ranking pari passu or senior to any other equity securities of such entity as to distribution rights or rights upon the Liquidation of such entity, in either case where any payment obligation of Real or any of its Subsidiaries (including in respect of dividends, redemptions or other distributions) are not (directly or indirectly) subordinated (either structurally, by contract or otherwise) to the obligations of Real in respect of the Preferred Units under the Guarantee Agreement;

(c) in respect of the Issuer, issue, authorize or create, or increase the issued or authorized amount of, (by reclassification or otherwise) any (i) class or series of equity securities ranking pari passu or senior to the Preferred Units as to distribution rights or rights upon the Liquidation of the Issuer, or (ii) any debt or equity security that is convertible into, exercisable for, exchangeable for or representing the right to purchase any specific class or series of equity securities ranking pari passu or senior to the Preferred Units as to distribution rights or rights upon the Liquidation of the Issuer;

(d) (i) increase the number of issued or authorized Preferred Units or any reissuance thereof (whether by reclassification of other equity interests into Preferred Units, or otherwise), (ii) issue any Preferred Units or (iii) issue any equity or debt security that is convertible into, exchangeable for or representing the right to purchase any Preferred Units;

(e) exchange, reclassify or cancel the Preferred Units or any other class or series of Real securities, other than as provided in the LLC Agreement;

(f) unless all Accrued Distributions on all outstanding Preferred Units have been declared and paid in cash, or have been or contemporaneously are declared and a sum sufficient for the payment of those Accrued Distributions has been or is set aside for the benefit of the holders of Preferred Units, (i) declare or pay any dividend in respect of any class or series of equity securities ranking pari passu or junior to the Common Shares as to dividend rights or rights upon the Liquidation of Real or (ii) redeem, repurchase, acquire (either directly or through any Subsidiary) or make a liquidation payment relating to (or pay any moneys for a sinking fund for redemption of), any class or series of equity securities ranking pari passu or junior to the Common Shares as to dividend rights or rights upon the Liquidation of Real;

(g) redeem, repurchase or otherwise acquire or offer to redeem, repurchase or otherwise acquire any outstanding securities of Real or the Issuer at a price per security that is above the market price of such securities (provided that nothing in this Agreement shall prohibit Real from conducting a normal course issuer bid for its Common Shares in accordance with applicable Securities Laws);

(h) take any action that is prohibited to be taken by Real or any of its Subsidiaries pursuant to the LLC Agreement as if they were parties thereto;

(i) spend more than an aggregate of $100,000 in any given calendar year repurchasing Common Shares or any equity securities convertible into, exercisable for or exchangeable for any Common Shares;

(j) take any action that would result in the Issuer ceasing to be a wholly-owned Subsidiary of Real (other than in respect of the Preferred Units);

(k) effect any voluntary deregistration or voluntary delisting of Common Shares from any Applicable Stock Exchange (other than in connection with a listing on another Applicable Stock Exchange);

(l) adopt any shareholder rights agreement, “poison pill” or similar anti-takeover agreement or plan that is applicable to the Investors unless Real has excluded the Investors and their Affiliates from the definition of “acquiring person” (or such similar term) as such term is defined in such anti-takeover agreement to the extent of the Investors’ and their Affiliates’ beneficial ownership of Preferred Units and Common Shares owned as of the date any such agreement or plan is adopted by Real (including on an as-exchanged and/or as-exercised basis in respect of the Preferred Units and the Warrants, respectively) or that otherwise has, or would reasonably be expected to have, a material adverse effect on the holders of Preferred Units;

(m) enter into any contract, agreement, commitment or transaction that would, by its terms, prohibit or restrict the ability of Real or the Issuer, as applicable, to perform any of their respective obligations with respect to the Preferred Units or the Warrants in any material respect;

(n) adopt or consummate any voluntary plan or proposal for the Liquidation of Real or the Issuer;

(o) file a petition in bankruptcy under any provisions of Law, or consent to the filing of any bankruptcy petition under any Law, in each case with respect to Real or any of its Subsidiaries;

(p) make any non-cash dividend or other non-cash distribution to holders of Common Shares;

(q) enter into or authorize any material transaction between Real or any of its Subsidiaries, on the one hand, and any “related party” (as such term is defined under MI 61-101) of Real (excluding Real’s Subsidiaries), on the other hand where (i) Real is relying on the exemption from minority approval requirement in section 5.7(1)(a) of MI 61-101 to enter into such transaction, (ii) the fair market value of such transaction is equal to or greater than 10% of Real’s market capitalization on the Business Day immediately prior to the announcement of such transaction and (iii) Real has not otherwise obtained minority approval for such transaction in accordance with section 5.6 of MI 61-101; or

(r) agree to take any of the foregoing actions.

Section 4.2 Standstill

(1) During the Standstill Period, the Investors covenant and agree with Real that without the prior written consent of Real (A) the Investors shall not, and (B) the Investors shall not cause or permit any of their controlled Affiliates to, directly or indirectly, alone or acting jointly or in concert with any other Person to:

(a) other than as part of an Exempt Issuance, acquire or agree to acquire or make any proposal or offer to acquire any Common Shares (or any securities convertible, exercisable or exchangeable into Common Shares) in an amount that brings the aggregate beneficial ownership, direction or control of the Investors, together with other Persons acting jointly or in concert with the Investors, over 19.99% of the issued and outstanding Common Shares; for certainty, beneficial ownership shall be calculated in accordance with applicable Securities Laws;

(b) commence a take-over bid for any securities of Real or its Subsidiaries;

(c) effect, seek, offer or propose any take-over bid, amalgamation, merger, arrangement, business combination, re-organization, restructuring, liquidation by or with respect to Real or any of its Subsidiaries, or disposition of a material portion of the consolidated assets of Real and its Subsidiaries, taken as a whole (“Extraordinary Transaction”);

(d) request requisition or call a special meeting of shareholders of Real;

(e) propose a shareholder proposal (under the applicable provisions of the Act) with respect to Real;

(f) seek to obtain representation on the Board of Directors other than pursuant to Article 2;

(g) engage in short sales of any of Real’s or its Subsidiaries’ securities;

(h) solicit proxies from the security holders of Real, or form, join or act jointly or in concert to so solicit, in relation to a proposed Change of Control Transaction or any of the matters referred to in Section 4.2(2); provided, however, that this clause (h) shall not restrict the Investors or their Affiliates from: (A) discussing the business of, or any transaction involving, Real or its Subsidiaries, or any matter proposed by Real to be voted on by its voting shareholders, with any other holder of the securities of Real or its Subsidiaries; or (B) taking any other action approved by a majority of the directors of Real;

(i) enter into or offer to enter into or otherwise agree to be bound by a lockup, voting, support or other similar agreement with respect to any Common Shares (or any Preferred Units or any other right or option to acquire Common Shares (pursuant to the terms of a convertible, exchangeable or exercisable security or otherwise)) beneficially owned by the Investors or any Affiliate thereof, or over which the Investors or any Affiliate thereof exercise control or direction, in connection with any proposed Change of Control Transaction unless such Change of Control Transaction is an Approved Change of Control Transaction; or

(j) knowingly advise, assist or encourage any other Person to engage in any of the activities from which the Investors are restricted under this Section 4.2(1).

(2) During the Standstill Period, the Investors shall in respect of any meeting of the shareholders of Real held during that period:

(a) not vote against any Management Nominee nominated by the Board of Directors;

(b) not vote in favour of any shareholder nomination for directors that is not approved by the Board of Directors; and

(c) not vote in favour of any proposal or resolution to remove any member of the Board of Directors.

For certainty, for the purposes of this Section 4.2(2), “vote against” includes submission by the Investors of a proxy or other voting instruction form pursuant to which the Investors specifically direct that their votes be withheld on a matter or otherwise casts a “withhold” vote on a matter but does not include the Investors abstaining from casting a vote on a matter altogether.

(3) Notwithstanding anything to the contrary in Sections 4.2(1) and 4.2(2), the Investors will be entitled to vote any Common Shares in their discretion with respect to (i) any Approved Change of Control Transaction; or (ii) any Change of Control Transaction proposed by a Person other than the Investors or any Person acting jointly or in concert with the Investors. For greater certainty, nothing in Sections 4.2(1) and 4.2(2) shall prohibit the Investors or their Affiliates from (1) making one or more confidential proposals to the Board of Directors relating to an Extraordinary Transaction or other transaction, provided the Board of Directors shall be under no obligation to accept any such proposal, (2) exercising their ability to vote (subject to Section 4.2(2) above), Transfer (subject to Section 4.3), exchange or otherwise exercise rights under their Common Shares, Warrants or Preferred Units, (3) the ability of any Investor Nominee to act in his or her capacity as a member of the Board of Directors including his or her ability to vote or otherwise exercise his or her fiduciary duties, or any non-public, internal actions taken by the Investors or any of their Affiliates or Representatives to prepare any Investor Nominee to act in such capacity, (4) participating in rights offerings made by Real to all holders of its Common Shares, (5) receiving any dividends or similar distributions with respect to any securities of Real or any of its Subsidiaries held by the Investors, (6) tendering Common Shares, Warrants or Preferred Units into any take-over bid or issuer bid, (7) effecting an adjustment to the Exchange Price pursuant to the LLC Agreement and/or the Warrant Certificate, or (8) otherwise exercising rights under the Common Shares, Warrants or Preferred Units that are not the subject of this Section 4.2.

Section 4.3 Transfer Restrictions

(1) During the Restricted Period, the Investors will not Transfer any Preferred Units or enter into any transaction that transfers, in whole or in part, directly or indirectly, the economic consequences of ownership of any of their Preferred Units, provided that the foregoing restrictions shall not apply (assuming compliance with applicable Securities Laws):

(a) in respect of a Transfer of Preferred Units between the Investors and their Affiliates or a Transfer of Preferred Units among Affiliates of the Investors, provided that the Investors shall be responsible for any breach of this Agreement by their Affiliates;

(b) in respect of any Transfer of Preferred Units in connection with a Change of Control Transaction, take-over bid, issuer bid, amalgamation, merger, business combination, arrangement or other statutory procedure involving Real or the Issuer;

(c) in respect of any Transfer of Preferred Units to Real or any of its Subsidiaries, whether as a result of an exchange pursuant to the LLC Agreement, Exchange Agreement, or otherwise;

(d) in connection with a Transfer of Preferred Units or entry into any transaction that transfers, in whole or in part, directly or indirectly, the economic consequences of ownership of any of their Preferred Units to a Permitted Transferee;

(e) in connection with any other Transfer approved by a majority of the directors of the Board; or

(f) in connection with a pledge of the Preferred Units to secure the obligations of the Investors or their Affiliates under a bona fide margin loan or any Transfers by the applicable lender upon the exercise of any related foreclosure right or remedy.

(2) Following the expiration of the Restricted Period, the Investors and their Affiliates shall not be restricted from transferring any of the Preferred Units owned by the Investors or their Affiliates subject to compliance with applicable Securities Laws and the rules of an Applicable Stock Exchange.

Section 4.4 Ownership Certificate

The Investors agree to deliver to Real a written certificate signed by an officer of the Investors (the “Ownership Certificate”), certifying as to the number of Common Shares and the number of Preferred Units beneficially owned or controlled by the Investors and their Affiliates and any other Persons acting jointly or in concert with the Investors, as at the date of such certificate, such Ownership Certificate to be delivered to Real as reasonably requested from time to time (which shall occur no more frequently than once per fiscal quarter), together with any supporting documentation reasonably requested by Real.

Section 4.5 Confidentiality

(1) Each Investor Member will, and will direct its Representatives to, keep confidential and will treat confidentially all Confidential Information. Each Investor Member agrees that it will, and will cause its Representatives to, not disclose any Confidential Information nor use any Confidential Information other than for the purposes of monitoring, administering, managing, fundraising, marketing or reporting such Investor Member’s investment in Real and/or the Issuer; provided that an Investor Member and its Representatives may disclose the Confidential Information to (i) its Representatives (including any Investor Nominee, and in the case of any prospective limited partner of the Investors or their Affiliates, provided that such partner is bound by the confidentiality restrictions of a similar nature as those set forth in this Section 4.5), or (ii) as Real may otherwise consent in writing; and provided, further, that this provision will not prevent the Investors and their Affiliates from taking any action contemplated by Section 4.2 following the expiry of the Standstill Period.

(2) As a condition to the furnishing of Confidential Information to a Representative of an Investor Member, such Investor Member shall advise such Representative of the confidential nature of and restriction on use of the information disclosed. Such Investor Member agrees that it will be fully responsible for any breach of the confidentiality and restricted use provisions of this Agreement applicable to Representatives by its Representatives unless such Representative has obligations of confidentiality directly to Real or its Subsidiaries. In addition, each Investor Member will take reasonable steps, including the obtaining of suitable undertakings, to ensure that Confidential Information is not disclosed to any other Person or used in a manner contrary to this Agreement, and, to the extent reasonably practicable, promptly notify Real of any unauthorized disclosure of Confidential Information or breach of this Agreement known to the Investor Member.

(3) Each Investor Member hereby acknowledges that Securities Laws and Real’s Stock Trading Policy impose restrictions on its ability to purchase, sell, trade or otherwise Transfer securities of Real until such time as material, non-public information received by such Investor Member becomes publicly available or is no longer material, and each Investor Member further hereby agrees to comply with all such restrictions and to inform those of its Representatives provided with any Confidential Information of such restrictions. Each Investor Member hereby acknowledges that any material, non-public information being received by the Investor Member is intended to be received in the “necessary course of business” in accordance with the interpretive guidance set out in NP 51-201.

(4) The term Confidential Information shall exclude any information that: (i) was generally available to the public prior to the date hereof; (ii) becomes generally available to the public (through no violation hereof by an Investor Member or its Representatives); (iii) was within an Investor Member’s or its Representatives’ possession prior to it being furnished to an Investor Member or its Representatives by or on behalf of Real, provided that such information is not, to such Investor Member’s knowledge, subject to any contractual, legal or fiduciary obligations of confidentiality to Real that would prevent its use or disclosure; (iv) is obtained by an Investor Member or its Representatives from a third party who, to such Investor Member’s knowledge, at the time of disclosure, is not prohibited by an obligation to Real from disclosing such information on a non-confidential basis to such Investor Member or its Representatives; (v) was independently developed by such Investor Member or its Representatives, or on such Investor Member’s behalf, without use of or reference to the Confidential Information; or (vi) is expressly permitted in writing by Real to be disclosed to third parties on a non- confidential basis.

(5) Nothing in this Section 4.5 is to be construed as granting any Investor Member any title, ownership, license or other right of interest with respect to the Confidential Information. Real retains all right, title and interest in and to the Confidential Information.

(6) If an Investor Member or any of its Representatives is requested or required to disclose any Confidential Information in connection with any legal or administrative proceeding or investigation (including pursuant to the terms of a subpoena or order issued by a court of competent jurisdiction or a regulatory or self-regulatory body), or is requested or required by Law to disclose any Confidential Information, such Investor Member or such Representative, as applicable, will provide Real with prompt written notice of any such request or requirement, to the extent reasonably practicable and not prohibited by Law, so that Real has an opportunity to seek a protective Order or other appropriate remedy or waive compliance with the provisions of this Section 4.5, in each case, at Real’s sole cost and expense. If Real waives compliance with the provisions of this Section 4.5 with respect to a specific request or requirement, such Investor Member or such Representative, as applicable, shall disclose only that portion of the Confidential Information that is covered by such waiver and which is necessary to disclose in order to comply with such request or requirement. If (in the absence of a waiver by Real) Real has not secured a protective Order or other appropriate remedy, and such Investor Member or such Representative is nonetheless requested or required by Law to disclose any Confidential Information, such Investor Member or such Representative, as applicable, may, without liability hereunder, disclose only that portion of the Confidential Information that is requested or required to be disclosed.

(7) At any time following the date on which no Investor Nominee serves on the Board of Directors, upon written request by Real, the Investors shall, and shall direct their Representatives to, at the option of the Investors, promptly return to Real or promptly destroy all Confidential Information (including, electronic copies) supplied by Real to and in the possession of the Investors or their Representatives, as applicable, without retaining any copy thereof. Notwithstanding the foregoing, the Investors and their Representatives may retain Confidential Information as required to comply with applicable Laws or their respective corporate governance, internal compliance, evidentiary and/or record keeping policies, (ii) the Investors may retain Confidential Information included as part of board materials of the Investors or their Representatives, and (iii) neither the Investors nor its Representatives shall be required to purge their respective computer or electronic archives (including routine computer system backup tapes, disks or other backup storage devices).

(8) Notwithstanding the return or destruction of the Confidential Information as contemplated hereby or the termination of this Agreement, the Investors will continue to be bound by the terms of this Section 4.5 with respect thereto, including all obligations of confidentiality and restrictions on use for so long as this Agreement is in effect.

Section 4.6 Information Rights

(1) In order to facilitate (i) the Investors’ and their Affiliates’ compliance with legal and regulatory requirements applicable to the beneficial ownership by the Investors and their Affiliates of equity securities of Real, and (ii) the provision by the Investors and their Affiliates’ of financial and other strategic advice to the business and affairs of Real and its Subsidiaries and the taking of such other actions for the benefit of Real and its Subsidiaries in the “necessary course of business” in accordance with the interpretive guidance set out in NP 51-201, for so long as the Investors or their Affiliates hold any of the Purchased Securities, Real agrees promptly to provide the Investors with the following:

(a) within 120 days after the end of each fiscal year of Real, (i) an audited, consolidated balance sheet of Real and its Subsidiaries as of the end of such fiscal year and (ii) audited, consolidated statements of income, comprehensive income, cash flows and changes in shareholders’ equity of Real and its Subsidiaries for such fiscal year, all such financial statements audited and certified by independent public accountants of recognized standing; provided that this requirement shall be deemed to have been satisfied if on or prior to such date Real files its audited annual financial statements with the applicable Canadian Securities Commissions pursuant to National Instrument 51-102 – Continuous Disclosure Obligations;

(b) within 45 days after the end of each of the first three quarters of each fiscal year of Real, (i) an unaudited, consolidated balance sheet of Real and its Subsidiaries as of the end of such fiscal quarter and (ii) consolidated statements of income, comprehensive income and cash flows of Real and its Subsidiaries for such fiscal quarter, all prepared in accordance with IFRS; provided that this requirement shall be deemed to have been satisfied if on or prior to such date Real files its interim financial report with the applicable Canadian Securities Commissions pursuant to National Instrument 51-102 – Continuous Disclosure Obligations; and

(c) (i) access to and consultation with appropriate officers, directors and management personnel of Real and its Subsidiaries at such times as reasonably requested by the Investors, in such manner as not to interfere unreasonably with the conduct of business of Real and its Subsidiaries, for consultation with the Investors with respect to matters relating to the business and affairs of the Issuer, and (ii) in connection with same, Real will furnish Investors with copies of any business plans, monthly financial reports, quarterly management reports, formal presentations to the Board, material documents provided to lenders of Real and such other financial and operating data and other information pertaining to Real; provided that in the case of (ii), such reports and information shall only be provided to the Investors to the extent they have been prepared by Real and made available to the Board and the lenders of Real, as applicable.

(2) Promptly after the determination of Real’s annual budget for each calendar year, Real shall promptly notify the Investors in writing of the aggregate annual budgeted recurring capital expenditure of Real and its Subsidiaries.

(3) Notwithstanding the foregoing, Real shall not be obligated to provide such access or materials set forth in this Section 4.6 if Real, acting in good faith, determines, in its reasonable judgment based on the advice of outside counsel of international standing, that doing so would (x) materially violate applicable securities Laws, (y) jeopardize the protection of an attorney-client privilege or attorney work product protection that could reasonably relate to the information or documents in question, or (z) expose Real to liability for disclosure of personal information; provided that, in the case of each of clauses (x) through (z), Real shall immediately disclose as much information as possible, and provide the Investors with redacted, substitute or aggregated and/or anonymized documents or information in the most permissive manner that would not result in, as applicable, Real violating the applicable Law in question, losing the ability to assert attorney-client privilege or attorney work product protection or exposing Real to the aforementioned liability.

(4) Each party hereto acknowledges and agrees that the Investor Nominee may share any information concerning Real and its Subsidiaries received by him or her from or on behalf of Real or its designated representatives with the Investors and their Representatives (other than any Persons that are Representatives solely by virtue of being actual or potential sources of debt or equity financing) (subject to the obligation of the Investors and their Representatives to maintain the confidentiality of Confidential Information in accordance with Section 4.5).

(5) Real and the Issuer shall, as the Investors may reasonably request from time to time, provide to the Investors, pursuant to a management rights letter, such management rights as may be necessary for the Investors’ investment in Real and the Issuer to continue to qualify as a “venture capital investment” for purposes of 29 C.F.R. § 2510.3-101.

Section 4.7 Additional Covenants

(1) During the term of this Agreement, Real shall use commercially reasonable efforts to maintain its status as a reporting issuer in the Reporting Jurisdictions and maintain the listing of the Common Shares (including, for greater certainty, Common Shares issuable upon exchange of the Preferred Units and exercise of the Warrants in accordance with their terms) for trading on the Applicable Stock Exchange and shall file, within the required deadlines, the documents prescribed by applicable Securities Laws and the rules of the Applicable Stock Exchange.

Section 4.8 Tax Information

(1) PFIC Status. Real must promptly (i) determine after the close of each taxable year whether it was a “passive foreign investment company” (a “PFIC”) as defined in Section 1297 of the Code during such year, and (ii) provide the Investor Members with information substantiating its determination, in each case no later than 60 days after the close of such taxable year. If Real or the Investor Members determine that Real is a PFIC, Real will provide the Investor Members with the information necessary to permit the limited partners of the Investor Members to complete their tax returns as well as United States Internal Revenue Service Form 8621, including information necessary to make and maintain a “qualified electing fund” election within the meaning of Section 1295 of the Code, within 90 days of the close of the taxable year. Certain Transactions.

(2) CFC Status. Real must promptly (i) determine after the close of each year whether it was a “controlled foreign corporation” (a “CFC”) as defined in Section 957 of the Code during such year, and (ii) provide the Investor Members with information substantiating its determination, in each case no later than 60 days after the close of such taxable year. If Real or the Investor Members determine that Real is a CFC, Real will provide the Investor Members with the information necessary to permit the Investor Members and the limited partners of the Investor Members to complete their tax returns within 90 days of the close of the taxable year.

(3) Other Tax Matters. Real shall provide to the Investor Members any information reasonably requested and shall provide all reasonable assistance to any Investor Member as may be reasonably necessary to complete or make any tax filings or applications or to make any elections that such Investor Member must make to obtain any available exemptions from or refunds of withholding or any similar taxes on or before March 15th of the calendar year succeeding the relevant taxable year. Real shall provide, at the request of the Investor Members any information in their possession that is reasonably requested for U.S. federal, state, local or foreign tax purposes.

(4) Tax Treatment: Real agrees that for all U.S. federal, state and local tax purposes, it shall treat the Investor Members as owners of stock in Real.

Section 4.9 Certain Transactions.

(1) In the event of any stock split, reverse stock split, stock dividend or distribution, subdivision, or any change in the Common Shares, the Preferred Units or the Warrants by reason of any recapitalization, combination, reclassification, exchange of shares, merger, consolidation, partial or complete liquidation, share dividend, split-up, sale of assets, distribution to equityholders or similar transactions or change in Real’s or the Issuer’s capital structure, (a) the terms “Common Shares”, “Preferred Units” and “Warrants” used herein shall, as applicable, be deemed to refer to and include all such dividends and distributions and any other securities into which or for which any or all of such securities may be changed or exchanged or which are received in such transaction and (b) Real and the Issuer agree that appropriate adjustments shall be made to this Agreement to ensure that the Investor Members have, immediately after consummation of such transaction, substantially the same rights with respect to Real, the Issuer or another issuer of securities, as applicable, as they have immediately prior to the consummation of such transaction under this Agreement.

(2) Without limiting any rights set forth in Section 4.1, if at any time Real proposes to change its jurisdiction of organization or primary stock exchange on which the Common Shares are listed, (i) Real shall work in good faith with the Investor Members, and use its commercially reasonable efforts, to minimize any adverse tax, regulatory, legal or accounting impacts of such transaction on the Investor Members and their Affiliates and (ii) the parties hereto agree that, subject to applicable Securities Laws and the rules and regulations of the new stock exchange, appropriate adjustments shall be made to this Agreement to ensure that the Investor Members have, immediately after the consummation of such transaction, substantially the same rights with respect to Real as they have immediately prior to the consummation of such transaction, including such changes as are reasonably necessary or advisable to reflect (A) differences, if any, between the Laws of the new jurisdiction of formation of Real and other Laws (including Securities Laws) applicable to Real and the Common Shares, as compared to those applicable to Real as of the date hereof and (B) differences in the rules of the new stock exchange as compared to those of the TSX Venture Exchange as of the date hereof.

ARTICLE 5

MISCELLANEOUS

Section 5.1 Notices

(1) Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered in Person, transmitted by e-mail or similar means of recorded electronic communication or sent by registered mail, charges prepaid, addressed as follows:

(a) in the case of the Investors: c/o Insight Partners

1114 Avenue of the Americas, 36th Fl.

New York, NY 10036

Attention:	Andrew Prodromos
Email:	[redacted]

with a copy (which shall not constitute notice) to:

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019-6099

Attention:	Robert A. Rizzo
E-mail:	[redacted]

and with a copy (which shall not constitute notice) to:

Stikeman Elliott LLP

5300 Commerce Court West

199 Bay Street

Toronto, Ontario M5L 1B9

Attention: Jonah Mann

E-mail: [redacted]

(b) in the case of Real or the Issuer:

The Real Brokerage Inc. 133 Richmond Street West Suite 302

Toronto, Ontario M5H 2L3

Attention:	Tamir Poleg, Chief Executive Officer
E-mail:	[redacted]

with a copy (which shall not constitute notice) to:

Gowling WLG (Canada) LLP

1 First Canadian Place

100 King Street West, Suite 1600

Toronto, Ontario M5X 1G5

Attention:	Jason A. Saltzman
E-mail:	[redacted]

(2) Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted by email or personally by hand (or, if such day is not a Business Day or if delivery or transmission is made on a Business Day after 5:00 p.m. (Toronto time) at the place of receipt, then on the next following Business Day) or, if mailed by internationally recognized overnight courier, on the Business Day following the date of mailing; provided, however, that if at the time of mailing or within two Business Days thereafter there is or occurs a labour dispute or other event which might reasonably be expected to disrupt the delivery of documents by mail, any notice or other communication hereunder shall be delivered or transmitted by means of recorded electronic communication as aforesaid.

(3) Any party may at any time change its address for service from time to time by giving notice to the other parties in accordance with this Section 5.1.

Section 5.2 Amendments and Waiver

No amendment or waiver of any provision of this Agreement shall be binding on any party unless consented to in writing by such party. No waiver of any provision of this Agreement shall constitute a waiver of any other provision, nor shall any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided.

Section 5.3 Assignment; Transfer of Rights

(1) No party may assign any of its rights or benefits under this Agreement, or delegate any of its duties or obligations, except with the prior written consent of the other party which consent may be withheld in its sole discretion except as otherwise provided herein.

(2) Notwithstanding the foregoing, (i) an Investor Member may assign and transfer its rights, benefits, duties and obligations under this Agreement, in whole or in part, without the consent of Real, to any Affiliate of such Investor Member, provided that: (A) any such Affiliate shall, prior to any such assignment, agree to be bound by all of the covenants of such Investor Member contained herein and comply with the provisions of this Agreement that were applicable to the transferor Investor Member, and shall deliver to Real a duly executed undertaking to such effect in form and substance satisfactory to Real, acting reasonably; and (B) except as otherwise provided herein, where any rights of an Investor Member under this Agreement have been assigned, such rights shall only be exercised by such Investor Member and its Affiliates, acting together.

(3) For greater certainty, no assignment by the Investors or any assignee (each, an “Assignee”) of its rights hereunder shall relieve such Assignee of its obligations hereunder.

Section 5.4 Successors and Assigns

This Agreement shall enure to the benefit of and shall be binding on and enforceable by and against the parties and their respective successors or heirs, executors, administrators and other legal personal representatives, and permitted assigns.

Section 5.5 Further Assurances

Each of the parties hereto shall, from time to time hereafter and upon any reasonable request of the other, promptly do, execute, deliver or cause to be done, executed and delivered all further acts, documents and things as may be required or necessary for the purposes of giving effect to this Agreement.

Section 5.6 Right to Injunctive Relief

Each of the parties hereby acknowledges and agrees that in the event of a breach or threatened breach of any of its covenants hereunder, the harm suffered would not be compensable by monetary damages alone and, accordingly, in addition to other available legal or equitable remedies available to such party, the Investors (in respect of any breach of this Agreement by Real) and Real (in respect of any breach of this Agreement by the Investors) shall be entitled to apply for an injunction or specific performance with respect to such breach or threatened breach, without proof of actual damages (and without the requirement of posting a bond, undertaking or other security in connection with such action), and each of the parties hereby agrees not to plead sufficiency of damages as a defence in such circumstances.

Section 5.7 Counterparts

This Agreement and all documents contemplated by or delivered under or in connection with this Agreement may be executed and delivered in any number of counterparts (including by email or scanned pages), with the same effect as if all parties had signed and delivered the same document, and all counterparts shall be construed together to be an original and will constitute one and the same agreement. Electronic signatures and electronic pdf signatures (including by email or scanned pages) shall be acceptable as a means of executing such documents.

Section 5.8 Liability of Real and the Issuer

Each of Real and the Issuer agree and acknowledge that any breach of this Agreement by, or the failure to perform any obligation in accordance with the terms of this Agreement of, the Issuer shall be deemed to be a breach of this Agreement by, or failure to perform such obligation of, Real, and Real shall be fully and directly liable for any and all damages relating to, arising from or suffered in connection with such breach or failure.

Section 5.9 Non-Recourse

Notwithstanding anything to the contrary in this Agreement, (a) this Agreement may only be enforced against, and any action, dispute, claim, suit or other proceeding for breach of this Agreement may only be made against, the Persons that are expressly identified herein and/or are parties hereto, (b) none of (i) the former, current and future Affiliates, directors, officers, managers, employees, advisors, representatives, shareholders, members, managers, partners, successors and assigns of the Investor Members or any Affiliate thereof or any former, current and future Affiliate, director, officer, manager, employee, advisor, representative, shareholder, member, manager, partner, successor and assign of any of the foregoing (collectively, “Investor Related Parties”) shall have any liability for any liabilities or obligations of the parties hereto for any action, dispute, claim, suit or other proceeding (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any representations made or alleged to be made in connection herewith, (c) none of Real, the Issuer nor or their respective Affiliates shall have any rights of recovery in respect hereof against any Investor Related Party and (d) no personal liability shall attach to any Investor Related Party through the Investor Members or otherwise, whether by or through attempted piercing of the corporate veil, by or through an action, dispute, claim, suit or other proceeding (whether in tort, contract or otherwise), by the enforcement of any judgment, fine or penalty or by virtue of any statute, regulation or other applicable Law, or otherwise; provided that, for the avoidance of doubt, nothing in this Section 5.9 shall restrict or limit the rights or obligations of a Person under any other Transaction Agreement to which such Person is a party.

Section 5.10 Activities of the Investors.

Each of Real, the Issuer and the Investor Members acknowledges and agree that: (a) the Investor Members and the Investor Related Parties (collectively, the “Investor Group”), (i) have investments or other business relationships with entities engaged in other businesses (including those which may compete with the business of Real and any of its Subsidiaries or areas in which Real or any of its Subsidiaries may in the future engage in business) and in related businesses other than through Real or any of its Subsidiaries, (ii) may develop a strategic relationship with businesses that are or may be competitive with Real or any of its Subsidiaries and (iii) will not be prohibited by virtue of its investment in Real or any of its Subsidiaries, or its service on the Board of Directors or any Subsidiary’s board of directors or other governing body, from pursuing and engaging in any such activities; (b) neither Real nor any other shareholders of Real shall have any right in or to such other ventures or activities or to the income or proceeds derived therefrom;

(c) no member of the Investor Group shall be obligated to present any particular investment or business opportunity to Real or any of its Subsidiaries even if such opportunity is of a character which, if presented to Real or any of its Subsidiaries, could be undertaken by Real or any of its Subsidiaries, and each member of the Investor Group shall have the right to undertake any such opportunity for itself for its own account or on behalf of another or to recommend any such opportunity to other Persons; and (d) subject to the express terms and conditions set forth in this Agreement, each member of the Investor Group may enter into contracts and other arrangements with Real and its Affiliates from time to time on terms approved by the Board of Directors and the board of directors of such Affiliates, as applicable. To the fullest extent permitted by applicable Law, neither the Investor Members, Investor Related Parties nor any of their respective Affiliates (or partner, officer, employee, investor, or other representative of any of the foregoing Persons) shall be liable to Real or any other Person for any claim arising out of, or based upon, (i) the investment by the Investor Members, Investor Related Parties or any of their respective Affiliates (or partner, officer, employee, investor, or other representative of any of the foregoing Persons) in any entity competitive with the Company or any of its Subsidiaries, or (ii) actions taken by any partner, officer, employee or other representative of the Investor Members, the Investor Related Parties nor any of their respective Affiliates to assist any such competitive company, whether or not such action was taken as a member of the board of directors of such competitive company or otherwise, and whether or not such action has a detrimental effect on Real or its Subsidiaries.

Section 5.11 Termination.

Except to the extent specified otherwise in this Agreement, this Agreement shall terminate and be of no further force and effect with respect to a particular Investor Member upon the date on which such Investor Member no longer holds any Purchased Securities. Notwithstanding the foregoing, Article 1 and Article 5 shall survive the termination of this Agreement indefinitely.

[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, this Agreement has been executed by the parties on the date first written above.

THE REAL BROKERAGE INC.

By:      signed “Tamir Poleg”
            Name: Tamir Poleg
            Title: Chief Executive Officer

REAL PIPE, LLC

By:      signed “Michelle Ressler”
            Name:  Michelle Ressler
            Title:    Manager

[SIGNATURE PAGE TO INVESTOR RIGHTS AGREEMENT]

INVESTORS:

INSIGHT PARTNERS XI, L.P.

By:    Insight Associates XI, L.P., its general partner
By:    Insight Associates XI, Ltd., its general partner

By:   signed “Andrew Prodromos”

Name: Andrew Prodromos

Title:   Authorized Officer

INSIGHT PARTNERS (CAYMAN) XI, L.P.

By:   Insight Associates XI, L.P., its general partner
By:   Insight Associates XI, Ltd., its general partner

By:   signed “Andrew Prodromos”

Name: Andrew Prodromos

Title: Authorized Officer

INSIGHT PARTNERS XI (CO-INVESTORS), L.P.

By:   Insight Associates XI, L.P., its general partner

By:   Insight Associates XI, Ltd., its general partner

By:   signed “Andrew Prodromos”

Name: Andrew Prodromos

Title: Authorized Officer

INSIGHT PARTNERS XI (CO-INVESTORS) (B), L.P.

By:   Insight Associates XI, L.P., its general partner

By:   Insight Associates XI, Ltd., its general partner

By:   signed “Andrew Prodromos”

Name: Andrew Prodromos

Title: Authorized Officer

[SIGNATURE PAGE TO INVESTOR RIGHTS AGREEMENT]

INSIGHT PARTNERS (DELAWARE) XI, L.P.

By:    Insight Associates XI, L.P., its general partner

By:    Insight Associates XI, Ltd., its general partner

By:   signed “Andrew Prodromos”

Name: Andrew Prodromos

Title: Authorized Officer

INSIGHT PARTNERS (EU) XI, S.C.Sp.

By:   Insight Associates (EU) XI, S.a.r.l., its general partner

By:   signed “Andrew Prodromos”

Name: Andrew Prodromos

Title: Authorized Officer

[SIGNATURE PAGE TO INVESTOR RIGHTS AGREEMENT]

EXHIBIT A

Form of Investor Nominee Irrevocable Resignation

The Real Brokerage Inc.

133 Richmond Street West

Suite 302

Toronto, Ontario M5H 2L3

Attention: Tamir Poleg, Chief Executive Officer

Re: Resignation

Ladies and Gentlemen:

This irrevocable resignation is delivered pursuant to Section 2.1(1) of that certain Investor Rights Agreement dated December 2, 2020 among Insight Partners XI, L.P., a limited partnership existing under the laws of the Cayman Islands, Insight Partners (Cayman) XI, L.P., a limited partnership existing under the laws of the Cayman Islands, Insight Partners XI (Co-Investors), L.P., a limited partnership existing under the laws of the Cayman Islands, Insight Partners XI (Co- Investors) (B), L.P., a limited partnership existing under the laws of the Cayman Islands, Insight Partners (Delaware) XI, L.P., a limited partnership existing under the laws of the State of Delaware, Insight Partners (EU) XI, S.C.Sp., a special limited partnership existing under the laws of Luxembourg, The Real Brokerage Inc., a corporation existing under the laws of the Province of British Columbia, and Real PIPE, LLC, a limited liability company existing under the laws of the State of Delaware (the “Agreement”). Capitalized terms used herein but not defined shall have the meaning set forth in the Agreement.

Unless Real agrees in writing that the following does not apply, effective immediately and automatically upon, and subject to, such time as (a) I cease to satisfy any of the Nomination Conditions or (b) the Beneficial Ownership Requirement is no longer satisfied, I hereby resign effective immediately from my position as a director of Real and from any and all committees of the Board on which I serve.

Sincerely,

_________________________

Name:

EXHIBIT D

LLC AGREEMENT

Execution Version

AMENDED AND RESTATED LIMITED LIABILITY

COMPANY AGREEMENT

OF

REAL PIPE, LLC

a Delaware Limited Liability Company

Dated as of December 2, 2020

-i-

-ii-

-iii-

This AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT (this “Agreement”) of Real PIPE, LLC (the “Company”) is made and entered into on December 2, 2020 (the “Effective Date”), by and among The Real Brokerage Inc. (“Parent”) and each other Person listed as a Member on Schedule A attached hereto as of the date hereof and each Person subsequently admitted as a member of the Company in accordance with the terms hereof (collectively, the “Members”).

RECITALS

WHEREAS, on November 6, 2020, the Company was formed by filing a Certificate of Formation with the Secretary of State of the State of Delaware in accordance with the provisions of the Delaware Limited Liability Company Act (the “Act”);

WHEREAS, on November 6, 2020, the sole member of the Company entered into that certain Limited Liability Company Agreement (the “Original Agreement”);

AND WHEREAS, pursuant to that certain Securities Subscription Agreement, dated as of December 2, 2020, by and among Parent, the Company and the Investor Members (the “Purchase Agreement”), on the Effective Date such Investor Members purchased certain Preferred Units of the Company;

AND WHEREAS, the Members have determined to amend and restate the Original Agreement to read in its entirety as set forth herein and agreed that the membership in and management of the Company shall be governed by the terms set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Members agree as follows:

ARTICLE I

DEFINITIONS

1.1 Definitions. As used herein, the following terms have the meanings set forth below:

“Accounting Firm” means Brightman Almagor Zohar & Co. or any qualified and independent accounting firm selected by the Board.

“Act” shall have the meaning set forth in the recitals hereto.

“Affiliate” shall mean, with respect to any specified Person, any other Person that directly or indirectly controls, is controlled by or is under common control with such specified Person. For the purposes of this definition, the term “control,” when used with respect to any specified Person, shall mean the power to direct or cause the direction of the management or policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have correlative meanings. Notwithstanding anything to the contrary set forth in this Agreement, neither the Parent nor any of its Subsidiaries (including the Company or any Company Subsidiary) shall be deemed or treated as an Affiliate of any of the Investor Members.

“Agreement” shall have the meaning set forth in the preamble hereto.

“Assignee” shall mean a transferee of Units who has not been admitted as a Substitute Member.

“Authorized Transfer” shall have the meaning set forth in Section 9.1(c).

“BBA Rules” shall mean Subchapter C of Chapter 63 of the Code (Sections 6221 et seq.) as amended by the Bipartisan Budget Act of 2015, or successor provisions, and any Regulations and other guidance promulgated thereunder, and any similar state or local legislation, regulations or guidance.

“Board” shall have the meaning set forth in Section 4.1(a).

“Business Day” shall mean any day, other than: (a) a Saturday, Sunday or statutory holiday in the Province of Ontario or the State of New York; or (b) a day on which banks are generally closed in the Province of Ontario or the State of New York.

“Capital Account” shall have the meaning set forth in Section 5.4(a).

“Capital Contribution” shall mean any contribution (or deemed contribution) of cash or property to the Company made by or on behalf of a Member, as set forth from time to time in the books and records of the Company; provided that, as of the Effective Date, the Investor Members and the Parent Members shall be deemed to have made the Capital Contribution set forth opposite their respective names on Schedule A.

“Certificate of Cancellation” shall mean the certificate required to be filed with the Secretary of State of the State of Delaware pursuant to Section 18-203 of the Act in connection with a dissolution of the Company.

“Certificate of Formation” shall have the meaning set forth in Section 2.1.

“Claim(s)” shall have the meaning set forth in Section 12.2.

“Code” shall mean the U.S. Internal Revenue Code of 1986.

“Common Units” shall mean the Common Units of the Company, having the powers, preferences, rights, qualifications, limitations and restrictions set forth in Section 5.1.

“Company” shall have the meaning set forth in the preamble hereto.

“Company Representative” shall mean Parent, or such other Person designated by the Board in its capacity as the “partnership representative” (as such term is defined under the BBA Rules) of the Company and as the “tax matters partner” (to the extent applicable for state and local tax purposes) of the Company, including any “designated individual” through whom the Company Representative may act, if applicable.

“Company Subsidiary” shall mean any Subsidiary of the Company.

“Competitive Opportunity” shall have the meaning set forth in Section 3.5.

“Covered Person” shall have the meaning set forth in Section 12.1.

“Director” shall have the meaning set forth in Section 4.1(a).

“Disabling Conduct” shall have the meaning set forth in Section 12.1.

“Distribution” shall mean a transfer of cash or property by the Company to a Member on account of Units as described in Article VI, Article VII or Article XI.

“Effective Date” shall have the meaning set forth in the preamble hereto.

“Entity Taxes” shall mean any U.S. federal, state, local and other taxes imposed on or payable by the Company under the BBA Rules, any Withholding Taxes, and any other amount that the Company or any other Person in which the Company holds an interest is obligated to pay to a taxing authority because of a Member’s status or otherwise specifically attributable to a Member (in each case, including any interest, fines, assessments, penalties or additions to tax imposed in connection therewith or with respect thereto).

“ERISA” shall mean the Employee Retirement Income Security Act of 1974.

“Event of Dissolution” shall have the meaning set forth in Section 10.1.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Exchange Agreement” shall mean the exchange and support agreement dated as of the date hereof entered into by and among the Company, the Parent and the Investor Members named therein, as amended, supplemented, restated, exchanged or replaced from time to time.

“Fiscal Year” shall have the meaning set forth in Section 8.4.

“Governmental Authority” shall mean any domestic or foreign federal, provincial, regional, state, municipal, local or other government, governmental department, agency, arbitrator, authority or body (whether administrative, legislative, executive or otherwise), court, tribunal, commission or commissioner, bureau, minister or ministry, board or agency, taxing or other regulatory or self-regulatory authority, including any securities regulatory authorities and stock exchange (including the TSXV).

“Guarantee Agreement” shall mean the subordinated guarantee agreement dated as of the date hereof entered into between the Parent and the Investor Members named therein, as amended, supplemented, restated, exchanged or replaced from time to time.

“Holder” means a holder of record of a Preferred Unit, and “Holders” shall mean all holders of Preferred Units;

“IFRS” means the International Financial Reporting Standards as adopted by the International Accounting Standards Board, at the relevant time, applied on a consistent basis;

“Indebtedness” of a Person, at a particular date, shall mean the sum (without duplication) at such date of (a) all amounts for borrowed money, in each case excluding any intercompany borrowings and indebtedness; (b) obligations evidenced by bonds, debentures, notes, or other similar instruments; (c) obligations for the deferred purchase price of property or services (excluding trade obligations); (d) obligations under letters of credit; (e) obligations secured by Liens on such Person’s assets, whether or not the obligations have been assumed; (f) all net obligations of such Person under interest rate, commodity, foreign currency and financial markets swaps, options, futures and other hedging obligations; and (g) guarantees of any of the foregoing.

“Investor Members” shall mean (a) Insight Partners XI, L.P, Insight Partners (Cayman) XI, L.P., Insight Partners (Delaware) XI, L.P., Insight XI (Co-Investors), L.P., Insight Partners XI (B), L.P., and Insight Partners (EU) XI, S.C.Sp., (b) any Affiliate of the foregoing Persons that, after the Effective Date, acquires Preferred Units and (c) any transferee of the foregoing Persons to whom Preferred Units are distributed or transferred in accordance with Article IX.

“Investor Related Parties” shall have the meaning set forth in Section 14.14.

“Investor Rights Agreement” means the investor rights agreement dated as of the date hereof entered into among the Parent, the Company and the Investor Members named therein, as amended, supplemented, restated, exchanged or replaced from time to time.

“IRS” shall mean the U.S. Internal Revenue Service.

“Law” shall mean any and all federal, state, provincial, regional, national, foreign, local, municipal or other laws, statutes, acts, treaties, constitutions, principles of common law, resolutions, ordinances, proclamations, directives, codes, edicts, orders, rules, regulations, rulings or requirements or other legally binding directives or guidance issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority and includes securities laws.

“Lien” shall mean any mortgage, deed of trust, pledge, hypothecation, assignment, encumbrance, lien (statutory or other) or preference, priority, right or other security interest or preferential arrangement of any kind or nature whatsoever.

“Liquidation” shall mean, in respect of an entity, a liquidation, winding up or dissolution of such entity.

“Majority Interest” shall mean, as of any date, an aggregate Voting Percentage equal to more than 50% on such date.

“Members” shall have the meaning set forth in the preamble hereto.

“Parent Members” shall mean (a) Parent and (b) any Permitted Transferee of Parent to whom Common Units are distributed or transferred in accordance with Article IX.

“Parent Related Party” shall mean any Parent Member and any of their respective Affiliates.

“Percentage Interest” shall mean, as of any date of determination in respect of Common Units or Preferred Units, respectively, the percentage determined by dividing (x) the number of Common Units or Preferred Units held by such Member as of such date by (y) the aggregate number of Common Units or Preferred Units held by all Members as of such date, respectively.

“Permitted Transferee” shall mean, with respect to any Member, any of their respective Affiliates (including any partner, shareholder, member, or Affiliated investment fund or vehicle of such Member).

“Person” shall mean any individual, corporation, general partnership, limited partnership, limited liability partnership, joint venture, association, trust, limited liability company, unincorporated organization or government or any agency or political subdivision thereof.

“Preferred Units” shall mean the Preferred Units of the Company having the powers, preferences, rights, qualifications, limitations and restrictions set forth in Article VI.

“Purchase Agreement” shall have the meaning set forth in the recitals hereto.

“Real Common Shares” shall mean the common shares in the share capital of Parent.

“Reconvened Meeting” shall have the meaning set forth in Section 4.2(b).

“Registration Rights Agreement” shall mean that certain registration rights agreement by and among Parent and the Investor Members, dated as of the date hereof.

“Regulations” shall mean the U.S. Treasury Regulations.

“Regulatory Allocations” shall have the meaning set forth in Section 7.2(a).

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Subsidiary” shall mean, as to any Person, any corporation or other entity of which: (a) such Person or a Subsidiary of such Person is a general partner or, in the case of a limited liability company, the managing member or manager thereof; (b) at least a majority of the outstanding equity interest having by the terms thereof ordinary voting power to elect a majority of the board of directors or similar governing body of such corporation or other entity (irrespective of whether or not at the time any equity interest of any other class or classes of such corporation or other entity shall have or might have voting power by reason of the happening of any contingency) is at the time directly or indirectly owned or controlled by such Person or one or more of its Subsidiaries; or (c) any corporation or other entity as to which such Person consolidates for accounting purposes.

“Substitute Member” shall mean an Assignee who has been admitted to all of the rights of membership.

“Suspended Meeting” shall have the meaning set forth in Section 4.2(b).

“Tax Contest” shall have the meaning set forth in Section 8.3(b).

“Transaction Agreements” means the Purchase Agreement, the Investor Rights Agreement, the Exchange Agreement, the Warrant Certificates, the Registration Rights Agreement and the Guarantee Agreement.

“Transfer” shall mean any direct, indirect or synthetic sale, assignment, transfer, grant of a participation in or reference under a derivatives contract, pledge, lease, hypothecation, mortgage, gift or creation of security interest, Lien or trust (voting or otherwise) or other encumbrance or other disposition of any Unit, whether in whole or in part (by operation of Law or otherwise) (but excluding (i) any direct or indirect Transfer of a partnership interest in a private equity or similar investment fund that, when aggregated with its parallel funds and alternative investment vehicles, is established to make investments in multiple portfolio companies and not primarily to invest in the Company and (ii) a pledge as collateral for a private equity or similar investment fund’s bona fide revolving credit facility that is also secured by other investments of such fund).

“UBTI” shall mean “unrelated business taxable income” within the meaning of Section 512 and 514 of the Code.

“Units” shall have the meaning set forth in Section 5.1(a).

“Voting Percentage” shall mean, with respect to any Member holding Voting Units as of a specified date, the percentage determined by dividing (a) the aggregate number of Voting Units held by such Member as of such date, by (b) the aggregate number of issued and outstanding Voting Units as of such date.

“Voting Unit” shall mean any Common Unit, and for greater certainty, shall not include any Preferred Unit.

“Warrant Certificates” shall have the meaning ascribed to it in the Purchase Agreement.

“Withholding Taxes” shall have the meaning set forth in Section 7.5(a).

1.2 Interpretive Provisions. Unless the express context otherwise requires:

(a) the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement;

(b) terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa;

(c) the terms “Dollars” and “$” mean, unless otherwise expressed, U.S. dollars and “CAD” means Canadian dollars;

(d) references herein to a specific Section, Subsection, Recital or Schedule shall refer, respectively, to Sections, Subsections, Recitals or Schedules of this Agreement;

(e) wherever the word “include,” “includes” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation”;

(f) references herein to any gender shall include each other gender;

(g) references herein to any Person shall include such Person’s heirs, executors, personal representatives, administrators, successors and assigns; provided, however, that nothing contained in this clause (g) is intended to authorize any assignment or transfer not otherwise permitted by this Agreement;

(h) references herein to a Person in a particular capacity or capacities shall exclude such Person in any other capacity;

(i) with respect to the determination of any period of time, the word “from” means “from and including” and the words “to” and “until” each means “to but excluding”;

(j) references herein to any Law shall be deemed to refer to such Law, as the case may be, as amended, modified, codified, reenacted, supplemented or superseded in whole or in part and in effect from time to time, and also to all rules and regulations promulgated thereunder;

(k) the headings contained in this Agreement are intended solely for convenience and shall not affect the rights of the parties to this Agreement; and

(l) if the last day for the giving of any notice or the performance of any act required or permitted under this Agreement is a day that is not a Business Day, then the time for the giving of such notice or the performance of such action shall be extended to the next succeeding Business Day.

ARTICLE II

THE LIMITED LIABILITY COMPANY

2.1 Formation. The Company has been formed as a limited liability company pursuant to the provisions of the Act. A Certificate of Formation for the Company (the “Certificate of Formation”) has been filed in the Office of the Secretary of State of the State of Delaware in conformity with the Act. The Company and, if required, each of the Members shall execute or cause to be executed from time to time all other instruments, certificates, notices and documents and shall do or cause to be done all such acts and things (including keeping books and records and making publications or periodic filings) as may now or hereafter be required for the formation, valid existence and, when appropriate, termination of the Company as a limited liability company under the Laws of the State of Delaware and as may be necessary in order to protect the liability of the Members as members under the Laws of the State of Delaware.

2.2 Name. The name of the Company shall be “REAL PIPE, LLC”, and its business shall be carried on in such name with such variations and changes as the Board shall determine or deem necessary to comply with requirements of the jurisdictions in which the Company’s operations are conducted. The word “LLC” or similar words or letters shall be included in the Company’s name where necessary for the purpose of complying with the laws of any jurisdiction that so requires.

2.3 Limited Business Purpose. The Company is formed for the limited purpose of issuing the Common Units and Preferred Units in accordance with this Agreement and for holding any assets or obligations related thereto. Neither the Company, nor any of the Company Subsidiaries, shall conduct, transact or otherwise be engaged in any other business or operations, employ any employees (provided that Directors or officers of the Company may be employees of Affiliates of the Company), or own any assets or have any liabilities unrelated to the Common Units and Preferred Units, whether known or unknown, liquidated or unliquidated, due or to become due and whether absolute, accrued, contingent or otherwise. For the avoidance of doubt, the Company shall not take any action that shall cause it to (i) be engaged “trade or business within the United States” for purposes of Sections 864(b), 872, 875, 882, 884 or 897 of the Code, (ii) realize any UBTI, or (iii) engage in any activities which constitute the conduct of “commercial activity” within the meaning of Section 892 of the Code.

2.4 Registered Office and Agent. The location of the registered office of the Company shall be c/o Saggio Management Group Inc., 102 Sleepy Hollow Drive, Suite 202, Middletown, Delaware 19709. The Board may establish additional places of business of the Company within and without the State of Delaware as and when required by the business of the Company, and in furtherance of its purposes set forth herein, and may appoint agents for service of process in any jurisdiction in which the Company shall conduct business.

2.5 Term. The term of the Company commenced on the date of filing of the Certificate of Formation in the Office of the Secretary of State of the State of Delaware and shall continue until the Company is dissolved pursuant to Article XI.

2.6 Company Powers. In furtherance of the business purpose specified in Section 2.3, but subject to the limitations thereof and to any consent rights of any Members set forth in this Agreement, the Company and the Board, acting on behalf of the Company, shall be empowered to do or cause to be done any and all acts deemed by the Board to be necessary or advisable in furtherance of the business purpose of the Company, including the power and authority:

(a) to acquire, hold, manage, own, sell, transfer, convey, assign, exchange, pledge or otherwise dispose of the Company’s interest in property held by the Company;

(b) to establish, have, maintain or close one or more offices within or without the State of Delaware and in connection therewith to rent or acquire office space and to engage personnel;

(c) to open, maintain and close bank accounts, including the power to draw checks or other orders for the payment of moneys, and to invest such funds as are temporarily not otherwise required for Company purposes;

(d) to bring and defend actions and proceedings at Law or in equity or before any Governmental Authority;

(e) to hire consultants, custodians, attorneys, accountants and such other agents and officers of the Company as it may deem necessary or advisable, and to authorize each such agent to act for and on behalf of the Company;

(f) to make all elections, investigations, evaluations and decisions, binding the Company thereby, that may, in the judgment of the Board, be necessary or appropriate for the accomplishment of the Company’s business purposes;

(g) to enter into, perform and carry out contracts and agreements of every kind necessary or incidental to the accomplishment of the Company’s business purpose, and to take or omit to take such other action in connection with the business of the Company as may be necessary or desirable to further the business purpose of the Company; and

(h) to carry on any other activities necessary to, in connection with, or incidental to any of the foregoing or the Company’s business.

2.7 Business Transactions of a Member with the Company. Subject to Section 6.3, a Member may transact business with the Company and, subject to applicable Law, shall have the same rights and obligations with respect to any such matter as a Person who is not a Member or a Director.

2.8 Title to Company Property. Legal title to all property of the Company shall be held and vested and conveyed in the name of the Company, and no real or other property of the Company shall be deemed to be owned by any Member individually. The Units of the Members in the Company shall constitute personal property of the applicable Member.

2.9 Company Status. The Members intend that the Company shall not be a partnership (including a limited partnership) or joint venture, and that no Member shall be a partner or joint venturer of any other Member, for any purposes, and this Agreement shall not be construed to the contrary. Unless otherwise determined pursuant to an income tax audit by relevant tax authority, the Members intend that the Company shall be treated as a disregarded entity for U.S. federal and, if applicable, state or local income or franchise tax purposes, and the Company and each Member shall file all tax returns and shall otherwise take all tax, financial and other reporting positions in a manner consistent with such treatment.

ARTICLE III

THE MEMBERS

3.1 The Members.

(a) Member Information. The name, address, number and type of Units and Voting Percentage of each Member are set forth on Schedule A hereto, as such Schedule shall be amended from time to time pursuant to Section 5.1(f). Copies of any update to Schedule A shall be promptly given to any Investor Member; provided, that the Company shall be entitled to provide a copy of Schedule A to any Member upon such Member’s reasonable request.

3.2 Member Meetings.

(a) Actions by the Members; Meetings. Subject to Section 6.3, the Members may vote, approve a matter or take any action by the vote of Members holding Voting Units entitled to vote at a meeting, in person or by proxy, or without a meeting by the written consent of Members pursuant to Section 3.2(b). Meetings of the Members may be called by Members holding a Majority Interest and shall be held upon not less than two (2) Business Days nor more than sixty (60) days’ prior written notice of the time and place of such meeting delivered to each holder of Voting Units in the manner provided in Section 14.1. Notice of any meeting may be waived by any Member before or after any meeting. Meetings of the Members may be conducted in person or by conference telephone, videoconference or webcast facilities.

(b) Action by Written Consent. Any action may be taken by the Members without a meeting if authorized by the written consent of the Members holding Voting Units sufficient to approve such action pursuant to the terms of this Agreement. In no instance where action is authorized by written consent will a meeting of Members be required to be called or notice be required to be given; provided, however, that a copy of the action taken by written consent must be promptly sent to all Members holding Voting Units and filed with the records of the Company.

(c) Quorum; Voting. For any meeting of Members, the presence in person or by proxy of Members owning Voting Units representing at least a Majority Interest shall constitute a quorum for the transaction of any business. On all matters submitted to a vote or written consent of the Members, the Members holding Voting Units shall be entitled to vote on such matter, together as one class. Except as otherwise provided in this Agreement including Section 6.3(b), the affirmative vote of Members owning Voting Units representing at least a Majority Interest shall constitute approval of any action.

3.3 Liability of Members. All debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and no Member shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Member.

3.4 Power to Bind the Company. No Member (acting in its capacity as such) shall have any authority to bind the Company to any third party with respect to any matter except pursuant to a resolution expressly authorizing such action, which resolution is duly adopted by the Board by the affirmative vote or written consent required for such matter pursuant to this Agreement or the Act.

3.5 Competitive Opportunities.

(a) To the fullest extent permitted by applicable Law, the doctrine of corporate opportunity, or any analogous doctrine, shall not apply to (a) any Member, (b) any of their respective Affiliates (including their respective investors and equityholders, and any associated Persons or investment funds or any of their respective portfolio companies or investments), or (c) any of the respective officers, managers, directors, agents, shareholders, members, and partners of any of the foregoing, including any such Person acting as a director of the Parent at the request of such Member (each, a “Business Opportunities Exempt Party”). The Company and each of the Members, on its own behalf and on behalf of their respective Affiliates and equityholders, hereby renounces any interest or expectancy of the Company in, or in being offered an opportunity to participate in, business opportunities that are from time to time presented to any Business Opportunities Exempt Party and irrevocably waives any right to require any Business Opportunity Exempt Party to act in a manner inconsistent with the provisions of this Section 3.5. No Business Opportunities Exempt Party who acquires knowledge of a potential transaction, agreement, arrangement or other matter that may be an opportunity for the Parent, the Company or any of their respective Subsidiaries, Affiliates or equityholders shall have any duty to communicate or offer such opportunity to the Company and none of the Parent, the Company or any of their respective Subsidiaries, Affiliates or equityholders will acquire or be entitled to any interest or participation in any such transaction, agreement, arrangement or other matter or opportunity as a result of participation therein by a Business Opportunity Exempt Party. This Section 3.5 shall not apply to, and no interest or expectancy of the Company is renounced with respect to, any opportunity offered to any director of the Parent if such opportunity is expressly offered or presented to, or acquired or developed by, such Person solely in his or her capacity as a director or officer of the Parent.

(b) In furtherance of the foregoing, to the fullest extent permitted by applicable Law, neither the Investor Members nor any of their respective Affiliates (or partner, officer, employee, investor, or other representative of any of the foregoing Persons) shall be liable to the Parent, the Company or any other Person for any claim arising out of, or based upon, (i) the investment by the Investor Members or any of their respective Affiliates (or partner, officer, employee, investor, or other representative of any of the foregoing Persons) in any entity competitive with the Parent, the Company or any of their respective Subsidiaries, or (ii) actions taken by any partner, officer, employee or other representative of the Investor Members or any of their respective Affiliates to assist any such competitive company, whether or not such action was taken as a member of the board of directors of such competitive company or otherwise, and whether or not such action has a detrimental effect on the Parent, the Company or its Subsidiaries.

(c) No amendment or repeal of this Section 3.4 shall apply to or have any effect on the liability or alleged liability of any Business Opportunities Exempt Party or any Person described in Section 3.4 for or with respect to any opportunities of which any such Person becomes aware prior to such amendment or repeal. Any Person purchasing or otherwise acquiring any interest in any Units shall be deemed to have notice of and consented to the provisions of this Section 3.5. Neither the amendment or repeal of this Section 3.5, nor the adoption of any provision of this LLC Agreement inconsistent with this Section 3.5, shall eliminate or reduce the effect of this Section 3.5 in respect of any business opportunity first identified or any other matter occurring, or any cause of action that, but for this Section 3.5, would accrue or arise, prior to such amendment, repeal or adoption. No action or inaction taken by any Business Opportunities Exempt Party or any Person described in Section 3.5(b) in a manner consistent with this Section 3.5 shall be deemed to be a violation of any fiduciary or other duty owed to any Person.

ARTICLE IV

THE BOARD AND OFFICERS

4.1 Management by the Board of Directors.

(a) General. Subject to such matters that are expressly reserved hereunder to any Members for decision, the business and affairs of the Company shall be managed by a board of directors (the “Board”), which shall be responsible for policy setting, approving the overall direction of the Company and making all decisions regarding the business and affairs of the Company. It is the intent of the parties hereto that each director (“Director”) of the Company shall be deemed to be a “manager” of the Company (as defined in Section 18- 101(10) of the Act) for all purposes under the Act. The Board shall consist of such number of Directors as determined in accordance with Section 4.1(b).

(b) Board Designation Rights. The Board shall consist of one (1) Director who shall be appointed by the Parent Members; provided, that the Director shall at all timed be a U.S resident.

(c) Initial Directors. The initial Directors of the Company, including the Chairman of the Board, are set forth on Schedule B hereto.

(d) Removal. Only the Member(s) entitled to designate a specific Director may remove such Director, at any time and from time to time, with or without cause (subject to applicable Law), in such Member(s)’ sole discretion, and such Member(s) shall give written notice of such removal to the Board.

(e) Resignation. Any Director may resign at any time by giving written notice to the Board. The resignation of any Director shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

(f) Vacancies. If at any time a vacancy is created on the Board by reason of the death, removal or resignation of any Director, a designee shall be appointed to fill such vacancy or vacancies by the Member(s) entitled to appoint such Director pursuant to Section 4.1(b).

4.2 Meetings of the Board.

(a) Frequency. The Board shall meet at such times and at such places (outside Canada) as may be necessary for the Company’s business as determined by the Board pursuant to Section 4.2(c).

(b) Quorum. The presence at the meeting of all of the Directors then in office shall constitute a quorum at any meeting of the Board or any committee thereof. If a quorum is not present at a meeting that has been duly called pursuant to Section 4.2(c) (a “Suspended Meeting”), any Director present at such meeting may adjourn the meeting and give written notice to the other Directors at his or her address (which may include his or her email address) of the time and place at which such meeting shall be reconvened (a “Reconvened Meeting”), which notice shall include a copy of the agenda with respect to such Suspended Meeting. The only business that may be conducted at such Reconvened Meeting is the business specifically set forth in the original agenda for the Suspended Meeting.

(c) Notice; Waiver of Notice. Meetings of the Board or any committee thereof may be called for by the Chairman of the Board or any other Director. Notice of any special meeting of the Board or any committee thereof shall be given at least twenty-four (24) hours prior to any meeting by written notice to each Director at his or her address (which may include his or her email address) including the time and place of such meeting. Notice of any Board or committee meeting may be waived by any Director before but not after such meeting.

(d) Required Vote. Each Director shall receive one (1) vote on all matters that are subject to approval of the Board or any committee thereof. All actions of the Board or any committee thereof shall require the affirmative vote of a majority of votes cast by all the Directors present at a meeting at which there is a quorum. Any reference in this Agreement to the affirmative vote of a majority of the Directors shall be deemed to mean a majority of the votes cast by all Directors present at a meeting at which there is a quorum.

(e) Electronic Meetings. Meetings of the Board or any committee thereof may be conducted in person or by conference telephone, videoconference or other electronic communication facilities and each Director shall be entitled to participate in any meeting of the Board or committee thereof (whether or not conducted in person) by telephone, videoconference or electronic communication facilities; provided that all Directors are not present in Canada at the time of the meeting.

(f) Action by Written Consent. Any action required or permitted to be taken at any meeting of the Board or any committee thereof may be taken without a meeting if all the Directors entitled to vote thereon consent thereto in writing; provided that all Directors shall not be present in Canada at the time such consent is executed; provided, further that any written consent for the sole purpose of approving Distributions on the Preferred Units shall only require the consent of a majority of the Directors then in office. In no instance where action is authorized by written consent will a meeting of the Board or any committee thereof be required to be called or notice be required to be given. A copy of any action taken by written consent of the Board must be sent to all Directors who did not execute such consent within two (2) Business Days of the execution thereof and filed with the records of the Company.

(g) Compensation; Reimbursement. Except as otherwise determined by the Board, Directors shall not receive any stated salary from the Company or any Company Subsidiary for services in their capacities as Directors; provided that nothing contained herein shall be construed to preclude any Director from serving the Parent Members in any other capacity and receiving compensation therefor. The Company or a Company Subsidiary shall reimburse each Director for the reasonable travel and accommodation costs incurred by such Director to attend meetings of the Board or any committee thereof.

4.3 Power to Bind Company. No Director (acting in his or her capacity as such) shall have any authority to bind the Company to any third party with respect to any matter except pursuant to a resolution expressly authorizing such action, which resolution is duly adopted by the Board by the affirmative vote or written consent required for such matter pursuant to this Agreement.

4.4 Officers and Related Persons. Subject in each case to the consent rights of any Members under this Agreement:

(a) Authority. The Board shall have the authority to appoint and terminate officers of the Company, and the Board shall take all necessary actions to cause such appointment or termination of such officers. The Board shall have the authority to retain and terminate agents and consultants of the Company and to delegate such duties to any such officers, agents and consultants as the Board deems appropriate, including the power, acting individually or jointly, to represent and bind the Company in all matters, in accordance with the scope of their respective duties.

(b) General. The officers of the Company shall be chosen by the Board or a duly authorized committee thereof. The Board or a duly authorized committee thereof may, as it deems appropriate, choose a Chairman, a Chief Executive Officer, a President, a Chief Financial Officer, a Chief Operating Officer, a Treasurer, a Secretary, and one or more Vice Presidents (and, in the case of each Vice President, with such descriptive title, if any, as the Board or a duly authorized committee thereof shall determine), Assistant Secretaries, Assistant Treasurers and other officers. Any number of offices may be held by the same person, unless otherwise prohibited by Law. The officers of the Company need not be Members or Directors of the Company.

(c) Election. The Board or a duly authorized committee thereof shall elect the officers of the Company. The officers of the Company and the offices they hold as of the date hereof shall be as set forth on Schedule B hereto. The officers of the Company shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board or a duly authorized committee thereof; and all officers of the Company shall hold office until their successors are chosen, or until their earlier death, disability, resignation or removal. Any officer elected by the Board or a duly authorized committee thereof may be removed at any time, with or without cause, by the affirmative vote of the Board or a duly authorized committee thereof. Any vacancy occurring in any office of the Company shall be filled by the Board or a duly authorized committee thereof. No officers of the Company shall receive any stated salary from the Company or any Company Subsidiary for services in their capacity as an officer of the Company. The Board or a duly authorized committee thereof may delegate such duties to any such officers, agents and consultants of the Company as the Board or a duly authorized committee thereof deems appropriate, including the power, acting individually or jointly, to represent and bind the Company in all matters, in accordance with the scope of their respective duties.

4.5 Committees. The Board may designate one (1) or more committees, with each committee to consist of one or more of the Directors. The Board may designate one (1) or more Directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of any such committee. Any committee, to the extent permitted by Law and provided in the resolution establishing such committee, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Company. Each committee shall keep regular minutes and report to the Board when required.

4.6 Reliance by Third Parties. Persons dealing with the Company are entitled to rely conclusively upon the power and authority of the Board.

4.7 Waiver of Fiduciary Duties. Subject to compliance with the express terms of this Agreement, the Members expressly intend, acknowledge and agree that, to the fullest extent permitted by applicable Law, neither any Member nor any Director is under any obligation to consider the separate interests of the Company, any Company Subsidiary, the Members or any other Person in deciding whether to take or approve (or decline to take or approve) any actions. In furtherance of the foregoing, notwithstanding anything to the contrary in this Agreement, to the fullest extent permitted by applicable Law, no Member, Director or any of their respective Covered Persons, shall be subject to any fiduciary duties or similar duties, at law or in equity, to the Company, any Company Subsidiary, any Member, any Director or any other Person, provided that nothing contained in this Section 4.7 negates, modifies or otherwise affects any of the rights, obligations or duties of any officer (other than any officer that is a Director, who shall be subject to this proviso in his or her capacity as an officer but not in his or her capacity as a Director) of the Company or any Company Subsidiary; provided, however, nothing in this Section 4.7 shall eliminate the implied contractual covenant of good faith and fair dealing.

ARTICLE V

CAPITAL STRUCTURE AND CONTRIBUTIONS

5.1 Capital Structure.

(a) General. Subject to the terms of this Agreement, (i) the Company is authorized to issue equity interests in the Company designated as “Units,” which shall constitute limited liability company interests under the Act and shall include, initially, Common Units and Preferred Units, and (ii) subject to the consent rights of any Members under this Agreement, the Board or a duly authorized committee thereof is expressly authorized, by resolution or resolutions, to create and to issue, out of authorized but unissued Units, different classes, groups or series of Units and fix for each such class, group or series such voting powers, full or limited or no voting powers, and such distinctive designations, preferences and relative participating, optional or other special rights and qualifications, limitations or restrictions as determined by the Board or a duly authorized committee thereof. Subject to the consent rights of any Members under this Agreement, the Board, or a duly authorized committee thereof, shall have the authority to issue such number of Units of any class, series or tranche pursuant to clauses (i) and (ii) of the immediately preceding sentence as the Board or such committee shall from time to time determine.

(b) Common Units. The Common Units shall have such rights to allocations and Distributions as may be authorized and set forth under this Agreement. The relative rights, powers, preferences, duties, liabilities and obligations of holders of the Common Units shall be as set forth herein. Each holder of Common Units shall be entitled to vote, in person or by proxy, on a pro rata basis in accordance with the Voting Percentage for each Member as of the applicable date and time on all matters upon which Members have the right to vote as set forth in this Agreement and provided under the Act.

(c) Preferred Units. The Preferred Units shall have such rights to allocations and Distributions as may be authorized and set forth under this Agreement. The relative rights, preferences, powers, privileges and restrictions, qualifications and limitations of the Preferred Units shall be as set forth in Article VI herein. No Holder shall have any rights to notice of, to attend at or to vote at any meetings or in respect of matters upon which Members have the right to vote as set forth in this Agreement and provided under the Act, except as expressly set forth herein or as otherwise from time to time required under the Act. The Preferred Units shall, with respect to the distribution of assets and rights upon a Liquidation, distribution and dividend rights, redemption rights and all other rights and preferences, rank senior to the Common Units as set forth in this Agreement.

(d) Issuance of Additional Units. Subject to the consent rights of any Members under this Agreement, the Company is authorized to issue Units to any Person at such prices per Unit as may be determined by the Board or a duly authorized committee thereof and in exchange for contributions of cash or property, the provision of services or such other consideration as may be determined by the Board or a duly authorized committee thereof. The number of Units held by each Member shall not be affected by any issuance by the Company of Units to other Members.

(e) No Certificates. The Units shall be uncertificated and recorded in the books and records of the Company.

(f) Unit Schedule. The number and type of Units issued to Members shall be listed on Schedule A hereto, which shall be amended from time to time by the Board or any officer of the Company as required to reflect issuances of Units, the admission of any Substitute Members, the acquisition of additional Units by any Member, the Transfer of Units, the redemption, repurchase or forfeiture of Units and the cessation or withdrawal of Members, each as permitted or required by the terms of this Agreement.

5.2 No Withdrawal of Capital Contributions. Except upon a Liquidation of the Company effected in accordance with Article XI and Article XII, no Member shall have the right to withdraw its Capital Contributions from the Company.

5.3 No Additional Capital Contributions. No Member shall be obligated to make any additional Capital Contributions or provide any additional funding to the Company (whether in the form of loans, repayments of loans or otherwise). Except with the approval of the Board, no Member shall be permitted to make any additional Capital Contribution to the Company.

5.4 Maintenance of Capital Accounts.

(a) The Company shall be treated as a disregarded entity for U.S. federal, state and local tax purposes. In the event the Company is instead treated as a partnership for U.S. federal, state or local tax purposes, the Company shall establish and maintain a capital account (“Capital Account”) for each Member in accordance with the following provisions:

(i) to each Member’s Capital Account there shall be credited (x) such Member’s contributions of cash and the fair market value of any property, (y) such Member’s distributive share of items of income or gain which are specifically allocated to such Member and (z) the amount of any Company liabilities assumed by such Member or which are secured by any property distributed to such Member that such Member is considered to assume or take subject to; and

(ii) to each Member’s Capital Account there shall be debited (x) the amount of money and the fair market value of any property distributed to such Member pursuant to any provision of this Agreement, (y) such Member’s distributive share of items of expense or loss which are specifically allocated to such Member and (z) the amount of any liabilities of such Member assumed by the Company or which are secured by any property contributed by such Member to the Company that the Company is considered to assume or take subject to.

(b) In the event the Company is instead treated as a partnership for U.S. federal, state or local tax purposes, this Section 5.4 and other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with the Regulations promulgated under Code Section 704(b), including Regulations Section 1.704-1(b)(2)(iv), and shall be interpreted and applied in a manner consistent with such Regulations. In determining the amount of any liability for purposes of calculating Capital Accounts, there shall be taken into account Section 752(c) of the Code and any other applicable provisions of the Code and Regulations. The Members’ Capital Accounts will normally be adjusted on an annual or other periodic basis as determined by the Board, but the Capital Accounts may be adjusted more often if a new Member is admitted to the Company or if circumstances otherwise make it advisable in the judgment of the Board. If any Unit or other interest in the Company (or portion thereof) is transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent such Capital Account is attributable to such transferred Unit or other interest in the Company (or portion thereof).

ARTICLE VI

PREFERRED UNIT TERMS

Preferred Units shall be authorized for issuance with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations.

6.1 Definitions

In this Article VI and elsewhere in this Agreement, the following terms shall have the following meanings:

(a) “acting jointly or in concert” shall have the meaning given to it in section 1.9 of NI 62- 104.

(b) “Bankruptcy Proceeding” shall mean, with respect to any Person:

(i) an involuntary proceeding shall be commenced or an involuntary petition shall be filed seeking (i) liquidation, reorganization or other relief in respect of such Person or its debts, or of a substantial part of its assets, under any federal, state or foreign bankruptcy, insolvency, receivership or similar Law now or hereafter in effect or (ii) the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for such Person or any of its Subsidiaries or for a substantial part of its assets, and, in any such case, such proceeding or petition shall continue undismissed for sixty (60) days or an order or decree approving or ordering any of the foregoing shall be entered; or

(ii) such Person or any of its Subsidiaries shall (i) voluntarily commence any proceeding or file any petition seeking liquidation, reorganization or other relief under any federal, state or foreign bankruptcy, insolvency, receivership or similar Law now or hereafter in effect, (ii) consent to the institution of, or fail to contest in a timely and appropriate manner, any proceeding or petition described in clause (a) of this definition, (iii) apply for or consent to the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for such Person or any of its Subsidiaries or for a substantial part of its assets, (iv) file an answer admitting the material allegations of a petition filed against it in any such proceeding, (v) make a general assignment for the benefit of creditors or (vi) take any action for the purpose of effecting any of the foregoing.

(c) “beneficial ownership”, “beneficial owner” and “beneficially owned” shall have the meaning given in section 1.8 of NI 62-104.

(d) “Capital Reorganization” shall have the meaning set forth in Section 6.5(f)(iv).

(e) “CDS” shall mean CDS Clearing and Depository Services Inc. or its successor or any other depository at such time in respect of the Real Common Shares.

(f) “Change of Control” shall mean the occurrence of any of the following:

(i) the direct or indirect sale, lease, transfer, conveyance or other disposition, in one or a series of related transactions, of all or substantially all of the properties or assets of Parent and its Subsidiaries, taken as a whole, to any Person (other than to Parent or to any wholly-owned Subsidiary of Parent), or (ii) a plan or scheme of arrangement, merger, amalgamation, consolidation, share sale or other transaction or series of related transactions, in which all or substantially all of the Real Common Shares are exchanged for, converted into, acquired for, or constitute solely the right to receive, other securities, cash or other property that would result in the Persons who beneficially own, directly or indirectly, 100% of the issued and outstanding Real Common Shares (including any Real Common Shares or other voting shares of Parent that would be beneficially owned by such Persons on an as-converted, as-exercised or as-exchanged basis) as of immediately prior to such transaction ceasing to beneficially own, directly or indirectly, at least a majority of the issued and outstanding Real Common Shares or outstanding common equity securities of the surviving entity (including any Real Common Shares, common equity securities or voting shares that would be beneficially owned by such Persons on an as-converted, as-exercised or as- exchanged basis) immediately following the completion of such transaction or series of related transactions; or

(ii) the consummation of any transaction or series of related transactions (including pursuant to a merger, amalgamation or consolidation), the result of which is that any Person, including any Persons acting jointly or in concert with such Person, becomes the beneficial owner, directly or indirectly, of shares of Parent’s common equity representing more than 50% of the voting power of all of Parent’s then- outstanding common equity (including any common equity beneficially owned by such Person on an as-converted, as- exercised or as-exchanged basis); provided that, for purposes of the foregoing sentence, “beneficial ownership” shall be calculated in accordance with NI 62-104.

(g) “close of business” shall mean 5:00 p.m. (Toronto time) on a Business Day.

(h) “Closing Sale Price” of Real Common Shares shall mean, as of any date, the closing sale price per share (or if no closing sale price is reported, the average of the closing bid and ask prices or, if more than one in either case, the average of the average closing bid and the average closing ask prices) on such date as reported on the Stock Exchange or, if Real Common Shares are not traded on a Stock Exchange, then an amount determined to be the fair market value of a Real Common Share by an Independent Financial Advisor retained by the Company for such purpose, acting reasonably. If Real Common Shares are traded on more than one Stock Exchange, the price information used to determine the Closing Sale Price shall be the price information in respect of the Stock Exchange on which the aggregate trading volume was the highest as of such date (converted, as applicable, to Canadian dollars at the FX Rate).

(i) “Delivery Time” shall have the meaning set forth in Section 6.5(d).

(j) “Exchange Condition” shall have the meaning set forth in Section 6.5(a).

(k) “Exchange Date” shall mean the Optional Exchange Date or the Forced Exchange Date, as applicable.

(l) “Exchange Price” shall mean with respect to each Preferred Unit, CAD $1.52, as may be adjusted from time to time in the manner set forth herein.

(m) “Exchange Rate” shall have the meaning set forth in Section 6.5(a).

(n) “Ex-Date” means the first date on which Real Common Shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive the issuance, dividend or distribution in question, from Parent or, if applicable from the seller of Real Common Shares on such exchange or market (in the form of due bills or otherwise) as determined by such exchange or market.

(o) “Forced Exchange” shall have the meaning set forth in Section 6.5(c).

(p) “Forced Exchange Date” shall have the meaning set forth in Section 6.5(c).

(q) “Forced Exchange Event” shall have the meaning set forth in Section 6.5(c).

(r) “Forced Exchange Notice” shall have the meaning set forth in Section 6.5(c).

(s) “Forced Exchange Notice Date” shall have the meaning set forth in Section 6.5(c).

(t) “FX Rate” means the foreign exchange rate between the U.S. dollar and the Canadian dollar published by the Bank of Canada at approximately 4:30 p.m. Eastern Time on the Business Day immediately preceding the applicable date of redemption, payment or other determination, as applicable; provided, however, that if the foregoing exchange rate ceases to be published, then the exchange rate will be such replacement exchange rate as may be selected by the Board in good faith.

(u) “Independent Financial Advisor” shall mean an appraisal or investment banking firm of internationally recognized standing; provided, however, that such a firm shall not be an Affiliate of the Company and shall be reasonably acceptable to the Holders representing the Requisite Holder Consent outstanding at the time of engagement by the Company.

(v) “Issue Date” shall mean the original date of issuance of the Preferred Units.

(w) “Junior Shares” shall mean the Real Common Shares and each other equity security of Parent established after the Issue Date, the terms of which do not expressly provide that such class or series ranks senior to the Real Common Shares.

(x) “Junior Units” shall mean the Common Units and each other class of Units established after the Issue Date by the Board, the terms of which do not expressly provide that such class or series ranks senior to or on a parity with the Preferred Units as to distribution rights or rights upon a Liquidation of the Company.

(y) “Liquidation Preference” shall mean, with respect to each Preferred Unit, CAD $1.52 (as may be adjusted from time to time in the manner set forth herein), plus any declared and unpaid dividends, including the Distributions payable pursuant to Section 6.2.

(z) “Market Disruption Event” shall mean any suspension of, or limitation imposed on, trading of the Real Common Shares by any exchange or quotation system on which the Closing Sale Price is determined (the “Relevant Exchange”) during the one-hour period prior to the close of trading for the regular trading session on the Relevant Exchange (or for purposes of determining the VWAP per Real Common Share, any period or periods aggregating one half-hour or longer during the regular trading session on the relevant day) and whether by reason of movements in price exceeding limits permitted by the Relevant Exchange as to securities generally, or otherwise relating to the Real Common Shares or options contracts relating to the Real Common Shares on the Relevant Exchange.

(aa) “Market Capitalization” shall mean the total dollar market value of the Parent’s outstanding shares of stock, calculated by multiplying the total number of the Parent’s outstanding shares on a fully diluted basis by the current market price of one share as of the day immediately prior to the date of determination.

(bb) “NI 62-104” shall mean National Instrument 62-104 Take-Over Bids and Issuer Bids implemented by the members of the Canadian Securities Administrators.

(cc) “Officer” shall mean any duly appointed officer of the Company.

(dd) “opening of business” shall mean 9:00 a.m. (Toronto time).

(ee) “Optional Exchange Date” shall have the meaning set forth in Section 6.5(a).

(ff) “Optional Exchange Notice” shall have the meaning set forth in Section 6.5(a).

(gg) “Optional Exchange Notice Date” shall have the meaning set forth in Section 6.5(a).

(hh) “Parity Units” shall mean any class of Units established after the Issue Date by the Board, the terms of which expressly provide that such class or series will rank on a parity with the Preferred Units as to distribution rights or rights upon a Liquidation of the Company.

(ii) “Recipient” shall have the meaning set forth in Section 6.5(d)(i).

(jj) “Reference Property” shall have the meaning set forth in Section 6.5(f)(iv).

(kk) “Requisite Holder Consent” shall mean, (a) so long as the Investor Members hold any Preferred Units, the vote or consent of Investor Members representing a majority of the Preferred Units owned by the Investor Members and (b) thereafter, the vote or consent of Holders representing a majority of the Preferred Units owned by the Holders.

(ll) “Securities Representations” shall mean, for a prospective exchange of Preferred Units for Real Common Shares by a Holder, a written representation by such Holder in favor of the Company and Parent (and enforceable by the Company or Parent against such Holder) that such Holder: (a) is resident in Canada at the time of the exchange and is not exercising the exchange by or on behalf of a U.S. Person; (b) is resident in a jurisdiction outside of Canada, is not exercising the exchange in the United States or by or on behalf of a U.S. Person and will acquire Real Common Shares pursuant to an exemption from any prospectus or securities registration or similar requirements under the applicable securities laws of such jurisdiction or any other securities laws to which such Holder is otherwise subject and such exchange would not result in any obligation of Parent or the Company to prepare and file a prospectus, an offering memorandum or similar document or any obligation of Parent or the Company to make any filings with or seek any approvals of any kind from any regulatory body in such jurisdiction or any other ongoing reporting requirements with respect to such exchange or otherwise; or (c) if in the United States, such Holder is, or if the exchange is being exercised on behalf of, a U.S. Person, then such U.S. Person is an “accredited investor” within the meaning of Rule 501(a) of Regulation D under the Securities Act or is otherwise permitted to acquire Real Common Shares pursuant to an available exemption from registration under the Securities Act and applicable state securities laws at the time of such exchange.

(mm) “Senior Units” shall mean each class of Units established after the Issue Date by the Board, the terms of which expressly provide that such class or series will rank senior to the Preferred Units as to distribution rights or rights upon a Liquidation of the Company.

(nn) “Stock Exchange” shall mean any Canadian or United States nationally recognized stock exchange on which the Parent has applied to list its Real Common Shares or any other securities.

(oo) “Trading Day” shall mean a Business Day during which trading in securities generally occurs on the Stock Exchange and on which there has not occurred a Market Disruption Event; provided that if Real Common Shares are not traded on any Stock Exchange, “Trading Day” shall mean a Business Day.

(pp) “Trigger Event” shall have the meaning set forth in Section 6.5(f)(vii).

(qq) “TSXV” shall mean the TSX Venture Exchange or any successor thereto.

(rr) “U.S. Person” means a U.S. person as defined in Rule 902(k) of Regulation S under the Securities Act.

(ss) “VWAP” shall mean, with respect to any period, the per share volume-weighted average trading price of Real Common Shares on the Stock Exchange in respect of the relevant period from the open of trading on the first Trading Day in such period until the close of business on the last Trading Day of such period, as converted into U.S. dollars at the applicable FX Rate on such applicable Trading Day; provided that if such volume-weighted average price is unavailable, the market price of one Real Common Share on such Trading Day determined, using a volume-weighted average method, by an Independent Financial Advisor retained for such purpose by the Company, acting reasonably.

6.2 Distributions

(a) [Intentionally Omitted].

(b) Any distributions pursuant to this Section 6.2 made in error or in violation of Section 18- 607 of the Act will, upon demand by the Board, be returned to the Company.

(c) [Intentionally Omitted].

(d) If the Parent declares and pays a dividend (or makes any other similar payment or distribution) to its shareholders, the Parent shall simultaneously therewith declare and pay, as applicable, to the Members holding Preferred Units the same dividend per Preferred Unit that such Person would receive is he, she or it were to exchange such Preferred Unit, in whole or in part, for Real Common Shares pursuant to Section 6.5 (it being understood and agreed that the applicable Member need not actually exchange any Preferred Unit, in whole or in part, for Real Common Shares in order to receive such dividend, payment or distribution). In furtherance of the foregoing, the Company, the Board and all of the Members shall execute such documents and instruments and take such action as may be reasonably required to carry out the right of the Members holding Preferred Units set forth in this Section 6.2(d).

6.3 Voting and Protective Provisions

(a) Holders shall not have any rights to notice of, to attend at or to vote at any meetings of the members of the Company (a “Meeting”) except as set forth in this Section 6.3 or as otherwise from time to time required by applicable Law.

(b) So long as the Investor Members hold any Preferred Units, in addition to any other vote or consent of members required by applicable Law or otherwise set forth herein, the affirmative vote or consent of the Investor Members representing at least a majority of the Preferred Units held by the Investor Members, voting together as a separate class, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, shall be necessary for effecting or validating the actions set forth below, whether by amendment to this Agreement, by merger, consolidation or otherwise:

(i) any issuance, authorization or creation of, or any increase by the Company in the issued or authorized amount of, any (A) class or series of Parity Units or Senior Units (whether by reclassification of other Units into Parity Units or Senior Units, or otherwise), or (B) any equity or debt security that is convertible into, exercisable for, exchangeable for or representing the right to purchase any class or series of Parity Units or Senior Units;

(ii) (A) any issuance or any increase in the number of issued or authorized Preferred Units or any reissuance thereof (whether by reclassification of other Units into Preferred Units, or otherwise) or (B) any issuance of any equity or debt security that is convertible into, exercisable for, exchangeable for or representing the right to purchase any Preferred Units;

(iii) any exchange, reclassification or cancellation of the Preferred Units, other than as provided in this Article VI;

(iv) any amendment, modification, alteration or repeal of, or supplement to (A) the Certificate of Formation or this Agreement that would adversely affect any rights, preferences, privileges or powers of the Preferred Units or any Holder, and (B) in any event, Sections 2.3, 2.5, 2.6, 2.7, 2.9, 3.3, 3.5, 5.3, 5.4, 14.14, or 14.18 or Article IV, Article VI, Article VII, Article VIII, Article IX, Article X, Article XII, Article XIII or in each case, the definitions relating thereto;

(v) any adoption or consummation of a voluntary plan or proposal for the Liquidation of the Company;

(vi) any of the actions described in clause (b) of the definition of Bankruptcy Proceeding with respect to the Company or any of its Subsidiaries;

(vii) any actions to be taken by the Company Representative or the Board under Section 7.1 or 8.3, other than as expressly permitted therein;

(viii) any actions that are not in compliance with Section 2.3 or Section 6.3(b);

(ix) any distribution by the Company or Parent, including any distribution on Real Common Shares (other than any dividend or distribution (x) that would result in an adjustment to the Exchange Price pursuant to Section 6.5(f)(i)-(iv));

(x) engage in any business unrelated to the activities set forth in Section 2.3;

(xi) enter into any arrangement, agreement or understanding with (A) Parent or any of its directors, officers or employees, (B) any Director or any Officer or (C) any Affiliate or family member of any of the foregoing, except for any arrangement, agreement or understanding that is otherwise not prohibited by this Agreement and is on arm’s-length terms;

(xii) have any Indebtedness or otherwise assume or guarantee or become obligated for the debts of any other Person, or hold out itself or its credit or assets as being available to satisfy the obligations of any other Person, in each case, except as otherwise imposed by Law;

(xiii) make loans to any Person or hold evidence of indebtedness issued by any other Person (other than cash and investment-grade securities issued by an entity that is not an Affiliate of or subject to common ownership with such entity);

(xiv) form, acquire or hold any Subsidiary;

(xv) acquire or own any assets or property;

(xvi) pledge its assets to secure the obligations of itself or any other Person;

(xvii) transfer any of its assets or any right or interest therein; or

(xviii) have contingent or actual obligations.

(c) In exercising the voting rights set forth in Section 6.3(b), each Holder shall be entitled to one vote for each Preferred Unit owned by it.

(d) Meetings of the Holders may be called by Company and shall be held upon not less than five (5) Business Days nor more than sixty (60) days’ prior written notice of the time and place of such meeting delivered to each Holder entitled to vote on any matter to be voted upon, in the manner provided in Section 14.1. Notice of any meeting may be waived by any Holder before or after any meeting. Meetings of the Holders may be conducted in person or by conference telephone, videoconference or webcast facilities. For any meeting of Holders entitled to vote on any matter to be voted upon, the presence in person or by proxy of Holders representing at least a majority of the issued and outstanding Preferred Units entitled to vote thereon shall constitute a quorum for the transaction of any business. The affirmative vote of Holders representing at least a majority of the issued and outstanding Preferred Units entitled to vote thereon shall constitute approval of any action.

(e) Any action may be taken by the Holders without a meeting if authorized by the written consent of the Members holding Preferred Units sufficient to approve such action pursuant to the terms of this Agreement. In no instance where action is authorized by written consent will a meeting of Members be required to be called or notice be required to be given; provided, however, that a copy of the action taken by written consent must be promptly sent to all Holders and filed with the records of the Company.

6.4 Liquidation Rights

(a) In the event of any Liquidation of the Company, whether voluntary or involuntary, each Holder shall be entitled to receive, in respect of each Preferred Unit held by it, and to be paid out of the assets of the Company (or, if the Company does not have sufficient assets to pay the entire Liquidation Preference, the assets of the Parent) available for distribution to the Company’s members in preference to the holders of, and before any payment or distribution is made on, or assets set aside for, any Junior Share or Junior Units, the Liquidation Preference to which such Holder is entitled.

(b) In the event of any Liquidation of Parent, whether voluntary or involuntary, and whether or not there is a subsequent or concurrent Liquidation of the Company, each Holder shall be entitled to receive, in respect of each Preferred Unit held by it, and to be paid out of the assets of the Company (or, if the Company does not have sufficient assets to pay the entire Liquidation Preference, the assets of the Parent) available for distribution to the Company’s members in preference to the holders of, and before any payment or distribution is made on, or assets set aside for, any Junior Shares or Junior Units, the Liquidation Preference to which such Holder is entitled. In furtherance of the foregoing, the Company, the Board and all of the Members shall execute such documents and instruments and take such action as may be reasonably required to carry out the right of the Members holding Preferred Units set forth in this Section 6.4(b).

(c) Other than in connection with the Liquidation of its business, (i) neither the sale, conveyance, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all the assets or business of the Company or Parent or (ii) the merger or consolidation of the Company or Parent into or with any other Person, in each case shall be deemed to be a Liquidation, voluntary or involuntary, for the purposes of this Section 6.4.

(d) After the payment in full to the Holders of the amounts provided for in this Section 6.4, the Holders as such shall have no right or claim to any of the remaining assets of the Company in respect of their ownership of such Preferred Units. After the payment in full to the Holders of the amounts provided for in this Section 6.4, the Preferred Units shall be deemed to be redeemed for such amounts and automatically canceled, all distributions on the Preferred Units shall cease to accrue and all other rights with respect to the Preferred Units, including the rights, if any, to receive notices, will terminate.

(e) In the event the assets of the Company available for distribution to the Holders upon any Liquidation of the Company or Parent, whether voluntary or involuntary, shall be insufficient to pay in full all amounts to which such Holders are entitled pursuant to this Section 6.4 and the liquidating distributions payable to all holders of any Parity Units, the amounts distributed to the Holders and to the holders of all such Parity Units shall be paid, equally and ratably, in proportion to the full distributable amounts for which Holders of all Preferred Units and holders of any Parity Units are entitled upon such Liquidation assuming sufficient funds are available for the payment thereof in full and, for the avoidance of doubt, no such distribution shall be made on account of any Junior Shares or Junior Units. For the avoidance of doubt, no provision of this Section 6.4 shall prejudice or otherwise adversely affect the rights of Holders under the Exchange Agreement or the Guarantee Agreement, including to collect from Parent under the Guarantee Agreement all amounts to which such Holders are entitled pursuant to this Section 6.4.

6.5 Exchange

(a) The Holders shall have the right to exchange their Preferred Units, in whole or in part, for that number of whole Real Common Shares for each Preferred Unit equal to the quotient of (X) the Liquidation Preference then in effect, divided by (Y) the Exchange Price then in effect (such quotient, as applicable, the “Exchange Rate”), with such adjustment or cash payment for fractional shares as the Company may elect pursuant to Article VI. To exchange Preferred Units for Real Common Shares pursuant to this Section 6.5(a), such Holder shall give written notice (the “Optional Exchange Notice”) to the Company, which Optional Exchange Notice may, at the Holder’s discretion, be subject to one or more conditions precedent, including the completion of a Change of Control or other corporate transaction, as such Holder may specify (an “Exchange Condition”), signed and dated by such Holder or its duly authorized attorney or agent, stating that such Holder elects to so exchange Preferred Units and shall state therein:

(i) the number of Preferred Units to be exchanged;

(ii) the name or names in which such Holder wishes Real Common Shares to be delivered;

(iii) the Holder’s computation of the number of Real Common Shares to be received by such Holder;

(iv) the date on which the exchange shall be consummated (the “Optional Exchange Date”), being a Business Day not less than two (2) nor more than fifteen (15) Business Days after the date upon which the Optional Exchange Notice is received by the Company (such date of receipt, the “Optional Exchange Notice Date”) so long as and until any Exchange Condition is satisfied;

(v) the Exchange Price on the Optional Exchange Date; provided that should a Holder require Parent to provide the current Exchange Price, the Company shall cause Parent to promptly (and in any event within three (3) Business Days) provide the Holder with the current Exchange Price; and

(vi) the Securities Representations.

(b) If no Optional Exchange Date is specified in the Optional Exchange Notice, the Optional

Exchange Date shall be deemed to be the fifteenth (15th) Business Day after the Optional Exchange Notice Date, subject to the satisfaction of any applicable Exchange Condition. If an Optional Exchange Notice is sent by e-mail to the Company by 11:59 p.m. (Toronto time), such notice shall be deemed to have been received by the Company on the same day it is sent.

(c) On the earlier of (i) the listing of Real Common Shares on a nationally recognized stock exchange in the United States, (ii) Parent’s Market Capitalization equaling or exceeding $500,000,000 for a 30 day consecutive trading day period or (iii) immediately prior to a Change of Control (each being a “Forced Exchange Event”), the Company shall have the right to cause all, but not less than all, of the issued and outstanding Preferred Units to be exchanged for that number of whole Real Common Shares for each Preferred Unit equal to the Exchange Rate then in effect (a “Forced Exchange”); provided, however that in order for the Company to exercise such right on the Forced Exchange Date, Real Common Shares are listed and posted for trading on a Stock Exchange and no order ceasing or suspending trading in Real Common Shares or prohibiting the sale or issuance of Real Common Shares has been issued and no (formal or informal) proceedings for such purpose are pending or, to the knowledge of the Company or Parent, have been threatened.

To exchange Preferred Units for Real Common Shares pursuant to this Section 6.4(c), the Company shall give not less than forty-five (45) days’ written notice (the “Forced Exchange Notice” and the date of such notice, the “Forced Exchange Notice Date”) to each Holder stating that the Company elects to force the exchange of such Preferred Units pursuant to this Section 6.4(c) and shall state therein (i) the date on which the exchange shall be consummated (the “Forced Exchange Date”), which shall be a date no more than fifteen (15) Business Days following the date that is forty-five (45) days after the Forced Exchange Notice Date, (ii) the number of such Holder’s Preferred Units to be exchanged, if known, (iii) the Exchange Price on the Forced Exchange Date, (iv) the Company’s computation of the number of Real Common Shares to be received by the Holder, and (v) the Securities Representations.

(d) The Company shall deliver, or cause to be delivered, the Real Common Shares due upon exchange of the Preferred Units in accordance with Section 6.5(a) or Section 6.5(c), as applicable, so exchanged as of the Exchange Date (the “Exchange Common Shares”), prior to the commencement of trading on the Stock Exchange on which the Real Common Shares are then listed (the “Delivery Time”):

(i) the Company shall deliver, or cause to be delivered, the Exchange Common Shares (or, following a Capital Reorganization, the Reference Property) due upon exchange of the Preferred Units so exchanged therefor to the Person specified in accordance with Section 6.5(a)(ii) or otherwise notified to the Company as the Person in whose name such Exchange Common Shares or Reference Property is to be delivered (the “Recipient”); and

(ii) if a fraction of a Real Common Share would otherwise be due on exchange of one or more Preferred Units, the Company shall pay to the Holder an amount in cash (computed to the nearest cent) or round up to the nearest whole Real Common Share and deliver such share to the Recipient, in each case as determined in accordance with Section 6.6.

(e) As of the time immediately prior to the Delivery Time on the applicable Exchange Date, distributions shall cease to accrue on the Preferred Units so exchanged, including the rights, if any, to receive notices, will terminate, except only the right of Holders thereof to receive the number of whole Real Common Shares for which such Preferred Units have been exchanged, any cash payment in respect of fractional units in accordance with Section 6.8, and any Reference Property in accordance with Section 6.5(f)(iv). The Recipient shall be treated for all purposes as the record holder of the Exchange Common Shares and, to the extent applicable, Reference Property due upon exchange of the exchanged Preferred Units, as of the Delivery Time on such Exchange Date. Such delivery of Exchange Common Shares and/or Reference Property shall be made, at the option of the Holder by delivering a notice to the Company, either (x) through the facilities of CDS or (y) in certificated form. Any such certificates shall be mailed to the Recipient by mailing certificates evidencing the shares or other Reference Property to the Recipient at the address as set forth in the Optional Exchange Notice (or, in the case of a Forced Exchange Notice or if no such address is specified in an Optional Exchange Notice, in the records of the Company or as set forth in a notice from the Holder to the Company). In the event that a Holder shall not by written notice (in the Optional Exchange Notice or otherwise) to the Company designate the name in which Exchange Common Shares, Reference Property and cash to be delivered upon exchange of Preferred Units should be registered or paid, or the manner in which such Exchange Common Shares, Reference Property or cash should be delivered, the Holder shall be deemed to have selected delivery in certificated form and the Company shall be entitled to register such Exchange Common Shares and Reference Property to, and make such payment in the name of, the Holder and delivered to the address for the Holder shown on the records of the Company.

(f) The Exchange Price shall be subject to the following adjustments (except as provided in Section 6.5(g)):

(i) If, subsequent to the Issue Date, Parent pays a dividend (or other distribution) in Real Common Shares to the holders of Real Common Shares, in their capacity as holders of Real Common Shares, then the Exchange Price in effect immediately prior to the record date for such dividend (or distribution) shall be divided by the following fraction:

OS1

OS0

where

OS0	=	the number of Real Common Shares outstanding immediately prior to the close of business on the record date for such dividend or distribution; and

OS1	=

the sum of (A) the number of Real Common Shares outstanding immediately prior to the close of business on the record date for such dividend or distribution and (B) the total number of Real Common Shares constituting such dividend or distribution.

Subject to Section 6.5(h), any adjustment pursuant to this clause (i) shall be effective immediately after the close of business on the record date for such dividend or distribution.

(ii) [Intentionally deleted].

(iii) If, subsequent to the Issue Date, Parent subdivides, consolidates, combines or reclassifies Real Common Shares into a greater or lesser number of Real Common Shares, then the Exchange Price in effect immediately prior to the effective date of such share subdivision, consolidation, combination or reclassification shall be divided by the following fraction:

OS1

OS0

where

OS0	=	the number of Real Common Shares outstanding immediately prior to the effective date of such share subdivision, consolidation, combination or reclassification; and

OS1	=	the number of Real Common Shares outstanding immediately after the opening of business on the effective date of such share subdivision, consolidation, combination or reclassification.

Subject to Section 6.5(h), any adjustment pursuant to this clause (iii) shall be effective immediately upon the effective date of such share subdivision, consolidation, combination or reclassification.

(iv) In the case of: (A) any recapitalization, reclassification or change of Real Common Shares (other than changes provided for in Section 6.5(f)(iii)), (B) any consolidation, merger or combination involving Parent, (C) any sale, lease or other transfer to a third party of the consolidated assets of Parent and its Subsidiaries substantially as an entirety (excluding, in the case of (B) and (C), any transactions which would trigger a Forced Exchange as described in Section 6.5(c) above), or (D) any statutory share exchange, as a result of which Real Common Shares are converted into, or exchanged for, shares, other securities, other property or assets (including cash or any combination thereof) subsequent to the Issue Date (any such transaction or event referenced in clauses (A)-(D), a “Capital Reorganization”), then, at and after the effective time of such Capital Reorganization, the right to exchange each Preferred Unit shall be changed into a right to exchange such unit into the kind and amount of shares, other securities or other property or assets (or any combination thereof) that the Holder of such Preferred Unit would have received in such Capital Reorganization had such Holder exchanged its Preferred Units into the applicable number of Real Common Shares immediately prior to the effective date of the Capital Reorganization using the Exchange Rate applicable immediately prior to the effective date of such Capital Reorganization (such shares, securities or other property or assets, the “Reference Property”). If the Capital Reorganization causes Real Common Shares to be converted into, or exchanged for, the right to receive more than a single type of consideration (determined based in part upon any form of shareholder election), then the Reference Property into which the Preferred Units will be exchangeable shall be deemed to be the weighted average of the types and amounts of consideration received by the holders of Real Common Shares that affirmatively make such an election. The Parent or the Company shall notify Holders of such weighted average as soon as practicable after such determination is made. None of the foregoing provisions shall affect the right of a Holder to exchange its Preferred Units into Real Common Shares pursuant to Section 6.5(a) prior to the effective time of such Capital Reorganization. Notwithstanding Sections 6.5(f)(i) to (iii), no adjustment to the Exchange Price shall be made for any Capital Reorganization to the extent shares, securities or other property or assets become the Reference Property receivable upon exchange of Preferred Units (provided that, for the avoidance of doubt, following any Capital Reorganization, Sections 6.5(f)(i) to (iii) shall apply to any shares or securities constituting Reference Property). The Parent or the Company shall provide at least thirty (30) days’ written advance notice of any Capital Reorganization to each Holder prior to the consummation of such Capital Reorganization, the anticipated effective time thereof and the kind and amount of shares, securities or other property or assets that constitutes Reference Property. This Section 6.5(f)(iv) shall similarly apply to successive Capital Reorganizations and the other provisions of this Section 6.5(f) shall apply to any shares or securities constituting Reference Property in any such Capital Reorganization. The Parent and the Company shall not enter into any agreement for a transaction constituting a Capital Reorganization unless (A) such agreement provides for or does not interfere with or prevent (as applicable) exchange of Preferred Units into the Reference Property in a manner that is consistent with and gives effect to this Section 6.5(f)(iv), and (B) to the extent that Parent is not the surviving corporation in such Capital Reorganization or will be dissolved in connection with such Capital Reorganization, proper provision shall be made in the agreements governing such Capital Reorganization for the exchange of the Preferred Units into stock of the Person surviving such Capital Reorganization or such other continuing entity in such Capital Reorganization.

(v) Notwithstanding anything herein to the contrary, no adjustment under this Section 6.5(f) need be made to the Exchange Price unless such adjustment would require an increase or decrease thereto of at least $0.01. Any lesser adjustment shall be carried forward and shall be made and given effect immediately upon the earliest of the following: (A) at the time of and together with the next subsequent adjustment, if any, which, together with any adjustment or adjustments so carried forward, shall amount to an increase or decrease of at least $0.01 of the Exchange Price, (B) any Optional Exchange Notice Date or Forced Exchange Notice Date or (C) the date of notice by Parent or the Company to the Holders of any Capital Reorganization as required by Section 6.5(f)(iv).

(vi) After an adjustment to the Exchange Price under this Section 6.5(f), any subsequent event requiring an adjustment to the Exchange Price under this Section 6.5(f) shall cause an adjustment to each such Exchange Price as so adjusted. For the avoidance of doubt, if an event occurs that would trigger an adjustment to the Exchange Price pursuant to this Section 6.5(f) under more than one subsection hereof, such event, to the extent fully taken into account in a single adjustment, shall not result in multiple adjustments hereunder; provided, however, that if more than one subsection of this Section 6.5(f) is applicable to a single event, the subsection shall be applied that produces the largest decrease in the Exchange Price (or if there is no such decrease, if applicable, the smallest increase in the Exchange Price).

(vii) Notwithstanding any other provisions of this Section 6.5(f), rights, options or warrants distributed by Parent to holders of Real Common Shares, in their capacity as holders of Real Common Shares, entitling the holders thereof to subscribe for or purchase shares in the capital of Parent (either initially or under certain circumstances), which rights, options or warrants, until the occurrence of a specified event or events (“Trigger Event”): (A) are deemed to be transferred with such Real Common Shares; (B) are not exercisable; and (C) are also issued in respect of future issuances of Real Common Shares, shall be deemed not to have been distributed for purposes of this Section 6.5(f) (and no adjustment to the Exchange Price under this Section 6.5(f) will be required) until the occurrence of the earliest Trigger Event, whereupon such rights, options and warrants shall be deemed to have been distributed and an appropriate adjustment (if any is required) to the Exchange Price shall be made under Section 6.5(f)(ii). In addition, in the event of any distribution (or deemed distribution) of rights, options or warrants, or any Trigger Event or other event with respect thereto that was counted for purposes of calculating a distribution amount for which an adjustment to an Exchange Price under this Section 6.5(f) was made and (A) any such rights, options or warrants shall all have been redeemed, repurchased or forfeited at a price per right or warrant of less than C$0.0001 without exercise by any holders thereof, or (B) any such rights, options or warrants shall all have expired or been terminated without exercise thereof, such Exchange Price shall be readjusted as if such redeemed, repurchased, forfeited, expired or terminated rights, options or warrants had not been issued. To the extent that Parent has a rights plan or agreement in effect upon exchange of the Preferred Units, which rights plan provides for rights, options or warrants of the type described in this clause, then upon exchange of Preferred Units the Holder will receive, in addition to Real Common Shares to which the Holder is entitled, a corresponding number of rights in accordance with the rights plan, unless a Trigger Event has occurred and the adjustments to the Exchange Price with respect thereto have been made in accordance with the foregoing.

(viii) Notwithstanding anything to the contrary herein, in no event will the Exchange Price be increased pursuant to this Section 6.5(f), other than pursuant to Section 6.5(f)(iii).

(g) Notwithstanding anything to the contrary in Section 6.5(f), if the Holders are entitled to participate in a distribution or transaction to which Section 6.5(f)(ii) applies as if they held a number of Real Common Shares issuable upon exchange of the Preferred Units immediately prior to such event, without having to exchange their Preferred Units, then no adjustment under Section 6.5 need be made to the Exchange Price.

(h) Notwithstanding anything to the contrary herein, if Parent shall fix a record date for the purpose of determining the holders of its Real Common Shares entitled to receive a dividend or other distribution, and shall thereafter (and before the dividend or distribution has been paid or delivered to shareholders) abandon its plan to pay or deliver such dividend or distribution, then thereafter no adjustment in any Exchange Price then in effect shall be required by reason of the fixing of such record date.

(i) Upon any increase or decrease in the Exchange Price, then, and in each such case, the Company promptly (but in any event within five (5) Business Days of any such adjustment) shall deliver to each Holder a certificate signed by an Officer, setting forth in reasonable detail the event requiring the adjustment and the method by which such adjustment was calculated and specifying the increased or decreased Exchange Price then in effect following such adjustment and the effective time thereof.

(j) The delivery of evidence of deposit with CDS (or, if desired by the applicable Holder, certificates) for Real Common Shares upon the exchange of Preferred Units shall each be made without charge to the Holder or recipient of Preferred Units for such evidence or certificates or for any stock transfer or similar tax (other than income or similar taxes) in respect of the issuance or delivery of such evidence or certificates, and such evidence or certificates shall be recorded or delivered, as the case may be, in the respective names of, or in such names as may be directed by, the applicable Holder; provided, however, that the Company shall not be required to pay any tax which may be payable in respect of any transfer involved in the delivery of any such evidence of, or certificate representing, Real Common Shares in a name other than that of the Holder of the relevant Preferred Units and the Company shall not be required to deliver any such evidence or certificate unless or until the Person or Persons requesting the delivery thereof shall have paid to the Company the amount of such tax or shall have established to the reasonable satisfaction of the Company that such tax has been paid.

6.6 No Fractional Shares. No fractional Real Common Shares or securities representing fractional Real Common Shares shall be delivered upon exchange, whether voluntary or mandatory, or in respect of dividend payments made in Real Common Shares on the Preferred Units. Instead, the Company may elect to either make a cash payment to each Holder that would otherwise be entitled to a fractional share (based on the Closing Sale Price of such fractional share determined as of the Trading Day immediately prior to the payment thereof, converted to U.S. dollars at the applicable FX Rate) or, in lieu of such cash payment, round up to the next whole share the number of Real Common Shares to be delivered to any particular Holder upon exchange.

6.7 Uncertificated Units. The issuance of Preferred Units shall be reflected in the books and records of the Company, and shall not be represented by any certificate.

6.8 Miscellaneous.

(a) Preferred Units that have been issued and reacquired by the Company in any manner (upon compliance with any applicable provisions of the laws of Delaware) shall upon such reacquisition be automatically cancelled by the Company and shall not be reissued.

(b) The Preferred Units shall be issuable only in whole units.

(c) All payments required hereunder shall be made by wire transfer of immediately available funds to the Holders in accordance with the payment instructions as such Holders may deliver by written notice to the Company from time to time.

(d) Notwithstanding anything to the contrary herein, whenever the Board, or the board of directors of Parent, is permitted or required to determine fair market value, such determination shall be made reasonably and in good faith.

(e) Notwithstanding any other provision hereof, the Company may deduct or withhold from any payment, distribution, issuance or delivery (whether in cash or in shares) to be made pursuant to these share provisions any amounts required or permitted by law to be deducted or withheld from any such payment, distribution, issuance or delivery and shall remit any such amounts to the relevant tax authority as required. Notwithstanding the foregoing, the amount of any payment, distribution, issuance or delivery made to a Holder pursuant to this Article VI shall be considered to be the amount of the payment, distribution, issuance or delivery received by such Holder plus any amount deducted or withheld pursuant to this Section 6.8(e).

(f) Any amendment, modification or alteration of the rights, preferences, privileges or voting powers of the Preferred Units shall, solely to the extent required by the applicable rules and regulations of the TSXV, be subject to the approval of the TSXV for as long as Real Common Shares are listed for trading thereon.

ARTICLE VII

ALLOCATIONS AND DISTRIBUTIONS

7.1 Allocations of Net Profits and Net Losses. The Company shall be treated as a disregarded entity for U.S. federal, state and local tax purposes. In the event the Company is instead treated as a partnership for U.S. federal, state or local tax purposes:

(a) Allocations to Capital Accounts. Except as otherwise provided herein and after applying Section 7.2, each item of income, gain, loss, deduction and credit of the Company (determined in accordance with U.S. tax principles as applied to the maintenance of capital accounts) shall be allocated among the Capital Accounts of the Members with respect to each Fiscal Year, as of the end of such Fiscal Year, in a manner that after giving effect to Section 7.2 and all distributions through the end of such Fiscal Year, the Capital Account balance of each Member, immediately after making such allocation, is, as nearly as possible, equal to (i) the amount such Member would receive pursuant to Sections 6.2 and 7.4 if all assets of the Company on hand at the end of such Fiscal Year were sold for cash equal to their book value (as determined for Capital Account purposes), all liabilities of the Company were satisfied in cash in accordance with their terms (limited with respect to each nonrecourse liability (within the meaning set forth in Treasury Regulations Section 1.704-2(b)(3)) to the book value of the assets securing such liability), and all remaining or resulting cash was distributed, in accordance with Sections 6.2 and 7.4, to the Members immediately after making such allocation, minus (ii) such Member’s share of partnership minimum gain (as defined in Treasury Regulations Section 1.704-2(b)(2)) and member minimum gain (as defined in Treasury Regulation Section 1.704-2(i)), computed immediately prior to the hypothetical sale of assets.

(b) Construction. The allocations set forth in Section 7.1(a) and Section 7.2 are intended to comply with certain requirements of the Regulations. Notwithstanding the other provisions of this Article VII, the Board shall be authorized to make, subject to the rights of the Holders under Section 6.3(b), appropriate amendments to the allocations of items of income, gain, loss, deduction and credit pursuant to this Agreement (i) in order to comply with Section 704 of the Code or applicable Regulations, (ii) to allocate properly items of income, gain, loss, deduction and credit to those Members who bear the economic burden or benefit associated therewith, or (iii) to otherwise cause the Members to achieve the economic objectives underlying this Agreement and the Purchase Agreement as determined by the Board. The Board also shall (A) make any adjustments that are necessary or appropriate to maintain equality between the Capital Accounts of the Members and the amount of Company capital reflected on the Company’s balance sheet, as computed for book purposes, in accordance with Regulations Section 1.704- 1(b)(iv)(g), and (B) make any appropriate modifications in the event unanticipated events might otherwise cause this Agreement not to comply with Regulations Section 1.704- 1(b). Without limiting the foregoing, and notwithstanding Section 7.1(a) and Section 7.2, but subject to the Regulatory Allocations, items of income, gain, loss, deduction and credit of the Company shall be allocated among the Members so as to eliminate the effect of the Regulatory Allocations and thereby cause the respective Capital Account balances of the Members to be in the amounts (or as close thereto as possible) they would have been if items of income, gain, loss, deduction and credit of the Company had been allocated without reference to the Regulatory Allocations. In general, the Members anticipate that this shall be accomplished by specially allocating other items of income, gain, loss, deduction and credit of the Company among the Members so that the net amount of Regulatory Allocations and such special allocations to each such Member is zero.

(c) Tax Allocations. All items of income, gain, loss, deduction and credit of the Company shall be allocated among the Members, for federal, state, and local income tax purposes, in the same manner as such income, gain, loss, deduction and credit is allocated among such Members pursuant to Sections 7.1(a) and 7.2 (taking into account Section 7.1(b)) except as may otherwise be provided herein or by the Code, the Regulations, or other applicable Law (in which case the Company’s subsequent income, gains, losses, deductions and credits will be allocated among the Members so as to reflect as nearly as possible the allocation set forth herein in computing their Capital Accounts). The Board shall have the power to make such allocations and to take any and all action necessary under the Code and the Regulations thereunder, or other applicable Law, to effect such allocations.

7.2 Special Allocations. The Company shall be treated as a disregarded entity for U.S. federal, state and local tax purposes. In the event the Company is instead treated as a partnership for U.S. federal, state or local tax purposes:

(a) Regulatory Compliance. The provisions of Sections 5.4, 7.1, this Section 7.2 and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Regulation Section 1.704-1(b) and shall be interpreted and applied in a manner consistent with such Regulation. In furtherance of the foregoing, the provisions of Section 704 of the Code and the Regulations thereunder addressing qualified income offset, minimum gain chargeback requirements and allocations of deductions attributable to nonrecourse debt and partner nonrecourse debt (as defined in Regulation Section 1.704-2(b)(4)), are hereby incorporated by reference (the “Regulatory Allocations”).

(b) Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b), Code Section 732(d), or Code Section 743(b) is required, pursuant to Regulations Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specially allocated to the Members in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such Regulation.

(c) Other Allocation Rules.

(i) All items of income, gain, loss, deduction and credit of the Company shall be allocated among the Members as provided in this Article VII. If Members are admitted to the Company on different dates during any Fiscal Year, or the interests of the Members fluctuate during a Fiscal Year, items of income, gain, loss, deduction and credit of the Company shall be allocated among the Members for such Fiscal Year in accordance with Code Section 706 and the Regulations thereunder.

(ii) The Members are aware of the income tax consequences of the allocations made by this Article VII and hereby agree to be bound by the provisions of this Article VII in reporting their shares of income and loss for income tax purposes.

7.3 No Right to Distributions. No Member shall have the right to demand or receive Distributions of any amount, except as expressly provided in this Article VII.

7.4 Distributions

(a) General. Distributions shall be made to the Holders in accordance with Section 6.2 and 6.4; provided that, in the case of a Liquidation, any proceeds in respect of such Liquidation shall be distributed as promptly as practicable following receipt thereof.

(b) Method. All distributions within a class of Units shall be pro rata in proportion to the respective Percentage Interests on the applicable record date for such distribution.

(c) [Intentionally omitted.]

(d) Set-Off. The payment of Distributions to a Member pursuant to this Section 7.4 shall not be subject to any set-off, counterclaim, recoupment, defense, or other right that the Company or any Company Subsidiary may have against the Member, other than (i) as otherwise required under applicable Law, or (ii) as expressly contemplated by Sections 7.5(a) and 8.3(e); provided that a Member may, in its sole discretion, elect in writing to direct payment of all or a part of any Distribution to which such Member is entitled to another Person, and may direct payment of all or a part of any Distribution to the Company in satisfaction of any obligation such Member has to the Company. Notwithstanding that a Distribution is offset or payment of such Distribution is directed to another Person, in each case, pursuant to this Section 7.4(d), income shall be allocated as if such Distribution was received by the Member otherwise entitled to receive such Distribution.

7.5 Withholding.

(a) General. The Company is hereby authorized and directed to withhold from any Distribution made to a Member the amount of taxes required to be withheld or paid by the Company under applicable Law with respect to any allocations or Distributions to such Member as levied by any federal, state, local or foreign taxing authority (collectively, “Withholding Taxes”) and to take any and all other actions that it determines to be necessary or appropriate to ensure that the Company and each of the Company Subsidiaries satisfies its withholding, reporting and tax payment obligations under any applicable Law. Notwithstanding the foregoing, if Withholding Tax is payable or levied solely because the Company is, or is deemed to be resident in Canada for tax purposes, the Company and Parent shall indemnify and save the Investor Members harmless for any Withholding Tax, including any interest, penalties and additions to tax related thereto. Subject to the following sentence, any amount withheld pursuant to this Section 7.5(a) or any amounts withheld with respect to payments or allocations to the Company, in each case, in respect of some but not all Members, shall be treated as a Distribution to such Member under Section 7.4(b) or 7.4(c), as applicable, and shall reduce the amount otherwise distributable to such Member thereunder. If Distributions under Section 7.4(b) or 7.4(c) are insufficient to cover the amount of taxes required to be withheld or paid by the Company pursuant to this Section 7.5, the Member to which such taxes relate shall be obligated to indemnify the Company for such taxes in excess of Distributions within 30 days upon receipt notice from the Company demanding such payment. Neither the Company nor the Board shall be liable for any excess taxes withheld in respect of any distribution or allocation of income or gain to a Member and the event of an overwithholding, a Member’s sole recourse shall be to apply for a refund from the appropriate taxing authority; provided, that such overwithholding was done in good faith by the Company. For the avoidance of doubt, the indemnity contained in this Section 7.5(a) shall survive the termination of this Agreement until the expiration of the applicable statute of limitations.

(b) Assistance. The Company shall use commercially reasonable efforts to, upon receipt of a written request from any Member, and at such Member’s sole expense, provide such information to such Member as is reasonably necessary to assist such Member in making any necessary filings, applications or elections to obtain any available exemption from, reduction of or any available refund of, any withholding imposed by any taxing authority with respect to amounts distributable or items of income allocable to such Member hereunder, but only to the extent it would not impose any incremental unreimbursed cost or expense on, or otherwise adversely affect, the Company, the Company Subsidiaries or any other Member (or its respective Affiliates, partners, members, shareholders, or owners). Each Member shall provide all information and forms reasonably requested by the Company in order for the Company to ensure that it and the Company Subsidiaries satisfy the obligations contemplated by Section 7.5(a) and this Section 7.5(b) (and shall reimburse the Company for all reasonable costs and expenses incurred in connection with such obligations that were requested by such Member or its direct or indirect partners, owners or members); provided, that, without limitation of the Company’s right to withhold on Distributions under Section 7.5(a), nothing in Section 7.5 shall require Holder to provide identifying information with respect to its direct or indirect partners, owners or members.

7.6 Restrictions on Distributions. The foregoing provisions of this Article VII to the contrary notwithstanding, no Distribution shall be made if, and for so long as, such Distribution would violate any Law then applicable to the Company.

7.7 Determinations by the Board. Subject to the rights of Holders under Section 6.3(b), all matters concerning the computation of Capital Accounts, the allocation of items of Company income, gain, loss, deduction and expense for all purposes of this Agreement and the adoption of any accounting procedures not expressly provided for by the terms of this Agreement shall be determined by the Board.

ARTICLE VIII

ACCOUNTS

8.1 Books. The Board shall cause to be maintained complete and accurate books of account of the Company’s affairs at the Company’s principal place of business. Such books shall be kept and prepared in conformity with IFRS. The Company’s accounting period shall be as determined by the Board.

8.2 Reports.

(a) Tax Reporting. The Company shall be treated as a disregarded entity for U.S. federal, state and local tax purposes and shall use reasonable efforts to prepare and file an IRS Form 5472 if required under U.S. tax law. In the event the Company is instead treated as a partnership for U.S. federal, state or local tax purposes, the books of account of the Company shall be closed after the close of each calendar quarter and each Fiscal Year, and the Company shall cause the Accounting Firm to prepare, and following such preparation, the Company shall: (i) use commercially reasonable efforts to send to each Member, to the extent reasonably practicable, an estimated Schedule K-1 by March 15 following the close of any Fiscal Year, in each case, prepared on the basis of such information as is reasonably available to the Company at the relevant time, and (ii) shall send a final Schedule K-1 by May 31 following the close of any Fiscal Year (which Schedule K-1s shall also include all relevant state and local tax information).

(b) Tax Preparation. The tax returns and all associated items shall be prepared by the Accounting Firm.

8.3 Tax Matters. The Company shall be treated as a disregarded entity for U.S. federal, state and local tax purposes. In the event the Company is instead treated as a partnership for U.S. federal, state or local tax purposes:

(a) Parent or its delegate is hereby designated as the initial Company Representative. The Board is hereby authorized to revoke the designation of any Person as the Company Representative and designate any replacement Company Representative with respect to any tax year of the Company, in each case, subject to the approval of the Investor Members. Each Member hereby consents to the designation of the Company Representative in accordance with this Agreement and agrees that upon the request of the Company Representative, it will execute, certify, acknowledge, swear to, file and record at the appropriate public offices such documents as may be necessary or appropriate to evidence such consent. Subject to the rights of the Holders set forth in Section 6.3(b), each Member agrees to take, and the Board is authorized to take (or cause the Company to take), such other actions as may be necessary or advisable pursuant to Regulations or other IRS or Treasury guidance or state or local Law to cause such designations. The Board (i) shall notify each Member of the identity of the Company Representative if other than as set forth above and (ii) shall cause the Company Representative (if it is not a Member) to agree in writing to be bound by the terms of this Agreement solely as they relate to the powers and duties of the Company Representative (and the limitations thereon pursuant to this Agreement) in such capacity.

(b) Subject to the consent rights of the Holders set forth in Section 6.3(b) and Section 8.3(a), the Company Representative shall be permitted to take any and all actions under the BBA Rules, and shall have any and all powers necessary to perform fully in such capacity. Further, the authority of the Company Representative shall include the authority to represent the Company before taxing authorities and courts in tax matters, including audits or administrative or judicial proceedings, affecting the Company, the Company Subsidiaries and the Members in their capacity as such (“Tax Contests”), and the authority to make any election under the BBA Rules, including the election under Section 6226 of the Code or similar provision of state or local Law, in connection with any Tax Contest. If the Company Representative causes the Company to make an election under Section 6226 of the Code, the Members covenant to take into account, report, and pay (or reimburse the Company for) the tax liability and any interest and penalties related to any adjustment, determined in accordance with Section 6226 of the Code and any Treasury Regulations adopted therewith (the “Section 6226 Adjustments”), to their items for the reviewed year (as defined under the BBA Rules) as notified to them by the Company Representative on behalf of the Company in the statement described above. Any Member which fails to report and/or pay (or reimburse the Company for) its share of tax liability and interest and penalties related to such Section 6226 Adjustments on its U.S. federal income tax return for its taxable year including the date of any such statement shall indemnify and hold harmless the Company and the other Members against any tax, interest and penalties collected from the Company as a result of such Member’s inaction, together with interest thereon. If no election under Section 6226 is made, then each Member agrees to indemnify the Company for the portion of any “imputed underpayment” that is attributed to such Member, as determined by the Company Representative in its reasonable judgement. Each Member agrees that any action taken by the Company Representative (or its representatives) in its capacity as such in connection with Tax Contests that does not violate this Agreement shall be binding upon the Members. Each Member agrees that such Member shall notify the Company Representative in a timely manner of its intention to file a notice of inconsistent treatment with respect to a Company item.

(c) In the event that the Investor Members are treated as partners in the Company for U.S. federal, state or local tax purposes, and if any Entity Taxes are imposed on or otherwise payable by the Company (including the Company’s share of Entity Taxes imposed on any Company Subsidiary):

(i) The Board shall (i) notify the Members in a timely manner, and (ii) allocate among the Members such Entity Taxes in a manner that takes into account any modifications attributable to a Member pursuant to the BBA Rules (if applicable). To the extent that a portion of the Entity Taxes for a prior year relates to a former Member (or to a Member whose Percentage Interest differs from its Percentage Interest in the subject year of the Tax Contest), the Board may require such former Member or Member to pay to the Company an amount equal to its allocable portion of such Entity Taxes (which shall not be treated as a Capital Contribution, which shall not impact the Percentage Interest of such former Member or Member and which shall result in no additional Units being issued to such former Member or Member in respect thereof). Notwithstanding the foregoing, if the Board determines that seeking a payment from a former Member is not practicable or that seeking such payment has failed, the Board may require the Substitute Member that acquired directly or indirectly from such former Member the interest in the Company associated with such portion of the Entity Taxes to pay such amount or to pay such amount from the funds of the Company. Each Member acknowledges and agrees that the Board and the Company Representative shall be permitted to take any actions to reduce or avoid Entity Taxes being imposed on the Company or any Company Subsidiary. Notwithstanding the foregoing, if Entity Taxes are payable or levied solely because the Company is, or is deemed to be, resident in Canada for tax purposes, the Company and Parent shall indemnify and save the Investor Members harmless for any Entity Taxes, including any interest, penalties and additions to tax related thereto. The indemnification contained in this Section 8.3(c)(i) shall survive the termination of this Agreement until the expiration of the applicable statute of limitations.

(ii) Each Member (including former Members, if applicable) shall pay to the Company in immediately available funds by wire transfer its share of any Entity Tax imposed on or otherwise payable by the Company (including the Company’s share of Entity Taxes imposed on any Company Subsidiary) within ten (10) days following written notice by the Company that payment of such amounts to the appropriate governmental authority is due. Such payment shall not increase such Member’s (or former Member’s) Capital Contribution, shall not impact the Percentage Interest of such Member (or former Member) and shall result in no additional Units being issued to such Member (or former Member) in respect thereof, and any such payment shall be payable notwithstanding the termination of the Company. In lieu of the foregoing, the Company may pay any Entity Tax imposed on or otherwise payable by the Company (including the Company’s share of Entity Taxes imposed on any Company Subsidiary) and treat such payment, to the extent such payment is allocable to a Member pursuant to Section 8.3(d), as an amount actually distributed to the applicable Members pursuant to Section 7.4(b) or 7.4(c) (as determined at the time paid or withheld). For purposes of this Section 8.3(e), an amount shall be considered paid or withheld if, and at the time, remitted to a governmental agency without regard to whether the remittance occurs at the same time as the distribution or allocation to which it relates; provided that an amount actually withheld from a specific distribution or designated by the Board as withheld with respect to a specific allocation shall be treated as if it were distributed at the time such distribution or allocation occurs. Notwithstanding anything to the contrary in this Agreement, the Board may offset Distributions to which a Person is otherwise entitled under this Agreement against such Person’s obligation to indemnify the Company under Sections 8.3(d) and this Section 8.3(e). If a Member reimburses its share of an Entity Tax by having the amount of a Distribution (or Distributions) reduced as described in the preceding two sentences, for all other purposes of this Agreement, such Member shall be treated as having received all Distributions (whether before or upon termination) unreduced by the amount of such Entity Tax and interest thereon. For the avoidance of doubt, any taxes, penalties and interest payable under the BBA Rules by the Company shall be treated as specifically attributable to the Members, and the Board shall use commercially reasonable efforts to allocate the burden of (or any diminution in distributable proceeds resulting from) any such taxes, penalties or interest to those Members to whom such amounts are specifically attributable (whether as a result of their status, actions, inactions or otherwise); provided that no Member shall be responsible for any such penalties, additions to tax or interest that resulted from the willful misconduct or gross negligence of the Company Representative.

(d) Subject to the consent rights of the Holders set forth in Section 6.3(b), all tax elections required or permitted to be made by the Company shall be made in such manner as reasonably determined by the Board or Company Representative. Each Member shall cooperate with the Board, the Company Representative and the Company and provide the Company Representative and the Company with any tax information reasonably requested, in each case, so that the Company Representative or the Company can implement the provisions of this Section 8.3 (including by making any election permitted hereunder), can file any tax return of the Company, and can conduct any Tax Contest or similar proceeding of the Company. Each of the Members irrevocably waives any rights to information from the Company provided under Section 18-305 of the Act; provided that, for the avoidance of doubt, the foregoing waiver shall not limit any rights to information expressly set forth in this Agreement or as otherwise agreed to between a Member and the Company.

(e) The Company Representative shall be entitled to expend Company funds, or to be reimbursed by the Company, for all reasonable costs and expenses incurred in acting as the Company Representative, including for professional services, and nothing herein will be construed to restrict the Company from engaging an accounting firm or legal counsel to assist the Company Representative in discharging its duties hereunder. Without duplication of the foregoing, promptly following the written request of the Company Representative, the Company shall, to the fullest extent permitted by Law, reimburse and indemnify the Company Representative for all reasonable expenses, including reasonable legal and accounting fees, claims, liabilities, losses and damages incurred by the Company Representative in connection with the exercise of its rights and fulfillment of its duties as such.

(f) The provisions of Section 8.3 and 7.5(a) shall be interpreted to apply to Members and former Members (and their transferees) and the provisions of this Section 8.3 shall survive the termination of this Agreement and the Liquidation and termination of the Company, and to the maximum extent not prohibited by applicable Law, for this purpose, the Company shall be treated as continuing in existence.

8.4 Fiscal Year. The fiscal year of the Company (the “Fiscal Year”) for financial statement purposes shall be determined by the Board from time to time, and shall initially be the fiscal year ending December 31; provided that any change to the Fiscal Year shall require the Requisite Holder Consent.

8.5 Tax Treatment. For all U.S. federal, state and local tax purposes, the Investor Members shall be treated as owners of stock of Parent, and shall not be treated as economic Members of the Company.

ARTICLE IX

TRANSFER OF UNITS IN THE COMPANY

9.1 Lock-Up and Other Transfer Restrictions.

(a) Lock-Up and Transfer Restrictions. Until the twelve month anniversary of the Effective Date, each Investor Member shall hold its Preferred Units and shall not Transfer any of such Preferred Units or any right or interest therein, other than Transfers (i) to a Permitted Transferee, (ii) with the prior written consent of the Parent Members, and (iii) in connection with a bona fide margin loan of such Investor Member or any Transfers by the applicable lender upon the exercise of any related foreclosure right or remedy. So long as any Preferred Units are outstanding, each Parent Member shall hold its Common Units and shall not Transfer any of such Common Units or any right or interest therein, other than Transfers with the Requisite Holder Consent, which Requisite Holder Consent shall not be unreasonably withheld or delayed in the case of a Transfer to an Affiliate where the Common Units remain indirectly wholly-owned by Parent.

(b) Transfers in Violation. Any attempted Transfer of Units by any Member, other than in strict accordance with this Article IX, shall be null and void ab initio and the purported transferee shall have no rights as a Member or Assignee hereunder. No Member shall intentionally avoid the provisions of this Agreement by making one or more Transfers to one or more Permitted Transferees and then disposing of all or any portion of such party’s interest in any such Permitted Transferee, and any such Transfer or attempted Transfer in violation of this covenant shall be null and void ab initio.

(c) Authorized Transfer. Any Transfer allowed under this Section 9.1, including any Transfer occurring after the twelve month anniversary of the Effective Date, is referred to herein as an “Authorized Transfer.”

9.2 Conditions to Authorized Transfers.

(a) Without limiting the restrictions on Transfer and other terms of Section 9.1, a Member shall be entitled to make an Authorized Transfer only upon satisfaction of each of the following conditions, unless waived by the Board:

(i) such Transfer does not require the registration or qualification of such Units pursuant to any applicable federal, state or provincial securities Laws;

(ii) such Transfer does not result in a violation of applicable Laws;

(iii) such Transfer would not, in the opinion of legal counsel to the Company, cause any portion of the assets of the Company to constitute assets of any employee benefit plan pursuant to Department of Labor Regulations Section 2510.2-101, as modified by Section 3(42) of ERISA as may be amended form time to time;

(iv) such Transfer is not made to any Person who, at the time of such Transfer, lacks the legal right, power or capacity to own Units;

(v) such Transfer does not cause the Company to become a reporting company under the Exchange Act;

(vi) if such Transfer is to a U.S. Person, such Transfer is to an “accredited investor” (as defined in Regulation D promulgated under the Securities Act) and would not disqualify the Company from being able to rely on Rules 506(b) or 506(c) of Regulation D under the Securities Act;

(vii) such Transfer is not made to any Person who would subject the Company to the “bad actor” disqualification provisions in Rule 506(d) of Regulation D of the Securities Act; and

(viii) the Board receives written instruments that are in a form reasonably satisfactory to the Board and the Company Representative (including (A) copies of any instruments of Transfer, and (B) such Assignee’s consent to be bound by this Agreement as an Assignee).

9.3 Effect of Transfers. Upon any Transfer effected in compliance with this Article IX, unless otherwise expressly set forth in this Agreement, the Assignee of the transferred Units shall become a Substitute Member and shall be entitled to receive the Distributions and allocations of income, gain, loss, deduction, credit or similar items to which the transferring Member would be entitled with respect to such Units and be entitled to exercise any of the other rights of a Member with respect to the transferring Member’s Units.

9.4 Admission of Assignees as Substitute Members. Unless otherwise expressly set forth in this Agreement, an Assignee of all or any portion of the Units of a Member shall become a Substitute Member of the Company.

9.5 Cessation of Member.

(a) Events Resulting in Cessation of Member. Any Member shall cease to be a Member of the Company upon the earliest to occur of any of the following events:

(i) such Member’s withdrawal from the Company pursuant to Section 9.6(a);

(ii) as to any Member that is not an individual, the filing of a certificate of dissolution, or its equivalent, for such Member;

(b) Upon any Member ceasing to be a Member pursuant to Section 9.5(a), such Member or its successor in interest shall become an Assignee of its Units, entitled to receive the Distributions and allocations of income, gain, loss, deduction, credit or similar items to which such Member would have been entitled as a Member with respect to such Units but shall not be entitled to exercise any of the other rights of a Member in, or have any duties or other obligations of a Member with respect to, such Units unless and until the Board has consented in writing to such Assignee being admitted as a Substitute Member. No such Member shall have a right to a return of its Capital Contribution.

9.6 Withdrawal of Members Upon Transfer.

(a) If a Member has Transferred all of its Units in one or more Authorized Transfers or otherwise in compliance with this Agreement, then such Member shall withdraw from the Company on the date upon which each Assignee of such Units has been admitted as a Substitute Member, and such Member shall no longer be entitled to exercise any rights or powers of a Member under this Agreement.

(b) No Member shall have the right to withdraw from the Company other than pursuant to Section 9.6(a).

9.7 After-Acquired Securities. All of the provisions of this Agreement shall apply to all of the Units now owned or which may be issued or transferred hereafter to a Member in consequence of any additional issuance, purchase, exchange or reclassification of any of such Units, corporate reorganization, or any other form of recapitalization, consolidation, merger, share split or share dividend, or which are acquired by a Member in any other manner.

ARTICLE X

EVENTS OF DISSOLUTION

10.1 Dissolution. Subject to Section 6.3(b), the Company shall be dissolved upon the affirmative vote or consent of Members owning Voting Units representing at least a Majority Interest, and the Requisite Holder Consent (each, an “Event of Dissolution”). The Members hereby agree that the Company shall not dissolve prior to the occurrence of an Event of Dissolution and that no Member shall seek a dissolution of the Company under Section 18-802 of the Act. No other event, including the retirement, withdrawal, insolvency, liquidation, dissolution, insanity, resignation, expulsion, bankruptcy, death, incapacity or adjudication of incompetency of a Member, shall cause the existence of the Company to terminate.

ARTICLE XI

TERMINATION

11.1 Liquidation. If an Event of Dissolution shall occur, then the Company shall be liquidated and its affairs shall be wound up. All proceeds from such liquidation shall be distributed as set forth below, in accordance with the provisions of Section 18-804 of the Act:

(a) to creditors, including Members who are creditors to the extent permitted by Law, in satisfaction of the Company’s liabilities; and

(b) then, to the Members in accordance with Section 6.4.

11.2 Final Accounting. In the event of the dissolution of the Company, prior to any liquidation, (i) a proper accounting shall be made to the Members from the date of the last previous accounting to the date of dissolution and (ii) a final allocation of all items of income, gain, loss, deduction and credit in accordance with Article VII, only in the event that the Company is considered a partnership for U.S. tax purposes, shall be made in such a manner that, immediately before distribution of assets pursuant to Section 12.1(b), the positive balance of the Capital Account of each Member shall, to the greatest extent possible, be equal to the net amount that would so be distributed to such Member (and any non-cash assets to be distributed will first be written up or down to their fair market value, thus creating hypothetical gain or loss (if any), which resulting hypothetical gain or loss shall be allocated to the Members’ Capital Accounts in accordance with the requirements of Treasury Regulation Section 1.704-1(b) and other applicable provisions of the Code and this Agreement).

11.3 [Intentionally Omitted]

11.4 Cancellation of Certificate.Upon the completion of the winding up of the Company’s affairs and distribution of the Company’s assets, the Company shall be terminated and the Members shall cause the Company to execute and file a Certificate of Cancellation in accordance with Section 18-203 of the Act.

ARTICLE XII

EXCULPATION AND INDEMNIFICATION

12.1 Exculpation. Notwithstanding any other provisions of this Agreement, whether express or implied, or obligation or duty at Law or in equity, none of (a) the Members, the Directors or the Company Representative, any officers, directors, managers, stockholders, partners, members, employees, representatives or agents of any of the foregoing, any director, manager, officer, employee, representative or agent of the Company or any of its Affiliates, any Parent Related Party or any Investor Related Party (collectively, the “Covered Persons”) or (b) any former Covered Person, shall be liable to the Company or any Member for any act or omission in relation to the Company, any Company Subsidiary, this Agreement, the management or administration of the Company or any Company Subsidiary or in connection with the business or affairs of the Company or any Company Subsidiary or the activities of such Covered Person taken or omitted in good faith by a Covered Person on behalf of the Company or any Company Subsidiary; provided that a court of competent jurisdiction shall not have determined that such act or omission constitutes (i) fraud, willful misconduct, bad faith or gross negligence, or (ii) a criminal act by such Person that such Person had no reasonable cause to believe was lawful (collectively, “Disabling Conduct”). There shall be, and each Covered Person shall be entitled to, a presumption that such Covered Person acted in good faith.

12.2 Indemnification. Subject to Section 6.3, to the fullest extent permitted by Law, the Company shall indemnify and hold harmless each Covered Person and each former Covered Person from and against any and all losses, claims, demands, liabilities, expenses, judgments, fines and settlements arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative (“Claims”), in which such Covered Person may be involved, or threatened to be involved, as a party or otherwise, by reason of its management of the affairs of the Company or that relates to or arises out of the Company or any Company Subsidiary or their respective property, business or affairs. A Covered Person or former Covered Person shall not be entitled to indemnification under this Section 12.2 with respect to (a) any Claim with respect to which a court of competent jurisdiction has determined to have resulted from such Covered Person’s Disabling Conduct or (b) any Claim initiated by such Covered Person unless such Claim (or part thereof) (i) was brought to enforce such Covered Person’s rights to indemnification hereunder (provided that such Covered Person is actually entitled to such indemnification hereunder). Expenses incurred by a Covered Person in defending any Claim shall be paid by the Company in advance of the final disposition of such Claim upon receipt by the Company of an undertaking by or on behalf of such Covered Person to repay such amount if it shall be ultimately determined that such Covered Person is not entitled to be indemnified by the Company as authorized by this Section 12.2. There shall be, and each Covered Person shall be entitled to, a presumption that such Covered Person acted in good faith.

12.3 Effect of Modification. Any repeal, modification or termination of this Article XII (including any termination of this Agreement in whole or in part) shall not adversely affect any rights of such Covered Person pursuant to this Article XII, including the right to indemnification and to the advancement of expenses of a Covered Person existing at the time of such repeal, modification or termination with respect to any acts or omissions occurring prior to such repeal, modification or termination.

12.4 Non-exclusivity of Rights. The rights conferred on any Covered Person by this Article XII shall not be exclusive of any other rights that such Covered Person may have or hereafter acquire under any statute, provision of this Agreement, agreement, vote of members or disinterested Directors or otherwise.

ARTICLE XIII

AMENDMENT TO AGREEMENT

13.1 Amendments. Subject to the consent rights of the Holders set forth this Agreement, amendments to this Agreement and to the Certificate of Formation shall be approved in writing by the affirmative vote of holders of Voting Units issued and outstanding and entitled to vote representing at least a Majority Interest. An amendment shall become effective as of the date specified in the Members’ approval, as applicable, or, if none is specified, as of the date of such approval or as otherwise provided in the Act. Copies of any amendments to this Agreement and to the Certificate of Formation shall be promptly given to the Investor Members.

ARTICLE XIV

GENERAL PROVISIONS

14.1 Notices.

(a) Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered in Person, transmitted by e-mail or similar means of recorded electronic communication (in which case it may be executed by electronic signatures and electronic pdf signatures (including by email or scanned pages)) or sent by registered mail, charges prepaid, addressed as follows:

(i) If to the Company, the Parent or any Parent Member:

c/o The Real Brokerage Inc.

133 Richmond Street West Suite 302 Toronto, Ontario M5H 2L3

Attention:                       Tamir Poleg

Email:                            [redacted]

with a copy (which shall not constitute notice) to: Gowling WLG (Canada) LLP

1 First Canadian Place,

100 King Street West, Suite 1600, Toronto, Ontario, M5X 1G5

Attention:	Jason A. Saltzman
Email:	[redacted]

(ii) If to the Investor Members or their Affiliates:

c/o Insight Partners

1114 Avenue of the Americas, Floor 36 New York, NY 10036

Attention:	Andrew Prodromos
Deputy General Counsel and Chief Compliance Officer
E-mail:	[redacted]

with a copy (which shall not constitute notice) to:

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019

Attention:	Robert A. Rizzo
Email:	[redacted]

and with a copy (which shall not constitute notice) to:

Stikeman Elliott LLP

5300 Commerce Court West

199 Bay Street

Toronto, Ontario M5L 1B9

Attention: Jonah Mann

E-mail: [redacted]

If to a Member other than the Parent Members, the Investor Members or any of their respective Affiliates, to the address of such Member specified on Schedule A hereto.

(b) Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted by email or personally by hand (or, if such day is not a Business Day or if delivery or transmission is made on a Business Day after 5:00 p.m. (Toronto time) (or, in the case of an Optional Exchange Notice, after 11:59 p.m. (Toronto time) at the place of receipt, then on the next following Business Day)) or, if mailed by internationally recognized courier, on the Business Day following the date of mailing.

(c) Such addresses may be changed, from time to time, by means of a notice given in the manner provided in this Section 14.1.

14.2 Publicity; Confidentiality.

(a) None of the Members shall issue a press release or public announcement or otherwise make any disclosure concerning this Agreement, the transactions contemplated hereby or any information or materials received or otherwise relating to the Company or the Company Subsidiaries, any understandings, agreements or other arrangements between or among the parties, and any other non-public information received from or otherwise relating to the Company or the Company Subsidiaries (regardless of whether such information or materials have been designated by the Board or any other Person as confidential) without approval by the Board.

(b) Notwithstanding the foregoing, nothing in this Agreement shall restrict any of the parties from disclosing information (i) that is already publicly available, (ii) that was known to such party on a non-confidential basis prior to its disclosure by another party, (iii) that may be required or appropriate in response to any summons or subpoena or in connection with any litigation, provided that such party shall use reasonable efforts to notify the disclosing party in advance of such disclosure so as to permit the disclosing party to seek a protective order or otherwise contest such disclosure, and such party shall use reasonable efforts to cooperate, at the expense of the disclosing party, with the disclosing party in pursuing any such protective order, (iv) in order to comply with any applicable Law, (v) to the directors, managers, officers, advisors, employees, controlling persons, auditors or counsel of any of the parties hereto, (vi) that may be required or reasonably appropriate in response to any request from a Governmental Authority with jurisdiction over such party, (vii) as part of such Member’s or its Affiliates reporting to their respective investors in the ordinary course of business, or in connection with such Member’s or its Affiliates’ normal fund raising, and marketing activities, in each case, consisting of (X) information about the investment, (Y) financial-related information and (Z) a general description of the Company’s business and so long as any recipient of such information is subject to customary confidentiality obligations to such Member or Affiliate, (viii) to potential third-party purchasers of a Member’s Units, or (ix) as part of general public disclosure made by Parent pursuant to applicable Canadian securities laws and consistent with its past practice. Each Member and the Company acknowledges and agrees that the certain of the Members and their respective Affiliates may currently be invested in, may invest in, or may consider investments in companies that compete either directly or indirectly with the Parent and its Subsidiaries, or operate in the same or similar business as the Parent and its Subsidiaries, and that nothing herein shall be in any way construed to prohibit or such Members or their respective Affiliates’ ability to maintain, make or consider such other investments; provided, however, that no confidential information regarding the Company or the Company’s Subsidiaries is used or disclosed in connection with such activities.

14.3 Entire Agreement. This Agreement and the Transaction Agreements, together with all Schedules hereto and all other agreements referenced herein and therein, shall constitute the entire agreement between the parties hereto relating to the subject matter hereof and supersedes all prior contracts, agreements, discussions and understandings between them. No course of prior dealings between the parties shall be relevant to supplement or explain any term used in this Agreement. Acceptance or acquiescence in a course of performance rendered under this Agreement shall not be relevant to determine the meaning of this Agreement even though the accepting or the acquiescing party has knowledge of the nature of the performance and an opportunity for objection. No provisions of this Agreement may be waived other than by an instrument in writing executed by the party effecting such waiver. No waiver of any terms or conditions of this Agreement in one instance shall operate as a waiver of any other term or condition or as a waiver in any other instance.

14.4 Supremacy. If during the term of this Agreement any of its provisions are found to conflict with any provision of any of the Transaction Agreements, the provisions of this Agreement shall prevail as among the parties and each such party shall, whenever necessary, exercise all voting and other rights (to the extent applicable) and powers available to such party to cause the amendment, waiver or suspension of the relevant provision of such Transaction Agreement to the extent necessary for the provisions of this Agreement to prevail.

14.5 Company Subsidiaries. Notwithstanding anything to the contrary in this Agreement, the obligations of the Company under this Agreement to cause any Company Subsidiary, if applicable, to take any action or refrain from taking any action shall continue only for so long and to the extent the Company has the legal capacity to do so by virtue of its direct or indirect ownership of such Company Subsidiary or otherwise.

14.6 Counterparts. This Agreement may be signed by facsimile, electronic signature or via email as a portable document format and in any number of counterparts with the same effect as if the signatures to each counterpart were upon a single instrument, and all such counterparts together shall be deemed an original of this Agreement. This Agreement shall become effective when, and only when, each party hereto shall have received a counterpart hereof signed by all of the other parties hereto.

14.7 Interpretation. The parties hereto acknowledge and agree that (a) each party hereto and its counsel reviewed and negotiated the terms and provisions of this Agreement and have contributed to its revision, (b) the rule of construction to the effect that any ambiguities are resolved against the drafting party shall not be employed in the interpretation of this Agreement and (c) the terms and provisions of this Agreement shall be construed fairly as to all parties hereto, regardless of which party was generally responsible for the preparation of this Agreement.

14.8 Severability. If any provision of this Agreement is held to be invalid or unenforceable for any reason, such provision shall be ineffective to the extent of such invalidity or unenforceability; provided, however, that the remaining provisions will continue in full force without being impaired or invalidated in any way. Otherwise, the Members agree to replace any invalid or unenforceable provision with a valid provision which most closely approximates the intent and economic effect of the invalid or unenforceable provision.

14.9 Governing Law. This Agreement and all matters, claims or actions (whether at law, in equity, in contract, in tort or otherwise) based upon, arising out of or relating to this Agreement or the negotiation, execution or performance of this Agreement, shall be interpreted and enforced in accordance with, and the respective rights and obligations of the parties shall be governed by, the Laws of the State of Delaware applicable to contracts executed in and to be performed entirely within that State, regardless of the Laws that might otherwise govern under any applicable conflict of Laws principles.

14.10 WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY MATTER, CLAIM OR ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY MATTER, CLAIM OR ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (C) IT MAKES SUCH WAIVER VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 14.10.

14.11 Binding Effect. This Agreement shall be binding upon, and inure to the benefit of, the Members.

14.12 Additional Documents and Acts. Each Member agrees to execute and deliver such additional documents and instruments and to use its reasonable best efforts to perform such additional acts as may be reasonably necessary or appropriate under applicable Law to effectuate, carry out and perform all of the terms, provisions, and conditions of this Agreement and of the transactions contemplated hereby.

14.13 No Third-Party Beneficiary. This Agreement is made solely for the benefit of the parties hereto and no other person shall have any rights, interest, or claims hereunder or otherwise be entitled to any benefits under or on account of this Agreement as a third- party beneficiary or otherwise, except for the rights of the Covered Persons pursuant to Article XII, and the Member Related Parties pursuant to Section 14.14.

14.14 Non-Recourse. Notwithstanding anything to the contrary in this Agreement, (a) this Agreement may only be enforced against, and any action, dispute, claim, suit or other proceeding for breach of this Agreement may only be made against, the Persons that are expressly identified herein and/or are parties hereto, (b) none of (i) the former, current and future Affiliates, directors, officers, managers, employees, advisors, representatives, shareholders, members, managers, partners, successors and assigns of the Investor Members or any Affiliate thereof or any former, current and future Affiliate, director, officer, manager, employee, advisor, representative, shareholder, member, manager, partner, successor and assign of any of the foregoing (collectively, “Investor Related Parties”) or (ii) the former, current and future Affiliates, directors, officers, managers, employees, advisors, representatives, shareholders, members, managers, partners, successors and assigns of the Parent Members or any Affiliate thereof or any former, current and future Affiliate, director, officer, manager, employee, advisor, representative, shareholder, member, manager, partner, successor and assign of any of the foregoing (together with the Investor Related Parties, the “Member Related Parties”) shall have any liability for any liabilities or obligations of the parties hereto for any action, dispute, claim, suit or other proceeding (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any representations made or alleged to be made in connection herewith, (c) the Company or any other Member or their respective Affiliates shall have no rights of recovery in respect hereof against any Member Related Party and (d) no personal liability shall attach to any Member Related Party through the Members or otherwise, whether by or through attempted piercing of the corporate veil, by or through an action, dispute, claim, suit or other proceeding (whether in tort, contract or otherwise), by the enforcement of any judgment, fine or penalty or by virtue of any statute, regulation or other applicable Law, or otherwise; provided that, for the avoidance of doubt, nothing in this Section 14.14 shall restrict or limit the rights or obligations of a Person under any other Transaction Agreement to which such Person is a party.

14.15 Successors and Assigns. This Agreement is personal to the parties hereto and shall not be capable of assignment; it being understood that the foregoing shall not be read to limit any Transfer pursuant to and in accordance with Article IX. All the terms and provisions of this Agreement shall inure to the benefit of and be binding upon each of the parties hereto and their respective successors and permitted transferees, if any.

14.16 Jurisdiction; Service of Process. All matters, claims or actions arising out of or relating to this Agreement shall be heard and determined in the Chancery Court of the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction over any matter, claim or action, any state or federal court within the State of Delaware) and appellate courts therefrom and the parties hereto hereby irrevocably submit to the exclusive jurisdiction and venue of such courts in any such matter, claim or action and irrevocably waive the defense of an inconvenient forum or lack of jurisdiction to the maintenance of any such matter, claim or action. The consents to jurisdiction and venue set forth in this Section 14.16 shall not constitute general consents to service of process in the State of Delaware, shall have no effect for any purpose except as provided in this Section 14.16 and shall not be deemed to confer rights on any Person other than the parties hereto. Each party hereto agrees that service of process upon such party in any matter, claim or action arising out of or relating to this Agreement shall be effective if notice is given by overnight courier at the address set forth in Section 14.1 of this Agreement. The parties hereto agree that a final judgment in any such matter, claim or action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law; provided that, nothing in the foregoing shall restrict any party’s rights to seek any post-judgment relief regarding, or any appeal from, a final trial court judgment.

14.17 Specific Performance. The Company and each Member hereby confirm that damages at law would be an inadequate remedy for a breach or threatened breach of this Agreement and agree that, in the event of a breach or threatened breach of any provision hereof, the respective rights and obligations hereunder shall be enforceable by specific performance, injunction or other equitable remedy sought in a court of competent jurisdiction, but nothing herein contained is intended to, nor shall it, limit or affect any right or rights at law or by statute or otherwise of the Company or a Member aggrieved as against the Company or another Member for a breach or threatened breach of any provision hereof, it being the intention by this Section to make clear the agreement of the Company and the Members that the respective rights and obligations of the Company and the Members hereunder shall be enforceable in equity as well as at law or otherwise and that the mention herein of any particular remedy shall not preclude the Company or a Member from seeking any other remedy it or he might have, either in law or in equity.

14.18 Liability of Holders; Several Obligations.

(a) The obligations of the Holders hereunder are several, and not joint.

(b) In furtherance and not in limitation of Section 4.7, no Holder shall have (i) any liability to any other Holder for any vote, consent, approval or decision taken or not taken by it, or given or not given by it, under this Agreement or (ii) any fiduciary duties or responsibilities to any other Holders hereunder, and no implied covenants, functions, responsibilities, duties, obligations or liabilities to any other Holders shall otherwise exist hereunder.

[SIGNATURE PAGES FOLLOWS]

IN WITNESS WHEREOF this Agreement has been executed by the parties on the date first written above.

THE REAL BROKERAGE INC.

By:  signed “Tamir Poleg”

        Name: Tamir Poleg

       Title: Chief Executive Officer

REAL PIPE, LLC

By: signed “Michelle Ressler”

       Name: Michelle Ressler

       Title: Manager

INVESTORS:

INSIGHT PARTNERS XI, L.P.

By:  Insight Associates XI, L.P., its general partner
By:  Insight Associates XI, Ltd., its general partner

By:  signed “Andrew Prodromos”
       Name:  Andrew Prodromos
       Title:    Authorized Officer

INSIGHT PARTNERS (CAYMAN) XI, L.P.

By:   Insight Associates XI, L.P., its general partner
By:   Insight Associates XI, Ltd., its general partner

By:  signed “Andrew Prodromos”
       Name:  Andrew Prodromos
       Title:    Authorized Officer

INSIGHT PARTNERS XI (CO-INVESTORS), L.P.

By: Insight Associates XI, L.P., its general partner

By: Insight Associates XI, Ltd., its general partner

By:  signed “Andrew Prodromos”
       Name:  Andrew Prodromos
       Title:    Authorized Officer

INSIGHT PARTNERS XI (CO-INVESTORS) (B), L.P.

By: Insight Associates XI, L.P., its general partner

By: Insight Associates XI, Ltd., its general partner

By:  signed “Andrew Prodromos”

       Name: Andrew Prodromos

       Title: Authorized Officer

INSIGHT PARTNERS (DELAWARE) XI, L.P.

By: Insight Associates XI, L.P., its general partner

By: Insight Associates XI, Ltd., its general partner

By:  signed “Andrew Prodromos”

       Name: Andrew Prodromos

       Title: Authorized Officer

INSIGHT PARTNERS (EU) XI, S.C.Sp.

By:   Insight Associates (EU) XI, S.a.r.l., its general partner

By:  signed “Andrew Prodromos”
       Name: Andrew Prodromos
       Title: Authorized Officer

SCHEDULE A

MEMBERSHIP INTERESTS

Shareholder	Securities		Issue Date	Cost
	Designation	Quantity
The Real Brokerage Inc.	Common Units	1000	2020/11/6	USD $1000
Insight Partners XI, L.P.	Preferred Units	7,187,947	2020/12/2	CAD$7,935,493.49
Insight Partners XI (Co- Investors), L.P.	Preferred Units	119,693	2020/12/2	CAD $132,141.07
Insight Partners XI (Co- Investors) (B), L.P.	Preferred Units	164,970	2020/12/2	CAD $182,126.88
Insight Partners (Cayman) XI, L.P.	Preferred Units	7,874,762	2020/12/2	CAD $8,693,737.25
Insight Partners (Delaware) XI, L.P.	Preferred Units	1,005,470	2020/12/2	CAD $1,110,038.88
Insight Partners (EU) XI, S.C.Sp.	Preferred Units	934,000	2020/12/2	CAD $1,031,136.00

SCHEDULE B

DIRECTORS AND OFFICERS

Michelle Ressler - Manager

EXHIBIT E

WARRANT CERTIFICATE

THIS WARRANT AND THE SECURITIES DELIVERABLE UPON EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"). THIS WARRANT MAY NOT BE EXERCISED IN THE UNITED STATES OR BY OR ON BEHALF OF A U.S. PERSON OR PERSON IN THE UNITED STATES UNLESS THE SHARES ISSUABLE UPON EXERCISE OF THIS WARRANT HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT AND THE APPLICABLE SECURITIES LEGISLATION OF ANY SUCH STATE OR EXEMPTIONS FROM SUCH REGISTRATION REQUIREMENTS ARE AVAILABLE. "UNITED STATES" AND "U.S. PERSON" ARE AS DEFINED BY REGULATION S UNDER THE U.S. SECURITIES ACT.

WARRANT CERTIFICATE

THE REAL BROKERAGE INC.

CERTIFICATE NO. •

This is to certify that for value received

[Insert Name and Address of Holder]

(the "Holder") is the registered holder of • warrants (each a "Warrant"), each warrant evidencing a right issued by The Real Brokerage Inc. (the "Corporation") to the Holder to subscribe for and purchase one (1) fully paid and non-assessable voting common share in the capital of the Corporation without nominal or par value (a "Common Share") at the Exercise Price (as hereinafter defined), upon the terms and conditions as hereinafter set forth. The number of Common Shares which the Holder is entitled to acquire upon exercise of the Warrants and the Exercise Price are subject to adjustment as hereinafter provided.

1. Expiry Date

Subject to Section 2, the rights granted hereunder to purchase Common Shares shall be exercised at the option of the Holder, at all times, on or before 5:00 p.m. (Toronto time) on December 2, 2025 (the "Expiry Date"), after which all rights conferred hereunder shall be void and of no further value.

2. Acceleration of Expiry Date

Notwithstanding anything contained in Section 1, upon the occurrence of a Forced Exchange Event (as such term is defined in the amended and restated limited liability company agreement of REAL PIPE, LLC dated the date hereof among the Corporation, REAL PIPE, LLC and the entities listed as members on the signature pages thereto (the “LLC Agreement”)), the Corporation may, at its option, accelerate the Expiry Date by issuing to the Holder a written notice (a “Acceleration Notice”) in contemplation of a Forced Exchange Event and, in such case, the Expiry Date shall be deemed to be: (a) in the case of (i) and (ii) of the definition of a Forced Exchange Event, 5:00 p.m. (Toronto time) on the 15th day following the issuance of the Acceleration Notice and (b) in the case of (iii) of the definition of a Forced Exchange Event, concurrent with the Change of Control (as such term is defined in the LLC Agreement).

3. Exercise Price

The price at which the Warrants may be exercised until the Expiry Date, is $1.90 per Common Share payable in lawful money in Canada (the “Exercise Price”), subject to adjustments as set forth herein.

4. Payment

The Warrants granted hereunder may be exercised (a “Non-Conditional Exercise”) by the Holder hereof completing the exercise form attached hereto and made a part hereof (the “Exercise Form”) and delivering same to the principal office of the Corporation, in the City of Toronto, in the Province of Ontario, or such other address in Canada as may be specified in writing by the Corporation, together with this Warrant Certificate and the aggregate Exercise Price therefor (the “Other Exercise Deliverables”); provided that, if the Holder elects to exercise its rights evidenced by this Warrant Certificate by delivering to the Corporation a completed Exercise Form along with the Other Exercise Deliverables in contemplation of a Forced Exchange Event (a “Conditional Exercise”), then such election to exercise the Holder’s rights evidenced by this Warrant Certificate in contemplation of a Forced Exchange Event will be effective immediately prior to, and conditional upon, the completion of such Forced Exchange Event. In the case of (a) a Non-Conditional Exercise, the date on which the Holder elects to exercise its rights evidenced by this Warrant Certificate by delivering to the Corporation a completed Exercise Form along with the Other Exercise Deliverables, and (b) a Conditional Exercise, the point in time that is immediately prior to the completion of the applicable Forced Exchange Event, in each case, will be the “Exercise Date”.

The aggregate Exercise Price is payable by cash, by certified cheque, bank draft or wire transfer of funds payable in Canadian dollars to or to the order of the Corporation.

5. Share Certificate

On the Exercise Date, the Corporation will cause that number of Common Shares specified in the Exercise Form to be issued to the person or persons specified in the Exercise Form, which Common Shares so purchased shall be issued as fully paid and non-assessable shares.

Promptly after the Exercise Date and, in any event, within three days of the Exercise Date, the Corporation will, at the Holder’s discretion, either (a) issue and deliver to the Holder, registered in such name or names as is specified in the Exercise Form, a certificate or certificates for the number of Common Shares making up the Common Shares specified in the Election Form, or (b) enter into the Corporation’s direct registration or other electronic book-entry system such name or names as is specified in the Exercise Form, as the registered owner(s) of the number of Common Shares making up the Common Shares specified in the Election Form (the “DRS Entry”), and will deliver to the person or persons specified in the Exercise Form the written notice or notices confirming the issuance thereof (the “DRS Advices”). To the extent permitted by law, such exercise will be deemed to have been effected as of the Exercise Date. At such time, the rights of the Holder with respect to the number of Warrants which have been exercised as such will cease, and the person or persons (x) to whom any certificate or certificates for Common Shares will then be issuable upon such exercise, or (y) to be reflected in the DRS Entity and to whom the DRS Advices will then be delivered upon such exercise, in each case, will be deemed to have become the holder or holders of record of the Common Shares represented thereby.

6. Exercise in Whole or in Part

The Warrants may be exercised in whole or in part, and if exercised in part, the Corporation shall issue another Warrant Certificate evidencing the remaining Warrants to purchase Common Shares, provided that the right to exercise any such remaining Warrants shall terminate on the Expiry Date.

7. No Rights of Shareholder Until Exercise

The Holder hereof shall have no rights whatsoever as a shareholder of the Corporation (including any right to receive dividends or other distributions or to vote at meetings of the shareholders of the Corporation), other than with respect to Common Shares in respect of which the Holder shall have exercised his right to purchase hereunder and which the Holder shall have fully paid for or in respect of the Preferred Units (as defined in the LLC Agreement) as specified in the LLC Agreement.

8. No Fractional Common Shares

No fractional Common Shares will be issued upon exercise of the Warrants and the number of Common Shares to be issued upon exercise of the Warrants shall be rounded down to the next whole number of Common Shares. The Corporation shall, in lieu of issuing any fractional Common Share to which the holder hereof would otherwise be entitled, pay to the holder entitled to such fractional Common Share an amount in cash equal to such fraction multiplied by the Current Market Price (as such term is defined in Section 14).

9. Transfer of Warrants

During the period that begins on the date hereof and terminates on the date that is the first anniversary of the date hereof (the “Restricted Period”), the Holder will not transfer the Warrants or enter into any transaction that transfers, in whole or in part, directly or indirectly, the economic consequences of ownership of any of their Warrants, provided that the foregoing restrictions shall not apply (assuming compliance with applicable Securities Laws):

(a) in respect of a transfer of Warrants between the Holder and its affiliates or a transfer of Warrants among affiliates of the Holder, provided that the Holder shall be responsible for any breach of this Agreement by their affiliates;

(b) in respect of any transfer of Warrants in connection with a Change of Control, take-over bid, issuer bid, amalgamation, merger, business combination, arrangement or other statutory procedure involving the Corporation;

(c) in connection with any other transfer approved by a majority of the directors of the board of directors of the Corporation;

(d) in respect of any direct or indirect transfer of a partnership interest in a private equity or similar investment fund that, when aggregated with its parallel funds and alternative investment vehicles, is established to make investments in multiple portfolio companies and not primarily to invest in the Corporation; or

(e) in connection with a pledge of the Warrants to secure the obligations of the Holder or its under a bona fide margin loan or any transfers by the applicable lender upon the exercise of any related foreclosure right or remedy.

Following the expiration of the Restricted Period, the Holder shall not be restricted from transferring any of the Warrants owned by the Holder (assuming compliance with applicable Securities Laws).

10. Substitution for Lost Warrants

Upon receipt of evidence satisfactory to the Corporation, acting reasonably, of the loss, theft, destruction or mutilation of this Warrant Certificate, the Corporation will issue to the Holder a replacement certificate (containing the same terms and conditions as this Warrant Certificate). All expenses incurred by the Corporation in connection with the issuance of a replacement Warrant Certificate shall be the responsibility of the Holder.

11. Covenants by the Corporation

The Corporation hereby covenants and agrees as follows:

(a) it will at all times maintain its corporate existence;

(b) it will reserve and there will remain unissued out of its authorized capital a sufficient number of Common Shares to satisfy the rights of acquisition provided for in this Warrant Certificate;

(c) all Common Shares issued upon exercise of the Warrants to purchase Common Shares provided for herein shall, upon payment of the aggregate Exercise Price therefor, be issued as fully paid and non-assessable shares;

(d) while any Warrants remain outstanding, it shall use its commercially reasonable efforts to remain listed on the TSX Venture Exchange (the “TSXV”) (and any other Canadian nationally recognized stock exchange on which the Corporation has applied to list its Common Shares), and shall maintain its status as a “reporting issuer” not in default of the requirements of the applicable securities laws in the Canadian jurisdictions in which the Corporation is a reporting issuer;

(e) it will not by any action including, amending the organizational documents of the Corporation, or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other action, to avoid or seek to avoid the observance or performance of any of the terms of this Warrant Certificate;

(f) upon receipt of evidence satisfactory to the Corporation of the ownership of and the loss, theft, destruction or mutilation of this Warrant Certificate and, in the case of any such loss, theft or destruction, upon receipt of indemnity or security satisfactory to the Corporation or, in the case of any such mutilation, upon surrender and cancellation of such Warrant Certificate, the Corporation will make and deliver, in lieu of such lost, stolen, destroyed or mutilated Warrant Certificate, a new Warrant Certificate of like tenor and representing the right to purchase the number of Common Shares remaining available upon exercise of the Warrant Certificate which has been lost, stolen, destroyed or mutilated; and

(g) if the issuance of the Common Shares upon the exercise of the Warrants requires on the part of the Corporation any filing or registration with or approval of any securities regulatory authority or other governmental authority or compliance with any other requirement under any law before such Common Shares may be validly issued (other than the filing of a prospectus or similar disclosure document), the Corporation agrees to take such actions as may be necessary to secure such filing, registration, approval or compliance, as the case may be.

12. Representations and Warranties of the Corporation

The Corporation hereby represents and warrants that:

(a) the Corporation is a corporation duly organized, validly existing and in good standing under the laws of the Province of British Columbia and has all requisite corporate capacity, power and authority to carry on its business, and to own its properties and assets;

(b) it is duly authorized and has all necessary corporate power and authority to create and issue the Warrants evidenced hereby and the Common Shares issuable upon the exercise of the Warrants, which Common Shares have been allotted and conditionally reserved for issuance;

(c) it has received the TSXV Approval (as such term is defined in the securities subscription agreement dated the date hereof among the Corporation, REAL PIPE, LLC and the entities listed as investors on the signature pages thereto);

(d) this Warrant Certificate has been duly executed and the Warrants evidenced hereby represent a valid, legal and binding obligation of the Corporation enforceable in accordance with its terms, and the Corporation has the power and authority to issue the Warrants and to perform its obligations hereunder; and

(e) the execution and delivery of this Warrant Certificate (i) is not, and the issuance of the Common Shares upon exercise of the Warrants in accordance with the terms hereof will not violate or contravene the Corporation's articles or by-laws, (ii) does not and will not contravene any law, governmental rule or regulation, judgment or order applicable to the Corporation, (iii) does not and will not contravene any provision of, or constitute a default under, any indenture, mortgage, contract or other instrument of which the Corporation is a party or by which it is bound and (iv) does not and will not require the consent or approval of, the giving of notice to, the registration with or the taking of any action in respect of or by, any Canadian federal, provincial or local government authority or agency or other person.

13. No Obligation of Holder

The parties agree that the Holder shall have no obligation to the Corporation to exercise the Warrants.

14. Adjustment of Number of Common Shares

For the purpose of this Section 14, the following terms shall have the following meaning:

"Current Market Price" means at any date the weighted average price at which the Common Shares have been traded on the TSXV during the 20 consecutive Trading Days ending one Trading Day before such date; and in the event the Common Shares are not listed on the TSXV but are listed on another stock exchange or stock exchanges in Canada, foregoing references to the TSXV shall be deemed to be references to such other stock exchange or, if more than one, to such stock exchange as is the principal trading market for the Common Shares as shall be determined by the directors of the Corporation, and in the event the Common Shares are not so traded on any stock exchange in Canada, the "Current Market Price" thereof shall be determined by the directors of the Corporation acting reasonably and in good faith who shall rely upon the advice of independent and qualified financial advisors with respect thereto;

"Principal Stock Exchange" means at any time, the TSXV or The Toronto Stock Exchange Inc., whichever then is the principal trading market for the Common Shares;

"Subsidiary of the Corporation" or "Subsidiary" means any entity of which more than fifty (50%) percent of the outstanding Voting Shares are owned, directly or indirectly, by or for the Corporation, provided that the ownership of such shares confers the right, if exercised, to elect at least a majority of the board of directors of such entity and includes any entity in like relation to a Subsidiary;

"Trading Day" means a day in which the Principal Stock Exchange is open for business and with respect to the over-the-counter market means a day on which the Principal Stock Exchange is open for the transaction of business; and

"Voting Shares" means shares or equity interests of any class of an entity carrying voting rights under all circumstances, provided that, for the purposes of this definition, shares or equity interests which only carry the right to vote conditionally on the happening of an event shall not be considered Voting Shares, whether or not such event shall have occurred, nor shall any shares or equity interests be deemed to cease to be Voting Shares solely by reason of a right to vote accruing to shares or equity interests of another class or classes by reason of the happening of any such event.

14.1 Adjustment for Number of Common Shares

The purchase rights for Common Shares in effect at any date attaching to the Warrants, and the Exercise Price in respect thereof, shall be subject to adjustment from time to time as follows. The purpose and intent of the adjustments provided for in this Section 14.1 is to ensure that the rights and obligations of the Holder are neither diminished or enhanced as a result of any of the events set forth Section 14.1. Accordingly, the provisions of this Section 14.1 shall be interpreted and applied in accordance with such purpose and intent:

(a) if and whenever at any time after the date hereof and prior to the Expiry Date, the Corporation shall:

(i) subdivide, redivide or change the outstanding Common Shares into a greater number of shares;

(ii) reduce, combine or consolidate the outstanding Common Shares into a smaller number of shares; or

(iii) issue Common Shares (or securities convertible or exchangeable into Common Shares) to the holders of all or substantially all of the outstanding Common Shares by way of a stock dividend or other distribution of Common Shares or securities convertible into Common Shares;

the Exercise Price in effect on the effective date of such subdivision, redivision, change, reduction, combination or consolidation or on the record date for such issue of Common Shares (or securities convertible or exchangeable into Common Shares) by way of a stock dividend, as the case may be, shall be adjusted to equal the price determined by multiplying the Exercise Price in effect immediately prior to such effective date or record date by a fraction of which the numerator shall be the total number of Common Shares outstanding immediately prior to such date and the denominator shall be the total number of Common Shares immediately after such date (including, in the case of the convertible securities referred to in subsection 14.1(a)(iii), the number of Common Shares that would have been outstanding had such convertible securities been exchanged for or converted into Common Shares on such record date or effective date). Such adjustment shall be made successively whenever any event referred to in this subsection 14.1(a) shall occur; any such issue of Common Shares (or securities convertible or exchangeable into Common Shares) by way of a stock dividend shall be deemed to have been made on the record date for the stock dividend for the purpose of calculating the number of outstanding Common Shares under subsections 14.1(b) and 14.1(c). Upon any adjustment of the Exercise Price pursuant to subsection 14.1(a), the number of Common Shares obtainable under each Warrant (the "Exchange Rate") shall be adjusted immediately after the effective date of such subdivision, redivision, change, reduction, combination or consolidation or issue of Common Shares (or securities convertible or exchangeable into Common Shares) by way of stock dividend, by multiplying the number of Common Shares which were previously obtainable on the exercise thereof by a fraction of which the numerator shall be the total number of Common Shares outstanding immediately after such date and the denominator shall be the total number of Common Shares outstanding immediately prior to such date. Such adjustments shall be made successively whenever any event referred to in this subsection 14.1(a) shall occur;

(b) if and whenever at any time after the date hereof and prior to the Expiry Date the Corporation shall fix a record date for the distribution to all or substantially all of the holders of Common Shares of rights, options or warrants (other than Warrants) entitling them, for a period expiring not more than forty-five (45) days after such record date, to subscribe for or purchase Common Shares (or securities convertible or exchangeable into Common Shares) at a price per share (or having a conversion or exchange price per share) less than ninety-five (95%) percent of the Current Market Price on such record date, the Exercise Price shall be adjusted immediately after such record date so that it shall equal the price determined by multiplying the Exercise Price in effect on such record date by a fraction, of which the numerator shall be the total number of Common Shares outstanding on such record date plus a number of Common Shares equal to the number arrived at by dividing the aggregate maximum proceeds of the total number of additional Common Shares offered for subscription or purchase (or the aggregate conversion or exchange price of the convertible or exchangeable securities so offered) by such Current Market Price, and of which the denominator shall be the total number of Common Shares outstanding on such record date plus the total number of additional Common Shares offered for subscription or purchase (or into which the convertible or exchangeable securities so offered are convertible or exchangeable). Any Common Shares owned by or held for the account of the Corporation or any Subsidiary shall be deemed not to be outstanding for the purpose of any such computation. Such adjustment shall be made successively whenever such a record date is fixed. To the extent that any such rights, options or warrants are not issued or any such rights, options or warrants are not exercised prior to the expiration thereof, the Exercise Price shall be readjusted to the Exercise Price which would then be in effect if such record date had not been fixed (if no such rights, options or warrants are issued) or to the Exercise Price which would then be in effect based upon the number of Common Shares (or securities convertible or exchangeable into Common Shares) actually issued upon the exercise of such rights, options or warrants, as the case may be. Upon any adjustment of the Exercise Price pursuant to this subsection 14.1(b), the Exchange Rate will be adjusted immediately after such record date so that it will equal the rate determined by multiplying the Exchange Rate in effect on such record date by a fraction, of which the numerator shall be the total number of Common Shares outstanding on such record date plus the total number of additional Common Shares so offered for subscription or purchase (or into or for which the convertible or exchangeable securities so offered are convertible or exchangeable) and of which the denominator shall be the total number of Common Shares outstanding on such record date plus a number of Common Shares equal to the number arrived at by dividing the aggregate maximum proceeds of the total number of additional Common Shares so offered for subscription or purchase (or the aggregate conversion or exchange price of the convertible or exchangeable securities so offered) by such Current Market Price. Any Common Shares owned by or held for the account of the Corporation or any Subsidiary of the Corporation shall be deemed not to be outstanding for the purpose of any such computation. Such adjustment will be made successively whenever such a record date is fixed, provided that if two or more such record dates or record dates referred to in this subsection 14.1(b) are fixed within a period of 25 Trading Days, such adjustment will be made successively as if each of such record dates occurred on the earliest of such record dates. To the extent that any such rights, option or warrants are not so issued or any such rights, options or warrants are not exercised prior to the expiration thereof, the Exchange Rate will then be readjusted to the Exchange Rate which would then be in effect if such record date had not been fixed (if no such rights, options or warrants are issued) or to the Exchange Rate which would then be in effect based upon the number of Common Shares (or securities convertible into or exchangeable for Common Shares) actually issued upon the exercise of such rights, option or warrants, as the case may be;

(c) if and whenever at any time after the date hereof and prior to the Expiry Date, the Corporation shall fix a record date for the making of a distribution to all or substantially all the holders of its outstanding Common Shares of:

(i) shares of any class other than Common Shares, whether of the Corporation or any other corporation;

(ii) rights, options or warrants to subscribe for or purchase Common Shares (excluding those referred to in subsection 14.1(b));

(iii) evidences of its indebtedness; or

(iv) other assets (including, for the avoidance of doubt, cash);

then, in each such case, the Exercise Price shall be adjusted immediately after such record date so that it shall equal the price determined by multiplying the Exercise Price in effect on such record date by a fraction, of which the numerator shall be the total number of Common Shares outstanding on such record date multiplied by the Current Market Price on such record date, less the excess, if any, of the fair market value on such record date, as determined by the directors of the Corporation, acting reasonably and in good faith in reliance on the advice of independent financial advisors (whose determination shall be conclusive), to the holders of the Common Shares of such securities, evidences of indebtedness or other assets so issued or distributed over the fair market value of any consideration received therefor by the Corporation from the holders of the Common Shares, and of which the denominator shall be the total number of Common Shares outstanding on such record date multiplied by such Current Market Price; any Common Shares owned by or held for the account of the Corporation or any Subsidiary shall be deemed not to be outstanding for the purpose of any such computation; such adjustment shall be made successively whenever such a record date is fixed; to the extent that such distribution is not so made or to the extent that any such rights, options or warrants so distributed are not exercised prior to the expiration thereof, the Exercise Price shall be readjusted to the Exercise Price which would then be in effect if such record date had not been fixed (if such distribution is not made) or to the Exercise Price which would then be in effect based upon such shares or rights, options or warrants or evidences of indebtedness or cash, securities or other property or assets actually distributed or based upon the number or amount of securities or the property or assets actually issued or distributed upon the exercise of such rights, options or warrants, as the case may be. Upon any adjustment of the Exercise Price pursuant to this subsection 14.1(c), the Exchange Rate will be adjusted immediately after such record date so that it will equal the rate determined by multiplying the Exchange Rate in effect on such record date by a fraction, of which the numerator shall be the total number of Common Shares outstanding on such record date multiplied by such Current Market Price and of which the denominator shall be the total number of Common Shares outstanding on such record date multiplied by the Current Market Price on such record date, less the aggregate fair market value (as determined by the directors of the Corporation, acting reasonably and in good faith in reliance on the advice of independent financial advisors (whose determination shall be conclusive)) of such shares or rights, options or warrants or evidences of indebtedness or cash, securities or other property or assets so distributed. Any Common Shares owned by or held for the account of the Corporation or any Subsidiary of the Corporation shall be deemed not to be outstanding for the purpose of any such computation. Such adjustment will be made successively whenever such a record date is fixed, provided that if two or more such record dates or record dates referred to in this subsection 14.1(c) are fixed within a period of 25 Trading Days, such adjustment will be made successively as if each of such record dates occurred on the earliest of such record dates. To the extent that such distribution is not so made or to the extent that any such rights, options or warrants so distributed are not exercised prior to the expiration thereof, the Exchange Rate will then be readjusted to the Exchange Rate which would then be in effect if such record date had not been fixed (if such distribution is not made) or to the Exchange Rate which would then be in effect based upon such shares or rights, options or warrants or evidences of indebtedness or cash, securities or other property or assets actually distributed or based upon the number or amount of securities or the property or assets actually issued or distributed upon the exercise of such rights, options or warrants, as the case may be;

(d) if and whenever at any time from the date hereof and prior to the Expiry Date, there is a reclassification of the Common Shares or a capital reorganization of the Corporation other than as described in subsection 14.1(a) or a consolidation, amalgamation, arrangement or merger of the Corporation with or into any other body corporate, trust, partnership or other entity, or a sale or conveyance of the property and assets of the Corporation as an entirety or substantially as an entirety to any other body corporate, trust, partnership or other entity, and the Holder has not exercised its right of acquisition prior to the effective date of such reclassification, reorganization, consolidation, amalgamation, arrangement, merger, sale or conveyance, then upon the exercise of such right thereafter, the Holder shall be entitled to receive and shall accept, in lieu of the number of Common Shares then sought to be acquired by it, the number of shares or other securities or property of the Corporation or of the body corporate, trust, partnership or other entity resulting from such merger, amalgamation, arrangement or consolidation, or to which such sale or conveyance may be made, as the case may be, that the Holder would have been entitled to receive on such reclassification, reorganization, consolidation, amalgamation, arrangement, merger, sale or conveyance, if, on the record date or the effective date thereof, as the case may be, the Holder had been the registered holder of the number of Common Shares sought to be acquired by it;

(e) in any case in which this Section 14.1 shall require that an adjustment shall become effective immediately after a record date for or effective date of an event referred to herein, the Corporation may, in its sole discretion, defer, until the occurrence of such event, issuing to the holder of any Warrant exercised after such record date or effective date of and before the occurrence of such event the additional Common Shares issuable upon such exercise by reason of the adjustment required by such event; provided, however, that the Corporation shall deliver to such holder an appropriate instrument evidencing the Holder's right to receive such additional Common Shares upon the occurrence of the event requiring such adjustment and the right to receive any distributions made on such additional Common Shares declared in favour of holders of record of Common Shares on and after the relevant date of exercise or such later date as such holder would, but for the provisions of this subsection 14.1(e), have become the holder of record of such additional Common Shares pursuant to this Section 14.1;

(f) in any case in which subsections 14.1(a)(iii), 14.1(b) or 14.1(c) require that an adjustment be made to the Exercise Price, no such adjustment shall be made if the holders of the outstanding Warrants are entitled to participate in such event on the same terms mutatis mutandis as if they had exercised their purchase rights prior to the effective date or record date of such event;

(g) the adjustments provided for in this Section 14.1 are cumulative, and shall, in the case of adjustments to the Exercise Price, be computed to the nearest 1/10 of one cent and, in the case of adjustments to the Exchange Rate, be computed to the nearest one-hundredth of a Common Share and shall apply to successive subdivisions, redivisions, changes, reductions, combinations, consolidations, distributions, issues or other events resulting in any adjustment under the provisions of this Section 14.1, provided that, notwithstanding any other provision of this Section 14.1, no adjustment of the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least one (1%) percent in the Exercise Price then in effect; provided, however, that any adjustments which by reason of this subsection 14.1(g) are not required to be made shall be carried forward and taken into account in any subsequent adjustment;

(h) after any adjustment pursuant to this Section 14.1, the term "Common Shares" where used in this Warrant Certificate shall be interpreted to mean securities of any class or classes which, as a result of such adjustment and all prior adjustments pursuant to this Section 14.1, the Holder is entitled to receive upon the exercise of the Warrants, and the number of Common Shares indicated by any exercise made pursuant to this Warrant Certificate shall be interpreted to mean the number of Common Shares or other property or securities the Holder is entitled to receive, as a result of such adjustment and all prior adjustments pursuant to this Section 14.1, upon the full exercise of the Warrants;

(i) upon the expiry of the period for conversion of convertible securities and the exercise period for rights, options, warrants (other than rights, options or warrants in respect of which the Holder is entitled to participate, as contemplated in subsection 14.1(f)) to purchase Common Shares or convertible securities, the Exercise Price and Exchange Rate shall be adjusted to what it would have been if such unconverted securities and unexercised rights, options or warrants had not been issued;

(j) whenever Common Shares shall have been issued for non-cash consideration, in whole or in part, the issue price for such Common Shares shall be determined by the directors of the Corporation, acting reasonably and in good faith;

(k) all securities and property which the Holder is at the time in question entitled to receive on the full exercise of the Warrants, whether or not as a result of adjustments made pursuant to this Section 14, shall, for the purpose of the interpretation of this Warrant Certificate, be deemed to be securities and property which the Holder is entitled to purchase pursuant to this Warrant Certificate;

(l) if the Corporation shall set a record date to determine the holders of the Common Shares for the purpose of entitling them to receive any dividend or distribution or any subscription or purchase rights and shall, thereafter and before the distribution to such shareholders of any such dividend, distribution or subscription or purchase rights, legally abandon its plan to pay or deliver such dividend, distribution or subscription or purchase rights, then no adjustment in the Exercise Price or the Exchange Rate shall be required by reason of the setting of such record date; and

(m) in the absence of a resolution of the directors of the Corporation fixing a record date for a distribution or rights offering, the Corporation shall be deemed to have fixed as the record date therefor the date on which such distribution or rights offering is effected.

14.2 Entitlement to Common Shares on Exercise of Warrants

All shares of any class or other securities which the Holder is at the time in question entitled to receive on the exercise of the Warrants, whether or not as a result of adjustments made pursuant to this Section 14, shall, for the purposes of the interpretation of this Warrant Certificate, be deemed to be Common Shares which the Holder is entitled to acquire pursuant to such Warrants.

14.3 No Adjustment for Stock Options

Notwithstanding anything in this Section 14 to the contrary, no adjustment shall be made in the purchase rights attached to the Warrants if the issue of Common Shares is being made pursuant to this Warrant Certificate, pursuant to any stock option, stock option plan or stock purchase plan in force from time to time for officers or employees of the Corporation, or pursuant to any stock option granted by the Corporation prior to the date of this Warrant Certificate.

14.4 Determination by Corporation's Auditors

If a dispute shall at any time arise with respect to any adjustment of the Exercise Price, the number of Common Shares purchasable pursuant to this Warrant Certificate or any adjustments provided for in this Section 14, such dispute will be conclusively determined by the auditors of the Corporation or if they are unable or unwilling to act by such other firm of independent chartered accountants of recognized national standing as may be selected by the directors of the Corporation, acting reasonably and in good faith, and any such determination will be binding upon the Corporation and the Holder. The Corporation will provide such auditors or accountants with access to all necessary records of the Corporation.

14.5 Other Adjustments

If any change in the outstanding Common Shares or any other event occurs as to which the other provisions of this Section 14 are not strictly applicable or if strictly applicable would not fairly protect, or would have an adverse effect on, the purchase rights of the Holder in accordance with such provisions, then the Corporation, acting reasonably and in good faith, shall make an adjustment in the number and class of Common Shares or other securities available under the Warrants, the Exercise Price or the application of such provisions, so as to protect such purchase rights as aforesaid. The adjustment shall be such as will give the Holder upon exercise for the same aggregate Exercise Price the total number, class and kind of shares as he would have owned had the Warrants been exercised prior to the event and had the Holder continued to hold such shares until after the event requiring adjustment.

14.6 Notice of Adjustments

Whenever the Exchange Rate and/or the Exercise Price shall be adjusted pursuant to this Section 14, the Corporation shall prepare a certificate signed by its chief financial officer setting forth, in reasonable detail, the event requiring the adjustment, the amount of the adjustment, the method by which such adjustment was calculated, and the revised Exchange Rate and/or Exercise Price after giving effect to such adjustment and shall cause a copy of such certificate to be mailed to the holder of this Warrant Certificate.

15. Governing Law

This Warrant Certificate shall be governed by the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

16. Remedies

In the event of a violation, contravention, breach or threatened breach of this Warrant Certificate by the Corporation, the Holder shall be entitled to seek equitable relief including, without limitation, both temporary and permanent injunctive relief. The right of the Holder to injunctive relief shall be in addition to any and all other remedies available to it and shall not be construed to prevent it from pursuing, either consecutively or concurrently, any and all other legal or equitable remedies available to it including the recovery of monetary damages.

17. Survival of Representations and Warranties

The representations and warranties of the Corporation in this Warrant Certificate shall survive the execution and delivery of this Warrant Certificate and the consummation of the transactions contemplated hereby, notwithstanding any investigation by the Holder or its agents.

18. Interpretation Not Affected by Headings

A division of this Warrant Certificate into sections, subsections, clauses, subclauses and schedules and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation thereof.

19. Gender

Whenever used in this Warrant Certificate, unless the context otherwise requires, words importing the singular shall include the plural and vice versa, and words importing gender shall include all genders.

20. Numbering of Sections

Unless otherwise stated, a reference herein to a number or lettered section, subsection, clause, subclause or schedule refers to the section, subsection, clause, subclause or schedule bearing that number or letter in this Warrant Certificate.

21. Severability

If any covenant or provision herein or any portion hereof is determined to be void, unenforceable or prohibited by law, such invalidity, unenforceability or prohibition shall not be deemed to affect or impair the validity of any other covenant or provision herein or a portion thereof, as the case may be.

22. Register

The Corporation will keep at its office a register: (a) in which will be entered the names and addresses of holders of Warrants and particulars of the Warrants held by them; and (b) in which all transfers of Warrants and the date and other particulars of each transfer will be entered. This register will at all reasonable times be open for inspection by holders of Warrants.

23. Notices

All notices, reports or other communications required or permitted by this Warrant Certificate must be in writing and either delivered by hand or by any form of electronic communication by means of which a written or typed copy is produced by the receiver thereof and is effective on actual receipt unless sent by electronic means in which case it is effective on the business day next following the date of transmission, addressed to the relevant party, as follows:

(a) to the Corporation:

133 Richmond Street West

Toronto, Ontario M5H 2L3

Attention:	Tamir Poleg
Email:	[redacted]

(b) to the Holder, to the address shown on the record books of the Corporation.

24. Enurement and Assignment

This Warrant Certificate and all of its provisions shall enure to the benefit of the Holder, its successors and assigns and shall be binding upon the Corporation, its successors and assigns.

25. Modification and Waiver

This Warrant Certificate and any provision hereof may be changed, waived, discharged or terminated only by an instrument in writing signed by the party against which enforcement of the same is sought.

26. No Impairment

The Corporation will not, by amendment of its Articles of Incorporation or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant Certificate, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the Holder against impairment.

27. Time

Time shall be of the essence hereof.

[Signature Page to Follow]

IN WITNESS WHEREOF the Corporation has caused this certificate to be signed by the signature of a duly authorized officer effective this ___ day of _______________, 2020.

THE REAL BROKERAGE INC.

Per:   _____________________________________________

         Authorized Signatory

EXERCISE FORM

TO:	The Real Brokerage Inc.

The undersigned hereby irrevocably elects to exercise the Warrants to acquire the number of Common Shares of The Real Brokerage Inc. set out below:

(a) Number of Common Shares to be Acquired: _______________________________________

(b) Exercise Price: _________________________________________________

(c) Aggregate Exercise Price [(a) multiplied by (b)]: CDN$ _________________________________________

and hereby tenders a certified cheque, bank draft, wire transfer or cash for such Aggregate Exercise Price, and directs such Common Shares to be registered and a certificate therefor to be issued as directed below.

DATED this ____ day of ______________________, 202___.

Per:  _______________________________________

Direction as to Registration

Name of Holder:

Address of Holder:

Instructions:

1. The registered Holder may exercise its right to purchase Common Shares by completing this form and surrendering this Exercise Form and delivering this Exercise Form and the Warrant Certificate representing the Warrants being exercised to the Corporation at its head office at 133 Richmond Street West, Toronto, Ontario, M5H 2L3, or such other address in Canada as may be specified in writing by the Corporation. The procedures set out in Section 5 of the Warrant Certificate with respect to either the delivery of certificates representing the Common Shares, or the completion of the DRS Entry and the delivery of the DRS Advises, will be complied with by the Corporation. The rights of the registered Holder hereof will cease if the Warrants are not exercised prior to the Expiry Date.

2. If this Exercise Form indicates that Common Shares are to be issued to a person or persons other than the registered holder of the Warrant Certificate, the signature of such holder of this Exercise Form must be guaranteed by an authorized officer of a chartered bank, trust company or an investment dealer who is a member of a recognized stock exchange.

3. If this Exercise Form is signed by a trustee, executor, administrator, curator, guardian, attorney, officer of a corporation or any person acting in a fiduciary or representative capacity, the Warrant Certificate must be accompanied by evidence of authority to sign satisfactory to the Corporation.

EXHIBIT F

REGISTRATION RIGHTS AGREEMENT

Execution Version

REGISTRATION RIGHTS AGREEMENT

This Registration Rights Agreement (including all exhibits hereto and as may be amended, supplemented or amended and restated from time to time in accordance with the terms hereof, this “Agreement”) is made and entered into as of December 2, 2020, by and among The Real Brokerage Inc., a corporation existing under the laws of the Province of British Columbia (the “Parent”) and each of the investors whose names appear on the signature pages attached hereto (each, an “Investor” and collectively, the “Investors”).

WHEREAS, this Agreement is entered into in connection with the issuance and sale by Real PIPE, LLC, a Delaware limited liability company and wholly-owned subsidiary of the Parent (the “Issuer”), of 17,286,842 units of the Issuer’s preferred equity interests (the “Preferred Equity”), to the Investors, pursuant to that certain Securities Subscription Agreement, dated as of December 2, 2020, by and among the Parent, the Issuer and the Investors (the “Subscription Agreement”);

WHEREAS, in connection with the purchase of the Preferred Equity by the Investors, the Parent has agreed to provide the registration and other rights set forth in this Agreement for the benefit of the Investors; and

WHEREAS, as a condition to the obligations of the Parent, the Issuer and the Investors under the Subscription Agreement, the parties hereto hereby agree to execute and deliver this Agreement.

NOW, THEREFORE, IN CONSIDERATION of the mutual covenants contained in this Agreement, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.01 Definitions. As used in this Agreement, the terms set forth below shall have the following meanings:

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by, or is under common control with, such Person. The term “control” (including the terms “controlled by” and “under common control with”) as used in this definition means the possession, directly or indirectly (including through one or more intermediaries), of the power or a authority to direct or cause the direction of management, whether through the ownership of voting securities, by contract or otherwise. For purposes of this Agreement, no member of the Investor Group shall be an Affiliate of the Parent or any of its subsidiaries, and neither the Parent nor any of its subsidiaries shall be an Affiliate of any member of the Investor Group.

“beneficially own” (and related terms such as “beneficial ownership” and “beneficial owner”) shall have the meaning given to such term in Rule 13d-3 under the Exchange Act, and any Person’s beneficial ownership of securities shall be calculated in accordance with the provisions of such Rule.

“Board” means the Board of Directors of the Parent.

“Business Day” means any day, other than: (a) a Saturday, Sunday or statutory holiday in the Province of Ontario or the State of New York; or (b) a day on which banks are generally closed in the Province of Ontario or the State of New York.

“Canadian Securities Laws” means the applicable securities legislation of each of the provinces of British Columbia, Ontario and Alberta and any other provinces or territories in which Real becomes a reporting issuer and all published regulations, policy statements, orders, rules, instruments, rulings and interpretation notes issued thereunder or in relation thereto, as the same may hereafter be amended from time to time or replaced.

“Chief Executive Officer” means the executive holding the position of Chief Executive Officer of the Parent.

“Closing Date” means the date of consummation of the transactions contemplated by the Subscription Agreement.

“Commission” means the Securities and Exchange Commission.

“Common Shares” means the Parent’s common stock, par value $0.01 per share.

“Counsel to the Holders” means with respect to any Underwritten Offering or Piggyback Offering, the counsel selected by the Investors.

“Effective Date” means the date that a Registration Statement filed pursuant to this Agreement is first declared effective by the Commission.

“Effectiveness Period” means the period beginning on the Effective Date for a Registration Statement and ending at the time all Registrable Securities covered by such Registration Statement (or if such Registration Statement becomes unavailable, another Registration Statement) have ceased to be Registrable Securities.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Form S-1” means Form S-1 under the Securities Act, or any other form hereafter adopted by the Commission for the general registration of securities under the Securities Act.

“Form S-3” means Form S-3 under the Securities Act, or any other form hereafter adopted by the Commission having substantially the same usage as Form S-3.

“Form S-4” means Form S-4 under the Securities Act, or any other form hereafter adopted by the Commission having substantially the same usage as Form S-4.

“Form S-8” means Form S-8 under the Securities Act, or any other form hereafter adopted by the Commission having substantially the same usage as Form S-8.

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“Holder” or “Holders” means the Investors and any additional parties identified on the signature pages of any joinder agreement executed and delivered pursuant to Section 2.13 Person shall cease to be a Holder hereunder at such time as it ceases to hold any Registrable Securities.

“Investor” means, collectively, Insight Partners XI, L.P., Insight Partners (Cayman) XI, L.P., Insight Partners XI (Co-Investors), L.P., Insight Partners XI (Co-Investors) (B), L.P., Insight Partners (Delaware) XI, L.P., and Insight Partners (EU) XI, S.C.Sp. and their respective successors and permitted assigns in accordance with this Agreement, the Limited Liability Company Agreement.

“Investor Group” means Insight Partners XI, L.P., Insight Partners (Cayman) XI, L.P., Insight Partners XI (Co-Investors), L.P., Insight Partners XI (Co-Investors) (B), L.P., Insight Partners (Delaware) XI, L.P. and Insight Partners (EU) XI, S.C.Sp., the Holders and each of their respective Affiliates.

“Limited Liability Company Agreement” means the Amended and Restated Limited Liability Company Agreement, dated as of the date hereof, of the Issuer, as the same may be amended or supplemented from time to time.

“Nasdaq” means the Nasdaq Global Select Market.

“Permitted Transferee” of a Holder means any Person who is permitted to be a transferee pursuant to Section 4.3 of the Investor Rights Agreement, dated as of the date hereof, by and between the Issuer, the Parent and the Investors.

“Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

“Proceeding” means an action, claim, suit, investigation or proceeding (including an investigation or partial proceeding, such as a deposition), whether commenced or threatened.

“Prospectus” means the prospectus included in a Registration Statement (including a prospectus that includes any information previously omitted from a prospectus filed as part of an effective registration statement in reliance upon Rule 430A promulgated under the Securities Act), as amended or supplemented by any prospectus supplement, with respect to the terms of the offering of any portion of the Registrable Securities covered by a Registration Statement, and all other amendments and supplements to the Prospectus, including post-effective amendments, and all material incorporated by reference or deemed to be incorporated by reference in such Prospectus.

“Registration Expenses” means all fees and expenses incident to the Parent’s performance under or compliance with this Agreement to effect the registration of Registrable Securities on a Registration Statement pursuant to Section 2.01 or an Underwritten Offering covered under this Agreement, including all registration, filing, securities exchange listing and Trading Market fees, all registration, filing, qualification and other fees and expenses of complying with securities or blue sky laws, fees of the Financial Industry Regulatory Authority, fees of transfer agents and registrars, reasonable fees and expenses incurred in connection with any “road show” for an Underwritten Offering, all word processing, duplicating and printing expenses, any transfer taxes not otherwise attributable to the sale of Registrable Securities, the fees and disbursements of counsel, and independent public accountants, including the expenses of any special audits or “cold comfort” letters required by or incident to such performance and compliance, and the fees and disbursements of Counsel to the Holders.

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“Registrable Securities” means, collectively, (a) the Common Shares issued or that may be issuable to a Holder upon redemption or exchange of the Preferred Equity owned by such Holder pursuant to the terms of the Limited Liability Company Agreement, (b) the Common Shares issuable to a Holder upon exercise of the Warrants and (c) any additional Common Shares issued or distributed in respect of any such shares by way of a stock dividend, stock split or distribution, or in connection with a combination of shares, and any security into which such Common Shares shall have been converted or exchanged in connection with a recapitalization, reorganization, reclassification, merger, consolidation, exchange, distribution or otherwise; provided, however, that as to any Registrable Securities, such securities shall cease to constitute Registrable Securities upon the earliest to occur of: (i) when a Registration Statement covering such Registrable Securities becomes or has been declared effective by the Commission and such Registrable Securities have been sold or disposed of pursuant to such effective Registration Statement; (ii) when such Registrable Securities have been sold or disposed of pursuant to Rule 144 under the Securities Act (or any successor or similar provision adopted by the Commission then in effect); (iii) when such Registrable Securities are no longer subject to the volume and manner of sale restrictions on trading under the provisions of Rule 144 under the Securities Act, and the current public information requirement of Rule 144(e) no longer applies; or (iv) when such Registrable Securities have been sold or disposed of in a private transaction in which the transferor’s rights under this Agreement are not assigned to the transferee of such securities pursuant to Section 2.13.

“Registration Statement” means any one or more registration statements of the Parent filed under the Securities Act (or by reliance on the Multijurisdictional Disclosure System, if applicable) that covers the resale of any of the Registrable Securities pursuant to the provisions of this Agreement (including any registration statement relating to the offer and sale of Registrable Securities by Holders on a continuous or delayed basis pursuant to Rule 415), amendments and supplements to such registration statements, including post-effective amendments, and all exhibits and all reports incorporated by reference or deemed to be incorporated by reference in such registration statements.

“Rule 144” means Rule 144 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

“Rule 158” means Rule 158 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

“Rule 415” means Rule 415 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

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“Rule 424” means Rule 424 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Securities Laws” means the Securities Act and the Exchange Act.

“Selling Expenses” means all (a) underwriting fees, discounts and selling commissions allocable to the sale of Registrable Securities, and (b) transfer taxes allocable to the sale of the Registrable Securities, if any.

“Selling Holder” means a Holder who is selling Registrable Securities under a Registration Statement pursuant to the terms of this Agreement.

“Selling Shareholder Questionnaire” means a selling shareholder questionnaire reasonably adopted by the Parent from time to time.

“Trading Day” means a day during which trading in the Common Shares occurs in the Trading Market, or if the Common Shares are not listed on a Trading Market, a Business Day.

“Trading Market” means the Nasdaq or whichever national securities exchange on which the Common Shares are listed or quoted for trading on the date in question.

“Warrants” has the meaning provided for in the Subscription Agreement.

The terms set forth below shall have the meanings ascribed to them in the following sections of this Agreement:

Defined Term	Section Reference
Advice	Section 2.16
Agreement	Preamble
Grace Period	Section 2.03(a)
Indemnified Party	Section 2.10
Indemnifying Party	Section 2.10
Independent Interests	Section 3.07
Information	Section 3.07
Investors	Preamble
Issuer	Preamble
Losses	Section 2.08
Other Holder	Section 2.04(a)
Parent	Preamble
Piggyback Notice	Section 2.04(a)
Piggyback Offering	Section 2.04(a)
Post-Offering Lock-up Period	Section 2.07(a)
Preferred Equity	Recitals
Representatives	Section 3.07
Subscription Agreement	Preamble
Transfer	Section 2.07(a)
Underwritten Offering	Section 2.02(a)

ARTICLE II

REGISTRATION RIGHTS

Section 2.01 Shelf Registration.

(a) Within 60 days of a listing or posting for trading on a nationally recognized stock exchange in the United States, the Parent shall prepare and file a Registration Statement with the Commission.

(b) The Registration Statement filed with the Commission pursuant to this Section 2.01 shall be on Form S-3 or, if Form S-3 is not then available to the Parent, on Form S-1 or such other form of registration statement as is then available to effect a registration for resale of the Registrable Securities, covering the Registrable Securities, and shall contain a Prospectus in such form as to permit any selling Holder covered by such Registration Statement to sell such Registrable Securities pursuant to Rule 415 at any time beginning on the Effective Date for such Registration Statement. The Parent shall use reasonable best efforts to cause a Registration Statement filed pursuant to this Section 2.01 to be declared effective as soon as reasonably practicable thereafter; provided, however, that in no event shall the Parent be required to file and have declared effective a Registration Statement prior to the date that is 180 days after the date of this Agreement.

(c) During the Effectiveness Period, the Parent shall use its reasonable best efforts to cause a Registration Statement filed pursuant to this Section 2.01 to remain effective, and to be supplemented and amended to the extent necessary to ensure that such Registration Statement is available or, if not available, that another Registration Statement is available for the resale of the Registrable Securities without interruption until all Registrable Securities have ceased to be Registrable Securities. As soon as practicable following the Effective Date of a Registration Statement, but in any event within three Business Days of such date, the Parent shall notify the Holders of the effectiveness of such Registration Statement. At the time it becomes effective, a Registration Statement (including the documents incorporated therein by reference) will comply as to form in all material respects with all applicable requirements of the Securities Act and the Exchange Act and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading (in the case of any prospectus contained in such Registration Statement, in the light of the circumstances under which a statement is made).

(d) A Registration Statement shall provide for the distribution or resale pursuant to any method or combination of methods legally available to, and requested by, the Holders.

Section 2.02 Procedures For Underwritten Offerings.

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(a) Beginning six months after the filing of a Registration Statement filed in accordance with Section 2.01, the Holders may request to sell all or any portion of their Registrable Securities included thereon in an underwritten offering that is registered pursuant to such Registration Statement (an “Underwritten Offering”).

(b) In connection with any Underwritten Offering, Parent shall select one or more investment banking firms of national standing to be the managing underwriter or underwriters with the consent of the Investor, which consent shall not be unreasonably withheld, conditioned or delayed.

(c) As a condition for inclusion of a Selling Holder’s Registrable Securities in an Underwritten Offering, the Selling Holder shall agree to enter into an underwriting agreement with the underwriters and complete and execute all questionnaires, powers of attorney, indemnities and other documents reasonably required under the terms of such underwriting agreement; provided, that the underwriting agreement is in customary form and reasonably acceptable to the Selling Holders; and provided further, that no Selling Holder shall be required to make any representations or warranties to the Parent or the underwriters (other than representations and warranties regarding (i) such Selling Holder’s ownership of its Registrable Securities to be sold or transferred, (ii) such Selling Holder’s power and authority to effect such transfer and (iii) such matters pertaining to compliance with Securities Laws as may be reasonably requested). If any Selling Holder disapproves of the terms of an underwriting, such Selling Holder may elect to withdraw therefrom by notice to the Parent and the managing underwriter; provided, that any such withdrawal must be made no later than the time of pricing of such Underwritten Offering. Subject to Section 2.06 below, if all Selling Holders withdraw from an Underwritten Offering prior to the pricing of such Underwritten Offering or if the Registration Statement relating to an Underwritten Offering is suspended pursuant to Section 2.03, then such abandoned or suspended, as applicable, Underwritten Offering will not be considered an Underwritten Offering under this Section 2.02.

(d) If the managing underwriter or underwriters for an Underwritten Offering advises the Parent that the total amount of Registrable Securities or other Common Shares to be included in such Underwritten Offering is such as to materially adversely affect the success of such Underwritten Offering, the number of Registrable Securities or other Common Shares to be included in such offering will be reduced as follows: first, the Parent shall reduce or eliminate the Common Shares to be included by any Person other than a Selling Holder or the Parent; second, the Parent shall reduce or eliminate any Common Shares to be included by the Parent; and third, the Parent shall reduce the number of Registrable Securities to be included by Selling Holders on a pro rata basis based on the total number of Registrable Securities requested by the Selling Holders to be included in the Underwritten Offering.

(e) The Parent will not be required to undertake an Underwritten Offering pursuant to this Section 2.02 if the Parent has undertaken an Underwritten Offering, whether for its own account or pursuant to this Agreement, within the 180 days preceding the date of the request for such Underwritten Offering pursuant to this Section 2.02 is given to the Parent.

(f) If the Common Shares are not listed or posted for trading on a nationally recognized stock exchange in the United States on or prior to the one year anniversary of the date hereof, then the provisions of the Agreement shall be deemed to apply to distributions or offerings of Common Shares under the Canadian Securities Laws, mutatis mutandis, (including, for the avoidance of doubt, that all references in the Agreement to a form or filing that may be made by the Parent shall be deemed to be references to the similar or corresponding form or filing under Canadian Securities Laws).

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(g) The Parent shall not be required to effect more than two (2) registrations pursuant to this Section 2.02. An Underwritten Offering shall not be considered made for purposes of this Section 2.02 unless the offering has resulted in a disposition by the Selling Holders of at least 50% of the amount of Registrable Securities to be included.

Section 2.03 Grace Periods.

(a) Notwithstanding anything to the contrary herein:

(i) the Parent shall be entitled to postpone the filing or effectiveness of, or, at any time after a Registration Statement has been declared effective by the Commission suspend the use of, a Registration Statement (including the Prospectus included therein) if in the good faith judgment of the Board, (A) such registration, offering or use would reasonably be expected to materially affect in an adverse manner, or materially interfere with any bona fide material financing of the Parent or any material transaction under consideration by the Parent or would require the disclosure of information that has not been, and is not otherwise required to be, disclosed to the public and the premature disclosure of which would materially affect the Parent in an adverse manner; (B) the Parent is in possession of material non-public information, the disclosure of which would not be, in the good faith opinion of the Board, in the best interests of the Parent; or (C) the Parent must amend or supplement the affected registration statement or the related prospectus so that such registration statement or prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the case of the prospectus in light of the circumstances under which they were made, not misleading (the period of a postponement or suspension as described in clause (A) and/or a delay described in clause (B) or this clause (C), a “Grace Period”); provided however, that in the event such Registration Statement relates to an Underwritten Offering pursuant to Section 2.02, then the Holders initiating such Underwritten Offering shall be entitled to withdraw the request for the Underwritten Offering and, if such request is withdrawn, it shall not count against the limits imposed pursuant to Section 2.02 and the Parent shall pay all Registration Expenses in connection with such registration.

(b) The Parent shall promptly (i) notify the Holders in writing of the existence of the Grace Period (provided that the Parent shall not disclose the content of such material non- public information to any Holder, without the express consent of such Holder) or the need to file a post-effective amendment, as applicable, and the date on which such Grace Period began or will begin, and (ii) notify the Holders in writing of the date on which the Grace Period ends.

(c) The Parent shall not utilize the right to a Grace Period more than twice in any 365 day period nor for more than 90 days in the aggregate during any 365 day period. For purposes of determining the length of a Grace Period, the Grace Period shall be deemed to begin on and include the date the Holders receive the notice referred to in clause (i) of Section 2.03(b) and shall end on and include the later of the date the Holders receive the notice referred to in clause (iii) of Section 2.03(b) and the date referred to in such notice.

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Section 2.04 Piggyback Registration.

(a) If at any time, and from time to time, the Parent proposes to conduct an underwritten offering of Common Shares for its own account or for the account of other holders of Common Shares entitled to participate in such offering (“Other Holders”), then the Parent shall give written notice (the “Piggyback Notice”) of such underwritten offering to the Holders at least ten Business Days prior to the earlier of the date of filing of the registration statement or the date of filing of the preliminary prospectus supplement for such underwritten offering. Such Piggyback Notice shall include the number of Common Shares to be offered, the proposed date of such underwritten offering, any proposed means of distribution of such Common Shares, any proposed managing underwriter of such Common Shares and a good faith estimate by the Parent of the proposed maximum offering price of such Common Shares (as such price would appear on the front cover page of a registration statement), and shall offer the Holders the opportunity to sell such amount of Registrable Securities as such Holders may request on the same terms and conditions as the Parent or such Other Holders (a “Piggyback Offering”). Subject to Section 2.04(b), the Parent will include in each Piggyback Offering all Registrable Securities for which the Parent has received written requests for inclusion within ten (10) Business Days after the date the Piggyback Notice is given; provided, however, that in the case of a “takedown” of Common Shares registered under a shelf registration statement previously filed by the Parent, such Registrable Securities are covered by an existing and effective Registration Statement that may be utilized for the offering and sale of the Registrable Securities requested to be offered.

(b) The Parent will cause the managing underwriter or underwriters of the proposed offering to permit the Selling Holders that have requested Registrable Securities to be included in the Piggyback Offering to include all such Registrable Securities on the same terms and conditions as any similar securities, if any, of the Parent or the Other Holders. Notwithstanding the foregoing, if the managing underwriter or underwriters of such underwritten offering advises the Parent and the Selling Holders in writing that, in its view, the total amount of Common Shares that the Parent, such Selling Holders and any Other Holders propose to include in such offering is such as to materially adversely affect the success of such underwritten offering, then:

(i) if such Piggyback Offering is an underwritten primary offering by the Parent for its own account, the Parent will include in such Piggyback Offering: (A) first, all Common Shares to be offered by the Parent; (B) second, the Common Shares requested to be included in such Piggyback Offering by the Selling Holders (pro rata among the Selling Holders based on the number of Common Shares each requested to be included); and (C) third, the Common Shares requested to be included in such Piggyback Offering by all Other Holders (pro rata among the Other Holders based on the number of Common Shares each requested to be included); or

(ii) if such Piggyback Offering is an underwritten secondary offering for the account of Other Holders exercising “demand” rights pursuant to a prior registration rights agreement, the Parent will include in such registration: (A) first, the Common Shares of the Other Holders exercising “demand” rights requested to be included therein (pro rata among such Other Holders based on the number of Common Shares each requested to be included); (B) second, the Common Shares proposed to be included in the registration by the Parent; and (C) third, the Common Shares requested to be included in such Piggyback Offering by the Selling Holders and any Other Holders entitled to participate therein (pro rata among such Selling Holders and Other Holders based on the number of Common Shares requested to be included); and

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in each case, the total amount of securities to be included in such Piggyback Offering is the full amount that, in the view of such managing underwriter, can be sold without materially adversely affecting the success of such Piggyback Offering.

(c) If at any time after giving the Piggyback Notice and prior to the time sales of securities are confirmed pursuant to the Piggyback Offering, the Parent determines for any reason to delay the Piggyback Offering, the Parent may, at its election, give notice of its determination to the Selling Holders, and in the case of such a determination, will be relieved of its obligation to register any Registrable Securities in connection with the abandoned or delayed Piggyback Offering, without prejudice.

(d) Any Selling Holder may withdraw its request for inclusion of its Registrable Securities in a Piggyback Offering by giving written notice to the Parent, at least three Business Days prior to the anticipated date of the filing by the Parent of a prospectus supplement under Rule 424 (which shall be the preliminary prospectus supplement, if one is used in the “takedown”) with respect to such offering, of its intention to withdraw from that registration; provided, however, that (i) the Holder’s request be made in writing and (ii) the withdrawal will be irrevocable and, after making the withdrawal, the Holder will no longer have any right to include its Registrable Securities in that Piggyback Offering.

Section 2.05 Registration Procedures. If and when the Parent is required to effect any registration under the Securities Act as provided in Section 2.01 or any Underwritten Offering as provided in Section 2.02, the Parent shall use its reasonable best efforts to:

(a) prepare and file with the Commission the requisite Registration Statement to effect such registration and thereafter use its reasonable best efforts to cause such Registration Statement to become and remain effective, subject to the limitations contained herein;

(b) prepare and file with the Commission such amendments and supplements to such Registration Statement and the Prospectus used in connection therewith as may be necessary to keep such Registration Statement effective and to comply with the provisions of the Securities Act and the Exchange Act with respect to the disposition of all Registrable Securities covered by such Registration Statement until such time as all of such Registrable Securities have been disposed of in accordance with the method of disposition set forth in such Registration Statement, subject to the limitations contained herein;

(c) (i) before filing a Registration Statement or Prospectus or any amendments or supplements thereto, at the Parent’s expense, furnish to each Holder whose securities are covered by such Registration Statement copies of all such documents, other than documents that are incorporated by reference into such Registration Statement or Prospectus, proposed to be filed and such other documents reasonably requested by such Holders (which may be furnished by email), and afford Counsel to the Holders a reasonable opportunity to review and comment on such documents and (ii) in connection with the preparation and filing of each such Registration Statement pursuant to this Agreement, (A) upon reasonable advance notice to the Parent and subject to the confidentiality obligations set forth in Section 3.13, give each of the foregoing such reasonable access to all financial and other records, corporate documents and properties of the Parent as shall be necessary, in the reasonable opinion of Counsel to the Holders and such underwriters, to conduct a reasonable due diligence investigation for purposes of the Securities Act and the Exchange Act, and (B) upon reasonable advance notice to the Parent and subject to the confidentiality obligations set forth in Section 3.1, during normal business hours, provide such reasonable opportunities to discuss the business of the Parent with its officers, directors, employees and the independent public accountants who have certified its financial statements as shall be necessary, in the reasonable opinion of Counsel to the Holders and such underwriters, to conduct a reasonable due diligence investigation for purposes of the Securities Act and the Exchange Act;

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(d) notify each Holder, promptly after the Parent receives notice thereof, of (i) any correspondence from the Commission relating to such Registration Statement or Prospectus, (ii) the time when such Registration Statement has been declared effective, and (iii) the time when a supplement to any Prospectus forming a part of such Registration Statement has been filed;

(e) with respect to any offering of Registrable Securities furnish to each Selling Holder, without charge, such number of copies of the applicable Registration Statement, each amendment and supplement thereto, the Prospectus included in such Registration Statement (including each preliminary Prospectus, final Prospectus, and any other Prospectus (including any Prospectus filed under Rule 424, Rule 430A or Rule 430B promulgated under the Securities Act and any “issuer free writing prospectus” as such term is defined under Rule 433 promulgated under the Securities Act)), all exhibits and other documents filed therewith and such other documents as such Selling Holder may reasonably request including in order to facilitate the disposition of the Registrable Securities owned by such Selling Holder a copy of any and all comment letters, transmittal letters or other correspondence to or received from, the Commission or any other governmental authority relating to such Registration Statement, Prospectus or offer;

(f) (i) register or qualify all Registrable Securities covered by such Registration Statement under such other securities or blue sky laws of such states or other jurisdictions of the United States of America as the Holders covered by such Registration Statement shall reasonably request in writing, (ii) keep such registration or qualification in effect for so long as such Registration Statement remains in effect and (iii) take any other action that may be necessary or reasonably advisable to enable the Holders to consummate the disposition in such jurisdictions of the securities to be sold by the Holders, except that the Parent shall not for any such purpose be required to qualify generally to do business as a foreign corporation in any jurisdiction wherein it would not but for the requirements of this subsection (f) be obligated to be so qualified, to subject itself to taxation in such jurisdiction or to consent to general service of process in any such jurisdiction;

(g) cause all Registrable Securities included in such Registration Statement to be registered with or approved by such other federal or state governmental agencies or authorities

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as necessary upon the opinion of counsel to the Parent or Counsel to the Holders of Registrable Securities included in such Registration Statement to enable such Holder or Holders thereof to consummate the disposition of such Registrable Securities in accordance with their intended method of distribution thereof;

(h) with respect to any Underwritten Offering, obtain a signed:

(i) opinion of outside counsel for the Parent (including a customary 10b-5 statement), dated the date of the closing under the underwriting agreement and addressed to the underwriters, reasonably satisfactory (based on the customary form and substance of opinions of issuers’ counsel customarily given in such an offering) in form and substance to such underwriters, if any;

(ii) “comfort” letter, dated the date of the underwriting agreement and another dated the date of the closing under the underwriting agreement and addressed to the underwriters and signed by the independent public accountants who have certified the Parent’s financial statements included or incorporated by reference in such Registration Statement, reasonably satisfactory (based on the customary form and substance of “cold comfort” letters of issuers’ independent public accountants customarily given in such an offering) in form and substance to such underwriters covering substantially the same matters with respect to such Registration Statement (and the Prospectus included therein) as are customarily covered in accountants’ comfort letters delivered to underwriters in such types of offerings of securities; and

(iii) certificate of the chief financial officer or other appropriate executive officer of the Parent, dated the date of the underwriting agreement and another dated the date of the closing under the underwriting agreement and addressed to the underwriters, if reasonably requested by the underwriters for the purpose of certifying certain financial information not addressed in the comfort letter referred to in clause (ii) immediately above;

(i) notify each Holder of Registrable Securities included in such Registration Statement at any time when a Prospectus relating thereto is required to be delivered under the Securities Act, upon discovery that, or upon the happening of any event as a result of which, the Prospectus included in such Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they were made and for which the Parent chooses to suspend the use of the Registration Statement and Prospectus in accordance with the terms of this Agreement, at the written request of any such Holder, promptly prepare and furnish to it a reasonable number of copies of a supplement to or an amendment of such Prospectus as may be necessary so that, as thereafter delivered to the purchasers of such securities, such Prospectus, as supplemented or amended, shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they were made;

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(j) notify the Holders of Registrable Securities included in such Registration Statement promptly of any request by the Commission for the amending or supplementing of such Registration Statement or Prospectus or for additional information relating thereto;

(k) advise the Holders of Registrable Securities included in such Registration Statement promptly after the Parent receives notice or obtains knowledge of any order suspending the effectiveness of a Registration Statement relating to the Registrable Securities and promptly use its reasonable best efforts to obtain the withdrawal;

(l) otherwise comply with all applicable rules and regulations of the Commission and any other governmental agency or authority having jurisdiction over the offering of Registrable Securities, and make available to its shareholders, as soon as reasonably practicable, an earnings statement covering the period of at least 12 months, but not more than 18 months, beginning with the first full calendar month after the Effective Date of such Registration Statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 and which requirement will be deemed satisfied if the Parent timely files complete and accurate information on Form 10-Q and 10-K and Current Reports on Form 8-K under the Exchange Act and otherwise complies with Rule 158;

(m) provide and cause to be maintained a transfer agent and registrar for the Registrable Securities included in a Registration Statement no later than the Effective Date thereof;

(n) enter into such agreements (including an underwriting agreement in customary form) and take such other actions as the Holders beneficially owning a majority of the Registrable Securities included in a Registration Statement or the underwriters, if any, shall reasonably request in order to expedite or facilitate the disposition of such Registrable Securities, including customary indemnification, and provide reasonable cooperation, including, with respect to an Underwritten Offering under Section 2.02, causing at least one (1) executive officer and a senior financial officer to attend and participate in “road shows” and other information meetings organized by the underwriters, if any, as reasonably requested; provided, however, that the Parent shall have no obligation to participate in more than two “road shows” in any 12-month period and such participation shall not unreasonably interfere with the business operations of the Parent;

(o) if requested by the managing underwriter(s) or the Holders beneficially owning a majority of the Registrable Securities being sold in connection with an Underwritten Offering, promptly incorporate in a prospectus supplement or post-effective amendment such information relating to the plan of distribution for such shares of Registrable Securities provided to the Parent in writing by the managing underwriters and the Holders of a majority of the Registrable Securities being sold and that is required to be included therein relating to the plan of distribution with respect to such Registrable Securities, including information with respect to the number of Registrable Securities being sold to such underwriters, the purchase price being paid therefor by such underwriters and with respect to any other terms of the Underwritten Offering of the Registrable Securities to be sold in such offering, and make any required filings with respect to such information relating to the plan of distribution as soon as practicable after notified of the information;

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(p) if reasonably required by the Parent’s transfer agent, promptly deliver any authorizations, certificates and directions required by the transfer agent which authorize the transfer agent to transfer such Registrable Securities without legend upon sale by the Holder of such Registrable Securities under the Registration Statement; and

(q) otherwise use its reasonable best efforts to take all other steps necessary to effect the registration of such Registrable Securities contemplated hereby.

In addition, at least 10 Trading Days prior to the first anticipated filing date of a Registration Statement for any registration under this Agreement, the Parent will notify each Holder of the information the Parent requires from that Holder, including any update to or confirmation of the information contained in the Selling Shareholder Questionnaire, if any, which shall be completed and delivered to the Parent promptly upon request and, in any event, within five Trading Days prior to the applicable anticipated filing date. Each Holder further agrees that it shall not be entitled to be named as a selling securityholder in the Registration Statement or use the Prospectus for offers and resales of Registrable Securities at any time, unless such Holder has returned to the Parent a completed and signed Selling Shareholder Questionnaire and a response to any requests for further information as described in the previous sentence and, if an Underwritten Offering, entered into an underwriting agreement with the underwriters in accordance with Section 2.02(c) and Section 2.07. If a Holder of Registrable Securities returns a Selling Shareholder Questionnaire or a request for further information, in either case, after its respective deadline, the Parent shall be permitted to exclude such Holder from being a selling security holder in the Registration Statement or any pre-effective or post-effective amendment thereto. Each Holder acknowledges and agrees that the information in the Selling Shareholder Questionnaire or request for further information as described in this Section 2.05 will be used by the Parent in the preparation of the Registration Statement and hereby consents to the inclusion of such information in the Registration Statement.

Section 2.06 Registration Expenses. The Parent shall pay all reasonable Registration Expenses as determined reasonably and in good faith by the Board, including, in the case of an Underwritten Offering, the Registration Expenses of an Underwritten Offering, regardless of whether any sale is made pursuant to such Underwritten Offering. Each Selling Holder shall pay its pro rata share of all Selling Expenses in connection with any sale of its Registrable Securities hereunder. For the avoidance of doubt, each Selling Holder’s pro rata allocation of Selling Expenses shall be the percentage derived by dividing (i) the number of Registrable Securities sold by such Selling Holder in connection with such sale by (ii) the aggregate number of Registrable Securities sold by all Selling Holders in connection with such sale. Notwithstanding the foregoing, the Parent shall not be required to pay for any expenses of any registration proceeding begun pursuant to Sections 2.01 or 2.02 if the registration request is subsequently withdrawn at the request of the Holders of a majority of the Registrable Securities to be registered or included in an offering pursuant to a registration requested thereunder (the “Withdrawing Holders”) and, in such event, the Withdrawing Holders shall pay such expenses pro rata based on the number of securities they had requested to include in such registration or offering, unless in the case of Section 2.02 the Withdrawing Holders agree that such registration constitutes the use by the Holders of one (1) Underwritten Offering pursuant to Section 2.02(g), provided, however, that any such withdrawal which is based upon information showing a material change in the condition, business, or prospects of the Parent and which was not known or available to such Withdrawing Holders at the time of their request for such registration and such Withdrawing Holders have withdrawn their request for registration with reasonable promptness after learning of such material change, then the Holders shall not be required to pay any of such expenses and such registration shall not constitute an Underwritten Offering pursuant to Section 2.02(g).

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Section 2.07 Post-Offering Lock-up.

(a) In connection with any Underwritten Offering, Piggyback Offering or other underwritten public offering of equity securities by the Parent, except with the written consent of the underwriters managing such offering, no Holder who participates in such offering or who beneficially owns 1% or more of the outstanding Common Shares at such time shall (a) offer, pledge, sell, contract to sell, grant any option, right or warrant to purchase, give, assign, hypothecate, pledge, encumber, grant a security interest in, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of (including through any hedging or other similar transaction) any economic, voting or other rights in or to any equity securities of the Parent, or otherwise transfer or dispose of any equity securities of the Parent, directly or indirectly, to a Person (but excluding (i) any direct or indirect Transfer of a partnership interest in a private equity or similar investment fund that, when aggregated with its parallel funds and alternative investment vehicles, is established to make investments in multiple portfolio companies and not primarily to invest in Parent and (ii) a pledge as collateral for a private equity or similar investment fund’s bona fide revolving credit facility that is also secured by other investments of such fund) or (b) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of equity securities of the Parent (any such transaction described in clause (a) or (b) above, a “Transfer”), without prior written consent from the Parent, during the seven (7) days prior to and the 180-day period beginning on the date of closing of such offering (the “Post-Offering Lock-up Period”), except as part of such offering; provided, that nothing herein will prevent any Holder from making a Transfer of Registrable Securities to a Permitted Transferee that is otherwise in compliance with the applicable securities laws, so long as such Permitted Transferee agrees to be bound by the restrictions set forth in this Section 2.07(a). Each such Holder agrees to execute a lock-up agreement in favor of the Parent’s underwriters to such effect and, in any event, that the Parent’s underwriters in any relevant offering shall be third party beneficiaries of this Section 2.07(a). The provisions of this Section 2.07(a) will no longer apply to a Holder once such Holder ceases to hold Registrable Securities.

(b) In connection with any Underwritten Offering, the Parent shall not effect any Transfer of equity securities of the Parent, or any securities convertible into or exchangeable or exercisable for such securities, without prior written consent from the Selling Holders, during the Post-Offering Lock-up Period, except as part of such offering. The Parent agrees to execute a lock-up agreement in favor of the Selling Holders’ underwriters to such effect and, in any event, that the Selling Holders’ underwriters in any relevant offering shall be third party beneficiaries to this Section 2.07(b). Notwithstanding the foregoing, the Parent may (i) effect a public sale or distribution of securities of the type described above and during the periods described above if such sale or distribution is made pursuant to registrations on Form S-4 or Form S-8 or as part of any registration of securities offering and sale to employees, directors or consultants of the Parent and its subsidiaries pursuant to any employee stock plan or other employee benefit plan arrangement and (ii) Transfer units of Preferred Equity and issue Common Shares in connection with the redemption or exchange of Preferred Equity at any time in accordance with the terms of the Limited Liability Company Agreement.

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Section 2.08 Indemnification by the Parent. The Parent shall, notwithstanding any termination of this Agreement, indemnify, defend and hold harmless each Holder, the officers, directors, agents, partners, members, managers, stockholders, Affiliates, employees and investment managers of each of them, each Person who controls any such Holder (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) and the officers, directors, partners, members, managers, stockholders, agents and employees of each such controlling Person, to the fullest extent permitted by applicable law, from and against any and all losses, claims, damages, liabilities, costs (including reasonable costs of preparation and investigation and reasonable attorneys’ fees) and expenses (collectively, “Losses”), to which any of them may become subject, that arise out of or are based upon (a) any untrue or alleged untrue statement of a material fact contained in any Registration Statement contemplated herein, any Prospectus or any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus thereto or (b) any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein (in the case of any Prospectus or form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading, except to the extent, but only to the extent, that (i) such untrue statements, alleged untrue statements, omissions or alleged omissions are based upon information regarding such Holder furnished in writing to the Parent by such Holder expressly for use therein, or to the extent that such information relates to such Holder or such Holder’s proposed method of distribution of Registrable Securities and was provided by such Holder expressly for use in the Registration Statement, such Prospectus or such form of Prospectus or in any amendment or supplement thereto, or (ii) in the case of an occurrence of an event of the type specified in Section 2.05(i), related to the use by a Holder of an outdated or defective Prospectus after the Parent has notified such Holder in writing that the Prospectus is outdated or defective and prior to the receipt by such Holder of the Advice contemplated and defined in Section 2.16, but only if and to the extent that following the receipt of the Advice the misstatement or omission giving rise to such Loss would have been corrected. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of an Indemnified Party, shall survive the transfer of the Registrable Securities by the Holders, and shall be in addition to any liability which the Parent may otherwise have.

Section 2.09 Indemnification by Holders. Each Holder shall, severally and not jointly, indemnify and hold harmless the Parent, its respective directors, officers, agents and employees, each Person who controls the Parent (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, agents or employees of such controlling Persons, to the fullest extent permitted by applicable law, from and against all Losses, as incurred, arising out of or based upon any untrue or alleged untrue statement of a material fact contained in any Registration Statement, any Prospectus, or any form of prospectus, or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any Prospectus, or any form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading (a) to the extent, but only to the extent, that such untrue statements or omissions are based upon information regarding such Holder furnished in writing to the Parent by such Holder expressly for use therein; (b) to the extent, but only to the extent, that such information relates to such Holder or such Holder’s proposed method of distribution of Registrable Securities and was provided by such Holder expressly for use therein or (c) in the case of an occurrence of an event of the type specified in Section 2.05(i), to the extent, but only to the extent, related to the use by such Holder of an outdated or defective Prospectus after the Parent has notified such Holder in writing that the Prospectus is outdated or defective and prior to the receipt by such Holder of the Advice contemplated in Section 2.16, but only if and to the extent that following the receipt of the Advice the misstatement or omission giving rise to such Loss would have been corrected. In no event shall the liability of any Selling Holder hereunder be greater in amount than the dollar amount of the net proceeds received by such Selling Holder upon the sale of the Registrable Securities giving rise to such indemnification obligation. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of an Indemnified Party, shall survive the transfer of the Registrable Securities by the Holders, and shall be in addition to any liability which the Holder may otherwise have.

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Section 2.10 Conduct of Indemnification Proceedings.

(a) If any Proceeding shall be brought or asserted against any Person entitled to indemnity under this Section 2.10 (an “Indemnified Party”), such Indemnified Party shall promptly notify the Person from whom indemnity is sought (the “Indemnifying Party”) in writing, and the Indemnifying Party shall have the right to assume the defense thereof, including the employment of counsel reasonably satisfactory to the Indemnified Party and the payment of all reasonable fees and expenses incurred in connection with defense thereof; provided, that the failure of any Indemnified Party to give such notice shall not relieve the Indemnifying Party of its obligations or liabilities pursuant to this Agreement, except (and only) to the extent that such failure shall have materially and adversely prejudiced the Indemnifying Party.

(b) An Indemnified Party shall have the right to employ separate counsel in any such Proceeding and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Indemnified Party or Parties unless: (a) the Indemnifying Party has agreed in writing to pay such fees and expenses; (b) the Indemnifying Party shall have failed promptly to assume the defense of such Proceeding and to employ counsel reasonably satisfactory to such Indemnified Party in any such Proceeding; or (c) the named parties to any such Proceeding (including any impleaded parties) include both such Indemnified Party and the Indemnifying Party, and such Indemnified Party shall have been advised by counsel that in the reasonable judgment of such counsel a conflict of interest exists if the same counsel were to represent such Indemnified Party and the Indemnifying Party; provided, that the Indemnifying Party shall not be liable for the reasonable and documented fees and expenses of more than one separate firm of attorneys at any time for all Indemnified Parties. The Indemnifying Party shall not be liable for any settlement of any such Proceeding effected without its written consent, which consent shall not be unreasonably withheld, delayed or conditioned. No Indemnifying Party shall, without the prior written consent of the Indemnified Party, effect any settlement of any pending Proceeding in respect of which any Indemnified Party is a party, unless such settlement includes an unconditional release of such Indemnified Party from all liability on claims that are the subject matter of such Proceeding.

(c) Subject to the terms of this Agreement, all reasonable and documented fees and expenses of the Indemnified Party (including reasonable and documented fees and expenses to the extent incurred in connection with investigating or preparing to defend such Proceeding in a manner not inconsistent with this Section 2.10) shall be paid to the Indemnified Party, as incurred, with reasonable promptness after receipt of written notice thereof to the Indemnifying Party; provided, that the Indemnified Party shall promptly reimburse the Indemnifying Party for that portion of such fees and expenses applicable to such actions for which such Indemnified Party is finally judicially determined not to be entitled to indemnification hereunder. The failure to deliver written notice to the Indemnifying Party within a reasonable time of the commencement of any such action shall not relieve such Indemnifying Party of any liability to the Indemnified Party under this Section 2.10, except to the extent that the Indemnifying Party is materially and adversely prejudiced in its ability to defend such action.

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Section 2.11 Contribution.

(a) If a claim for indemnification under Section 2.08 or Section 2.09 is unavailable to an Indemnified Party or insufficient to hold an Indemnified Party harmless for any Losses, then each Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of such Losses, in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party and Indemnified Party in connection with the actions, statements or omissions that resulted in such Losses as well as any other relevant equitable considerations. The relative fault of such Indemnifying Party and Indemnified Party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission of a material fact, has been taken or made by, or relates to information supplied by, such Indemnifying Party or Indemnified Party, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such action, statement or omission.

(b) The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 2.11 were determined by pro rata allocation or by any other method of allocation that does not take into account the equitable considerations referred to in the immediately preceding paragraph. Notwithstanding the provisions of this Section 2.11, no Holder shall be required to contribute, in the aggregate, any amount in excess of the amount by which the net proceeds actually received by such Holder from the sale of the Registrable Securities subject to the Proceeding exceeds the amount of any damages that such Holder has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

Section 2.12 Rule 144 and Rule 144A; Other Exemptions. With a view to making available to the Holders of Registrable Securities the benefits of Rule 144 and Rule 144A promulgated under the Securities Act and other rules and regulations of the Commission that may at any time permit a Holder of Registrable Securities to sell securities of the Parent without registration, until the earlier of (a) such time as when no Registrable Securities remain outstanding and (b) such time as the Parent is no longer subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Parent covenants that it will (i) file in a timely manner all reports and other documents required, if any, to be filed by it under the Securities Act and the Exchange Act and the rules and regulations adopted thereunder or (ii) make available information necessary to comply with Rule 144 and Rule 144A, if available with respect to resales of the Registrable Securities under the Securities Act, at all times, all to the extent required from time to time to enable such Holder to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by (A) Rule 144 and Rule 144A promulgated under the Securities Act (if available with respect to resales of the Registrable Securities), as such rules may be amended from time to time or (B) any other rules or regulations now existing or hereafter adopted by the Commission. Upon the reasonable request of any Holder of Registrable Securities, the Parent will deliver to such Holder a written statement as to whether it has complied with such information requirements, and, if not, the specific reasons for non-compliance.

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Section 2.13 Transfer of Registration Rights. The rights of the Holders to cause the Parent to register Registrable Securities under this Article II may not be transferred or assigned, in whole or in part, without the written consent of the Parent; provided, however, that a Holder may assign such rights pursuant to this Article II in connection with a transfer of Registrable Securities to a Permitted Transferee so long as (a) such transfer or assignment is effected in accordance with applicable securities laws, (b) the transferee executes a joinder to this Agreement pursuant to which such transferee agrees to be bound by the terms set forth in this Article II, and (c) the Parent is given written notice prior to such transfer or assignment, stating the name and address of each such transferee or assignee and identifying the Registrable Securities with respect to which such registration rights are being transferred or assigned; provided, however, that any rights assigned hereunder shall apply only in respect of the Registrable Securities that are transferred or assigned and not in respect of any other securities that the transferee or assignee may hold.

Section 2.14 Preservation of Rights. The Parent shall not grant any registration rights to third parties which are more favorable than or inconsistent with the rights granted hereunder unless any such more favorable rights are concurrently added to the rights granted hereunder.

Section 2.15 Parent Status and Listing of Common Shares. The Parent shall use commercially reasonable efforts to:

(a) maintain the Parent’s status as a “reporting issuer” not in default under the Canadian Securities Laws in each of the provinces of British Columbia, Ontario and Alberta and any other province or territory in which the Parent may become a “reporting issuer” from time to time; and

(b) maintain the listing of the Common Shares on the TSX Venture Exchange or another nationally recognized stock exchange in the United States or Canada acceptable to the Investors, acting reasonably;

provided, that these covenants shall not restrict or prevent the Parent from engaging in or completing any transaction which would result in the Parent ceasing to be a “reporting issuer” or the Common Shares ceasing to be listed on the TSX Venture Exchange, provided that (i) the holders of Common Shares receive (A) cash, (B) securities of an entity which is listed on a stock exchange in Canada or the United States or such other exchange as may be agreed upon by the Investors or (C) a combination of (A) and (B); or (ii) the Investors or the holders of the Common Shares have approved or otherwise consented to the transaction (by the requisite majority required under the Canadian Securities Acts or corporate law).

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Section 2.16 Termination of Registration Rights. The right of any Holder to request registration or inclusion of Registrable Securities in any registration pursuant to this Article II shall terminate upon the fifth anniversary of the Closing Date.

ARTICLE III

MISCELLANEOUS

Section 3.01 Further Assurances. Each of the parties hereto shall execute all such further instruments and documents and take all such further action as any other party hereto may reasonably require in order to effectuate the terms and purposes of this Agreement.

Section 3.02 Remedies. Any Person having rights under any provision of this Agreement shall be entitled to enforce such rights specifically to recover damages caused by reason of any breach of any provision of this Agreement and to exercise all other rights granted by law. The parties hereto agree and acknowledge that money damages may not be an adequate remedy for any breach of the provisions of this Agreement and that any party may in its sole discretion apply to any court of law or equity of competent jurisdiction (without posting any bond or other security) for specific performance and for other injunctive relief in order to enforce or prevent violation of the provisions of this Agreement.

Section 3.03 No Inconsistent Agreements. The Parent shall not hereafter enter into any agreement with respect to its securities which is inconsistent with, abrogates or violates the rights granted to the Investor or any Holders in this Agreement, without the consent of the Investor or such Holders.

Section 3.04 Amendments and Waivers. The provisions of this Agreement, including the provisions of this sentence, may not be amended, modified or supplemented, or waived unless the same shall be in writing and signed by the Parent and the Investors; provided, however, that no amendment, modification, supplement, or waiver of any provision of Article II that disproportionately and adversely affects, alters, or changes the interests of any Holder pursuant to Article II shall be effective against such Holder without the prior written consent of such Holder; and provided, further, that the waiver of any provision with respect to any Registration Statement or offering may be given by any Holder entitled to participate in such offering or, if such offering shall have been commenced, having elected to participate in such offering. No waiver of any terms or conditions of this Agreement shall operate as a waiver of any other breach of such terms and conditions or any other term or condition, nor shall any failure to enforce any provision hereof operate as a waiver of such provision or of any other provision hereof. No written waiver hereunder, unless it by its own terms explicitly provides to the contrary, shall be construed to effect a continuing waiver of the provisions being waived and no such waiver in any instance shall constitute a waiver in any other instance or for any other purpose or impair the right of the party against whom such waiver is claimed in all other instances or for all other purposes to require full compliance with such provision. The failure of any party hereto to enforce any provision of this Agreement shall not be construed as a waiver of such provision and shall not affect the right of such party thereafter to enforce each provision of this Agreement in accordance with its terms.

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Section 3.05 Notices. Any notice or other communication required or which may be given hereunder shall be in writing and shall be sent by certified or regular mail, by private national courier service (return receipt requested, postage prepaid), by personal delivery, by electronic mail or by facsimile transmission. Such notice or communication shall be deemed given (i) if mailed, two days after the date of mailing, (ii) if sent by national courier service, one Business Day after being sent, (iii) if delivered personally, when so delivered, (iv) if sent by electronic mail, on the Business Day such electronic mail is transmitted, or (v) if sent by facsimile transmission, on the Business Day such facsimile is transmitted, in each case as follows:

(a) If to the Parent:

The Real Brokerage Inc.

133 Richmond Street West, Suite 302

Toronto, Ontario M5H 2L3

Attention: Tamir Poleg, Chief Executive Officer

Email: [redacted]

with a copy (which shall not constitute notice) to:

Gowling WLG (Canada) LLP

1 First Canadian Place,

100 King Street West, Suite 1600,

Toronto, Ontario, M5X 1G5

Attention: Jason A. Saltzman

Email: [redacted]

(b) If to the Investor or any Holder:

c/o Insight Partners

1114 Avenue of the Americas, Floor 36 New York, NY 10036

Attention: Andrew Prodromos, Deputy General Counsel and Chief Compliance Officer

E-mail: [redacted]

with a copy (which shall not constitute notice) to:

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019

Attention: Robert A. Rizzo

Email: [redacted]

and with a copy (which shall not constitute notice) to:

Stikeman Elliott LLP

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5300 Commerce Court West

199 Bay Street

Toronto, Ontario M5L 1B9

Attention: Jonah Mann

E-mail: [redacted]

If any time period for giving notice or taking action hereunder expires on a day which is a Saturday, Sunday or legal holiday in the State of New York or the jurisdiction in which the Parent’s principal office is located, the time period shall automatically be extended to the Business Day immediately following such Saturday, Sunday or legal holiday.

Section 3.06 Successors and Assigns. Subject to Section 2.13, this Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns (including any trustee in bankruptcy). No assignment or delegation of any of the Parent’s rights, interests or obligations under Article II shall be effective against any Holder without the prior written consent of the Investors.

Section 3.07 Execution and Counterparts. This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to each other party, it being understood that the parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission or by e-mail delivery of a “.pdf” format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or .pdf signature page were an original thereof.

Section 3.08 Governing Law.

(a) This Agreement and all matters, claims or Proceedings (whether at law, in equity, in Contract, in tort or otherwise) based upon, arising out of or relating to this Agreement or the negotiation, execution or performance of this Agreement, shall be interpreted and enforced in accordance with, and the respective rights and obligations of the parties shall be governed by, the laws of the State of Delaware applicable to contracts executed in and to be performed entirely within that State, regardless of the laws that might otherwise govern under any applicable conflict of laws principles.

(b) All Proceedings arising out of or relating to this Agreement shall be heard and determined in the Chancery Court of the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction over any Proceeding, any state or federal court within the State of Delaware) and appellate courts therefrom and the parties hereto hereby irrevocably submit to the exclusive jurisdiction and venue of such courts in any such Proceeding and irrevocably waive the defense of an inconvenient forum or lack of jurisdiction to the maintenance of any such Proceeding. The consents to jurisdiction and venue set forth in this Section 3.08(b) shall not constitute general consents to service of process in the State of Delaware, shall have no effect for any purpose except as provided in this Section 3.08(b) and shall not be deemed to confer rights on any Person other than the parties hereto. Each party hereto agrees that service of process upon such party in any Proceeding arising out of or relating to this Agreement shall be effective if notice is given by overnight courier, with a copy by e-mail, at the address set forth in Section 3.05 of this Agreement. The parties hereto agree that a final judgment in any such Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law; provided that, nothing in the foregoing shall restrict any party’s rights to seek any post-judgment relief regarding, or any appeal from, a final trial court judgment.

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Section 3.09 Waiver of Jury Trial.

(a) EACH OF THE PARTIES HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT IT MAY HAVE TO TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (C) IT MAKES SUCH WAIVER VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 3.09(a)

(b) To the extent that any party has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, each such party hereby irrevocably waives such immunity in respect of its obligations with respect to this Agreement; provided, however, that this provision does not, and shall not be deemed to, modify the exclusive jurisdiction provisions in Section 3.08.

Section 3.10 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their commercially reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.

Section 3.11 Descriptive Headings. Interpretation; No Strict Construction. The descriptive headings of this Agreement are inserted for convenience only and do not constitute a substantive part of this Agreement. Whenever required by the context, any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular forms of nouns, pronouns, and verbs shall include the plural and vice versa. Reference to any agreement, document, or instrument means such agreement, document, or instrument as amended or otherwise modified from time to time in accordance with the terms thereof, and, if applicable, hereof. The words “include”, “includes” or “including” in this Agreement shall be deemed to be followed by “without limitation”. The use of the words “or,” “either” or “any” shall not be exclusive. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. All references to laws, rules, regulations and forms in this Agreement shall be deemed to be references to such laws, rules, regulations and forms, as amended from time to time or, to the extent replaced, the comparable successor thereto in effect at the time. All references to agencies, self-regulatory organizations or governmental entities in this Agreement shall be deemed to be references to the comparable successors thereto from time to time.

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Section 3.12 Entire Agreement. This Agreement and any certificates, documents, instruments and writings that are delivered pursuant hereto constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersedes all prior understandings, agreements or representations by or among the parties hereto, written or oral, to the extent they relate in any way to the subject matter hereof.

Section 3.13 Termination.

(a) The rights and obligations of the Parent and any Holder under Article II (other than those set forth in Section 2.07 (Post-Offering Lock-Up), which shall terminate at the expiration of the time periods set forth therein) shall terminate on the date such Holder no longer beneficially owns any Registrable Securities.

(b) The terms of this Article III shall not be terminable.

(c) Notwithstanding anything to the contrary in this Section 3.13, this Agreement (or any article or provision herein) may be terminated upon the mutual written consent of the parties hereto.

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IN WITNESS WHEREOF, the parties hereto have executed this Investor and Registration Rights Agreement as of the date first written above.

PARENT:

THE REAL BROKERAGE INC.

By:  signed “Tamir Poleg”

Name: Tamir Poleg

Title: Chief Executive Officer

Signature Page to Investor and Registration Rights Agreement

INVESTORS:

INSIGHT PARTNERS XI, L.P.

By:   Insight Associates XI, L.P., its general partner
By:   Insight Associates XI, Ltd., its general partner

By: signed “Andrew Prodromos”

Name: Andrew Prodromos

Title:   Authorized Officer

INSIGHT PARTNERS (CAYMAN) XI, L.P.

By:   Insight Associates XI, L.P., its general partner
By:   Insight Associates XI, Ltd., its general partner

By: signed “Andrew Prodromos”

Name: Andrew Prodromos

Title:   Authorized Officer

INSIGHT PARTNERS XI (CO-INVESTORS), L.P.

By: Insight Associates XI, L.P., its general partner

By: Insight Associates XI, Ltd., its general partner

By: signed “Andrew Prodromos”

Name: Andrew Prodromos

Title:   Authorized Officer

INSIGHT PARTNERS XI (CO-INVESTORS) (B), L.P.

By: Insight Associates XI, L.P., its general partner

By: Insight Associates XI, Ltd., its general partner

By: signed “Andrew Prodromos”

Name: Andrew Prodromos

Title:   Authorized Officer

Signature Page to Investor and Registration Rights Agreement

INSIGHT PARTNERS (DELAWARE) XI, L.P.

By:  Insight Associates XI, L.P., its general partner

By:  Insight Associates XI, Ltd., its general partner

By: signed “Andrew Prodromos”

Name: Andrew Prodromos

Title:   Authorized Officer

INSIGHT PARTNERS (EU) XI, S.C.Sp.

By:   Insight Associates (EU) XI, S.a.r.l., its general partner

By: signed “Andrew Prodromos”

Name: Andrew Prodromos

Title:   Authorized Officer

Signature Page to Investor and Registration Rights Agreement

SCHEDULE I

Investor Name and	Units	Warrants	Purchase Price (CDN)
Address
Insight Partners XI,
L.P.			Units: $7,935,493.49
c/o Insight Partners	7,187,947	7,187,947
1114 Avenue of the			Warrants: $2,990,185.95
Americas, 36th Fl.
New York, NY 10036
Insight Partners
(Cayman) XI, L.P.			Units: $8,693,737.25
c/o Insight Partners	7,874,762	7,874,762
1114 Avenue of the			Warrants: $3,275,900.99
Americas, 36th Fl.
New York, NY 10036
Insight Partners
(Delaware) XI, L.P.			Units: $1,110,038.88
c/o Insight Partners	1,005,470	1,005,470
1114 Avenue of the			Warrants: $418,275.52
Americas, 36th Fl.
New York, NY 10036
Insight Partners XI
(Co-Investors), L.P.			Units: $132,141.07
c/o Insight Partners	119,693	119,693
1114 Avenue of the			Warrants: $49,792.29
Americas, 36th Fl.
New York, NY 10036
Insight Partners XI
(Co-Investors) (B), L.P.			Units: $182,126.88
c/o Insight Partners	164,970	164,970
1114 Avenue of the			Warrants: $68,627.52
Americas, 36th Fl.
New York, NY 10036
Insight Partners (EU)
XI, S.C.Sp.			Units: $1,031,136.00
c/o Insight Partners	934,000	934,000
1114 Avenue of the			Warrants: $388,544.00
Americas, 36th Fl.
New York, NY 10036
	17,286,842	17,286,842	Units: $19,084,673.57
Total:			Warrants: $7,191,326.27